Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of November, 2010

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.
(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar
São Paulo, SP, Brazil  01317-910
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ULTRAPAR HOLDINGS INC.

ITEM
1.	Interim financial information for the quarter ended March 31, 2010
2.	Interim financial information for the quarter ended June 30, 2010
3.	Earnings release for the third quarter 2010
4.	Minutes of the meeting of the Board of Directors held on November 10th, 2010
5.	Interim financial information for the quarter ended September 30, 2010
6.	Market announcement dated November 10, 2010

Item 1

(Convenience Translation into English from
the Original Previously Issued in Portuguese)

Ultrapar Participações S.A. and Subsidiaries

Interim financial information
March 31, 2010

Ultrapar Participações S.A. and Subsidiaries

Interim financial statements

as of March 31, 2010 and 2009

Independent accountant’s review report	3 - 4

Identification	5

Balance sheets	6 - 7

Income statements	8

Statements of changes in shareholders’ equity	9 - 10

Statements of cash flows - Indirect method	11 - 12

Notes to the financial statements	13 - 78

Other information considered material
by the company	79 - 80

Interest in the subsidiaries	81

MD&A – Analysis of consolidated earnings	82 – 87

2

Independent auditors’ review report

To the Board of Directors and Shareholders
Ultrapar Participações S.A.
São Paulo - SP

1.
We have reviewed the Quarterly Financial Information of Ultrapar Participações S.A. (the Company) and the consolidated Quarterly Financial Information of the Company and its subsidiaries for the quarter ended March 31, 2010, comprising the balance sheet, the statements of income, comprehensive income, cash flows, changes in shareholders’ equity, explanatory notes and management report, which are the responsibility of its management.

2.
Our review was conducted in accordance with the specific rules set forth by the IBRACON - The Brazilian Institute of Independent Auditors, in conjunction with the Federal Accounting Council - CFC and consisted mainly of the following: (a) inquiry and discussion with management responsible for the accounting, financial and operational areas of the Company and its subsidiaries, regarding the main criteria adopted in the preparation of the Quarterly Financial Information; and (b) reviewing information and subsequent events that have or may have relevant effects on the financial position and operations of the Company and its subsidiaries.

3.
Based on our review, we are not aware of any material modifications that should be made in the accounting information included in the Quarterly Financial Information described above, for these to be in accordance with accounting practices adopted in Brazil, especially the Committee for Accounting Pronouncements – CPC n° 21 – Interim Financial Statements and the rules issued by the Brazilian Securities and Exchange Commission (CVM), which are applicable to the preparation of the Quarterly Financial Information.

3

4.
As per Note n° 2, during the year of 2009 a number of Pronuncements, Interpretations and Techinical Guidance issued by the Committee for Accounting Pronuncements – CPC – were approved by the Brazilian Securities and Exchange Commission (CVM), in effect as from January 1, 2010, and changed certain accounting practices adopted in Brazil. These changes were adopted by the Company and its subsidiaries in the preparation of the Quarterly Financial Information for the quarter ended March 31, 2010 and disclosed in Note n° 2. This Quarterly Financial Information restated herein and, therefore, differ from the one originally presented by the Company as of March 31, 2010, including our review report dated May 4, 2010. The Quarterly Financial Information for the year and period related to 2009, presented herein for comparison purposes, were adjusted to include the changes in the accounting practices adopted in Brazil in effect in 2010.

São Paulo, November 9, 2010

KPMG Auditores Independentes
CRC 2SP014428/O-6

Anselmo Neves Macedo
Accountant CRC 1SP160482/O-6

4

Ultrapar Participações S.A. and Subsidiaries
(Convenience Translation into English from the Original Previously Issued in Portuguese)

IDENTIFICATION

01.01- CAPITAL COMPOSITION
Number of shares	Current quarter	Prior quarter	Same quarter in prior year
(Thousands)	03/31/2010	12/31/2009	03/31/2009
Paid-up Capital
1 - Common	49,430	49,430	49,430
2 - Preferred	86,666	86,666	86,666
3 - Total	136,096	136,096	136,096
Treasury Share
4 - Common	7	7	7
5 - Preferred	2,138	2,138	2,201
6 - Total	2,145	2,145	2,208

01.02 - DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 - APPROVAL	4 - REVENUE	5 - BEGINNING OF PAYMENT	7 - TYPE OF SHARE	8 - AMOUNT PER SHARE
01	Board of Director’s Meeting	02/24/2010	Dividends	03/12/2010	Common	1.190000000
02	Board of Director’s Meeting	02/24/2010	Dividends	03/12/2010	Preferred	1.190000000

01.03 - SUBSCRIBED CAPITAL AND ALTERATIONS IN THE CURRENT YEAR

1 - ITEM	2 - DATE OF ALTERATION	3 - AMOUNT OF THE CAPITAL (IN THOUSANDS OF REAIS)	4 - AMOUNT OF THE ALTERATION (IN THOUSANDS OF REAIS)	5 - NATURE OF ALTERATION	7 - NUMBER OF SHARES ISSUED (THOUSAND)	8 - SHARE PRICE ON ISSUE DATE (IN REAIS)

5

Ultrapar Participações S.A. and Subsidiaries

Balance sheets

as of March 31, 2010 and December 31, 2009

(In thousands of Reais)

Assets		Parent		Consolidated
		03/31/2010	12/31/2009	03/31/2010	12/31/2009
Current assets

Cash and cash equivalents	5	32,307	58,926	1,500,396	1,887,499
Financial investments	5	20,000	-	411,515	440,257
Trade account receivables	6	-	-	1,588,988	1,618,283
Inventories	7	-	-	1,011,957	942,181
Recoverable taxes	8	37,344	38,245	310,490	320,161
Dividends receivable		30	119,020	-	-
Other receivables		2,384	9	30,799	35,336
Prepaid expenses	11	-	-	47,548	22,832
Total current assets		92,065	216,200	4,901,693	5,266,549
Non-current assets
Long-term assets
Financial investments	5	-	-	7,193	7,193
Trade account receivables	6	-	-	75,612	86,377
Related companies	9.a)	750,000	774,082	9,376	7,606
Deferred income and social
contribution taxes	10.a)	750	231	672,356	694,571
Recoverable taxes	8	21,586	17,161	65,136	53,176
Escrow deposits		232	217	323,809	308,538
Other receivables		-	-	1,195	1,503
Prepaid expenses	11	-	-	35,466	34,944
		772,568	791,691	1,190,143	1,193,908
Investments
Subsidiaries	12.a)	5,005,465	4,905,465	-	-
Affiliates	12.b)	-	-	12,486	12,461
Others		-	-	2,344	2,285
Property, plant and equipment	13 and 16.h)	-	-	3,861,184	3,784,500
Intangible assets	14	246,163	246,163	1,202,698	1,203,693
Deferred charges	15	-	-	8,591	9,819
		5,251,628	5,151,628	5,087,303	5,012,758
Total non-current assets		6,024,196	5,943,319	6,277,446	6,206,666
Total assets		6,116,261	6,159,519	11,179,139	11,473,215

The accompanying notes are an integral part of these financial statements.

6

Ultrapar Participações S.A. and Subsidiaries

Balance sheets

as of March 31, 2010 and December 31, 2009

(In thousands of Reais)

	Note	Parent		Consolidated
Liabilities		03/31/2010	12/31/2009	03/31/2010	12/31/2009

Current liabilities
Loans and financing	16	-	-	718,004	1,132,105
Debentures	16	26,956	1,381	26,955	1,381
Finance leases	16.h)	-	-	9,391	10,728
Trade payables		148	10,026	667,585	891,869
Salaries and related charges		100	100	133,079	176,490
Taxes payable		53	1,422	158,025	121,496
Dividends payable		2,139	104,019	7,645	113,868
Income tax and social
contribution payable		5	-	38,225	18,975
Post-employment benefits	25.b)	-	-	11,955	11,960
Provision for contingencies	24.a)	-	-	21,660	23,024
Provision for assets retirement
obligation	17	-	-	5,848	3,813
Deferred revenue	18	-	-	18,708	11,821
Other payables		649	847	24,715	48,711
Total current liabilities		30,050	117,795	1,841,795	2,566,241
Non-current liabilities
Long-term liabilities
Financing	16	-	-	2,514,027	2,131,388
Debentures	16	1,188,795	1,186,485	1,188,795	1,186,485
Finance leases	16.h)	-	-	3,045	4,637
Related companies	9.a)	-	-	4,071	4,071
Deferred income and social
contribution taxes	10.a)	-	-	19,198	13,496
Provision for contingencies	24.a)	3,548	3,507	527,204	540,230
Post-employment benefits	25.b)	-	-	90,085	90,080
Provision for assets retirement
obligation	17	-	-	60,001	60,765
Deferred revenue	18	-	-	5,167	5,310
Other payables		-	-	46,979	34,670
Total non-current liabilities		1,192,343	1,189,992	4,458,572	4,071,132
Non-controlling interest		-	-	20,535	35,017
Shareholders’ equity
Share capital	19.a)	3,696,773	3,696,773	3,696,773	3,696,773
Capital reserve	19.c)	4,482	4,482	1,426	1,275
Revaluation reserve	19.d)	7,825	8,156	7,825	8,156
Profit reserves	19.e)	1,268,850	1,268,850	1,268,850	1,268,850
Treasury shares	19.b)	(123,720)	(123,720)	(135,760)	(136,403)
Valuation adjustment	3.c) and 19.g)	(2,044)	(4,075)	(2,044)	(4,075)
Cumulative translation
adjustments	3.o) and 19.h)	(19,047)	(5,302)	(19,047)	(5,302)
Retained earnings		60,749	6,568	40,214	(28,449)
	19.f)	4,893,868	4,851,732	4,858,237	4,800,825
Total liabilities and shareholders' equity		6,116,261	6,159,519	11,179,139	11,473,215

The accompanying notes are an integral part of these financial statements.

7

Ultrapar Participações S.A. and Subsidiaries

Income statements

Fiscal period ended March 31, 2010 and 2009

(In thousands of Reais)

		Parent		Consolidated
	Note
		03/31/2010	03/31/2009	03/31/2010	03/31/2009

Gross revenue from sales and services	3.a)	-	-	10,332,325	6,725,158
Deductions		-	-	(398,933)	(315,765)

Net revenue from sales and services		-	-	9,933,392	6,409,393
Cost of products and services sold	3.a)	-	-	(9,238,514)	(5,908,661)

Gross income		-	-	694,878	500,732

Operating revenues (expenses)
Selling and marketing		-	-	(279,499)	(178,946)
General and administrative		(1,679)	(1,201)	(176,442)	(149,104)
Other net operating income		2,465	(1)	7,098	5,278
Income on disposal of assets	20	-	-	394	2,762

Operating income before financial income and equity		786	(1,202)	246,429	180,722
Net financial income	22	(2,309)	(24,745)	(73,250)	(57,811)
Equity in income of subsidiaries and affiliates	12.a) and 12.b)	126,243	117,101	25	(100)

Operating income before social contribution and income taxes		124,720	91,154	173,204	122,811

Social contribution and income taxes
Current	10.b)	(4)	-	(30,915)	(28,780)
Deferred charges	10.b)	519	662	(27,366)	(7,794)
Tax incentives	10.b) and 10.c)	-	-	7,119	6,934
		515	662	(51,162)	(29,640)

Income before non-controlling interest		125,235	91,816	122,042	93,171
Non-controlling interests		-	-	3,193	(1,355)

Net income for the period		125,235	91,816	125,235	91,816

The accompanying notes are an integral part of these financial statements.

8

Ultrapar Participações S.A. and Subsidiaries

Statements of changes in shareholders’ equity in the parent company

Fiscal period ended March 31, 2010

(In thousands of Reais)

				Revaluation			Cumulative
		Share	Capital	reserve in	Profit	Valuation	translation	Retained
	Note	capital	reserve	subsidiaries	reserve	adjustment	adjustments	earnings	Total
Balance at December 31, 2009		3,696,773	4,482	8,156	1,145,130	(4,075)	(5,302)	6,568	4,851,732
Realization of revaluation reserve	19.d)	-	-	(331)	-	-	-	331	-
Income tax and social contribution on
realization of revaluation reserve of
subsidiaries	19.d)	-	-	-	-	-	-	(46)	(46)
Dividends		-	-	-	-	-	-	(56,857)	(56,857)
Changes on non-controlling interest by
subsidiaries	2.2.i)	-	-	-	-	-	-	(14,482)	(14,482)
Valuation adjustments for financial
instruments	3.c)	-	-	-	-	2,031	-	-	2,031
Currency translation of foreign
subsidiaries	3.o)	-	-	-	-	-	(13,745)	-	(13,745)
Net income for the period		-	-	-	-	-	-	125,235	125,235
Balance at March 31, 2010		3,696,773	4,482	7,825	1,145,130	(2,044)	(19,047)	60,749	4,893,868

The accompanying notes are an integral part of these financial statements.

9

Ultrapar Participações S.A. and Subsidiaries

Statements of changes in shareholders’ equity in the consolidated statements

Fiscal period ended March 31, 2010

(In thousands of Reais)

				Revaluation			Cumulative
		Share	Capital	reserve in	Profit	Valuation	translation	Retained
	Note	capital	reserve	subsidiaries	reserve	adjustment	adjustments	earnings	Total
Balance at December 31, 2009		3,696,773	1,275	8,156	1,132,447	(4,075)	(5,302)	6,568	4,835,842
Realization of revaluation reserve	19.d	-	-	(331)	-	-	-	331	-
Income tax and social contribution on
realization of revaluation reserve of
subsidiaries	19.d	-	-	-	-	-	-	(46)	(46)
Dividends		-	-	-	-	-	-	(56,857)	(56,857)
Changes on non-controlling interest by
subsidiaries	2.2.i	-	-	-	-	-	-	(14,482)	(14,482)
Valuation adjustments for financial
instruments	3.c	-	-	-	-	2,031	-	-	2,031
Currency translation of foreign
subsidiaries	3.o	-	-	-	-	-	(13,745)	-	(13,745)
Treasury shares		-	151	-	643	-	-	-	794
Net income for the period		-	-	-	-	-	-	125,235	125,235
Balance at March 31, 2010		3,696,773	1,426	7,825	1,133,090	(2,044)	(19,047)	60,749	4,878,772

The accompanying notes are an integral part of these financial statements.

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Ultrapar Participações S.A. and Subsidiaries

Statements of cash flows - Indirect method

Fiscal period ended March 31, 2010 and 2009

(In thousands of Reais)

		Parent		Consolidated
	Note	03/31/2010	03/31/2009	03/31/2010	03/31/2009

Cash flows from operating activities
Net income for the period		125,235	91,816	125,235	91,816
Adjustments to reconcile net income to cash provided by
operating activities
Equity in income of subsidiaries and affiliates	12	(126,243)	(117,101)	(25)	100
Depreciation and amortization		-	-	133,108	107,032
PIS and COFINS credits on depreciation		-	-	2,114	2,594
Expense with tanks removed	17	-	-	(1,061)	(725)
Interest, monetary and exchange rate changes		7,851	45,546	93,647	86,997
Deferred income and social contribution taxes	10.b)	(519)	(662)	27,366	7,794
Non-controlling interest in income		-	-	(3,193)	1,355
Proceeds from sale of property, plant and equipment		-	-	(394)	(2,762)
Others		-	-	611	(351)
Dividends received from subsidiaries		118,990	3,600	-	-
(Increase) decrease in current assets
Trade accounts receivables	6	-	-	29,296	(28,331)
Inventories	7	-	-	(70,108)	162,759
Recoverable taxes	8	901	(9,961)	9,671	16,816
Other receivables		(2,375)	832	4,537	81,044
Prepaid expenses	11	-	-	(24,716)	(25,715)
Increase (decrease) in current liabilities
Trade payables		(9,878)	(227)	(224,284)	(103,311)
Wages and employee benefits		-	4	(43,411)	(37,357)
Taxes payable		(1,369)	(103)	36,530	5,774
Income tax and social contribution		5	-	19,250	(10,132)
Other payables		(198)	(37)	(18,481)	(818)
(Increase) decrease in long-term assets
Trade accounts receivable	6	-	-	10,407	9,631
Recoverable taxes	8	(4,425)	-	(12,126)	(4,105)
Amounts in escrow		(15)	(24)	(15,271)	(6,986)
Other receivables		-	-	308	38
Prepaid expenses	11	-	-	339	706
Increase (decrease) in long-term liabilities
Provision for contingencies		41	-	(13,027)	7,713
Other payables		-	92	12,171	384
Net cash provided by operating activities		108,001	13,775	78,493	361,960

The accompanying notes are an integral part of these financial statements.

11

Ultrapar Participações S.A. and Subsidiaries

Statements of cash flows - Indirect method

Fiscal period ended March 31, 2010 and 2009

(In thousands of Reais)

		Parent		Consolidated
	Note	03/31/2010	03/31/2009	03/31/2010	03/31/2009

Cash flows from investment activities
Financial investments, net of redemptions		(20,000)	(750,000)	28,743	110,009
Disposal (acquisition) of investments, net	12	-	-	-	(1,189,646)
Capital contributions to subsidiaries	12	-	(4,980)	-	-
Acquisition of property, plant and equipment	13	-	-	(173,916)	(104,010)
Increase in intangible assets	14	-	-	(38,730)	(18,042)
Gain on sale of property, plant and equipment		-	-	4,459	8,749

Net cash provided by (used in) investment activities		(20,000)	(754,980)	(179,444)	(1,192,940)

Cash flows from financing activities
Financing and debentures
Fund raising	16	-	-	1,048,107	547,133
Amortization	16	-	(9,402)	(1,152,144)	(153,468)
Payment of financial lease	16	-	-	(3,297)	(3,240)
Dividends paid		(158,736)	(32)	(163,079)	(136)
Reduction of non-controlling interest		-	-	(11,369)	-
Related entities	9.a)	44,116	13,615	(1,770)	(698)

Net cash provided by (used in) financing activities		(114,620)	4,181	(283,552)	389,591

Effect of changes in exchange rates on cash and cash equivalents in foreign currency		-	-	(2,600)	5,018

Increase (decrease) in cash and cash equivalents		(26,619)	(737,024)	(387,103)	(436,371)

Cash and cash equivalents at beginning of period	5	58,926	778,991	1,887,499	1,275,053

Cash and cash equivalents at end of period	5	32,307	41,967	1,500,396	838,682

The accompanying notes are an integral part of these financial statements.

12

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

1.  Operations

Ultrapar Participações S.A. (“Company”), with headquarters in the City of São Paulo, engages in the investment of its own capital in commercial and industrial activities and related businesses, including the subscription or acquisition of shares of other companies.

Through its subsidiaries, it operates in the segment of liquefied petroleum gas - LPG distribution (“Ultragaz”), light fuel & lubricant distribution, and related business (“Ipiranga”), production and marketing of chemicals (“Oxiteno”), and provision of logistics services for liquid bulk cargo (“Ultracargo”). The Company also operates a petroleum refining business through its investment in Refinaria de Petróleo Riograndense S.A. (“RPR”).

2.	First-time adoption of the new pronouncements issued by the Accounting Pronouncements Committee (“CPC”)

Pursuant to the requirements of the article 2, paragraph II, of CVM Resolution 603/09, the Company is restating the interim financial information for the 1st quarter of 2010 in accordance with the pronouncements issued in 2009 and 2010.

In order to bring about convergence of the Brazilian accounting rules and the International Financial Reporting Standards (“IFRS”), during the years 2009 and 2010 the Brazilian Securities and Exchange Commission (“CVM”) issued several resolutions approving the CPC pronouncements and established new accounting standards applicable to Brazil, effective 2010 (“New BR GAAP”).

2.1 Transition basis for the adoption of the new CPC pronouncements

The transition date elected by the Company for the application of the New BR GAAP was January 1, 2009, date on which the Company and its subsidiaries prepared its opening balance sheet in accordance with the pronouncements of the New BR GAAP. The interim financial statements as of June 30, 2010, as well as 2009 information included therein, are being restated according to the New BR GAAP, as described in Note 3.

The Company’s individual and consolidated financial statements for the year ended December 31, 2010 will be the first annual financial statements under the New BR GAAP.

On the transition date, the Company applied CPC 43 (First-Time Adoption of CPC Technical Pronouncements 15 to 40), which establishes the steps to be followed for the adoption of the new pronouncements.

13

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

With the purpose of making the financial statements under New BR GAAP equivalent to financial statements under IFRS, CPC 43 defines as the first step for the adoption of the new pronouncements the application of CPC 37 (First-Time Adoption of International Accounting Standards) – equivalent to IFRS 1 (First-Time Adoption of IFRS) – which provides exceptions to and optional exemptions from the retrospective application of the accounting standards.

The Company has applied certain optional exemptions with regard to the full retrospective application of the standards, as summarized below:

a.	Exemption related to business combination before the transition date

The Company and its subsidiaries opted for the exemption related to business combinations; accordingly, business combinations that occurred before January 1, 2009 were not restated. The main business combinations performed by the Company before the transition date were the acquisitions of Ipiranga in 2007 and União Terminais in 2008.

As permitted by CPC 37, the Company and its subsidiaries extended this exemption to acquisitions of interests in subsidiaries and joint ventures, which were not restated in the opening balance sheet as well. The main acquisition of joint venture before the transition date was the acquisition of RPR in 2007.

b.	Exemption related to changes in existing decommissioning, restoration and similar liabilities included in the cost of property, plant and equipment

For New BR GAAP purposes, the Company and its subsidiaries identified the need to include in property, plant and equipment the estimated cost to remove, for decommissioning or restoration purposes, Ipiranga’s underground fuel tanks located at Ipiranga-branded gas stations.

Using the exemption permitted by the standard, Ipiranga did not calculate the removal cost of the tanks existing on January 1, 2009 based on the costs at the acquisition time of the respective tanks for recognition in property, plant and equipment. The amount added to the acquisition cost of the tanks in property, plant and equipment was obtained based on the estimated removal cost as of January 1, 2009, which was discounted to the date of acquisition of each tank and then depreciated up to the transition date.

c.	Exemption related to the capitalization of borrowing costs

Regarding borrowing costs incurred before January 1, 2009 and capitalized according to the prior accounting standards, the Company and its subsidiaries opted for the exemption that allows such costs to be written off in the opening balance sheet against retained earnings, instead of recalculating them on a retroactive basis according to the new rules applicable to the capitalization of borrowing costs.

14

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

d.	Exemption related to deemed cost

When recording the initial balance of property, plant and equipment upon the first-time adoption of CPC 27 (Property, Plant and Equipment) and ICPC 10 (Interpretation of the First-Time Adoption of Pronouncements CPCs 27, 28, 37 and 43 to Property, Plant and Equipment and Investment Property), the Company and its subsidiaries chose not to revise the historical costs of items of property, plant and equipment and not to use the deemed cost, as set forth in paragraphs 20 to 29 of ICPC 10.

2.2 Conciliation between previous GAAP and New BR GAAP

Shareholders’ equity	March 31, 2010	March 31, 2009	January 1, 2009	December 31, 2009

Shareholders’ equity under previous GAAP	4,958,839	4,741,529	4,650,076	4,829,274

Adoption of New BR GAAP effects:
a) Recognition of provision for assets retirement obligation	(38,922)	(37,150)	(36,773)	(38,008)
b) Measurement of property, plant and equipment::
b.1) Borrowing costs capitalization	(26,666)	(28,956)	(30,072)	(27,419)
b.2) Recognition of inflation 1996/1997	14,418	16,825	17,474	14,617
c) Write-off of investments in progress	(21,493)	(21,385)	(21,000)	(21,392)
d) Recognition of provision for contingencies	(8,064)	(7,363)	(7,191)	(7,905)
e) Business Combination –Texaco acquisition	(56,900)	-	-	(49,810)
f) Loyalty program	(16,887)	-	-	(9,927)
g) Other effects, net	2,685	425	(1,038)	1,482
h) Deferred income and social contribution taxes	51,227	26,385	26,724	53,056
j) Reversal of dividends payable in excess of the minimum mandatory dividends set by the Bylaws	-	-	52,391	56,857
Total	(100,602)	(51,219)	515	(28,449)

Shareholders’ equity, excluding non-controlling interest in subsidiaries	4,858,237	4,690,310	4,650,591	4,800,825

i) Non-controlling interest in subsidiaries in the shareholders´equity	20,535	39,257	38,187	35,017

Shareholders’ equity under New BR GAAP	4,878,772	4,729,567	4,688,778	4,835,842

15

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

Net income	Quarter ended March 31, 2010	Quarter ended March 31, 2009

Net income under previous GAAP	140,531	91,159
Adoption of New BR GAAP effects:
a) Recognition of provision for assets retirement obligation	(914)	(377)
b) Measurement of property, plant and equipment:
b.1) Borrowing costs capitalization	753	1,116
b.2) Recognition of inflation 1996/1997	(199)	(649)
c) Write-off of investments in progress	(101)	(385)
d) Recognition of provision for contingencies	(159)	(172)
e) Business Combination – Texaco acquisition	(7,090)	-
f) Loyalty program	(6,960)	-
g) Other effects, net	1,204	1,462
h) Deferred income and social contribution tax	(1,830)	(338)
Total	(15,296)	657

Net income, excluding non-controlling interest in subsidiaries	125,235	91,816

i) Non-controlling interest in subsidiaries in the net income	(3,193)	1,355

Net income under New BR GAAP	122,042	93,171

The notes below describe the main effects resulting from the adoption of the New BR GAAP:

a.	Recognition of provision for removal of fuel tanks (asset retirement obligation - ARO)

Under the prior accounting standards, there was no requirement to recognize a provision for the liability to remove Ipiranga’s fuel tanks located at Ipiranga-branded gas stations. The Company recognized amounts related to the removal and write-off of tanks as an expense as incurred.
For New BR GAAP purposes, a provision must be recognized for the removal of assets when there is a legal or constructive obligation. The Company has identified that such provision is required for Ipiranga’s underground fuel tanks. Therefore, a provision was recognized in the amount of the costs estimated to remove the tanks existing on January 1, 2009 (see Note 2.1.b).

16

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

b.  Measurement of property, plant and equipment

b.1) Under the prior accounting practices, subsidiaries capitalized just borrowing costs with specific destination related to the acquisition and construction of qualifying assets. After January 1, 2009, subsidiaries started to capitalize also borrowing costs without specific destination related to the acquisition and construction of qualifying assets, based on a weighted average rate of borrowing costs prevailing in each period, according to CPC 20 (Borrowing Costs). Borrowing costs capitalized in accordance with the prior accounting practices were written off in the opening balance sheet (see Note 2.1.c).

b.2) Hyperinflationary economy accounting, according to the prior accounting practices, was applied until December 31, 1995. Under the international standards applicable to the New BR GAAP, the Brazilian economy was qualified as a hyperinflationary economy in the years 1996 and 1997.

c.	Write-off of investments in progress

For the prior accounting practices purposes, the Company capitalized the following items:

•                 Sundry expenses incurred for Texaco acquisition, which were integrated into goodwill; and

•                 Expenses on the Comperj project, which is related to the future development of a joint business with other companies for the construction of a petrochemical complex.

For New BR GAAP purposes, the expenses described above do not meet the conditions for capitalization and must be recognized in income when incurred.

d.	Recognition of provisions for contingencies

For New BR GAAP purposes, a provision for contingencies is recognized when the probability that an obligation exists exceeds 50%, while, under the prior accounting practices, a provision was recognized when the likelihood of loss was deemed probable.

17

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

e.	Business combination - Texaco acquisition

On April 1, 2009, through its subsidiary Sociedade Brasileira de Participações Ltda., the Company acquired Chevron Brasil Ltda. and Sociedade Anônima de Óleo Galena Signal for an amount of R$ 1,355,509. This acquisition allowed an expansion of the Company’s fuel and lubricant distribution business to the Central-West, Northeast and North Regions of Brazil and an increase in its operating scale, which resulted in benefits for the Company and its resellers, customers, consumers and community.

For the prior accounting practices purposes, the assets and liabilities of acquired entities were recorded at book value. Goodwill was equal to the difference between the price paid, including sundry expenses incurred, and the net book value of the assets. Goodwill was broken down into R$ 398,985, based on expected future profitability, and R$ 344,418, based on the difference between the market value and the book value of the assets.

For New BR GAAP purposes, the fair value of the assets and liabilities acquired has been determined. Acquisition cost has been allocated between the identified assets acquired and liabilities assumed, recognized at fair value. Intangible assets which had not been recognized in the books of the acquired entity were taken into account during identification of assets and liabilities. Sundry expenses incurred were recognized as incurred and were not part of acquisition cost.

The table below summarizes the estimates of fair values of the assets acquired and liabilities assumed on completion of the acquisition:

R$
Current assets	625,000
Non-current assets	1,132,485
Goodwill	177,759
Total assets acquired and goodwill	1,935,244
Current liabilities	311,869
Non-current liabilities	267,866
Net assets	1,355,509

18

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

Goodwill recorded under prior accounting practices	398,985
Deferred taxes effects on goodwill	(134,658)
Goodwill recorded under prior accounting practices,
net of deferred taxes effects	264,327
Goodwill difference between New BR GAAP and prior
accounting practices	(86,568)
Goodwill recorded under New BR GAAP	177,759
Difference between the market value and the carrying value of the assets (treated similarly between prior accounting practices
and New BR GAAP)	344,418

f.	Loyalty Program

Since March 2009, Ipiranga has a loyalty program called ‘Km de Vantagens’ that rewards registered customers with points when they buy products at Ipiranga gas stations. The customer may exchange the points for discounts on products and services offered by Ipiranga’s partners.

Under the prior accounting practices, charges under the program for which Ipiranga was liable (those related to Multiplus Fidelidade partner) were recognized as incurred.

For New BR GAAP purposes, points received by Ipiranga’s customers for buying products at the gas station chain that may be used in Multiplus Fidelidade are considered as part of the sales revenue based on the fair value of the points granted. Revenue is deferred based on the expected redemption of points, and is recognized in income when the points are redeemed, on which occasion the charges incurred are also recognized in income. Deferred revenue of unredeemed points is recognized in income when the points expire.

g.	Other effects, net

Other effects include amounts that, whether individually or jointly, are immaterial.

h.	Deferred income and social contribution taxes

Deferred income and social contribution taxes represent the effects of the matters addressed in items (a) to (g) above.

19

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

i.	Presentation of non-controlling interests in subsidiaries

Under the prior accounting practices, non-controlling interests in subsidiaries were presented separately from shareholders’ equity and deducted from net income in the consolidated financial statements.

For New BR GAAP purposes, non-controlling interests in subsidiaries are presented as part of consolidated shareholders’ equity and net income.

j.	Reversal of dividends payable in excess of the minimum mandatory dividends set by the Bylaws

Under the prior accounting practices, at the closing of each fiscal year, dividends and interest on capital proposed by the management, even if not approved at a General Meeting, were recognized as liabilities.

For New BR GAAP purposes, dividends and interest on capital are only recognized when the legal obligation is established; therefore, dividends and interest on capital proposed beyond the requirements of the Bylaws should only be recognized when approved at a General Meeting.

Furthermore, for consistency with the New BR GAAP and for a better presentation of the financial statements, certain reclassifications between accounts were made in the balance sheet, in the statement of income and in the statement of cash flows, which had been previously published.

3.	Representation of interim financial statements and summary of main accounting practices

The interim financial statements were prepared according to the New BR GAAP, which includes the Brazilian Corporate Law, the standards, guidelines and interpretations issued by the Brazilian Accounting Standards Committee and the rules issued by the CVM, including the CPC’s issued in 2009 and 2010, which are applicable in 2010 (see Note 2).

The Company’s financial statements prepared under the New BR GAAP have only one difference from the IFRS, as expressly permitted by CPC 43, relating to the deferred charges accounted for by the Company, which, on the date of adoption of IFRS, were written off in the opening balance sheet, and the respective amortization was reversed in the subsequent periods (see Note 3.i).

The following is a summary of significant accounting practices followed in the preparation of the financial statements:

20

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

a.	Recognition of income

Income is recognized on the accrual basis. Revenues from sales and costs are recognized as income when all risks and benefits associated with the products are transferred to the purchaser. Revenues from services provided and their costs are recognized as income when the services are performed. Costs of products sold and services provided include goods (mainly fuels/lubricants and LPG), raw materials (chemicals and petrochemicals) and production, distribution, storage and filling costs.

b.	Cash equivalents

Include short-term highly-liquid investments that are readily convertible into a known amount of cash and are subject to an insignificant risk of change in value. See Note 5 for further detail on cash equivalents of the Company and its subsidiaries.

c.	Financial instruments

In accordance with Resolution CVM 604/09, the financial instruments of the Company and its subsidiaries were classified into the following categories:

•
Measured at fair value through income: financial assets held for trading, that is, purchased or created primarily for the purpose of sale or repurchase in the short term, and derivatives. Changes in fair value are recorded as income, and the balances are stated at fair value.

•
Held to maturity: non-derivative financial assets with fixed payments or determinable payments, with fixed maturities for which the entity has the positive intent and ability to hold to maturity. The interest earned is recorded as income, and balances are stated at acquisition cost plus the interest earned.

•
Available for sale: non-derivative financial assets that are designated as available for sale or that were not classified into other categories. The interest earned is recorded as income, and the balances are stated at fair value. Differences between fair value and acquisition cost plus the interest earned are recorded in a specific account of the shareholders’ equity. Gains and losses recorded in the shareholders’ equity are included in income, in case of prepayment.

•
Loans and receivables: non-derivative financial instruments with fixed or determinable payments or receipts, not quoted in active markets, except: (i) those which the entity intends to sell immediately or in the short term and which the entity classified as measured at fair value through income; (ii) those classified as available for sale; or (iii) those the holder of which cannot substantially recover its initial investment for reasons other than credit deterioration. The interest earned is recorded as income, and balances are stated at acquisition cost plus the interest earned.

21

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

The Company and its subsidiaries designate certain derivative financial instruments used to hedge against changes in interest rates and variations in the exchange rate as cash flow hedge. In the case of derivatives designed hedge cash flow against changes caused by the variation in interest rates, the difference between the fair value of the financial instrument and its updated cost is recognized as a valuation adjustment in the shareholders’ equity, not affecting the income statement of the Company and its subsidiaries. In the case of foreign exchange derivatives designated by subsidiary RPR for hedge of future cash flows, the effect of variation in the derivative is posted to the valuation adjustment in shareholders’ equity until the time when the hedged item affects the income statement. The difference between the fair value of the derivative and updated cost is recognized directly in income of the subsidiary. Gains and losses recorded in the shareholders’ equity are included in income, in case of financial instruments prepayment.

The Company and its subsidiaries designate derivative financial instruments used to compensate variations due to changes in interest rates in the market value of contracted debt in Reais as fair value hedge. Such variations, as well as the difference between the derivative financial instrument fair value and its updated cost, are recognized in the income.

For further detail on financial instruments of the Company and its subsidiaries, see Notes 5, 16, and 23.

d.	Current and non-current assets

The trade accounts receivable are recorded at the amount billed, adjusted to the present value if applicable, including all direct taxes of the Company and its subsidiaries.

Allowance for doubtful accounts is calculated based on estimated losses and is set at an amount deemed by management to be sufficient to cover any loss on realization of accounts receivable.

Inventories are stated at the lower of average acquisition or production cost, and replacement cost or market value.

The other assets are stated at the lower of cost and realizable value, including, if applicable, the interest earned, monetary changes and changes in exchange rates incurred or less a provision for loss and, if applicable, adjustment to present value (see Note 3.r).

e.	Investments

Investments in subsidiaries are valued by the equity method of accounting.

Investments in companies in which management has a significant influence or in which it holds 20% or more of the voting stock, or that are part of a group under common control are also accounted for the equity method of accounting (see Note 12).

The other investments are stated at acquisition cost less provision for loss, unless the loss is considered temporary.

22

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

f.  Property, plant and equiment

Recorded at acquisition or construction cost, including financial charges incurred on property, plant and equipment under construction, as well as significant maintenance costs resulting from scheduled plant outages. Property, plant and equipment acquired before December 31, 1997 are adjusted for inflation as of that date, as mentioned in Note 2.2.b.2).

Depreciations are calculated using the straight-line method, for the periods mentioned in Note 13, taking into account the economic life of the assets, as periodically revised in accordance with ICPC 10 and applied on January 1, 2010. The methodology applied by the independent valuer took into account the economic or technical life estimated by the manufacturer, based on ideal project conditions, adjusted by determinant reduction factors of service and maintenance conditions inherent to the analyzed groups of assets. The following groups were subject to revision:

	Weighted	Weighted
	average term of	average term of
	depreciation	depreciation
	(years) - previous	(years) - revised

Buildings	25	25
Leasehold improvements	14	11
Machinery and equipment	10	11
Light fuel/lubricant distribution
equipment and facilities	10	14
LPG tanks and bottles	10	13
Vehicles	5	9
IT equipment	5	5

Leasehold improvements are depreciated over the shorter of the contract term and useful/economic life of the property.

g.	Financial leases

•           Finance leases

Certain financial lease contracts transfer substantially all the risks and benefits associated with the ownership of an asset to the Company and its subsidiaries. These contracts are characterized as finance leases, and assets thereunder are stated at fair value or, if lower, present value of the minimum payments under the relevant contracts. The items recognized as assets are depreciated at the depreciation rates applicable to each group of assets in accordance with Note 13. Financial charges under the finance lease contracts are allocated to income over the contract term, based on the amortized cost and actual interest rate method (see Note 16.h).

23

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

•           Operating leases

Are lease transactions where the risks and benefits associated with the ownership of the asset are not transferred and where the purchase option at the end of the contract is equivalent to the market value of the leased asset. Payments made under an operating lease contract are recognized as expenses in the income statement on a straight-line basis over the term of the lease contract, in accordance with Note 24.d).

h.	Intangible assets

Intangible assets include assets acquired by the Company and its subsidiaries from third parties, according to the following criteria (see Note 14):

• Goodwill is carried at the original value net of income and social contribution taxes less accumulated amortization as of December 31, 2008, when it ceased to be amortized. Goodwill generated as from January 1, 2009 is shown as intangible asset corresponding to the positive difference between the amount paid or payable to the seller and the fair value of the assets and liabilities of the acquired entity, and tested annually to verify the existence of probable losses (impairment). In accordance with CPC 15, goodwill is allocated to the respective cash generating units for impairment testing purposes.

• Bonus expenses as provided in Ipiranga’s agreements with reseller gas stations and major consumers are recorded when incurred and amortized according to the term of the agreement.

• Other intangible assets acquired from third parties, such as software, technology and commercial property rights, are measured at the total acquisition cost less accumulated amortization expenses.

The Company and its subsidiaries do not have intangible assets that were created internally or that have an indefinite useful life.

i.	Deferred charges

Deferred charges include restructuring costs that will produce benefits in future years (see Note 15). As permitted by the CPC 43, the Company and its subsidiaries decided to maintain the balances existing as of December 31, 2008 until they are fully amortized and, therefore, the financial statemets under New BR GAAP contain this temporary difference in relation to IFRS.

24

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

j.	Current and non-current liabilities

Current and noncurrent liabilities are stated at known or calculable amounts plus, if applicable, related charges, monetary changes and changes in exchange rates incurred until the date of the interim financial statements. When applicable the current and noncurrent liabilities are recorded in present value based on interest rates that reflect the term, currency and risk of each transaction. Transaction costs incurred and directly attributable to the activities necessary only to accomplish the transactions in order to raise funds through contracting debt or loans or by issuing debt bonds, as well as premiums in the issuance of debentures and other debt or equity instruments, are appropriated to their instrument and amortized to income over their term.

k.	Income and social contribution taxes on profit

Current and deferred income tax (IRPJ) and social contribution (CSLL) are calculated based on the current rates of income tax and social contribution on profit, including the value of tax incentives, as stated in Note 10.b).

l.	Assets retirement obligation – fuel tanks

This provision corresponds to the legal obligation to remove Ipiranga’s underground fuel tanks located at Ipiranga-branded gas stations after a certain period. The estimated amount of the obligation to remove this fuel tank is recorded as a liability when the tanks are installed. The amount is recorded in assets and depreciated over the respective useful life of the tanks. The amounts recognized as a liability are adjusted until the respective tank is removed. The estimated removal cost is revised periodically.

m.	Provision for contingencies

The provision for contingencies is created for contingent risks with a probable chance of loss (more-likely-than-not) in the opinion of managers and internal and external legal counsel, and the values are recorded based on evaluation of the outcomes of the legal proceedings (see Note 24.a).

n.	Actuarial obligation for post-employment benefits

Reserves for actuarial liabilities for post-employment benefits granted and to be granted to employees, retirees, and pensioners are based on an actuarial calculation prepared by an independent actuary, using the projected unit credit method, as described in Note 25.b).

25

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

o.	Basis for translating interim financial statements of foreign-based subsidiaries

Assets and liabilities of the subsidiaries Oxiteno México S.A. de C.V. and its subsidiaries, located in Mexico (functional currency: Mexican Peso), and Oxiteno Andina, C.A., located in Venezuela (functional currency: Bolivares Fortes), denominated in currencies other than that of the Company (functional currency: Real), are translated at the exchange rate in effect on the date of the interim financial statements. Gains and losses resulting from changes in these foreign investments are directly recognized in the shareholders’ equity as cumulative translation adjustments and will be recognized as income if these investments are disposed of. The recorded balance in the shareholders’ equity as cumulative translation adjustments as of March 31, 2010 was R$ 19,047 of exchange rate loss (R$ 5,302 loss as of December 31, 2009).

Assets and liabilities of the other foreign subsidiaries, which do not have autonomy, are considered activities of their investor and are translated at the exchange rate in effect by the end of the respective period. Gains and losses resulting from changes in these foreign investments are directly recognized as financial income. The gain recognized as income as of March 31, 2010 amounted to R$ 609 (R$ 428 loss as of March 31, 2009).

p.	Use of estimates

The preparation of interim financial statements requires the Company’s management to make estimates and assumptions that affect the values of assets and liabilities presented as of the date of the interim financial statements, as well as the values of revenues, costs and expenses for the periods presented. Although these estimates are based on the best information available to management about present and future events, the actual results may differ from these estimates.

q.	Impairment of assets

The Company reviews, at least annually, the carrying value of assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use or disposal. In cases where future expected cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of these assets. The factors considered by the Company in performing this assessment include current operating results, trends, and prospects, as well as the effects of obsolescence, demand, competition, and other economic factors. No impairment was recorded in the abovementioned periods.

r.	Adjustment to present value

The subsidiaries booked the adjustment to present value of ICMS credit balances on property, plant and equipment (CIAP – see Note 8). The Company and its subsidiaries reviewed all items classified as long-term and, where relevant, short-term assets and liabilities and did not identify the need to adjust other balances to present value.

26

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

4.  Principles of consolidation and investments in affiliates

The consolidated interim financial statements were prepared following the basic principles of consolidation established by the Brazilian Corporate Law and CVM rules, including the following direct and indirect subsidiaries:

		% interest in the share		% interest in the
		capital		share capital
	Location	Mar. 31, 2010		Dec. 31, 2009
		Direct	Indirect	Direct	Indirect
		control	control	control	control
Ultracargo - Operações Logísticas e Participações Ltda.	Brazil	100	-	100	-
Transultra - Armazenamento e Transporte Especializado Ltda.	Brazil	-	100	-	100
Petrolog Serviços e Armazéns Gerais Ltda.	Brazil	-	100	-	100
AGT – Armazéns Gerais e Transportes Ltda.	Brazil	-	100	-	100
Terminal Químico de Aratu S.A. – Tequimar	Brazil	-	99	-	99
União Vopak Armazéns Gerais Ltda. (*)	Brazil	-	50	-	50
Ultracargo Argentina S.A.	Argentina	-	100	-	100
Melamina Ultra S.A. Indústria Química	Brazil	-	99	-	99
Oxiteno S.A. Indústria e Comércio	Brazil	100	-	100	-
Oxiteno Nordeste S.A. Indústria e Comércio	Brazil	-	99	-	99
Oxiteno Argentina Sociedad de Responsabilidad Ltda.	Argentina	-	100	-	100
Oleoquímica Indústria e Comércio de Produtos Químicos Ltda.	Brazil	-	100	-	100
Barrington S.L.	Spain	-	100	-	100
Oxiteno México S.A. de C.V.	Mexico	-	100	-	100
Oxiteno Servicios Corporativos S.A. de C.V.	Mexico	-	100	-	100
Oxiteno Servicios Industriales S.A. de C.V.	Mexico	-	100	-	100
Oxiteno USA LLC	United States	-	100	-	100
Global Petroleum Products Trading Corp. (**)	Virgin Islands	-	100	-	100
Oxiteno Overseas Corp.	Virgin Islands	-	100	-	100
Oxiteno Andina, C.A.	Venezuela	-	100	-	100
Oxiteno Europe SPRL	Belgium	-	100	-	100
U.A.T.S.P.E. Empreendimentos e Participações Ltda.	Brazil	-	100	-	100
Empresa Carioca de Produtos Químicos S.A.	Brazil	-	100	-	100
Ipiranga Produtos de Petróleo S.A.	Brazil	100	-	100	-
am/pm Comestíveis Ltda.	Brazil	-	100	-	100
Centro de Conveniências Millennium Ltda.	Brazil	-	100	-	100
Conveniência Ipiranga Norte Ltda.	Brazil	-	100	-	100
Ipiranga Trading Limited	Virgin Islands	-	100	-	100
Tropical Transportes Ipiranga Ltda.	Brazil	-	100	-	100
Ipiranga Imobiliária Ltda.	Brazil	-	100	-	100
Ipiranga Logística Ltda.	Brazil	-	100	-	100
Maxfácil Participações S.A. (*)	Brazil	-	50	-	50
Isa-Sul Administração e Participações Ltda.	Brazil	-	100	-	100
Comercial Farroupilha Ltda.	Brazil	-	-	-	100
Companhia Ultragaz S.A.	Brazil	-	99	-	99
Bahiana Distribuidora de Gás Ltda.	Brazil	-	100	-	100
Utingás Armazenadora S.A.	Brazil	-	56	-	56
LPG International Inc.	Cayman Islands	-	100	-	100
Imaven Imóveis Ltda.	Brazil	-	100	-	100
Sociedade Anônima de Óleo Galena-Signal	Brazil	-	100	-	100
Oil Trading Importadora e Exportadora Ltda.	Brazil	-	100	-	100
SERMA - Ass. dos usuários equip. proc. de dados	Brazil	-	100	-	100
Refinaria de Petróleo Riograndense S.A. (*)	Brazil	33	-	33	-

(*)	Proportionate consolidation, as specified in Article 32 of Instruction CVM 247/96.

(**)	New corporate name of Oxiteno International Corp., according to changes in December 2009.

27

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

In March 2010, in order to simplify the corporate structure and reduce costs, the subsidiary Comercial Farroupilha Ltda. was merged into the subsidiary Ipiranga Produtos de Petróleo S.A. (“IPP”).

Investments of one company in the other, balances of asset and liability accounts and revenues and expenses were eliminated, as well as the effects of transactions conducted between the companies. The non-controlling interest by subsidiaries is indicated in the interim financial statements.

5.  Financial assets

Financial assets, excluding cash and banks, are substantially represented by money invested: (i) in Brazil, in debentures, certificates of deposit of first-rate financial institutions linked to the Interbank Certificate of Deposit (CDI) and in Federal government bonds; (ii) abroad, in certificates of deposits of first-rate financial institutions and in short-term investment funds with a portfolio composed of bonds issued by the U.S. Government; and (iii) currency and interest rate hedging instruments.

•           Cash and cash equivalents

Cash and cash equivalents are considered: (i) the balances of cash and banks, and (ii) short-term investments, highly liquid, readily convertibles to a known amount of cash and which are subject to an insignificant risk of value change.

	Parent		Consolidated
	03/31/2010	12/31/2009	03/31/2010	12/31/2009
Cash and banks
In local currency	-	23	65,783	102,888
In foreign currency	-	-	15,086	25,452
Financial investments
In local currency
Fixed-income securities and funds	32,307	58,903	1,419,527	1,759,159
Total cash and cash equivalents	32,307	58,926	1,500,396	1,887,499

28

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

•         Financial Investments

Financial assets that are not considered cash and cash equivalents are considered as financial investments.

	Parent		Consolidated
	03/31/2010	12/31/2009	03/31/2010	12/31/2009
Financial investments
In local currency
Fixed-income securities and funds	20,000	-	189,649	228,556
In foreign currency
Fixed-income securities and funds	-	-	215,042	206,171
Income from currency and interest rate
hedging instruments (a)	-	-	14,017	12,723
Total of financial investments	20,000	-	418,708	447,450
Current	20,000	-	411,515	440,257
Non-current	-	-	7,193	7,193

(a) Accumulated gains, net of income tax (see Note 23).

The financial assets of the Company and its subsidiaries, except cash and banks, were classified, according to their characteristics and the Company’s intention, into: (i) measured at fair value through income; (ii) held to maturity; and (iii) available for sale, as shown on the table below.

	Consolidated

	03/31/2010	12/31/2009

Measured at fair value through income	1,433,544	1,771,882
Held to maturity	7,193	7,193
Available for sale	397,498	427,534

Financial assets, except cash and banks	1,838,235	2,206,609

29

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

6.	Trade account receivable (Consolidated)

	03/31/2010	12/31/2009

Domestic customers	1,481,623	1,511,872
Customer financing - Ipiranga	192,071	194,429
Foreign customers	107,507	112,819
(-) Allowance for doubtful accounts	(116,601)	(114,460)
	1,664,600	1,704,660

Current	1,588,988	1,618,283

Non-current	75,612	86,377

Customer financing is provided for renovation and upgrading of service stations, purchase of products, and development of the fuel and lubricant distribution market.

Movements in the allowance for doubtful accounts are as follows:
Balance as of December 31, 2009	114,460
Additions	4,811
Write-offs	(2,670)
Balance as of March 31, 2010	116,601

30

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

7.	Inventories (Consolidated)

	03/31/2010			12/31/2009
		Provision	Net		Provision	Net
	Cost	for loss	balance	Cost	for loss	balance
Finished goods	181,302	(13,164)	168,138	205,265	(19,649)	185,616
Work in process	3,322	-	3,322	1,925	-	1,925
Raw materials	127,478	(74)	127,404	124,141	(52)	124,089
Liquefied petroleum gas (LPG)	22,055	-	22,055	24,769	-	24,769
Fuels, lubricants and greases	557,590	(837)	556,753	477,017	(1,310)	475,707
Consumable materials and bottles for
resale	36,797	(970)	35,827	39,167	(1,039)	38,128
Advances to suppliers	86,677	-	86,677	77,865	-	77,865
Properties for resale	11,781	-	11,781	14,082	-	14,082
	1,027,002	(15,045)	1,011,957	964,231	(22,050)	942,181

Movements in the provision for loss are as follows:

Balance as of December 31, 2009	22,050
Write-offs	(7,005)
Balance as of March 31, 2010	15,045

31

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

8.	Recoverable taxes

Are substantially represented by credit balances of Tax on Goods and Services (ICMS), Social Security Financing (COFINS), Employee’s Profit Participation Program (PIS), and Income and Social Contribution Taxes.

	Parent		Consolidated

	03/31/2010	12/31/2009	03/31/2010	12/31/2009

IRPJ and CSLL	58,889	55,365	122,955	108,776
ICMS	-	-	232,686	241,389
Provision for ICMS losses (*)	-	-	(70,024)	(70,986)
Adjustment to present value of ICMS on property, plant and equipment - CIAP (see Notes 3.r)	-	-	(3,996)	(3,830)
PIS and COFINS	21	21	78,104	78,684
Value-Added Tax (IVA) on the subsidiaries Oxiteno Mexico S.A. de C.V. and Oxiteno Andina, C.A.	-	-	7,484	9,762
IPI	-	-	2,741	3,721
Others	20	20	5,676	5,821
Total	58,930	55,406	375,626	373,337

Current	37,344	38,245	310,490	320,161

Non-current	21,586	17,161	65,136	53,176

(*)	The provision for ICMS losses relates to credit balances that the subsidiaries estimate to be unable to offset in the future.

Movements in the provision for ICMS losses are as follows:
Balance as of December 31, 2009	70,986
Reversals	(653)
Write-offs	(309)
Balance as of March 31, 2010	70,024

32

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

9.	Related parties

a. Related companies

	Parent
	Loans / Account receivables	Debentures	Financial income
	Assets	Assets

Ipiranga Produtos de Petróleo S.A.	-	750,000	23,566

Total as of March 31, 2010	-	750,000	23,566

Total as of December 31, 2009	5,188	768,894	-

	Consolidated
	Loans		Commercial transactions

	Assets	Liabilities	Receivable	Payable

Braskem S.A.	-	-	-	3,497
Copagaz Distribuidora de Gas Ltda.	-	-	374	-
Oxicap Indústria de Gases Ltda.	8,856	-	-	796
Petróleo Brasileiro S.A. – Petrobras	-	-	-	241,344
Quattor Química S.A.	-	-	-	1,363
Refinaria de Petróleo Riograndense S.A.(*)	-	-	-	4,058
SHV Gás Brasil Ltda.	-	-	112	-
Liquigás Distribuidora S.A.	-	-	276	-
Química da Bahia Indústria e Comércio S.A.	-	3,245	-	-
Other	520	826	67	-

Total as of March 31, 2010	9,376	4,071	829	251,058

Total as of December 31, 2009	7,606	4,071	504	284,843

33

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

	Consolidated
	Commercial transactions

	Sales	Purchases

Copagaz Distribuidora de Gas Ltda.	1,013	-
Petróleo Brasileiro S.A. - Petrobras	27,999	5,858,988
Braskem S.A.	3,528	150,577
Oxicap Indústria de Gases Ltda.	2	2,756
Servgás Distribuidora de Gas S.A.	248	-
Liquigás Distribuidora S.A.	1,217	-
SHV Gás Brasil Ltda.	431	-
Refinaria de Petróleo Riograndense S.A. (*)	-	222,051
Quattor Química S.A.	4,412	31,560

Total as of March 31, 2010	38,850	6,265,932

Total as of March 31, 2009	20,776	4,128,623

(*)	Relates to the non-eliminated portion of the transactions between RPR and Ipiranga Produtos de Petróleo S.A. (“IPP”), since RPR is proportionally consolidated and IPP is fully consolidated.

Purchase and sale transactions relate substantially to the purchase of raw materials, inputs, transportation and storage services based on arm’s length market prices and terms with customers and suppliers with comparable operational performance. Borrowing agreements are for an indeterminate period and do not contain interest clauses. In the opinion of the Company’s management, transactions with related parties are not subject to settlement risk, which is why no allowance for doubtful accounts or collaterals are provided. Collaterals provided by the Company in borrowings and financing of subsidiaries and affiliates are mentioned in Note 16.j.) The transactions of the Company and its subsidiaries related to post-employment benefits are described in Note 25.

34

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

b.	Key management personnel - Compensation (Consolidated)

As of March 31, 2010, the Company and its subsidiaries recorded expenses for compensation of its key personnel (Company’s directors and designated officers) in the amount of R$ 5,938 (R$ 5,081 as of March 31, 2009). Out of this total, R$ 5,189 relates to short-term compensation (R$ 4,522 as of March 31, 2009), R$ 588 to compensation in stock (R$ 415 as of March 31, 2009) and R$ 161 (R$ 144 as of March 31, 2009) to post-employment benefits.

c.	Stock compensation plan

At a Special General Meeting held on November 26, 2003, a benefit plan was approved for managers of the Company and its subsidiaries, which provides: (i) initial award of beneficial ownership of shares issued by the Company held in treasury by the subsidiaries at which the beneficiary managers are employed; and (ii) transfer of title to the shares within five to ten years after the initial award, subject to continuation of employment of the beneficiary manager with the Company and its subsidiaries. The total amount awarded to executives as of March 31, 2010, including tax charges, was R$ 29,562 (R$ 29,562 as of December 31, 2009). Such amount is being amortized over a period of five to ten years after the award, and amortization for the period ended in March 31, 2010 in the amount of R$ 1,095 (R$ 618 as of March 31, 2009) was recorded as operating expense for the year. The values of the awards were determined on the date of award based on the market value of these shares on the BM&FBovespa.

The chart below summarizes the information on the shares awarded to executives of the Company:

				Total		Accumulated
	Restricted	Market value		compensation	Accumulated	compensation
	shares	of shares (in		costs, including	compensation	costs not
Date of award	awarded	R$	)	taxes	costs recorded	recorded
December 15, 2009	62,500	83.00		7,155	(405)	6,750
October 7, 2008	174,000	39.97		9,593	(2,444)	7,149
December 12, 2007	40,000	64.70		3,570	(1,415)	2,155
November 9, 2006	51,800	46.50		3,322	(1,135)	2,187
December 14, 2005	23,400	32.83		1,060	(459)	601
October 4, 2004	41,975	40.78		2,361	(1,299)	1,062
December 17, 2003	59,800	30.32		2,501	(1,584)	917
	453,475			29,562	(8,741)	20,821

35

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

10.  Income and social contribution taxes

a.   Deferred income and social contribution taxes

The Company and its subsidiaries recognize tax credits and debits, which are not subject to limitation periods, resulting from tax losses, temporary additions, negative tax bases and revaluation of property, plant and equipment, among others. Credits are sustained by the continued profitability of their operations. Deferred income tax and social contribution are recorded under the following categories:

	Parent		Consolidated

	03/31/2010	12/31/2009	03/31/2010	12/31/2009

Assets - Deferred income and social contribution taxes on:
Provision for loss of assets	-	-	23,972	26,383
Provisions for contingencies	161	147	57,380	68,695
Provision for post-employment benefit (see Note 25.b)	-	-	29,165	23,563
Provision for differences between cash and accrual basis	-	-	15,374	15,015
Provision for goodwill paid on investments (see Note 14)	-	-	369,221	390,267
Other provisions	-	84	22,785	35,389
Tax losses and negative basis for social contribution to offset	589	-	103,232	82,203
Transition Tax Regime effect – adoption of New BRGAAP effect (see Note 2.2.h)			51,227	53,056

Total	750	231	672,356	694,571

Liabilities - Deferred income and social contribution taxes on:
Revaluation of property, plant and equipment	-	-	400	421
Accelerated depreciation	-	-	120	125
Provision for adjustments between cash and accrual basis	-	-	5,811	4,753
Temporary differences of foreign subsidiaries	-	-	2,680	1,645
Transition Tax Regime effect – adoption Law 11638/07	-	-	10,187	6,552

Total	-	-	19,198	13,496

36

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

The estimated recovery of deferred tax assets relating to income and social contribution taxes is stated as follows:

	Parent	Consolidated

Up to 1 year	589	233,705
From 1 to 2 years	-	118,651
From 2 to 3 years	161	101,577
From 3 to 5 years	-	147,593
From 5 to 7 years	-	48,010
From 7 to 10 years	-	22,820

	750	672,356

b.   Conciliation of income and social contribution taxes on income

Income and social contribution taxes are reconciled to the official tax rates as follows:

	Parent		Consolidated

	03/31/2010	03/31/2009	03/31/2010	03/31/2009

Income (loss) before taxes and equity in income of affiliates, after employee profit sharing	(1,523)	(25,947)	173,179	122,911
Official tax rates - %	34	34	34	34
Income and social contribution taxes at the official tax rates	518	8,822	(58,880)	(41,790)
Adjustments to the actual rate:
Operating provisions and nondeductible expenses/nontaxable revenues	(4)	-	(5,429)	315
Adjustment to estimated income	-	-	6,151	2,773
Interest on equity	-	(8,160)	-	-
Workers Meal Program (PAT)	-	-	41	120
Other adjustments	1	-	(164)	2,008
Income and social contribution taxes before tax incentives	515	662	(58,281)	(36,574)

Tax incentives - ADENE	-	-	7,119	6,934
Income and social contribution taxes in the income statement	515	662	(51,162)	(29,640)

Current	(4)	-	(30,915)	(28,780)
Deferred	519	662	(27,366)	(7,794)
Tax incentives - ADENE	-	-	7,119	6,934

c.   Tax exemption

The following subsidiaries are entitled to partial or total exemption from IRPJ under the government’s program for development of Northeastern Brazil:

37

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

Subsidiary	Units	Incentive - %	Expiration

Oxiteno Nordeste S.A. Indústria e Comércio	Camaçari plant	75	2016

Bahiana Distribuidora de Gás Ltda.	Mataripe base	75	2013
	Suape base	75	2018
	Aracaju base	75	2017
	Caucaia base	75	2012

Terminal Químico de Aratu S.A. – Tequimar	Aratu terminal	75	2012
	Suape terminal	75	2015

11.	Prepaid expenses (Consolidated)

	03/31/2010	12/31/2009

Rents	35,707	34,336
Advertising and publicity	17,712	2,614
Insurance premiums	10,455	3,213
Purchases of meal and transportation tickets	3,305	3,443
Taxes and other prepaid expenses	15,835	14,170
	83,014	57,776

Current	47,548	22,832

Non-current	35,466	34,944

12.	Investments

a.	Subsidiaries (Parent company)

	Investments		Equity
	03/31/2010	12/31/2009	03/31/2010	03/31/2009

Ipiranga Produtos de Petróleo	2,785,156	2,695,790	103,919	-
Oxiteno S.A. Indústria e Comércio	1,543,283	1,556,550	358	9,294
Ultracargo – Operações Logísticas e Participações Ltda.	674,504	655,748	18,735	6,912
Sociedade Brasileira de Participações Ltda.	-	-	-	(17,076)
Refinaria de Petróleo Riograndense S.A.	2,522	(2,623)	3,231	3,417
Companhia Brasileira de Petróleo Ipiranga	-	-	-	114,554
	5,005,465	4,905,465	126,243	117,101

38

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

b.	Affiliated companies (Consolidated)

	Investments		Equity
	03/31/2010	12/31/2009	03/31/2010	03/31/2009

Transportadora Sulbrasileira de Gás S.A. (i)	6,638	6,623	15	(98)
Química da Bahia Indústria e Comércio S.A. (i)	3,746	3,748	(2)	(22)
Oxicap Indústria de Gases Ltda. (i)	2,102	2,090	12	20
	12,486	12,461	25	(100)

(i)    Interim financial statements reviewed by other independent auditors.

In the consolidated interim financial statements, the investment of the subsidiary Oxiteno S.A. Indústria e Comércio (“Oxiteno S.A.”) in the affiliate Oxicap Indústria de Gases Ltda. is valued by the equity method of accounting based on its interim financial statements as of February 28, 2010, while the other affiliates are valued based on the interim financial statements as of March 31, 2010.

13.	Property, plant and equipment (Consolidated)

		03/31/2010				12/31/2009
	Weighted
	average term
	of depreciation		Accumulated	Provision
	(years)	Cost	depreciation	for loss	Net	Net
Lands	-	397,020	-	(197)	396,823	396,127
Buildings	25	1,064,058	(431,231)	-	632,827	636,130
Leasehold improvements(*)	11	366,114	(176,450)	-	189,664	194,989
Machinery and equipment(*)	11	2,467,951	(1,014,244)	(1,697)	1,452,010	1,439,338
Light fuel/lubricant distribution
equipment and facilities	14	1,360,326	(791,868)	-	568,458	563,948
LPG tanks and bottles	13	345,381	(191,680)	-	153,701	135,709
Vehicles	9	237,228	(180,139)	-	57,089	55,813
Furniture and utensils	6	96,082	(55,963)	-	40,119	40,445
Construction in progress	-	238,900	-	-	238,900	201,010
Advances to suppliers	-	25,991	-	-	25,991	79,569
Imports in progress	-	71,835	-	-	71,835	4,738
IT equipment	5	175,740	(141,973)	-	33,767	36,684
		6,846,626	(2,983,548)	(1,894)	3,861,184	3,784,500

39

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

Movements in property, plant and equipment as of March 31, 2010 are as follows:

	Balance as						Balance as
	of Dec. 31,		Deprecia-			Exchange	of Mar. 31,
	2009	Additions	tion	Transfer	Write-offs	rate	2010
Cost:
Lands	396,324	391	-	147	-	158	397,020
Buildings	1,056,099	1,834	-	6,595	(107)	(363)	1,064,058
Leasehold improvements	363,849	1,742	-	735	(208)	(4)	366,114
Machinery and equipment	2,410,395	35,601	-	23,771	(1,694)	(122)	2,467,951
Light fuel/lubricant distribution
equipment and facilities	1,340,917	20,804	-	711	(2,106)	-	1,360,326
LPG tanks and bottles	326,671	24,084	-	-	(5,374)	-	345,381
Vehicles	238,006	1,950	-	1,175	(3,400)	(503)	237,228
Furniture and utensils	93,697	2,358	-	50	(65)	42	96,082
Construction in progress	201,010	70,063	-	(31,623)	(8)	(542)	238,900
Advances to suppliers	79,569	10,270	-	(63,848)	-	-	25,991
Imports in progress	4,738	4,810	-	62,287	-	-	71,835
IT equipment	175,722	672	-	-	(265)	(389)	175,740
	6,686,997	174,579	-	-	(13,227)	(1,723)	6,846,626
Accumulated depreciation:
Buildings	(419,969)	-	(11,362)	-	100	-	(431,231)
Leasehold improvements	(168,860)	-	(7,652)	-	62	-	(176,450)
Machinery and equipment	(969,360)	-	(46,638)	-	976	778	(1,014,244)
Light fuel/lubricant distribution
equipment and facilities	(776,969)	-	(16,866)	-	1,967	-	(791,868)
LPG tanks and bottles	(190,962)	-	(4,148)	-	3,430	-	(191,680)
Vehicles	(182,193)	-	(947)	-	2,821	180	(180,139)
Furniture and utensils	(53,252)	-	(2,757)	-	52	(6)	(55,963)
Computer equipment	(139,038)	-	(3,352)	-	253	164	(141,973)
	(2,900,603)	-	(93,722)	-	9,661	1,116	(2,983,548)
Provision for loss:
Lands	(197)	-	-	-	-	-	(197)
Machinery and equipment	(1,697)	-	-	-	-	-	(1,697)
	(1,894)	-	-	-	-	-	(1,894)
Net	3,784,500	174,579	(93,722)	-	(3,566)	(607)	3,861,184
(*) According to a market announcement of December 22, 2009, subsidiary Terminal Químico de Aratu S.A. - Tequimar (“Tequimar”) acquired from Puma Storage do Brasil Ltda. (“Puma”) a terminal for liquid bulk storage with capacity of 83 thousand cubic meters located in the port of Suape, Pernambuco. That was the date of effective transfer of assets ownership and purchase price payment of R$ 44 million, of which R$ 31 million was recorded as machinery and equipment and $ 13 million as improvements in leasehold properties.

Construction in progress relates substantially to: (i) expansions and renovations in industrial facilities and (ii) construction and upgrade of service stations and fuel distribution bases.

Advances to suppliers of property, plant and equipment relate basically to toll manufacturing of equipment for expansion of plants.

As permitted by Law 11638/07 and Resolution CVM 565/08, the Company decided to maintain the revaluation balances until their realization, through depreciation or write-off, and they became part of the cost value of the goods. As of March 31, 2010, the revaluation balance of property, plant and equipment was R$ 20,311 (R$ 20,503 as of December 31, 2009).

40

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

14.	Intangible assets (Consolidated)

		03/31/2010				12/31/2009
	Weighted average term of amortization (years)
		Cost	Accumulated amortization	Provision for losses	Net	Net

Goodwill, net of tax effects	-	777,546	(103,046)	-	674,500	674,500
Software	5	232,641	(164,931)	-	67,710	70,034
Technology	5	23,694	(8,381)	-	15,313	16,413
Commercial property rights	33	16,334	(3,456)	-	12,878	13,015
Market rights	5	579,649	(149,227)	-	430,422	427,832
Others	10	4,184	(791)	(1,518)	1,875	1,899
		1,634,048	(429,832)	(1,518)	1,202,698	1,203,693

Movements in intangible assets as of March 31, 2010 are as follows:

	Goodwill, net of tax effects	Software	Technology	Commercial property rights	Market rights	Others	Total
Balance as of December 31, 2009	674,500	70,034	16,413	13,015	427,832	1,899	1,203,693
Additions	-	3,738	-	-	35,000	7	38,745
Amortization	-	(6,062)	(1,100)	(137)	(32,410)	(31)	(39,740)
Balance as of March 31, 2010	674,500	67,710	15,313	12,878	430,422	1,875	1,202,698

Weighted average term of amortization (years)	-	5	5	33	5	10

In the income for the quarter, the amount of R$ 39,740 was recorded as amortization of intangible assets, of which R$ 37,435 was classified as expenses, and the rest was allocated to production and service cost.

Goodwill from acquisition of companies was amortized as of December 31, 2008, when its amortization has been ceased, and the net remaining balance is tested annualy for impairment analysis purposes.

41

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

The Company has the following balances of goodwill as of March 31, 2010 and December 31, 2009, net of tax effects (see Note 10.a):

Goodwill on the acquisition of:
Ipiranga	276,724
União Terminais	211,089
Texaco	177,759
Others	8,928
674,500

Software includes user licenses and costs for the implementation of the various systems used by the Company and its subsidiaries, such as: integrated management and control, financial management, foreign trade, industrial automation, operational transportation and storage management, accounting information and other systems.

The Company records as technology certain rights held by the subsidiaries Oxiteno S.A., Oxiteno Nordeste S.A. Indústria e Comércio (“Oxiteno Nordeste”), and Oleoquímica Indústria e Comércio de Produtos Químicos Ltda. (“Oleoquímica”). Such licenses cover the production of ethylene oxide, ethylene glycols, ethanolamines, glycol ethers, ethoxylates, solvents, fatty acids from vegetable oils, fatty alcohols, and specialty chemicals, which products are supplied to various industries.

Commercial property rights include those described below:

•
On July 11, 2002, the subsidiary Tequimar executed an agreement with CODEBA – Companhia das Docas do Estado da Bahia, which allows exporting from the area in which the Aratu Terminal is located for 20 years, renewable for a like period. The price paid by Tequimar was R$ 12,000, which is being amortized over the period from August 2002 to July 2042.

•
In addition, the subsidiary Tequimar has a lease contract for an area adjacent to the Port of Santos for 20 years from December 2002, renewable for a like period, which allows the construction, operation, and use of a terminal for liquid bulk unloading, tank storage, handling, and distribution. The price paid by Tequimar was R$ 4,334, which is being amortized over the period from August 2005 to December 2022.

Market rights refer mainly to bonus expenses as provided in Ipiranga’s agreements with reseller gas stations and major consumers. Bonus expenses are recorded when incurred and recognized as an expense in income over the term of the agreement (typically 5 years).

Research & development expenses amounted to R$ 4,442 in the income for the period ended March 31, 2010 (R$ 5,477 in the income as of March 31, 2009).

42

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

15.	Deferred charges (Consolidated)

		03/31/2010			12/31/2009
	Weighted average term of amortization (years)
		Cost	Accumulated amortization	Net	Net

Restructuring costs	4	25,911	(17,320)	8,591	9,819

Restructuring costs relate to the LPG distribution business, namely: (i) costs for expansion projects involving new regions of activity and (ii) costs for restructuring the home distribution network to increase the contribution margin and expand the bottled gas business through new dealers. Costs will be maintained in this group until they are fully amortized, which will occur in December 2013.

43

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

16.	Financing, debentures and finance lease (Consolidated)

a.           Composition

Description	03/31/2010	12/31/2009	Index/Currency	Weighted average financial charges Mar. 31, 2010 -% p.a.	Maturity

Foreign currency:
Notes in the foreign market (b)	449,170	431,029	US$	+7.2	2015
Syndicated loan (c)	106,960	104,076	US$ + LIBOR (i)	+1.2	2011
ACC	106,881	118,640	US$	+2.1	<271 days
ACE	65,387	72,144	US$	+2.1	<149 days
BNDES	55,086	46,936	US$	+5.9	2010 to 2016
FINIMP – RPR	17,094	16,588	US$	+3.5	2010
Financial institutions	15,659	12,166	MX$ + TIIE (ii)	+2.2	2010 to 2014
Financial institutions	8,511	9,639	US$ + LIBOR (i)	+1.9	2010 to 2011
FINIMP – Tequimar	847	814	US$	+7.0	2012
Financial institutions	509	1,011	Bs (iii)	+20.4	2010 to 2013
BNDES (d)	274	448	UMBNDES (iv)	+8.0	2010 to 2011
Subtotal	826,378	813,491

Local currency:
Debentures (e)	1,215,750	1,187,866	CDI	108.5	2012
BNDES (d)	1,106,263	1,027,418	TJLP (v)	+3.7	2010 to 2019
Banco do Brasil – prefixed (f)	840,816	-	R$	+11.5	2012 to 2013
Loan - MaxFácil	113,055	110,816	CDI	100.0	2010
Banco do Nordeste do Brasil	109,290	112,602	R$	+8.5(vi)	2018
FINEP	63,661	68,104	TJLP (v)	+0.9	2010 to 2014
Banco do Brasil – postfixed (f)	57,113	532,185	CDI	95.0	2010
Working capital loan – União Vopak/RPR	30,217	18,497	CDI	121.3	2010 to 2013
BNDES (d)	21,222	12,323	R$	+4.8	2015 to 2019
FINAME	12,104	16,680	TJLP (v)	+3.2	2010 to 2013
Postfixed finance lease (h)	10,447	13,240	CDI	+1.7	2010 to 2011
Prefixed finance lease (h)	1,989	2,125	R$	+13.6	2010 to 2014
Others	1,757	2,159	CDI	+1.7	2010 to 2011
Financial institutions	-	2,180	R$	+10.1	2010
Caixa Econômica Federal (g)	-	495,286	CDI	120.0	2012
Subtotal	3,583,684	3,601,481

Income from currency and interest rate hedging intruments	50,155	51,752

Total of financing, debentures and finance lease	4,460,217	4,466,724

Current	754,350	1,144,214

Non-current	3,705,867	3,322,510

(i) LIBOR = London Interbank Offered Rate.

(ii) MX$ = Mexican Peso; TIIE = Mexican interbank balance interest rate.

(iii) Bs = Venezuelan Bolivares Fortes.

(iv) UMBNDES = monetary unit of Banco Nacional de Desenvolvimento Econômico e Social (“BNDES”) is a “basket of currencies” representing the composition of foreign currency debt obligations of BNDES. As of March 2010, 96% of this composition reflected the U.S. dollar.

44

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

(v) TJLP = set by the National Monetary Council, TJLP is the basic financing cost of BNDES. On March 31, 2010, TJLP was fixed at 6% p.a.

(vi) Contract linked to the rate of FNE (Northeast Constitutional Financing Fund) fund whose purpose is to foster the development of the industrial sector, administered by Banco do Nordeste. On March 31, 2010, the FNE interest rate was 10% p.a. Over the interest, there is a compliance bonus of 15%.

The long-term amounts break down as follows by year of maturity:

	03/31/2010	12/31/2009

From 1 to 2 years	949,221	919,214
From 2 to 3 years	2,030,784	1,701,962
From 3 to 4 years	117,959	111,216
From 4 to 5 years	68,407	66,603
More than 5 years	539,496	523,515
	3,705,867	3,322,510

As provided in Resolution CVM 556/08, the transaction costs and issue premiums associated with fund raising by the Company and its subsidiaries were added to their financial liabilities, as shown in Note 16.i).

The Company’s management contracted hedging against foreign exchange exposure and interest rate for some debt (see Note  23).

b.           Notes in the foreign market

In December 2005, the subsidiary LPG International Inc. issued US$ 250 million in notes in the foreign market, with maturity in December 2015 and financial charge of 7.25% p.a., paid semiannually, with the first payment due June 2006. The issue price was 98.75% of the face value of the note, which represented a total return of 7.429% p.a. for the investor at the time of issuance. The notes were secured by the Company and Oxiteno S.A.

As a result of the issuance of notes in the foreign market, the Company and its subsidiaries, as mentioned above, are subject to certain commitments, including:

•	Limitation of transactions with shareholders owning more than 5% of any class of stock of the Company that are not as favorable to the Company as available in the market.

•
Required resolution of the Board of Directors for transactions with related parties in an amount exceeding US$ 15 million (except for transactions of the Company with subsidiaries and between subsidiaries).

•	Restriction on transfer of all or substantially all assets of the Company and its subsidiaries.

45

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

•	Restriction on encumbrance of assets exceeding US$ 150 million or 15% of the value of the consolidated tangible assets.

The restrictions imposed on the Company and its subsidiaries are usual in transactions of this kind and have not limited their ability to conduct their business to date.

c.           Syndicated loan

In June 2008, the subsidiary Oxiteno Overseas renewed the syndicated loan contracted in June 2005 in the amount of US$ 60 million. The syndicated loan has maturity in June 2011 and financial charge of LIBOR + 1.25% p.a. The Company contracted instruments of protection with floating interest rate in dollar and exchange rate variation, changing the syndicated loan charge to 99.5% of CDI (see Note 23). The syndicated loan is secured by the Company and subsidiary Oxiteno S.A.

As a result of the issuance of the syndicated loan, some obligations other than those in Note 16.b) must be maintained by the Company:

•	Maintenance of a financial index, determined by the ratio between net debt and consolidated Earnings before Interest, Taxes, Depreciation and Amortization (EBITDA), at less than or equal to 3.5.

•	Maintenance of a financial index determined by the ratio between consolidated EBITDA and consolidated net financial expenses, higher than or equal to 1.5.

The restrictions imposed on the Company and its subsidiaries are usual in transactions of this kind and have not limited their ability to conduct their business to date.

d.           BNDES

The Company and its subsidiaries have financing from BNDES, for some of their investments and for working capital.

During the effectiveness of these agreements, the Company must keep the following capitalization and current liquidity levels, as determined in annual audited balance sheet:

- capitalization level: shareholders’ equity / total assets equal to or above 0.30; and
- current liquidity level: current assets / current liabilities equal to or above 1.3.

46

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

e.           Debentures

In June 2009, the Company made its third issuance of debentures, in a single series of 1,200 simple, nonconvertible into shares, unsecured debentures with the following characteristics:

Face value of each:	R$ 1,000,000.00
Final maturity:	May 19, 2012
Payment of the face value:	Lump sum at final maturity
Interest:	100% CDI + 3.0% p.a.
Payment of interest:	Annually
Reprice:	Not applicable

The funds obtained with this issuance were used for prepaid payment, in June 2009, of 120 Promissory Notes in the total amount of R$ 1,200,000 issued by the Company in December 2008.

In December 2009, the Company concluded the review of certain terms and conditions of its third issuance of debentures. Thus, the interest of the debentures was reduced to 108.5%  CDI and its maturity date was extended to December 4, 2012. The debentures have annually interest payments and amortization in one single tranche at the maturity date, as according to the following characteristics:

Face value of each:	R$ 1,000,000.00
Final maturity:	December 4, 2012
Payment of the face value:	Lump sum at final maturity
Interest:	108,5% CDI
Payment of interest:	Annually
Reprice:	Not applicable

f.           Banco do Brasil

The subsidiary IPP has loans with Banco do Brasil to finance the commercialization, processing or industrialization of agricultural goods (ethanol). During the first quarter of 2010 IPP raised an additional R$ 500 million, and re-contracted loans, whose maturities would occur during this period, in the amount of R$ 353.0 million. The additional and re-contracted loans have maturity from 2 up to 3 years and average fixed rate of 11.5% p.a. The subsidiary IPP has contracted an instrument of protection of interest rate, converting the charges of those loans to 98.5% of CDI (see Note 23). Subsidiary IPP designates hedging instruments as fair value hedge; accordingly, both loans and hedging instruments are presented at their fair value calculated from the agreement date.

g.           Caixa Econômica Federal

In March 2010, the subsidiary IPP paid in advance the loan with Caixa Econômica Federal.

47

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

h.           Finance leases

The subsidiaries IPP, Tequimar and Serma have finance lease contracts primarily related to fuel distribution equipment, such as tanks, pumps, VNG compressors, IT equipment and vehicles. These contracts have terms between 36 and 60 months.

The subsidiaries have the option to purchase the assets at a price substantially lower than the fair market price on the date of option, and management intends to exercise such option. No restrictions are imposed on these agreements.

The amounts of the equipments, net of depreciation, and of the liabilities corresponding to such equipment, recorded as of March 31, 2010 and December 31, 2009, are shown below:

	03/31/2010		12/31/2009
	Fuel distribution equipment	IT equipment and vehicles	Fuel distribution equipment	IT equipment and vehicles

Equipment net of depreciation	21,736	3,298	22,470	3,685

Financing	10,446	1,990	13,151	2,214

Current	8,819	572	10,079	649
Non-current	1,627	1,418	3,072	1,565

The future disbursements (installments), assumed under these contracts, total approximately:

	03/31/2010		12/31/2009
	Fuel distribution equipment	IT equipment and vehicles	Fuel distribution equipment	IT equipment and vehicles

Up to 1 year	9,017	789	10,308	884
More than 1 year	1,662	1,653	3,140	1,849

	10,679	2,442	13,448	2,733

The above installments include the amounts of ISS payable on the monthly installments.

48

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

 i.           Transaction costs

Transaction costs incurred in obtaining financial resources were deducted from the value of the financial instrument and recorded as expense according to the effective rate, as follows:

	Effective rate of transaction costs (% p.a.)	Balance as of Dec. 31, 2009	Incurred cost	Amortization	Balance as of Mar. 31, 2010

Debentures (e)	0.6%	19,844	-	(1,382)	18,462
Caixa Econômica Federal 1	0.8%	8,071	-	(8,071)	-
Notes in the foreign market (b)	0.2%	5,148	-	(102)	5,046
Banco do Brasil – postfixed	0.2%	94	-	(94)	-
Banco do Brasil – prefixed 1	0.6%	-	8,385	(144)	8,241
Others	0.8%	959	234	(187)	1,006
Total		34,116	8,619	(9,980)	32,755

1 Considers the transference of Caixa Econômica Federal’s transaction costs on 03/26/2010 in the amount of R$ 7,385 and transaction costs of Banco do Brasil contraction.

The amount to be appropriated to income in the future is as follows:

	Up to 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	More than 5 years	Total

Debentures (e)	7,257	6,138	5,067	-	-	-	18,462
Banco do Brasil – prefixed	3,379	2,009	2,853	-	-	-	8,241
Notes in the foreign market (b)	878	878	878	878	878	656	5,046
Others	517	331	68	52	34	4	1,006
Total	12,031	9,356	8,866	930	912	660	32,755

j.           Collateral

Financing is secured by collateral amounting to R$ 125,556 as of March 31, 2010 (R$ 653,462 as of December 31, 2009) and by guarantees and promissory notes in the amount of R$ 2,055,040 as of March 31, 2010 (R$ 2,352,663 as of December 31, 2009).

In addition, the Company and its subsidiaries offer collateral in the form of bank letters of guarantee for commercial and legal proceeding in the amount of R$ 157,900 as of March 31, 2010 (R$ 265,209 as of December 31, 2009).

Some subsidiaries issued collateral to financial institutions in connection with the amounts owed by some of their customers to such institutions (vendor financing). If a subsidiary is required to make any payment under these collaterals, this subsidiary may recover the amount paid directly from its customers through commercial collection. The maximum amount of future payments related to these collaterals is R$ 16,092 as of March 31, 2010 (R$ 20,171 as of December 31, 2009), with maturities of no more than 211 days. As of March 31, 2010, the Company and its subsidiaries did not have losses in connection with these collaterals. The fair value of collateral recognized in current liabilities is R$ 395 as of March 31, 2010 (R$ 476 as of December 31, 2009). This is recognized in income as customers set the their obligations with financial institutions.

49

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

Some financing agreements of the Company and its subsidiaries have cross default clauses that require them to pay the debt assumed in case of default of other debts equal to or greater than US$ 10 million. As of March 31, 2010, there was no event of default of the debts of the Company and its subsidiaries.

17.	Assets retirement obligation

This provision corresponds to the legal obligation to remove Ipiranga’s underground fuel tanks located at Ipiranga-branded gas stations after a certain use period. (see Note 3.l).

Movements in the assets retirement obligations are as follows:

Balance as of January 1, 2009	41,759
Increase from the Texaco Business Combination	19,982
Additions (new tanks)	3,711
Expenses with tanks removed	(3,278)
Adjustments of expenses	2,404
Balance as of December 31, 2009	64,578
Additions (new tanks)	1,002
Expenses with tanks removed	(1,061)
Adjustments of expenses	1,330
Balance as of March 31, 2010	65,849

Current	5,848
Non-current	60,001

18.	Deferred revenue

The Company and its subsidiaries have recognized the following deferred revenues:

	03/31/2010	12/31/2009

Initial franchise fee ‘am/pm’	5,989	6,069
Loyalty program Km de Vantagens (see Note 2.2.f)	16,887	9,927
Other	999	1,135
	23,875	17,131

Current	18,708	11,821
Non-current	5,167	5,310

The initial franchise fee related to the ‘am/pm’ convenience store chain received by Ipiranga is deferred and recognized in income on an accrual basis, based on the substance of the agreements with the franchisees.

50

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

19.	Shareholders’ equity

a.	Share capital

The Company is a publicly traded company listed on the São Paulo (“BM&FBovespa”) and New York Stock Exchanges (“NYSE”), with a subscribed and paid-in capital represented by 136,095,999 shares without par value, including 49,429,897 common and 86,666,102 preferred shares.

As of March 31, 2010, there were 13,027,251 preferred shares outstanding abroad in the form of American Depositary Receipts (“ADRs”).

Preferred shares are nonconvertible into common shares, nonvoting, and give their holders priority in capital redemption, without premium, upon liquidation of the Company.

At the beginning of 2000, the Company granted tag-along rights through a shareholders’ agreement, assuring non-controlling shareholders the right to the same conditions as negotiated by the controlling shareholders in case of transfer of the control of the Company. In 2004, these rights were incorporated into the Bylaws of the Company.

The Company is authorized to increase the capital without amendment to the Bylaws, by resolution of the Board of Directors, up to the limit of R$ 4,500,000 through the issuance of common or preferred shares, regardless of the current number of shares, subject to the limit of 2/3 of preferred shares in the total shares issued.

b.	Treasury shares

The Company acquired shares issued by itself at market prices without capital reduction, to be held in treasury and to be subsequently disposed of or cancelled, in accordance with Instructions CVM 10 of February 14, 1980 and 268 of November 13, 1997. In the first quarter of 2010, there were no stock repurchases.

As of March 31, 2010, the interim financial statements of the parent company totaled 2,138,772 preferred shares and 6,617 common shares held in treasury, acquired at an average cost of R$ 57.79 and R$ 19.30 per share, respectively. In the consolidated interim financial statements, 2,592,247 preferred shares and 6,617 common shares are held in treasury, acquired at an average cost of R$ 54.22 and R$ 19.30 per share, respectively.

The price of preferred shares issued by the Company as of March 31, 2010 on BM&FBovespa was R$ 85.50.

51

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

c.	Capital reserve

The capital reserve reflects the gain of the transfer of shares at market price to be held in treasury in the Company’s subsidiaries, at an average price of R$ 47.26 per share. Such shares were used to award beneficial ownership to executives of these subsidiaries, as mentioned in Note 9.c).

d.	Revaluation reserve

The revaluation reserve reflects the revaluation of assets of subsidiaries and is based on depreciation, write-off, or disposal of the revalued assets of the subsidiaries, and also based on the tax effects of the provisions created by these subsidiaries.

In some cases, tax charges on the equity-method revaluation reserve of certain subsidiaries are recognized as the reserve is realized, as they preceded the issuance of Resolution CVM 183/95.

e.	Retention of profits reserve

Used for investments contemplated in a capital budget, mainly for expansion, productivity, and quality, acquisitions and new investments. Formed in accordance with Article 196 of the Brazilian Corporate Law, it includes both the portion of net income for the year and the realization of the revaluation reserve.

f.	Conciliation between parent company and consolidated shareholders’ equity

	01/01/2009	12/31/2009	03/31/2009	03/31/2010

Parent company shareholders’ equity under New BR GAAP	4,702,304	4,851,732	4,742,247	4,893,868
Treasury shares held by subsidiaries – net of realization	(11,475)	(12,683)	(10,759)	(12,040)
Capital reserve from sale of treasury shares to subsidiaries – net of realization	(2,051)	(3,207)	(1,921)	(3,056)

Consolidated shareholders’ equity under New BRGAAP	4,688,778	4,835,842	4,729,567	4,878,772

Non-controlling interest by subsidiaries	(38,187)	(35,017)	(39,257)	(20,535)

Consolidated shareholders’ equity, excluding the non-controlling interest by subsidiaries	4,650,591	4,800,825	4,690,310	4,858,237

52

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

g.	Valuation adjustment

In valuation adjustment (i) the differences between the fair value and adjusted cost of financial investments classified as available for sale and financial instruments designated as a cash flow hedge of the change in interest rates and (ii) the effect of exchange rate changes on derivatives designated as hedging by RPR, used to protect the future cash flow are recognized directly in shareholders’ equity. In all cases, the gains and losses recorded in the shareholders’ equity are included in income, in the case of financial instruments prepayment.

h.	Cumulative translation adjustments of foreign currency

The change in exchange rates on foreign subsidiaries denominated in a currency other than the currency of the Company is directly recognized in the shareholders’ equity. This accumulated effect is reflected in income for the year as a gain or loss only in case of disposal or write-off of the investment.

20.	Income on disposal of assets

Income on disposal of assets is composed of R$ 394 (revenue) (R$ 2,762 (revenue) as of March 2009) mainly of proceeds from the sale of property, plant and equipment, especially LPG bottles, land and  vehicles.

21.	Segment information

The Company operates four main business segments: gas distribution, fuel distribution, chemicals, and logistics. The gas distribution segment (Ultragaz) distributes LPG to residential, commercial, and industrial consumers, especially in the South, Southeast, and Northeast Regions of Brazil. The fuel distribution segment (Ipiranga) operates the distribution of fuels and lubricants and related activities throughout all the Brazilian territory, since the acquisition of Texaco on April 1, 2009. The chemicals segment (Oxiteno) produces ethylene oxide and its derivatives, which are the raw materials for the cosmetics & detergent, agrochemical, paint & varnish, and other industries. The logistics segment (Ultracargo) provides transportation and storage services, especially in the Southeast, and Northeast Regions of Brazil. The segments shown in the interim financial statements are strategic business units supplying different products and services. Inter-segment sales are at prices similar to those that would be charged to third parties.

53

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

The main financial information on each segment of the Company can be stated as follows:

	03/31/2010	03/31/2009
Net revenue:
Ultragaz	841,637	764,927
Ipiranga	8,565,345	5,113,511
Oxiteno	471,879	458,551
Ultracargo	82,486	81,524
Other (1)	89,105	48,933
Intersegment sales	(117,060)	(58,053)
Total	9,933,392	6,409,393

Intersegment sales:
Ultragaz	616	636
Ipiranga	11,183	-
Oxiteno	-	-
Ultracargo	21,885	14,715
Other (1)	83,376	42,702
Total	(117,060)	(58,053)

Net revenue, excluding intersegment sales:
Ultragaz	841,021	764,291
Ipiranga	8,554,162	5,113,511
Oxiteno	471,879	458,551
Ultracargo	60,601	66,809
Other (1)	5,729	6,231
Total	9,933,392	6,409,393

Operating profit:
Ultragaz	38,436	23,875
Ipiranga	162,634	116,232
Oxiteno	12,637	22,419
Ultracargo	22,869	12,310
Other (1)	9,853	5,886
Total	246,429	180,722

Net financial income	(73,250)	(57,811)
Equity in income of affiliates	25	(100)
Income before taxes	173,204	122,811

54

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

	03/31/2010	03/31/2009

Additions to property, plant and equipment and intangible assets:
Ultragaz	39,948	31,609
Ipiranga	65,168	32,348
Oxiteno	97,990	41,470
Ultracargo	6,998	8,712
Other (1)	3,220	8,208
Total additions to property, plant and equipment and intangible assets (see Notes 13 and 14)	213,324	122,347
Assets retirement obligation	(559)	(142)
Finance leases	-	(153)
Other	(119)	-
Total investments to property, plant and equipment and intangible assets (cash flow)	212,646	122,052

	03/31/2010	03/31/2009

Depreciation and amortization charges:
Ultragaz	32,729	29,478
Ipiranga	64,842	37,478
Oxiteno	25,526	24,817
Ultracargo	7,703	13,204
Other (1)	2,308	2,055
Total	133,108	107,032

	03/31/2010	12/31/2009

Total assets:
Ultragaz	1,323,312	1,349,752
Ipiranga	5,663,846	5,943,323
Oxiteno	2,782,511	2,775,228
Ultracargo	926,125	886,717
Other (1)	483,345	518,195
Total	11,179,139	11,473,215

(1) On the table above, the column “Other” is composed primarily of the parent company Ultrapar Participações S.A. and the investment in RPR.

55

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

Geographic area information

All long-term assets are located in Brazil, except certain long-life assets located in Mexico, in the amount of R$ 27,326 as of March 31, 2010 (R$ 25,021 as of December 31, 2009), and in Venezuela, in the amount of R$ 2,941 as of March 31, 2010 (R$ 5,741 as of December 31, 2009).

The Company generates revenues from operations in Brazil, Mexico (since December 2003) and Venezuela (since September 2007), as well as from exports of products to foreign customers, as disclosed below:

	03/31/2010	03/31/2009

Net revenue:
Brazil	9,791,985	6,265,635
Latin America except Brazil and Mexico	71,575	68,140
North America	40,019	48,695
Far East	13,204	11,267
Europe	11,815	13,790
Other	4,794	1,866
Total	9,933,392	6,409,393

56

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

22.	Financial income (Consolidated)

	03/31/2010	03/31/2009

Financial revenues:
Interest on financial investments	35,838	49,552
Interest from customers	11,131	9,802
Other revenues	1,352	1,202

	48,321	60,556
Financial expenses:
Interest on financing	(62,191)	(104,592)
Interest on debentures	(27,957)	-
Interest on finance leases	(373)	(773)
Bank charges, IOF, and other charges	(7,684)	(8,599)
Monetary changes and changes in exchange rates, net of income from hedging instruments	(4,243)	(2,923)
Provisions updating and other expenses (*)	(19,123)	(1,480)

	(121,571)	(118,367)

Financial income	(73,250)	(57,811)
(*) In 2010, includes the effect related to the Company and its subsidiaries’ adhesion to a debt amnesty established by Law 11941/09 (see Note 24.a).

57

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

23.	Risks and financial instruments (Consolidated)

Risk management and financial instruments - Governance
The main risk factors to which the Company and its subsidiaries are exposed reflect strategic/operational and economic/financial aspects. Operational/strategic risks (including, but not limited to, demand behavior, competition, technological innovation, and material changes in the industry structure) are addressed by the Company’s management model. Economic/financial risks primarily reflect default of customers, behavior of macroeconomic variables, such as exchange and interest rates, as well as the characteristics of the financial instruments used by the Company and its subsidiaries and by their counterparties. These risks are managed through control policies, specific strategies, and establishment of limits.

The Company has a conservative policy for the management of assets, financial instruments and financial risks approved by its Board of Directors (“Policy”). In accordance with the Policy, the main objectives of financial management is to preserve the value and liquidity of financial assets and ensure financial resources for the proper conduct of business, including expansions. The main financial risks considered in the Policy are risks associated with currencies, interest rates, credit and selection of financial instruments. Governance of the management of financial risks and financial instruments follows the segregation of duties below:

•	Implementation of the management of financial assets, instruments and risks is the responsibility of the Financial Area, through its treasury, with the assistance of the tax and accounting areas.
•
Supervision and monitoring of compliance with the principles, guidelines and standards of the Policy is the responsibility of the Risk and Investment Committee, set up more than 10 years ago and composed of members of the Company’s Executive Board (“Committee”). The Committee holds regular meetings and is in charge, among other responsibilities, of discussing and monitoring the financial strategies, existing exposures, and significant transactions involving investment, fund raising, or risk mitigation. The Committee monitors the risk standards established by the Policy through a monitoring map on a monthly basis.

•	Changes in the Policy or revisions of its standards are subject to the approval of the Company’s Board of Directors.
•	Continuous enhancement of the Policy is the joint responsibility of the Board of Directors, the Committee, and the Financial Area.

58

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

Currency risk
Most transactions of the Company and its subsidiaries are located in Brazil and, therefore, the reference currency for currency risk management is the Real. Currency risk management is guided by neutrality of currency exposures and considers the transactional, accounting, and operational risks of the Company and its subsidiaries and their exposure to changes in exchange rates. The Company considers as its main currency exposures the assets and liabilities in foreign currency and the short-term flow of net sales in foreign currency of Oxiteno.

The subsidiaries of the Company use exchange rate hedging instruments (especially between the Real and the U.S. dollar) available in the financial market to protect their assets, liabilities, receipts and disbursements in foreign currency, in order to reduce the effects of changes in exchange rates on its results and cash flows in Reais within the exposure limits under its Policy. Such foreign exchange hedging instruments have amounts, periods, and rates substantially equivalent to those of assets, liabilities, receipts and disbursements in foreign currency to which they are related. Assets and liabilities in foreign currency are stated below, translated into Reais as of March 31, 2010 and December 31, 2009:

Assets and liabilities in foreign currency

Amounts in millions of Reais	03/31/2010	12/31/2009

Assets in foreign currency
Financial assets in foreign currency (except hedging instrument)	230.1	231.6
Foreign trade accounts receivable, net of advances on export contract and provision for loss	107.1	112.2
Advances to foreign suppliers, net of accounts payable arising from imports	-	43.4
Investments in foreign subsidiaries	58.8	59.8
	396.0	447.0

Liabilities in foreign currency
Financing in foreign currency	(809.3)	(796.9)
Trade payables arising from imports, net of advances to foreign suppliers	(7.1)	-
	(816.4)	(796.9)

Currency hedging instruments	211.7	227.9

Net asset (liability) position	(208.7)	(122.0)

Net asset (liability) position – RPR1	44.6	87.0

Net asset (liability) position – Total	(164.1)	(35.0)

59

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

60

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

(1)
Amount disclosed due to its magnitude and to RPR having independent financial management. The net asset position as of March 31, 2010 of RPR reflects the amount of R$ 63.4 million of contracted exchange rate swaps primarily to protect the future import of oil, net of (i) R$ 17.1 million of financing in foreign currency and (ii) R$ 1.7 million of suppliers in foreign currency.

Based on the net liability position of R$ 208.7 million in foreign currency shown above, the Company estimates that a 10% devaluation of the Real would produce a total effect of R$ 20.9 million, of which R$ 25.4 million of financial expense and R$ 4.5 million of gain directly recognized in the shareholders’ equity in cumulative translation adjustments. Based on the same position, the Company estimates that a 10% valuation of the Real would produce a total effect of R$ 20.9 million, of which R$ 25.4 million of financial revenue and R$ 4.5 million of loss directly recognized in the shareholders’ equity in cumulative translation adjustments (see Note 3.o).

Interest rate risk
The Company and its subsidiaries adopt conservative policies for fund raising and use of financial resources and capital cost minimization. The financial investments of the Company and its subsidiaries are primarily held in transactions linked to the interest rate for CDI, as set forth in Note 5. Fund raising primarily results from financing from BNDES and other development agencies, debentures and funds raised in foreign currency, as shown in Note 16.

The Company does not actively manage risks associated with changes in the level of interest rates and attempts to maintain its financial interest assets and liabilities at floating rates. As of March 31, 2010, the Company and its subsidiaries had derivative financial instruments of interest rate linked to domestic loans, swapping pre-fixed interest of certain debts to floating rate.

Credit risks
The financial instruments that would expose the Company and its subsidiaries to credit risks of the counterparty are basically represented by cash and cash equivalents, financial investments, and accounts receivable.

Credit risk of financial institutions - Such risk results from the inability of financial institutions to comply with their financial obligations to the Company and its subsidiaries due to insolvency. The Company and its subsidiaries regularly conduct a credit review of the institutions with which they hold cash and cash equivalents, financial investments, and hedging instruments through various methodologies that assess liquidity, solvency, leverage, portfolio quality, etc. Cash and cash equivalents, financial investments, and hedging instruments are held only with institutions with a solid credit history, chosen for safety and soundness. The volumes of cash and cash equivalents, financial investments, and hedging instruments are subject to maximum limits by institution and, therefore, require diversification of counterparty.

Government credit risk - The Company and its subsidiaries have financial investments in federal government bonds of Brazil and countries rated AAA or Aaa by specialized credit rating agencies. The volumes of financial investments are subject to maximum limits by country and, therefore, require diversification of counterparty.

61

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

Customer credit risk - Such risks are managed by each business unit through specific criteria for acceptance of customers and credit rating and are additionally mitigated by diversification of sales. As of March 31, 2010, Ipiranga maintained R$ 99,011 (R$ 98,330 as of December 31, 2009), Ultragaz maintained R$ 14,394 (R$ 12,719 as of December 31, 2009), Oxiteno maintained R$ 2,338 (R$ 2,089 as of December 31, 2009) and the subsidiaries of Ultracargo maintained R$ 858 (R$ 1,322 as of December 2009) as a provision for potential loss on their accounts and assets receivables.

Selection and use of financial instruments
In selecting financial investments and hedging instruments, an analysis is conducted to estimate rates of return, risks involved, liquidity, calculation methodology for the carrying value and fair value, and documentation applicable to the financial instruments. The financial instruments used to manage the financial resources of the Company and its subsidiaries are intended to preserve value and liquidity.

The Policy contemplates the use of derivative financial instruments only to cover identified risks and in amounts consistent with the risk (limited to 100% of the identified risk). The risks identified in the Policy are described in the above Sections of this Note, therefore, are subject to risk management. In accordance with the Policy, the Company and its subsidiaries can use forward contracts, swaps, options, and futures contracts to manage identified risks. Leveraged derivative instruments or instruments with a margin call are not permitted. Because the use of derivative financial instruments is limited to the coverage of identified risks, the Company and its subsidiaries use the term “hedging instruments” to refer to derivative financial instruments.

As mentioned in the section Risk management and financial instruments – Governance of this Note, the Committee monitors compliance with the risk standards established by the Policy through a risk monitoring map, including the use of hedging instruments, on a monthly basis.

62

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

The table below summarizes the position of hedging instruments adopted by the Company and its subsidiaries:

Hedging instruments	Counterparty	Maturity	Initial notional amount1		Fair value		Amounts payable or receivable for the period (Mar. 31, 2009)
							Amount receivable	Amount payable
			03/31/2010	12/31/2009	03/31/2010	12/31/2009
					R$ million	R$ million	R$ million	R$ million

a –Exchange rate swaps receivable in U.S. dollars
Receivables in U.S. dollars	Bradesco, Citibank,		USD 188.7	USD 202.8	340.6	350.8	340.6	-
Payables in CDI interest rate	Goldman Sachs,	Apr 2010 to Dec 2015	(USD 188.7)	(USD 202.8)	(369.2)	(385.5)	-	369.2
Total result	HSBC, Itaú, Santander		-	-	(28.6)	(34.7)	340.6	369.2

b – Exchange rate swaps payable in U.S. dollars
Receivables in CDI interest rates	Bradesco, Citibank,		USD 70.2	USD 69.2	127.1	122.1	127.1	-
Payables in U.S. dollars	Itaú	Apr 2010 to Oct 2010	(USD 70.2)	USD (69.2)	(124.2)	(118.9)	-	124.2
Total result			-	-	2.9	3.2	127.1	124.2

c – Interest rate swaps in R$
Receivables in predetermined interest rate	Banco do Brasil		R$ 853.0		852.9		852.9	-
Payables in CDI interest rate		Feb 2012 to Mar 2013	(R$ 853.0)		(856.7)		-	856.7
Total result			-		(3.8)		852.9	856.7

d – Interest rate swaps in U.S. dollars
Receivables in LIBOR interest rate in U.S. dollars	Itaú	Jun 2011	USD 60.0	USD 60.0	103.6	100.7	103.6	-
Payables in fixed interest rate in U.S. dollars			(USD 60.0)	(USD 60.0)	(108.4)	(104.7)	-	108.4
Total result			-	-	(4.8)	(4.0)	103.6	108.4

e – NDFs (non-deliverable forwards) – RPR
Receivables in U.S. dollars			USD 36.4	USD 73.3	63.4	125.9	63.4	-
Payables in predetermined interest rate in R$	Banco do Brasil, HSBC	Apr 2010 to Nov 2010	(USD 36.4)	(USD 73.3)	(63.0)	(127.8)	-	63.0
Total result			-	-	0.4	(1.9)	63.4	63.0

Total gross result			-	-	(33.9)	(37.4)	1,487.6	1,521.5
Income tax			-	-	(2.2)	(1.6)	(2.2)	-
Total net result			-	-	(36.1)	(39.0)	1,485.4	1,521.5

Positive result (see Note 5)					14.0	12.8
Negative result (see Note 16)					(50.1)	(51.8)
1 In million. Currency as indicated

All transactions mentioned above were properly registered with CETIP S.A., except for the interest rate swap, which is an over-the-counter contract governed by ISDA (International Swap Dealers Association, Inc.) executed with the counterparty Banco Itaú BBA S.A. – Nassau Branch.

63

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

Hedging instruments existing as of March 31, 2010 are described below, according to their category, risk, and protection strategy:

Hedging against foreign exchange exposure of liabilities in foreign currency - The purpose of these contracts is to offset the effect of the change in exchange rates of debts or firm commitments in U.S. dollars by converting them into debts or firm commitments in Reais linked to CDI. As of March 31, 2010, the Company and its subsidiaries had outstanding swap contracts totaling US$ 188.7 million in notional amount and, on average, they had asset position at US$ + 5.13% p.a. and liability position at 117.72 % of CDI.

Hedging against foreign exchange exposure of operations - The purpose of these contracts is to make the exchange rate of the turnover of the subsidiaries of Oleoquímica, Oxiteno S.A. and Oxiteno Nordeste equal to the exchange rate of the cost of their main raw materials. As of March 31, 2010, these swap contracts totaled US$ 70.2 million and, on average, had an asset position at 80.29% of CDI and liability position at US$ + 0.0% p.a.

Hedging against the interest rate fixed in local financing - The purpose of these contracts is to convert the interest rate on financing contracted in Reais from fixed into floating. On March 31, 2010 these swap contracts totaled $ 853.0 million, and on average had an asset position at 11.48% p.a. and liability position at 98.5% of CDI.

Hedging against floating interest rate in foreign currency - The purpose of this contract is to convert the interest rate on the syndicated loan in the principal of US$ 60 million from floating into fixed. As of March 31, 2010, the subsidiary Oxiteno Overseas had a swap contract with a notional amount of US$ 60 million, with an asset position at US$ + LIBOR + 1.25% p.a. and a liability position at US$ + 4.93% p.a.

Hedging against foreign exchange exposure of a firm commitment in foreign currency (RPR) - The purposes of these contracts is to offset the effect of the change in exchange rates on imports of oil denominated in U.S. dollars (US$ 26.6 million) and the financing denominated in foreign currency (US$ 9.8 million). On March 31, 2010 the subsidiary RPR held NDF (non-deliverable forwards) contracts with contracted average future U.S. dollar of R$ 1.8111/US$ and principal, proportional to the Company’s interest of US$ 36.4 million.

The Company and its subsidiaries designate as cash flow hedges some instruments of protection for future cash flows. These instruments of protection whose purpose is to protect the cash flows (i) from the risk of fluctuations in Libor on loans contracted and (ii) the risk of exchange rate changes of subsidiary RPR on future imports of oil denominated in U.S. dollars. On March 31, 2010 these instruments of protection amounted US$ 86.6 million.

The Company and its subsidiaries designate derivative financial instruments used to offset the variations due to changes in interest rates in the market value of financing contracted in Reais as fair value hedge. As of March 31, 2010 these instruments of protection totaled R$ 853.0 million.

64

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

Gains (losses) on hedging instruments

The following table summarizes the values of gains (losses) recorded in the first quarter of 2010 which affected the income statement and shareholders’ equity of the Company and its subsidiaries:

	Consolidated
	R$ million
	Income	Shareholders’ equity

a - Exchange rate swaps receivable in U.S. dollars	(0.8)	-
b - Exchange rate swaps payable in U.S. dollars	(1.5)	-
c - Interest rate swaps in R$	1.2	-
d - Interest rate swaps in U.S. dollars	(0.8)	0.1
e - NDFs (non-deliverable forwards) - RPR	0.7	1.7

Total	(1.2)	1.8

The table above does not consider the effect of exchange rate variation of exchange swaps receivable in U.S. dollars, when this effect is offset in the income of the hedged subject (debt), and considers the designation effect of interest hedging in Reais.

Fair value of financial instruments
The fair values and the carrying values of the financial instruments, including currency and interest rate hedging instruments, as of March 31, 2010 and December 31, 2009 are stated below:

	03/31/2010		12/31/2009
	Carrying value	Fair value	Carrying value	Fair value

Financial assets:
Cash and cash equivalents	80,869	80,869	128,340	128,340
Currency and interest hedging instruments	14,017	14,017	12,723	12,723
Financial investments	1,824,218	1,824,218	2,193,886	2,193,886

	1,919,104	1,919,104	2,334,949	2,334,949

Financial liabilities:
Financing	3,181,876	3,226,274	3,211,741	3,245,367
Debentures	1,215,750	1,213,654	1,187,866	1,187,866
Finance leases	12,436	12,436	15,365	15,365
Currency and interest hedging instruments	50,155	50,155	51,752	51,752

	4,460,217	4,502,519	4,466,724	4,500,350

65

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

The fair value of financial instruments, including currency and interest hedging instruments, was determined as follows:

•	The fair values of cash on current account are identical to the carrying values.
•	Financial investments in investment funds are valued at the value of the fund unit as of the date of the interim financial statements, which correspond to their fair value.
•
Financial investments in CDBs (Bank Certificates of Deposit) and similar investments offer daily liquidity through repurchase in the yield curve and, therefore, the Company believes their fair value corresponds to their carrying value.

•
The fair value of other financial investments and financing was determined using calculation methodologies commonly used for marking-to-market, which consist of calculating future cash flows associated with each instrument adopted and adjusting them to present value at the market rates as of March 31, 2010 and December 31, 2009. For some cases where there is no active market for the financial instrument, the Company and its subsidiaries used quotes provided by the transaction counterparties.

The interpretation of market information on the choice of calculation methodologies for the fair value requires considerable judgment and estimates to obtain a value deemed appropriate to each situation. Consequently, the estimates presented do not necessary indicate the amounts that may be realized in the current market.

Sensitivity analysis
The Company and its subsidiaries use derivative financial instruments only to hedge against identified risks and in amounts consistent with the risk (limited to 100% of the identified risk). Thus, for purposes of sensitivity analysis of market risks associated with financial instruments, the Company analyzes the hedging instrument and the hedged item together, as shown on the charts below.

For the sensitivity analysis of foreign exchange hedging instruments, management adopted as a likely scenario the Real/U.S. dollar exchange rates at maturity of each swap, projected by U.S dollar futures contracts quoted on BM&FBovespa as of March 31, 2010. As a reference, the exchange rate for the last maturity of foreign exchange hedging instruments is R$ 2.65 in the likely scenario. Scenarios II and III were estimated with a 25% and 50% additional devaluation, respectively, of the Real in the likely scenario.

Based on the balances of the hedging instruments and hedged items as of March 31, 2010, the exchange rates were replaced, and the changes between the new balance in Reais and the balance in Reais as of March 31, 2010 were calculated in each of the three scenarios. The table below shows the change in the values of the main derivative instruments and their hedged items, considering the changes in the exchange rate in the different scenarios:

66

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

		Scenario I
	Risk	(likely)	Scenario II	Scenario III
Currency swaps receivable in U.S. dollars
(1) U.S. Dollar / Real swaps	Dollar	79,184	184,024	288,865
(2) Debts in dollars	appreciation	(79,170)	(183,978)	(288,785)
(1)+(2)	Net Effect	14	47	80

Currency swaps payable in U.S. dollars
(3) Real / U.S. Dollar swaps	Dollar	(1,007)	(32,520)	(64,034)
(4) Gross margin of Oxiteno	devaluation	1,007	32,520	64,034
(3)+(4)	Net Effect	-	-	-

NDF exchange (RPR)
(5) NDF Receivables in U.S. Dollars	Dollar appreciation	1,248	17,781	34,314
(6) Petroleum imports / FINIMP		(1,248)	(17,781)	(34,314)
(5)+(6)	Net Effect	-	-	-

For the sensitivity analysis of the interest rate hedging instrument in dollar, the Company used the future LIBOR curve (BBA – British Bankers Association) as of March 31, 2010 at maturity of the swap and of the syndicated loan (hedged item), which occurs in 2011, in order to define the likely scenario. Scenarios II and III were estimated with a 25% and 50% deterioration, respectively, in the estimate of the likely LIBOR.

Based on the three interest rate scenarios in dollar (LIBOR), management estimated the values of its loan and of the hedging instrument by calculating the future cash flows associated with each instrument adopted according to the projected scenarios and adjusting them to present value by the rate in effect on March 31, 2010. The result is stated on the table below:

		Scenario I (likely)
	Risk		Scenario II	Scenario III

Interest rate swap (in dollars)
(1) LIBOR / fixed rate swap	Increase in	614	917	1,219
(2) LIBOR Debt	LIBOR	(619)	(925)	(1,230)
(1)+(2)	Net Effect	(5)	(8)	(11)

67

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

For sensitivity analysis of interest rate instruments of protection in Reais, the Company used the futures curve of DI x Pre contract of BM&FBovespa as of March 31, 2010 for each swap and each debt (object of protection) maturities, for defining the likely scenario. Scenarios II and III were estimated with a 25% and 50% deterioration, respectively, of pre-fixed rate to that of the likely scenario.

Based on three scenarios of interest rates in Reais, the Company estimated the values of its debt and instruments of protection according to the risk which is being protected (variations in the pre-fixed interest rates in Reais), by projecting them to future value by the contracted rates and bringing them to present value by the interest rates of the estimated scenarios. The result is shown in the table below:

	Risk	Scenario I (likely)	Scenario II	Scenario III
Interest rate swap (in R$)
(1) CDI / fixed rate swap	Increase in	426	(53,411)	(102,433)
(2) Fixed rate debt	prefixed rate	(426)	53,408	102,429
(1)+(2)	Net Effect	-	(3)	(4)

24.	Contingencies and commitments (Consolidated)

a.           Civil, tax and labor proceedings

On October 7, 2005, the subsidiaries Companhia Ultragaz S.A. (“Cia Ultragaz”) and Bahiana Distribuidora de Gás Ltda. (“Bahiana”) filed for and obtained a preliminary injunction to offset PIS and COFINS credits against other taxes administered by the Federal Revenue Service, notably IRPJ and CSLL. The decision was confirmed by a trial court judgment on May 16, 2008. Under preliminary the injunction obtained, the subsidiaries have been making judicial deposits for these debits in the accumulated amount of R$ 145,586 as of March 31, 2010 (R$ 135,821 as of December 31, 2009) and have recorded a corresponding liability.

Subsidiaries Cia. Ultragaz, Utingás Armazenadora S.A. (“Utingás”), Tequimar, Transultra and Ultracargo - Operações Logísticas e Participações Ltda. (“Ultracargo Participações”) have filed actions with a motion for preliminary injunction seeking full and immediate utilization of the supplementary monetary adjustment based on the Consumer Price Index (IPC)/National Treasury Bonds (BTN) for 1990 (Law 8200/91); the subsidiaries Cia Ultragaz, Utingás and Tequimar opted to include the contingencies related to their processes within the Law 11941/09 amnesty and reclassified the contingencies’ amount to the line of taxes payables. The other subsidiaries maintain a provision of R$ 928 as of March 31, 2010 (R$ 15,436 as of December 31, 2009) to cover any contingencies if they lose such actions.

The Company and some of its subsidiaries have filed actions with a motion for preliminary injunction against the application of the law restricting offset of tax losses (IRPJ) and negative tax bases (CSLL) determined as of December 31, 1994 to 30% of the income for the year. As a result of the position of the Federal Supreme Court (STF) and based on the opinion of its legal counsel, a provision was recorded for this contingency in the amount of R$ 6,330 as of March

68

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

31, 2010 (R$ 7,044 as of December 31, 2009). The subsidiary Ultracargo Participações decided to include an administrative case related to this thesis within the Law 11941/09 amnesty and reclassified part of the provisioned contingency to the line of taxes payable.

The subsidiary IPP has proposed a Declaratory Action questioning the constitutionality of Law No. 9316/96, which denied the CSLL from the IRPJ calculation basis. This action had its application denied at lower court levels, and the subsidiary is awaiting the judgment of the appeal made to the STF. As a result of the decisions issued, the subsidiary has constituted judicial deposits and recorded a provision for contingencies amounting to R$ 12,528 as of March 31, 2010 (R$ 12,528 as of December 31, 2009).

Based on the favorable jurisprudence and the opinion of its legal counsel, the subsidiaries Oxiteno Nordeste and Oxiteno S.A. filed lawsuits to obtain exclusion of export revenues from the tax base for CSLL. The preliminary injunction was granted to Oxiteno Nordeste and the subsidiary is making judicial deposits of the amounts in discussion, as well as provisioning the corresponding contingency in the amount of R$ 919; the subsidiary Oxiteno S.A. awaits judgment of appeal against the sentence which denied the requested preliminary injunction, and is still normally paying the CSLL.

The subsidiaries Oxiteno S.A., Oxiteno Nordeste, Cia. Ultragaz, Transultra, RPR, Tropical Transportes Ipiranga Ltda. (“Tropical”), Empresa Carioca de Produtos Químicos S.A. (“EMCA”) e IPP, filed for a preliminary injunction seeking the deduction of ICMS from the PIS and COFINS tax basis. Oxiteno Nordeste and IPP obtained a preliminary injunction and are paying the disputed amounts into judicial deposits, as well as recording the respective provision in the amount of R$ 46,617 as of March 31, 2010 (R$ 43,571 as of December 31, 2009); the others subsidiaries did not obtain an injunction and are awaiting the judgment of these lawsuits.

The Company and its subsidiaries obtained preliminary injunctions to pay PIS and COFINS contributions without the changes introduced by Law 9718/98 in its original version. The ongoing questioning refers to the levy of theses taxes on sources other than revenues. In 2005, the STF decided the question in favor of the taxpayer. Although it has set a precedent, the effect of this decision does not automatically apply to all companies, since they must await judgment of their own legal lawsuits. The Company has subsidiaries whose lawsuits have not yet been decided. If all ongoing lawsuits are finally decided in favor of the subsidiaries, the Company estimates that the total positive effect on income before income tax and social contribution will reach R$ 34,500, net of attorney’s fees.

The Company and its subsidiaries are recording provision for PIS and COFINS calculated on the basis of the interest on capital. The total amount accrued at March 31, 2010 is R$ 22,006 (R$ 21,724 as of December 31, 2009).

The subsidiariy IPP have provisions for contingencies related to ICMS related mainly to: (a) ownership of the credit for the difference between the value that was the basis for the retention tax and the amount actually practiced in sales to final consumers, resulting in excessive retention of ICMS by the Refinery, R$ 50,485 (b) delinquency notice for interstate sales of fuel to industrial customers without taxation of ICMS, because the interpretation of Article 2 of the LC 87/96, R$ 41,258, (c) requirement of the reversal of ICMS credits in the State of Minas

69

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

Gerais, in the interstates, made under Article 33 of the ICMS Convention 66/88, which allowed the maintenance of the credits and was suspended by a preliminary injunction granted by the STF, R$ 39,629, (d) requirement of ICMS-ST on interstate sales from the distributors to final consumers, because there is no retention under the duration of the Conventions ICMS 105/92 and 112/93 R$ 18,604 (e) assessments for deducting of unconditional discounts from the tax basis for ICMS due to tax substitution, in the state of Minas Gerais, R$ 17,019, (f) delinquency notice resulting from lack of ICMS collection in the States due to errors or lack of delivery of reports in interstate operations, contemplated by Convention ICMS 54/02, that enabled the transfer of ICMS to the state of fuel consumption, R$ 4,012, and (g) requirement for the reversal of ICMS credits on transportation services taken during the freight reimbursement system established by the DNC (currently ANP – National Petroleum, Natural Gas and Biofuel Agency), R$ 8,965.

The main tax claims of the subsidiary IPP that were considered to pose a possible risk of loss, and based on this position, have not been provided for in the interim financial statements, relate to ICMS and related mainly to: (a) assessments for lack of retention of ICMS-ST in the sale of petroleum products to customers who held decisions designed to separate the tax substitution, R$ 104,660, (b) requirement of proportionate reversal of ICMS credits in view of the acquisitions of hydrous ethanol to give higher values than the its sales, because of the transfer of a portion of financial support for agriculturists (FUPA) made by the distributors upon the acquisitions subsequently reimbursed by the DNC, R$ 71,638, (c) requirement of the reversal credit on the difference between the values that formed the basis for withholding tax and the amounts actually charged on sales to final consumers, R$ 40,316, (d) assessments for alleged non-payment of taxes, R$ 48,268, (e) requirement by SEFAZ RJ-reversal of ICMS credits on purchases of basic oils, due to the subsequent output of finished lubricant without taxation, R$ 35,642, (f) delinquency notice on interstate sales of fuel for industrial customer without ICMS, following the interpretation of Article 2 of LC 87/96, R$ 15,049, (g) records of notices issued in Ourinhos / SP for the operations to return the loan of ethanol made with tax deferral, R$ 18,884, (h) assessments in the State of Rio de Janeiro demanding the reversal of ICMS credits generated in interstate shipments made under Article 33 of the ICMS Convention 66/88, which allowed the maintenance of credit and was suspended by an injunction granted by STF, R$ 14,599, (i) disallowance of ICMS credits taken in the bookkeeping of bills considered inapt, though the understanding of the STJ is in the sense that it is possible to take credit for the buyer even if there is defect in the document of the seller, provided that the remains confirmed that the transaction actually took place, R$ 15,376, (j) records of notices issued on the grounds of alleged improper calculation of the base of ICMS, since it was not included in the database to calculate the value of the tax itself in interstate operations with petroleum products for final consumers, R$ 13,182, (k) requiring the reversal of ICMS credits on the freight contract to transport fuel, due to the fact that the operation is not taxed as constitutional non-impact, for R$ 12,770 and (l) assessments arising from surplus or shortage of stock, occurred due to differences in temperature or handling the product in which the review believes that there is input or output without a corresponding issue of invoice, R$ 10,382.

In addition, the subsidiary IPP has infraction of the non-approval of set-off of IPI credits appropriate under inputs taxed whose outputs were under the protection of immunity. The non-provisioned amount of contingency, updated as of March 31, 2010, is R$ 54,780 (R$ 53,288 as of December 31, 2009). The subsidiary also has legal lawsuits to guarantee the compensation of

70

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

overpaid PIS values before the declaration of unconstitutionality of Decrees 2445/88 and 2449/88, and decided to include part of these cases within the Law 11941/09 amnesty, recording the corresponding amount of R$ 29,607 as taxes payable. The non-provisioned amount for the others cases updated as of March 31, 2010 is R$ 50,464 (R$ 98,608 as of December 31, 2009).

In 1990, the Union of Workers in Petrochemical Plants, of which the employees of the subsidiaries Oxiteno Nordeste and EMCA are members, filed an action against the subsidiaries to enforce adjustments established under a collective labor agreement, in lieu of the salary policies actually implemented. At the same time, the Employers’ Association proposed a collective bargaining for interpretation and clarification of Clause Four of the agreement. Based on the opinion of its legal counsel, who reviewed the latest decision of STF in the collective bargaining and the position of the individual action of the subsidiary Oxiteno Nordeste, management of the subsidiaries did not deem it necessary to record a provision as of March 31, 2010.

Subsidiary Cia. Ultragaz is facing an administrative case pending before the CADE, for alleged anticompetitive practice in cities in the Triângulo Mineiro region in 2001. Recently, the CADE entered a decision against Cia. Ultragaz imposing a penalty of R$ 23,104. This administrative decision had its execution suspended under court order and the merits are being discussed in court. Based on the above elements and on the opinion of its legal counsel, the subsidiary’s management did not record a provision to this contingency.

Subsidiary Cia. Ultragaz is the defendant in legal proceedings for damages arising from an explosion in 1996 in a shopping mall located in the City of Osasco, State of São Paulo. Such proceedings involve: (i) individual proceedings brought by victims of the explosion seeking compensation for loss of income and pain and suffering (ii) request for compensation for expenses of the shopping mall administrator and its insurer; and (iii) class action seeking economic and non-economic damages for all victims injured and dead. The subsidiary believes that it produced evidence that the defective gas pipelines in the shopping mall caused the accident, and Ultragaz’s local LPG storage facilities did not contribute to the explosion. Out of the 64 actions decided to date, 63 were favorable, of which 29 are already shelved; only 1 was adverse and the subsidiary was sentenced to pay R$ 17. There is only 1 action yet to be decided. The subsidiary has insurance coverage for these legal proceedings, and the value not insured is R$ 19,554. The Company did not record any provision for this value because it considers the chances of realization of this contingency as essentially remote.

The Company and its subsidiaries have provisions for settlement of terms of contracts with customers and ex-service providers, as well as environmental issues, in the amount of R$ 86,355 as of March 31, 2010 (R$ 86,792 as of December 31, 2009) and also a provision of R$ 18,098 as of March 31, 2010 (R$ 18,394 as of December 31, 2009) to meet the contingencies of labor litigation.

The Company and its subsidiaries have other pending administrative and legal proceedings, which were estimated by their legal counsel as possible and/or remote risk (less-likely-than-50%), and the related potential losses were not provided for by the Company and its subsidiaries based on these opinions. The Company and its subsidiaries also have litigations for recovery of

71

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

taxes and contributions, which were not recorded in the interim financial statements due to their contingent nature.
Movements in provisions are as follows:

Provisions	Balance as of Dec. 31, 2009	Amnesty Adoption	Additions	Write-offs	Adjustments	Balance as of Mar. 31, 2010

IRPJ and CSLL	182,103	(19,670)	2,391	-	2,527	167,351
PIS and COFINS	67,990	-	2,413	-	938	71,341
ICMS	192,543	-	-	-	1,018	193,561
INSS	8,527	-	-	(1,385)	159	7,301
Civil litigation	86,792	-	5	(1,089)	647	86,355
Labor litigation	18,394	-	847	(1,425)	282	18,098
Others	6,905	-	594	(2,678)	36	4,857

Total	563,254	(19,670)	6,250	(6,577)	5,607	548,864

The Company and its subsidiaries decided to include within the amnesty introduced by Law 11941/09 some of their debts before the Federal Revenue Service, General Attorney of the National Treasury and Social Security with the benefits of reduction of fines, interest and legal charges set in this Law, and recorded in its interim financial information for March 31, 2010 an expense of R$ 15,264, net of taxes.

b.           Contracts

Subsidiary Tequimar has agreements with CODEBA and Complexo Industrial Portuário Governador Eraldo Gueiros in connection with its port facilities in Aratu and Suape, respectively. Such agreements set a minimum value for cargo movement, as shown below:

Port	Minimun moviment in tons per year	Maturity

Aratu	100,000	2016
Aratu	900,000	2022
Suape	250,000	2027
Suape	400,000	2029

If the annual movement is less than the minimum required, then the subsidiary will have to pay the difference between the actual movement and the minimum required by the agreements, using the port rates in effect at the date established for payment. As of March 31, 2010, such charges were R$ 5.79 and R$ 1.38 per ton for Aratu and Suape, respectively. The subsidiary has met the minimum cargo movement requirements since the beginning of the agreements.

Subsidiary Oxiteno Nordeste has a supply agreement with Braskem S.A. setting a minimum value for quarterly consumption of ethylene and establishing conditions for the supply of ethylene until 2021. The minimum purchase commitment and the actual demand accumulated to March 31, 2010 and March 31, 2009, expressed in tons of ethylene, are shown below. In case of breach of the minimum purchase commitment, the subsidiary agrees to pay a penalty of 40% of the current ethylene price, to the extent of the shortfall. The provision of minimum purchase

72

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

commitment is under renegotiation with Braskem, including the minimum purchase commitment related to 2009.

	Minimum purchase commitment (accumulated first quarter)			Accumulated demand First quarter(actual)

	03/31/2010		03/31/2009	03/31/2010	03/31/2009

In tons of ethylene	40,551	(*)	46,849	42,697	32,182

(*) Adjusted for the maintenance stoppage carried out by Braskem in the period.

In August 2008, the subsidiary Oxiteno S.A signed an Ethylene Supply Agreement with Quattor Química S.A., maturiting in 2023, which establishes and regulates the conditions for supply of ethylene to Oxiteno based on the international market for this product. The minimum purchase is 19,800 tons of ethylene semiannually. In case of breach, the subsidiary agrees to pay a penalty of 30% of the current ethylene price, to the extent of the shortfall.

c.           Insurance coverage in subsidiaries

The Company maintains appropriate insurance policies to cover several risks to which it is exposed, including asset insurance against losses caused by fire, lightning, explosion of any kind, gale, aircraft crash, and electric damage, and other risks, covering the bases and other branches of all subsidiaries, except RPR, which maintains its own insurance. The maximum compensation value, including loss of profits, based on the risk analysis of maximum loss possible at a certain site is US$ 1,050 million.

The General Responsibility Insurance program covers the Company and its subsidiaries with a maximum aggregate coverage of US$ 400 million against losses caused to third parties as a result of accidents related to commercial and industrial operations and/or distribution and sales of products and services.

Group Life and Personal Accident, Health, National and International Transportation and All Risks insurance policies are also maintained.

The coverages and limits of the insurance policies maintained are based on a careful study of risks and losses conducted by local insurance advisors, and the type of insurance is considered by management to be sufficient to cover potential losses based on the nature of the business conducted by the companies. The risk assumptions adopted, given their nature, are not part of the scope of a review on interim financial information, and consequently haven’t been reviewed by our independent accountants.

73

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

d.           Operating lease contracts

The subsidiaries IPP and Serma have operating lease contracts for the use of IT equipment.

These contracts have terms of 36 months. The subsidiaries have the option to purchase the assets at a price equal to the fair market price on the date of option, and management does not intend to exercise such option.

The future disbursements (installments), assumed under these contracts, total approximately:

	03/31/2010	12/31/2009

Up to 1 year	554	554
More than 1 year	553	692
	1,107	1,246

The total payments of operating lease recognized as expense for the period was R$ 139 (R$ 517 as of March 31, 2009).

74

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

25.	Employee benefits and private pension plan (Consolidated)

a.           ULTRAPREV- Associação de Previdência Complementar

The Company and its subsidiaries offer a defined-contribution pension plan to its employees, which is managed by Ultraprev - Associação de Previdência Complementar. Under the plan, the basic contribution of each participating employee is calculated by multiplying a percentage ranging from 0% to 11%, which is annually defined by the participant based on his/her salary. The sponsor companies match the amount of the basic contribution paid by the participant. As the participants retire, they choose to receive monthly either: (i) a percentage, ranging from 0.5% to 1.0%, of the fund accumulated for the participant with Ultraprev; or (ii) a fixed monthly amount that will exhaust the fund accumulated for the participant within a period ranging from 5 to 25 years. Thus, the Company and its subsidiaries do not assume responsibility for guaranteeing amounts and periods of pension benefits. As of March 31, 2010, the Company and its subsidiaries contributed R$ 3,216 (R$ 2,227 as of March 31, 2009) to Ultraprev, which amount is recorded as expense in the income statement for the year. The total number of employees participating in the plan as of March 31, 2010 was 7,162 active participants and 41 retired participants. In addition, Ultraprev had 30 former employees receiving benefits under the previous plan whose reserves are fully constituted.

b.           Post-employment benefits

Ipiranga and RPR recognized a provision for post-employment benefits mainly related to seniority bonus, payment of Severance Pay Fund, and health and life insurance plan for eligible retirees.

The net liabilities for such benefits recorded as of March 31, 2010 are R$ 102,040 (R$ 102,040 as of December 31, 2009), of which R$ 11,955 (R$ 11,960 as of December 31, 2009) are recorded as current liabilities and R$ 90,085 (R$ 90,080 as of December 31, 2009) as long-term liabilities.

The amounts related to such benefits were determined based on a valuation conducted by an independent actuary and are recorded in the interim financial statements in accordance with Resolution CVM 371/2000.

75

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

26.	Expenses by nature

The Company opted for disclosing its consolidated income statement by function and is presenting below its breakdown by nature:

	03/31/2010	03/31/2009

Raw materials and materials for use and consumption	9,053,460	5,718,964
Freight and storage	139,963	106,337
Depreciation and amortization	133,108	107,032
Personnel expenses	252,439	215,147
Advertising and marketing	34,909	22,559
Services provided by third parties	29,012	21,138
Lease of real property and equipment	14,244	12,994
Other expenses	37,320	32,540

Total	9,694,455	6,236,711

Classified as:
Cost of products and services sold	9,238,514	5,908,661
General and administrative	176,442	149,104
Selling and marketing	279,499	178,946

Total	9,694,455	6,236,711

76

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

27.	Earnings per share

The table below presents a reconciliation of numerators and denominators used in the computing earnings per share. As mentioned in Note 9.c), the Company has a share compensation plan. The impact of this share compensation plan on earnings per share was minimal for all the periods presented and consequently, the Company has not been presenting a separate calculation of diluted earnings per share.

	03/31//2010	03/31/2009

Net income attributable to shareholders of the Company	125,235	91,816
Weighted average shares outstanding (in thousands)	133,951	133,888
Basic and diluted earnings per share – whole R$	0.93	0.69

28.	Other comprehensive income

Other comprehensive income comprises movements recognized directly in shareholders’ equity, such as the valuation adjustment and the cumulative translation adjustments, which, if recognized in income statement, would affect the net income.

	03/31//2010	03/31/2009
Net income attributable to shareholders of the Company	125,235	91,816
Net income attributable of non-controlling interest in subsidiaries	(3,193)	1,355
Net income under New BR GAAP	122,042	93,171

Valuation adjustment (see Note 19.g)	2,031	600
Cumulative translation adjustments (see Note 19.h)	(13,745)	(1,070)

Total comprehensive income	110,328	92,701
Total comprehensive income attributable to shareholders of the Company	113,521	91,346
Total comprehensive income attributable of non-controlling interest in subsidiaries	(3,193)	1,355

77

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

29.	Other information – Market announcement

In March 31, 2010, the Company announced to market that had signed a sale and purchase agreement (“SPA”) to sell the in-house logistics, solid bulk storage and road transportation businesses of Ultracargo Participações to Aqces Logística Internacional Ltda. (“Aqces“).The transaction value is R$ 82 million, subject to adjustments on the closing date. Under the terms of the SPA, closing of the transaction is subject to certain conditions precedent, notably the segregation of the in-house logistics, solid bulk storage and road transportation operations, with the transfer of the respective assets, contracts, licenses and employees from Ultracargo Participações to its subsidiaries AGT – Armazéns Gerais e Transporte Ltda. (“AGT”) and Petrolog Serviços e Armazéns Gerais Ltda. (“Petrolog”). On the closing date, which is expected to occur in mid-2010, shares of AGT and Petrolog will be transferred to Aqces. This transaction allows Ultracargo Participações to focus exclusively on its liquid bulk storage business, segment in which it has a leadership position and which already represented approximately 85% of the results after the recent acquisitions of União Terminais and Puma and investments in capacity expansions at the Aratu, Santos and Suape terminals.

78

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

Other information considered material by the company

Shares directly or indirectly owned by the controlling shareholders, members of the Board of Directors, Executive Officers and members of the Fiscal Council as of March 31, 2010 (number of shares):

	Mar-31-10
	Common	Preferred	Total
Controlling Shareholders	33,748,057	40,271	33,788,328
Board of Directors 1	46	42,007	42,053
Officers 2	–	260,775	260,775
Fiscal Council	–	1,100	1,100
Note:
1 Shares owned by members of the Board of Directors which were not included in Controlling Shareholders’ position.
   Should the member not be part of the controlling group, only its direct ownership is included.

2 Shares owned by Officers which were not included in Controlling Shareholders’ position.

Shares directly or indirectly owned by the controlling shareholders, members of the Board of Directors, Executive Officers and members of the Fiscal Council (number of shares)

	Mar-31-10			Mar-31-09
	Common	Preferred	Total	Common	Preferred	Total
Controlling Shareholders	33,748,057	40,271	33,788,328	33,748,057	294,732	34,042,789
Board of Directors 1	46	42,007	42,053	46	7	53
Officers 2	–	260,775	260,775	–	251,073	251,073
Fiscal Council	–	1,100	1,100	–	1,071	1,071

Note:	1 Shares owned by members of the Board of Directors which were not included in Controlling
Shareholders’ position.
2 Shares which were not included in Controlling Shareholders’ positions.

Total free float and its percentage of total shares as of March 31, 2010 (number of shares)

	Common	Preferred	Total
Total Shares	49,429,897	86,666,102	136,095,999

(-) Shares held in treasury	6,617	2,138,772	2,145,389
(-) Shares owned by Controlling Shareholders	33,748,057	40,271	33,788,328
(-) Shares owned by Management	46	302,782	302,828
(-) Shares owned by affiliates *	–	192,700	192,700

Free-float	15,675,177	83,991,577	99,666,754

% Free-float / Total Shares	31.71%	96.91%	73.23%
*Subsidiaries

79

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

The Company’s shareholders that hold more than 5% of voting or non-voting capital, up to the individual level, and breakdown of their shareholdings as of March 31, 2010 (number of shares)

ULTRAPAR PARTICIPAÇÕES S.A	Common	%	Preferred	%	Total	%
Ultra S.A. Participações	32,646,694	66.05%	12	0.00%	32,646,706	23.99%
Aberdeen Asset Management PLC 1	–	–	11,942,785	13.78%	11,942,785	8.78%
Parth Investments Company 2	9,311,730	18.84%	1,396,759	1.61%	10,708,489	7.87%
Caixa de Previdência dos Funcionários do Banco do Brasil 3	–	–	8,949,824	10.33%	8,949,824	6.58%
Monteiro Aranha S.A. 4	5,212,637	10.55%	1,011,888	1.17%	6,224,525	4.57%
Dodge & Cox, Inc. 5	–	–	6,067,632	7.00%	6,067,632	4.46%
Genesis Asset Management LLP1	–	–	4,341,794	5.01%	4,341,794	3.19%
Shares held in treasury	6,617	0.01%	2,138,772	2.47%	2,145,389	1.58%
Others	2,252,219	4.56%	50,816,636	58.63%	53,068,855	38.99%
TOTAL	49,429,897	100.00%	86,666,102	100.00%	136,095,999	100.00%
1 Fund managers headquartered in England (according to relevant shareholder position notice disclosed by the respective funds)
2 Company headquartered outside of Brazil, ownership information is not available
3 Pension fund of employees of Banco do Brasil headquartered in Brazil
4 Brazilian public listed company, ownership information is publicly available
5 Fund manager headquartered in the United States

ULTRA S.A. PARTICIPAÇÕES	Common	%	Preferred	%	Total	%
Fábio Igel	12,065,160	19.09%	4,954,685	19.55%	17,019,845	19.22%
Ana Maria Villela Igel	2,570,136	4.07%	9,208,690	36.34%	11,778,826	13.30%
Christy Participações Ltda.	6,425,199	10.17%	4,990,444	19.69%	11,415,643	12.89%
Paulo Guilherme Aguiar Cunha	10,654,109	16.86%	–	–	10,654,109	12.03%
Márcia Igel Joppert	7,084,323	11.21%	2,062,988	8.14%	9,147,311	10.33%
Rogério Igel	7,311,004	11.57%	1,615,027	6.37%	8,926,031	10.08%
Joyce Igel de Castro Andrade	6,398,967	10.12%	2,062,989	8.14%	8,461,956	9.56%
Lucio de Castro Andrade Filho	3,775,470	5.97%	–	–	3,775,470	4.26%
Others	6,917,680	10.95%	448,063	1.77%	7,365,743	8.32%
TOTAL	63,202,048	100.00%	25,342,886	100.00%	88,544,934	100.00%
Others: other individuals, none of them holding more than 5%

CHRISTY PARTICIPAÇÕES S.A	Capital Stock	%
Maria da Conceição Coutinho Beltrão	3,066	34.90%
Hélio Marcos Coutinho Beltrão	1,906	21.70%
Cristiana Coutinho Beltrão	1,906	21.70%
Maria Coutinho Beltrão	1,906	21.70%
TOTAL	8,784	100.00%

80

Interest in the subsidiaries

1 - Item	2 -Company name	3 - Corporate taxpayer number (CNPJ)	4 - Classification	5 - % of ownership interest in investee	6 - % of Investor´s shareholders' equity	7 - Type of company	8 - Number of shares held in the current quarter (in thousands)	9 - Number of shares held in the prior quarter (in thousands)

1	Ultracargo - Operações Logisticas e Participações Ltda.	34.266.973/0001-99	Closely-held subsidiary	100%	13.54%	Commercial. industrial and other	9,324	9,324
2	Transultra - Armazenagem Transportes Especiais Ltda.	60.959.889/0001-60	Investee of subsidiary/affiliated	100%	1.52%	Commercial. industrial and other	34,999	34,999
3	Petrolog Serviços e Armazéns Gerais Ltda.	05.850.071/0001-05	Investee of subsidiary/affiliated	100%	0.14%	Commercial. industrial and other	412	412
4	AGT - Armazéns Gerais e Transportes Ltda.	11.404.873/0001-86	Investee of subsidiary/affiliated	100%	0.01%	Commercial. industrial and other	10	10
5	Terminal Quimico de Aratu S.A.	14.688.220/0001-64	Investee of subsidiary/affiliated	99%	13.27%	Commercial. industrial and other	63,372	63,372
6	União/Vopak Armazéns Gerais Ltda.	77.632.644/0001-27	Investee of subsidiary/affiliated	50%	0.10%	Commercial. industrial and other	30	30
7	Ultracargo Argentina S.A.	OFF-SHORE	Investee of subsidiary/affiliated	100%	0.01%	Commercial. industrial and other	507	507
8	Oxiteno S.A. Indústria e Comércio	62.545.686/0001-53	Closely-held subsidiary	100%	31.35%	Commercial. industrial and other	35,102	35,102
9	Oxiteno Nordeste S.A. Indústria e Comércio	14.109.664/0001-06	Investee of subsidiary/affiliated	100%	15.40%	Commercial. industrial and other	8,505	8,505
10	Oxiteno Argentina Sociedad de Responsabilidad Ltda.	OFF-SHORE	Investee of subsidiary/affiliated	100%	0.01%	Commercial. industrial and other	117	98
11	Oleoquímica Ind e Com de Prod Quím Ltda.	07.080.388/0001-27	Investee of subsidiary/affiliated	100%	9.00%	Commercial. industrial and other	490,815	490,815
12	Barrington S.L.	OFF-SHORE	Investee of subsidiary/affiliated	100%	0.80%	Commercial. industrial and other	554	554
13	Oxiteno Mexico S.A. de CV	OFF-SHORE	Investee of subsidiary/affiliated	100%	0.53%	Commercial. industrial and other	122,048	122,048
14	Oxiteno Andina. C.A .	OFF-SHORE	Investee of subsidiary/affiliated	100%	0.37%	Commercial. industrial and other	12,076	12,076
15	Oxiteno Europe SPRL	OFF-SHORE	Investee of subsidiary/affiliated	100%	0.02%	Commercial. industrial and other	1	1
16	U. A. T. E. S. P. E. Empreendimentos e Participações Ltda.	09.364.319/0001-70	Investee of subsidiary/affiliated	100%	0.46%	Commercial. industrial and other	18,220	18,220
17	Empresa Carioca de Produtos Químicos S.A.	33.346.586/0001-08	Investee of subsidiary/affiliated	100%	0.45%	Commercial. industrial and other	199,323	199,323
35	Ipiranga Produtos de Petróleo S.A.	33.337.122/0001-27	Closely-held subsidiary	100%	57.30%	Commercial. industrial and other	224,467,228	224,467,228
20	Centro de Conveniencias Millennium Ltda.	03.546.544/0001-41	Investee of subsidiary/affiliated	100%	0.04%	Commercial. industrial and other	1,171	1,171
21	Conveniências Ipiranga Norte Ltda.	05.378.404/0001-37	Investee of subsidiary/affiliated	100%	0.07%	Commercial. industrial and other	164	164
22	Ipiranga Trading Ltd.	OFF-SHORE	Investee of subsidiary/affiliated	100%	0.01%	Commercial. industrial and other	50	50
23	Tropical Transportes Ipiranga Ltda.	42.310.177/0001-34	Investee of subsidiary/affiliated	100%	0.40%	Commercial. industrial and other	254	254
24	Ipiranga Imobiliária Ltda.	07.319.798/0001-88	Investee of subsidiary/affiliated	100%	0.39%	Commercial. industrial and other	15,647	15,647
25	Ipiranga Logística Ltda.	08.017.542/0001-89	Investee of subsidiary/affiliated	100%	0.01%	Commercial. industrial and other	510	510
26	Maxfácil Participações S.A.	08.077.294/0001-61	Investee of subsidiary/affiliated	50%	1.84%	Commercial. industrial and other	11	11
27	Isa-Sul Administração e Participações Ltda.	89.548.606/0001-70	Investee of subsidiary/affiliated	100%	0.14%	Commercial. industrial and other	3,515	3,515
28	Comercial Farroupilha Ltda.	92.766.484/0001-00	Investee of subsidiary/affiliated	0%	0.00%	Commercial. industrial and other	0	1,615
29	Imaven Imóveis Ltda.	61.604.112/0001-46	Investee of subsidiary/affiliated	100%	4.16%	Commercial. industrial and other	116,179	116,179
30	Companhia Ultragaz S.A.	61.602.199/0001-12	Investee of subsidiary/affiliated	99%	8.24%	Commercial. industrial and other	800,033	800,033
31	Bahiana Distribuidora de Gás Ltda.	46.395.687/0001-02	Investee of subsidiary/affiliated	100%	4.27%	Commercial. industrial and other	24	24
32	Utingás Armazenadora S.A.	61.916.920/0001-49	Investee of subsidiary/affiliated	56%	0.28%	Commercial. industrial and other	3,074	5,718
33	LPG International INC.	OFF-SHORE	Investee of subsidiary/affiliated	100%	0.18%	Commercial. industrial and other	1	1
19	am/pm Comestíveis Ltda.	40.299.810/0001-05	Investee of subsidiary/affiliated	100%	0.46%	Commercial. industrial and other	13,497	13,497
36	S.A. de Óleo Galena-Signal	61.429.387/0001-90	Investee of subsidiary/affiliated	100%	0.05%	Commercial. industrial and other	100	100
37	Oil Trading Importadora e Exportadora Ltda.	11.454.455/0001-01	Investee of subsidiary/affiliated	100%	0.81%	Commercial. industrial and other	40,000	40,000
38	Refinaria de Petróleo Riogranadense S.A.	94.845.674/0001-30	Closely-held subsidiary	33%	0.05%	Commercial. industrial and other	5,079	5,079
39	Serma Assoc.Usuarios Equip. Proc. Dados e Serv.Correlatos	61.601.951/0001-00	Closely-held subsidiary	100%	0.01%	Commercial. industrial and other	8,059	8,059

81

ULTRAPAR PARTICIPAÇÕES S.A.
MD&A - ANALYSIS OF CONSOLIDATED EARNINGS
First Quarter 2010

(1) Key Indicators - Consolidated:

(R$ million)	1Q10	1Q09	4Q09	Change 1Q10 X 1Q09	Change 1Q10 x 4Q09
Net sales and services	9,933.4	6,409.4	10,417.0	55%	-5%
Cost of sales and services	(9,238.5)	(5,908.7)	(9,672.8)	56%	-4%
Gross Profit	694.9	500.7	744.2	39%	-7%
Selling, general and administrative expenses	(455.9)	(328.1)	(494.3)	39%	-8%
Other operating income (expense), net	7.1	5.3	10.0	34%	-29%
Income on disposal of assets	0.4	2.8	3.1	-86%	-87%
Income from operations before financial items	246.4	180.7	263.0	36%	-6%
Financial (expense) income, net	(73.3)	(57.8)	(77.0)	27%	-5%
Equity in subsidiaries and affiliated companies	0.0	(0.1)	0.1	-125%	-81%
Income before taxes and social contribution	173.2	122.8	186.2	41%	-7%
Income and social contribution taxes	(58.3)	(36.6)	(59.0)	59%	-1%
Benefit of tax holidays	7.1	6.9	5.4	3%	32%
Net income for the year	122.0	93.2	132.6	31%	-8%
Net income attributable to Ultrapar	125.2	91.8	132.7	36%	-6%
Net income attributable to non-controlling interests	(3.2)	1.4	(0.1)	-336%	2884%
EBITDA	379.1	285.0	408.0	33%	-7%

Volume – LPG sales – thousand tons	370.6	363.9	399.5	2%	-7%
Volume – Fuels sales – thousand of cubic meters	4,596.8	2,770.0	5,022.1	66%	-8%
Volume – Chemicals sales – thousand tons	163.8	123.7	181.7	32%	-10%

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Considerations on the financial and operational information

Standards and criteria adopted in preparing the information

Ultrapar’s financial statements for the year ended December 31st, 2009 were prepared in accordance with the accounting directives set out in the Brazilian Corporate Law, being adopted the alterations introduced by Laws 11,638/07 and 11,941/09 (former Provisional Measure 449/08), as well as the CVM standards, instructions and guidelines, which regulate them. In connection with the process of converging the accounting practices adopted in Brazil to the international financial reporting standards (IFRS), several guidelines, interpretations, and orientations were issued during 2009 and 2010 establishing a new accounting standard in Brazil (“New BR GAAP”). Ultrapar decided to adopt the New BR GAAP in its interim financial statements for the nine-month period ended September 30th, 2010 and information for 2009 contained therein. The interim financial statements for June 30th, 2010 and March 31st, 2010, as well as the information for 2009, were restated and presented in accordance with the New BR GAAP, as described in Note 3 to the interim financial statements for September 30th, 2010.

For an understanding of the effects of the adoption of the new legislation, we released financial spreadsheets on CVM’s website (www.cvm.gov.br) as well as on Ultrapar’s website (www.ultra.com.br) demonstrating the impacts of the accounting changes introduced by the New BR GAAP on the main line items of the quarterly financial statements for 2009 and 2010, year ended December 31st, 2009, and nine-month period ended September 30th, 2010 in comparison with the amounts that would have been obtained without such changes. Additional information on the changes resulting from the adoption of the New BR GAAP is available in notes 2 and 3 of the interim financial statements for September 30th, 2010.

The financial information of Ultragaz, Ipiranga, Oxiteno, and Ultracargo is reported without elimination of intercompany transactions. Therefore, the sum of such information may not correspond to the consolidated financial information of Ultrapar. In addition, except when otherwise indicated, the amounts presented in this document are expressed in millions of R$ and, therefore, are subject to rounding off. Consequently, the total amounts presented in the tables may differ from the direct sum of the amounts that precede them.

Effect of the acquisition of Texaco
In August 2008, Ultrapar announced the signing of the sale and purchase agreement for the acquisition of Texaco’s fuel distribution business in Brazil. The results of Texaco were consolidated in Ultrapar’s financial statements from April 1st, 2009, after the closing of the transaction on March 31st, 2009. Ultrapar’s financial statements in periods prior to 2Q09 do not include Texaco’s results.

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(2) Performance Analysis:

Net Sales and Services: Ultrapar’s consolidated net sales and services amounted to R$ 9,933 million in 1Q10, up 55% over 1Q09, mainly as a consequence of the consolidation of Texaco from 2Q09 onwards and the growth in sales in all businesses. Compared with 4Q09, Ultrapar’s net sales and services declined by 5% due to seasonality between periods.

Ultragaz: In 1Q10, Ultragaz’s sales volume amounted to 371 thousand tons, up 2% over 1Q09. In the bottled segment, Ultragaz sales volume remained stable compared with 1Q09. In the bulk segment, sales volume grew by 6% due to the higher level of economic activity and recovery of manufacturing activity. Compared with 4Q09, Ultragaz’s sales volume decreased by 7%, as a result of seasonality between periods. Ultragaz’s net sales and services amounted to R$ 842 million in 1Q10, up 10% over 1Q09, due to an increase in sales volume, a rise in the cost of LPG used in the bulk segment and commercial initiatives and operational efficiency programs implemented. Compared with 4Q09, net sales and services declined by 5% as a consequence of seasonally lower sales volume, partially offset by the effect of an increase in the cost of LPG used in the bulk segment.

Ipiranga: Ipiranga’s sales volume totaled 4,597 thousand cubic meters in 1Q10, 66% higher than that in 1Q09. Sales volume of fuels for light vehicles grew by 69%, mainly as a consequence of the consolidation of Texaco’s volume from April 1st, 2009 onwards and the increase in the light vehicle fleet during the last 12 months, especially the increase in sales volume of gasoline due to the lower availability of ethanol. Diesel volume grew by 65% due to the consolidation of Texaco’s volume from April 1st, 2009 onwards and the higher level of economic activity in 1Q10. Compared with 4Q09, sales volume decreased by 8%, especially as a result of seasonality between quarters. Ipiranga’s net sales and services amounted to R$ 8,565 million in 1Q10, up 68% over 1Q09, especially as a result of a 66% increase in sales volume, an increased share of gasoline in the product mix and an increase in ethanol costs due to the reduced availability of the product in 1Q10, partially offset by a reduction in the diesel ex-refinery cost in June 2009. Compared with 4Q09, net sales and services declined by 5%, mainly due to a 8% decrease in sales volume.

Oxiteno: Oxiteno’s sales volume totaled 164 thousand tons, up 32% (40 thousand tons) over 1Q09, with a 31% increase in sales volume of specialty chemicals, as a result of the higher level of economic activity compared with 1Q09, initiatives to replace imports and expansions in the production capacity. In the Brazilian market, sales volume rose by 35% (31 thousand tons), with a positive progression in all markets, especially in specialty chemicals sold to the cosmetics, agrochemicals and paints and varnishes industries. Sales volume outside Brazil grew by 26% (10 thousand tons) due to an increase in sales of specialty chemicals as a result of the capacity expansions. Compared with 4Q09, sales volume decreased by 10% (18 thousand tons), as a result of seasonality between quarters. Oxiteno’s net sales and services totaled R$ 472 million in 1Q10, up 3% over 1Q09, despite the 22% stronger Real, as a consequence of the 32% growth in sales volume. Compared with 4Q09, net sales and services declined by 7%, mainly due to the 10% reduction in sales volume.

Ultracargo: In 1Q10, Ultracargo reported a 23% and 25% increase in average effective storage measured in cubic meters compared with 1Q09 and 4Q09, respectively, due to the consolidation of the acquired terminal in Suape in December 2009 and higher volume of operations in Santos and Aratu terminals, as a result of capacity expansions and the economic growth. In the transportation segment, total kilometrage travelled declined by 19% compared with 1Q09, especially due to Ultracargo’s decision to reduce its presence in some segments during 2009. Compared with 4Q09, total kilometrage travelled declined by 3%. Ultracargo’s net sales and services amounted to R$ 82 million in 1Q10, up 1% from 1Q09, despite the 23% increase in average storage, due to a reduction in kilometrage travelled. Compared with 4Q09, Ultracargo’s net sales and services grew by 4%, mainly due to the progression in average storage.

Cost of Good Sold: Ultrapar’s cost of goods sold amounted to R$ 9,239 million in 1Q10, up 56% from 1Q09, especially as a result of the consolidation of Texaco from 2Q09 onwards and higher volume of operations in all business. Compared with 4Q09, Ultrapar’s cost of goods sold declined by 4%, especially due to seasonality between quarters.

Ultragaz: Ultragaz’s cost of goods sold amounted to R$ 715 million in 1Q10, up 6% over 1Q09, as a consequence of a 6% increase in ex-refinery cost of LPG used in the bulk segment from January 2010 and higher

84

sales volume. Compared with 4Q09, the cost of goods sold declined by 5%, in line with the sales volume variation – higher ex-refinery cost of LPG used in the bulk segment was offset in the quarter by lower distribution costs, especially lower costs with bottles re-qualification.

Ipiranga: Ipiranga’s cost of goods sold amounted to R$ 8,124 million in 1Q10, up 68% over 1Q09, especially due to a 66% increase in sales volume, an increased share of gasoline in the product mix and an increase in ethanol costs in 1Q10, partially offset by a reduction in the diesel ex-refinery cost in June 2009. In relation to 4Q09, cost of goods sold declined by 4%, due to the 8% reduction in sales volume.

Oxiteno: Oxiteno’s cost of goods sold in 1Q10 amounted to R$ 395 million, up 5% over 1Q09, as a result of the 32% increase in sales volume and higher costs of raw material in dollars, partially offset by the 22% stronger Real. Compared with 4Q09, Oxiteno’s cost of goods sold declined by 7%, almost in line with sales volume variation, with variations in raw material prices in dollars offset by those in the exchange rate.

Ultracargo: Ultracargo’s cost of services provided amounted to R$ 41 million in 1Q10, down 16% over 1Q09, mainly due to its reduced presence in the transportation segment and a R$ 5 million reduction in depreciation resulting from the revision in the useful life of assets. Compared with 4Q09, Ultracargo’s cost of services provided declined by 18%, especially due to increased expenses for scheduled maintenance of terminals in 4Q09 and the R$ 5 million reduction in depreciation.

Gross profit: Ultrapar’s gross profit amounted to R$ 695 million in 1Q10, up 39% from 1Q10 as a consequence of the growth seen in Ipiranga, Ultragaz and Ultracargo and the consolidation of Texaco from 2Q09 on. Compared with 4Q09, Ultrapar's gross profit decreased by 7%, as a consequence of seasonality in its businesses.

Sales, General and Administrative Expenses: Ultrapar’s sales, general and administrative expenses amounted to R$ 456 million in 1Q10, up 39% from 1Q09, basically as a result of Texaco’s consolidation from 2Q09 onwards and non-recurring expenses related to the integration of its operations into Ultrapar. Compared with 4Q09, Ultrapar’s sales, general and administrative expenses declined by 8%.

Ultragaz: Ultragaz’s sales, general and administrative expenses amounted to R$ 88 million in 1Q10, up 33% over 1Q09 as a consequence of (i) increased expenses related to promotional and sales campaigns, (ii) the effects of inflation on personnel expenses, and (iii) higher variable compensation, in line with the earnings progression. Compared with 4Q09, sales, general and administrative expenses decreased by 11% as a consequence of seasonally lower sales volume.

Ipiranga: Ipiranga’s sales, general and administrative expenses amounted to R$ 285 million in 1Q10, up 59% from 1Q09, mainly due to the consolidation of Texaco from 2Q09 onwards. In relation to 4Q09, sales, general and administrative expenses declined by 7% due to lower sales volume, partially offset by a concentration of advertising and marketing expenses in the first quarter.

Oxiteno: Oxiteno’s sales, general and administrative expenses totaled R$ 64 million in 1Q10, up 8% from 1Q09 mainly due to higher freight expenses resulting from the 32% increase in sales volume, partially offset by expense reduction initiatives implemented, lower variable compensation and the effect of a stronger Real over international freight expenses. Compared with 4Q09, Oxiteno’s sales, general and administrative expenses declined by 4% especially due to the seasonally lower volume.

Ultracargo: Ultracargo’s sales, general and administrative expenses totaled R$ 20 million in 1Q10, down 14% from 1Q09, despite the 23% growth in stored volume, especially as a result of its reduced presence in the transportation segment and operational synergies resulting from União Terminais’ integration during 2009. Compared with 4Q09, Ultracargo’s sales, general and administrative expenses decreased by 11%, especially due to the higher variable compensation in 4Q09, in line with the strong earnings progression reported in 2009.

Income from Operations before Financial Items: Ultrapar’s income from operations before financial items amounted to R$ 246 million in 1Q10, up 36% from 1Q09 as a consequence of the increase in the income from operations before financial items of Ipiranga, Ultragaz and Ultracargo. Compared with 4Q09, Ultrapar’s income from operations before financial items decreased by 6%, as a consequence of seasonality in its businesses.

85

Depreciation and Amortization: Total depreciation and amortization costs and expenses in 1Q10 amounted to R$ 133 million, up R$ 26 million from 1Q09 and down R$ 15 million from 4Q09. The reduction compared with 4Q09 is a result of the revision in the economic useful life of assets in accordance with Technical Standard ICPC (Brazilian Accounting Pronouncements Committee) 10 and in effect from January 1st, 2010 onwards.

Financial result: Ultrapar reported net financial expense of R$ 73 million in 1Q10, R$ 15 million higher than that of 1Q09, mainly as a result of the higher average net debt resulting from the disbursement related to the acquisition of Texaco on March 31st, 2009. Compared with 4Q09, net financial expense decreased by R$ 4 million.

Income and Social Contribution / Benefit of Tax Holidays: Ultrapar reported income tax and social contribution expenses, net of benefit of tax holidays of R$ 51 million in 1Q10, compared with an expense R$ 30 million in 1Q09, basically as a result of a higher pre-tax profit in 1Q10. Compared with 4Q09, income tax and social contribution expenses, net of benefit of tax holidays decreased by 4%.

Net Earnings: Ultrapar’s consolidated net earnings in 1Q10 amounted to R$ 122 million, a growth of 31% over 1Q09 and 8% lower than that of 4Q09, especially due to variations in EBITDA in relation to the compared periods.

EBITDA: Ultrapar’s EBITDA amounted to R$ 379 million in 1Q10, 33% growth over 1Q09, mainly as a consequence of the consolidation of Texaco from 2Q09 onwards and EBITDA growth in Ipiranga, Ultragaz and Ultracargo. Compared with 4Q09, Ultrapar’s EBITDA declined by 7%, especially due to the seasonal volume reduction between periods.

Ultragaz: Ultragaz’s EBITDA amounted to R$ 71 million in 1Q10, up 36% over 1Q09, especially due to a recovery in margins, to which the operational efficiency programs implemented contributed, and an improvement in the bulk segment performance, partially offset by an increase in expenses related to promotional and sales campaigns and higher variable compensation. Compared with 4Q09, Ultragaz’s EBITDA grew by 16%, despite the seasonally lower volume, especially due to a R$ 7 million extraordinary item related to tax contingencies in 4Q09.

Ipiranga: Ipiranga’s EBITDA amounted to R$ 228 million in 1Q10, up 48% over 1Q09, mainly as a consequence of the consolidation of Texaco from 2Q09 onwards, the implementation of the operational and administrative synergy plan and the improved product mix. Compared with 4Q09, Ipiranga’s EBITDA decreased by 18%, especially due to the seasonally lower volume.

Oxiteno: Oxiteno’s EBITDA amounted to R$ 38 million in 1Q10, down 19% over 1Q09, especially due to the 22% stronger Real. Compared with 4Q09, Oxiteno’s EBITDA grew by 1%, despite the seasonally lower volume, especially as a result of the gradual recovery in margins, the expense reduction initiatives and the 4% weaker Real. Oxiteno’s unit EBITDA reached US$ 129/ton in 1Q10, up 9% over 4Q09.

Ultracargo: Ultracargo’s EBITDA amounted to R$ 30 million, up 27% and 38% over 1Q09 and 4Q09, especially due to the higher volume of operations in its terminals and operational synergies resulting from União Terminais’ integration during 2009.

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EBITDA

R$ million	1Q10	1Q09	4Q09	Change 1Q10 X 1Q09	Change 1Q10 X 4Q09
Ultrapar	379.1	285.0	408.0	33%	-7%
Ultragaz	70.9	52.2	61.3	36%	16%
Ipiranga	227.7	154.0	276.7	48%	-18%
Oxiteno	38.0	46.9	37.5	-19%	1%
Ultracargo	30.4	23.9	22.1	27%	38%

The purpose of including EBITDA information is to provide a measure for assessing our ability to generate cash from our operations. The EBITDA presented above was calculated based on the income before financial result, including depreciation and amortization and excluding income on disposal of assets. In managing our business we rely on EBITDA as a means for assessing our operating performance and a portion of our employee profit sharing plan is linked to EBITDA performance. Because EBITDA excludes income on disposal of assets, net financial income (expense), income tax, depreciation and amortization, it provides an indicator of general economic performance that is not affected by debt restructurings, fluctuations in interest rates or effective tax rates, or levels of income on disposal of assets, depreciation and amortization. Accordingly, we believe that this type of measurement is useful for comparing general operating performance from period to period and making certain related management decisions. We also calculate EBITDA in connection with covenants related to some of our financing. We believe that EBITDA enhances the understanding of our financial performance and our ability to satisfy principal and interest obligations with respect to our indebtedness as well as to fund capital expenditures and working capital requirements. EBITDA is not a measure of financial performance under Brazilian GAAP. EBITDA should not be considered in isolation, or as a substitute for net income, as a measure of operating performance, as a substitute for cash flows from operations or as a measure of liquidity. EBITDA has material limitations that impair its value as a measure of a company’s overall profitability since it does not address certain ongoing costs of our business that could significantly affect profitability such as financial expenses and income taxes, depreciation or capital expenditures and associated charges.

We hereby inform that in accordance with the requirements of CVM Resolution 381/03, our independent auditors KPMG Auditores Independentes have not performed during these first three months of 2010 any service other than the external audit of the financial statements of Ultrapar and affiliated companies and subsidiaries.

87

Item 2

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Ultrapar Participações S.A. and Subsidiaries Interim financial information June 30, 2010

Ultrapar Participações S.A. and Subsidiaries

Interim financial statements

as of June 30, 2010 and 2009

Independent accountant’s review report	3 - 4

Identification	5

Balance sheets	6 - 7

Income statements	8 - 9

Statements of changes in shareholders’ equity	10 - 13

Statements of cash flows - Indirect method	14 - 17

Notes to the financial statements	18 - 83

Other information considered material by the company	84 -85

Investment in the subsidiaries	86

MD&A – Analysis of consolidated earnings	87 – 92

Independent auditors’ review report

To the Board of Directors and Shareholders
Ultrapar Participações S.A.
São Paulo - SP

1.
We have reviewed the Quarterly Financial Information of Ultrapar Participações S.A. (the Company) and the consolidated Quarterly Financial Information of the Company and its subsidiaries for the quarter ended June 30, 2010, comprising the balance sheet, the statements of income, comprehensive income, cash flows, changes in shareholders’ equity, explanatory notes and management report, which are the responsibility of its management.

2.
Our review was conducted in accordance with the specific rules set forth by the IBRACON - The Brazilian Institute of Independent Auditors, in conjunction with the Federal Accounting Council - CFC and consisted mainly of the following: (a) inquiry and discussion with management responsible for the accounting, financial and operational areas of the Company and its subsidiaries, regarding the main criteria adopted in the preparation of the Quarterly Financial Information; and (b) reviewing information and subsequent events that have or may have relevant effects on the financial position and operations of the Company and its subsidiaries.

3.
Based on our review, we are not aware of any material modifications that should be made in the accounting information included in the Quarterly Financial Information described above, for these to be in accordance with accounting practices adopted in Brazil, especially the Committee for Accounting Pronouncements – CPC n° 21 – Interim Financial Statements and the rules issued by the Brazilian Securities and Exchange Commission (CVM), which are applicable to the preparation of the Quarterly Financial Information.

4.
As per Note n° 2, during the year of 2009 a number of Pronuncements, Interpretations and Techinical Guidance issued by the Committee for Accounting Pronuncements – CPC – were approved by the Brazilian Securities and Exchange Commission (CVM), in effect as from January 1, 2010, and changed certain accounting practices adopted in Brazil. These changes were adopted by the Company and its subsidiaries in the preparation of the Quarterly Financial Information for the quarter ended June 30, 2010 and disclosed in Note n° 2. This Quarterly Financial Information restated herein and, therefore, differ from the one originally presented by the Company as of June 30, 2010, including our review report dated August 10, 2010. The Quarterly Financial Information for the year and period related to 2009, presented herein for comparison purposes, were adjusted to include the changes in the accounting practices adopted in Brazil in effect in 2010.

São Paulo, November 9, 2010

KPMG Auditores Independentes
CRC 2SP014428/O-6

Anselmo Neves Macedo
Accountant CRC 1SP160482/O-6

Ultrapar Participações S.A. and Subsidiaries
(Convenience Translation into English from the Original Previously Issued in Portuguese)

IDENTIFICATION

01.01 - CAPITAL COMPOSITION
Number of shares	Current quarter	Prior quarter	Same quarter in prior year
(Thousands)	06/30/2010	03/31/2010	06/30/2009
Paid-up Capital
1 - Common	49,430	49,430	49,430
2 - Preferred	86,666	86,666	86,666
3 - Total	136,096	136,096	136,096
Treasury Share
4 - Common	7	7	7
5 - Preferred	2,138	2,138	2,201
6 - Total	2,145	2,145	2,208

01.02 - DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER
1 - ITEM	2 - EVENT	3 - APPROVAL	4 - REVENUE	5 - BEGINNING OF PAYMENT	7 - TYPE OF SHARE	8 - AMOUNT PER SHARE

01.03 - SUBSCRIBED CAPITAL AND ALTERATIONS IN THE CURRENT YEAR
1 - ITEM	2 - DATE OF ALTERATION	3 - AMOUNT OF THE CAPITAL (IN THOUSANDS OF REAIS)	4 - AMOUNT OF THE ALTERATION (IN THOUSANDS OF REAIS)	5 - NATURE OF ALTERATION	7 - NUMBER OF SHARES ISSUED (THOUSAND)	8 - SHARE PRICE ON ISSUE DATE (IN REAIS)

Ultrapar Participações S.A. and Subsidiaries

Balance sheets

as of June 30, 2010 and March 31, 2010

(In thousands of Reais)

		Parent		Consolidated
Assets	Note
		06/30/2010	03/31/2010	06/30/2010	03/31/2010
Current assets
Cash and cash equivalents	5	421,683	32,307	2,446,702	1,500,396
Financial investments	5	56,761	20,000	571,368	411,515
Trade accounts receivable	6	-	-	1,630,948	1,588,988
Inventories	7	-	-	1,024,524	1,011,957
Recoverable taxes	8	31,690	37,344	310,506	310,490
Dividends receivable		-	30	-	-
Other receivables		824	2,384	18,218	30,799
Prepaid expenses	11	-	-	37,996	47,548
Total current assets		510,958	92,065	6,040,262	4,901,693

Non-current assets
Long-term assets
Financial investments	5	-	-	9,228	7,193
Trade accounts receivable	6	-	-	68,596	75,612
Related companies	9.a)	770,674	750,000	10,174	9,376
Deferred income and social contribution taxes	10.a)	180	750	644,718	672,356
Recoverable taxes	8	34,001	21,586	78,341	65,136
Escrow deposits		232	232	332,771	323,809
Other receivables		-	-	969	1,195
Prepaid expenses	11	-	-	30,876	35,466
		805,087	772,568	1,175,673	1,190,143
Investments
Subsidiaries	12.a)	4,773,840	5,005,465	-	-
Affiliates	12.b)	-	-	12,321	12,486
Others		-	-	2,288	2,344
Property, plant and equipment	13 and 16.g)	-	-	3,880,926	3,861,184
Intangible assets	14	246,163	246,163	1,231,580	1,202,698
Deferred charges	15	-	-	7,283	8,591
		5,020,003	5,251,628	5,134,398	5,087,303

Total non-current assets		5,825,090	6,024,196	6,310,071	6,277,446

Total assets		6,336,048	6,116,261	12,350,333	11,179,139

The accompanying notes are an integral part of these financial statements.

Ultrapar Participações S.A. and Subsidiaries

Balance sheets

as of June 30, 2010 and March 31, 2010

(In thousands of Reais)

		Parent		Consolidated
	Note
Liabilities		06/30/2010	03/31/2010	06/30/2010	03/31/2010

Current liabilities
Loans and financing	16	-	-	835,881	718,004
Debentures	16.f)	56,651	26,956	56,651	26,955
Finance leases	16.g)	-	-	8,090	9,391
Trade payables		216	148	687,396	667,585
Salaries and related charges		110	100	167,191	133,079
Taxes payable		30	53	148,989	158,025
Dividends payable		2,093	2,139	7,471	7,645
Income tax and social contribution payable		5	5	40,242	38,225
Post-employment benefits	25.b)	-	-	11,955	11,955
Provision for contingencies	24.a)	-	-	23,087	21,660
Provision for assets retirement obligation	17	-	-	5,703	5,848
Deferred revenue	18			13,362	18,708
Other payables		214	649	27,118	24,715
Total current liabilities		59,319	30,050	2,033,136	1,841,795

Non-current liabilities
Long-term liabilities
Financing	16	-	-	3,317,120	2,514,027
Debentures	16.f)	1,190,252	1,188,795	1,190,252	1,188,795
Finance leases	16.g)	-	-	1,569	3,045
Related companies	9.a)	-	-	4,021	4,071
Deferred income and social contribution taxes	10.a)	-	-	27,919	19,198
Provision for contingencies	24.a)	3,592	3,548	507,880	527,204
Post-employment benefits	25.b)	-	-	90,085	90,085
Provision for assets retirement obligation	17			59,233	60,001
Deferred revenue	18			4,646	5,167
Other payables		-	-	45,889	46,979
Total non-current liabilities		1,193,844	1,192,343	5,248,614	4,458,572

Non-controlling interest		-	-	21,723	20,535

Shareholders’ equity

Share capital	19.a)	3,696,773	3,696,773	3,696,773	3,696,773
Capital reserve	19.c)	4,482	4,482	1,576	1,426
Revaluation reserve	19.d)	7,873	7,825	7,873	7,825
Profit reserves	19.e)	1,268,850	1,268,850	1,268,850	1,268,850
Treasury shares	19.b)	(123,720)	(123,720)	(135,116)	(135,760)
Valuation adjustment	3.c) and 19.g)	(3,850)	(2,044)	(3,850)	(2,044)
Cumulative translation adjustments	3.o) and 19.h)	(19,708)	(19,047)	(19,708)	(19,047)
Retained earnings		252,185	60,749	230,462	40,214
	19.f)	5,082,885	4,893,868	5,046,860	4,858,237
Total liabilities and shareholders’ equity		6,336,048	6,116,261	12,350,333	11,179,139

The accompanying notes are an integral part of these financial statements.

Ultrapar Participações S.A. and Subsidiaries

Income statements

For the quarters ended June 30, 2010 and 2009

(In thousands of Reais)
		Parent		Consolidated
	Note	06/30/2010	06/30/2009	06/30/2010	06/30/2009

Gross revenue from sales and services	3.a)	-	-	10,796,449	10,108,414
Deduction		-	-	(413,863)	(488,723)

Net revenue from sales and services		-	-	10,382,586	9,619,691
Cost of products and services sold	3.a)	-	-	(9,573,670)	(8,931,988)

Gross income		-	-	808,916	687,703

Operating revenues (expenses)
Selling and marketing		-	-	(287,563)	(280,693)
General and administrative		(1,763)	(499)	(187,031)	(198,357)
Other net operating income		1,783	1,598	2,014	1,271
Income on disposal of assets	20	-	-	(2,168)	6,776

Operating income before financial income and equity		20	1,099	334,168	216,700
Net financial income	22	2,495	(20,150)	(65,758)	(90,689)
Equity in income of subsidiaries and affiliates	12.a) and 12.b)	188,653	106,696	(163)	139

Operating income before social contribution and income taxes		191,168	87,645	268,247	126,150

Social contribution and income taxes
Current	10.b)	(272)	-	(48,741)	(49,435)
Deferred charges	10.b)	(571)	(323)	(36,386)	9,117
Tax incentives	10.b) and 10.c)	-	-	8,488	2,843
		(843)	(323)	(76,639)	(37,475)

Income before non-controlling interests		190,325	87,322	191,608	88,675
Non-controlling interests		-	-	(1,283)	(1,353)

Net income for the period		190,325	87,322	190,325	87,322

The accompanying notes are an integral part of these financial statements.

Ultrapar Participações S.A. and Subsidiaries

Income statements

For the six-month periods ended June 30, 2010 and 2009

(In thousands of Reais)
		Parent		Consolidated
	Note	06/30/2010	06/30/2009	06/30/2010	06/30/2009

Gross revenue from sales and services	3.a)	-	-	21,128,774	16,833,572
Deduction		-	-	(812,796)	(804,488)

Net revenue from sales and services		-	-	20,315,978	16,029,084
Cost of products and services sold	3.a)	-	-	(18,812,184)	(14,840,649)

Gross income		-	-	1,503,794	1,188,435

Operating revenues (expenses)
Selling and marketing		-	-	(567,062)	(459,639)
General and administrative		(3,442)	(1,700)	(363,473)	(347,461)
Other net operating income		4,248	1,597	9,112	6,549
Income on disposal of assets	20	-	-	(1,774)	9,538

Operating income before financial income and equity		806	(103)	580,597	397,422
Net financial income	22	186	(44,895)	(139,008)	(148,500)
Equity in income of subsidiaries and affiliates	12.a) and 12.b)	314,896	223,797	(138)	39

Operating income before social contribution and income taxes		315,888	178,799	441,451	248,961

Social contribution and income taxes
Current	10.b)	(276)	-	(79,656)	(78,215)
Deferred charges	10.b)	(52)	339	(63,752)	1,323
Tax incentives	10.b) and 10.c)	-	-	15,607	9,777
		(328)	339	(127,801)	(67,115)

Income before non-controlling interests		315,560	179,138	313,650	181,846
Non-controlling interests		-	-	1,910	(2,708)

Net income for the period		315,560	179,138	315,560	179,138

The accompanying notes are an integral part of these financial statements.

Ultrapar Participações S.A. and Subsidiaries

Statements of changes in shareholders’ equity in the parent company

For the six-month periods ended June 30, 2010 and 2009

 (In thousands of Reais)
	Note	Share capital	Capital reserve	Revaluation reserve in subsidiaries	Profit reserve	Valuation adjustment	Cumulative translation adjustments	Retained earnings	Total

Balance at December 31, 2009		3,696,773	4,482	8,156	1,145,130	(4,075)	(5,302)	6,568	4,851,732

Realization of revaluation reserve	19.d)	-	-	(283)	-	-	-	283	-
Dividends		-	-	-	-	-	-	(56,857)	(56,857)
Changes on non-controlling interest by subsidiaries		-	-	-	-	-	-	(13,295)	(13,295)
Income and social contribution taxes on realization of revaluation reserve of subsidiaries	19.d)	-	-	-	-	-	-	(74)	(74)
Valuation adjustments for financial instruments	3.c)	-	-	-	-	225	-	-	225
Currency translation of foreign subsidiaries	3.o)	-	-	-	-	-	(14,406)	-	(14,406)
Net income for the period		-	-	-	-	-	-	315,560	315,560

Balance at June 30, 2010		3,696,773	4,482	7,873	1,145,130	(3,850)	(19,708)	252,185	5,082,885

The accompanying notes are an integral part of these financial statements.

Ultrapar Participações S.A. and Subsidiaries

Statements of changes in shareholders’ equity in the consolidated

For the six-month periods ended June 30, 2010 and 2009

 (In thousands of Reais)

	Note	Share capital	Capital reserve	Revaluation reserve in subsidiaries	Profit reserve	Valuation adjustment	Cumulative translation adjustments	Retained earnings	Total

Balance at December 31, 2009		3,696,773	1,275	8,156	1,132,447	(4,075)	(5,302)	6,568	4,835,842

Realization of revaluation reserve	19.d)	-	-	(283)	-	-	-	283	-
Dividends		-	-	-	-	-	-	(56,857)	(56,857)
Changes on non-controlling interest by subsidiaries		-	-	-	-	-	-	(13,295)	(13,295)
Income and social contribution taxes on realization of revaluation reserve of subsidiaries	19.d)	-	-	-	-	-	-	(74)	(74)
Valuation adjustments for financial instruments	3.c)	-	-	-	-	225	-	-	225
Currency translation of foreign subsidiaries	3.o)	-	-	-	-	-	(14,406)	-	(14,406)
Treasury shares		-	301	-	1,287	-	-	-	1,588
Net income for the period		-	-	-	-	-	-	315,560	315,560

Balance at June 30, 2010		3,696,773	1,576	7,873	1,133,734	(3,850)	(19,708)	252,185	5,068,583

The accompanying notes are an integral part of these financial statements.

Ultrapar Participações S.A. and Subsidiaries

Statements of changes in shareholders’ equity in the parent company

For the quarters ended June 30, 2010

 (In thousands of Reais)

	Note	Share capital	Capital reserve	Revaluation reserve in subsidiaries	Profit reserve	Valuation adjustment	Cumulative translation adjustments	Retained earnings	Total

Balance at March 31, 2010		3,696,773	4,482	7,825	1,145,130	(2,044)	(19,047)	60,749	4,893,868

Realization of revaluation reserve	19.d)	-	-	48	-	-	-	(48)	-
Income and social contribution taxes on realization of revaluation reserve of subsidiaries	19.d)	-	-	-	-	-	-	(28)	(28)
Valuation adjustments for financial instruments	3.c)	-	-	-	-	(1,806)	-	-	(1,806)
Currency translation of foreign subsidiaries	3.o)	-	-	-	-	-	(661)	-	(661)
Changes on non-controlling interest by subsidiaries		-	-	-	-	-	-	1,187	1,187
Net income for the period		-	-	-	-	-	-	190,325	190,325

Balance at June 30, 2010		3,696,773	4,482	7,873	1,145,130	(3,850)	(19,708)	252,185	5,082,885

The accompanying notes are an integral part of these financial statements.

Ultrapar Participações S.A. and Subsidiaries

Statements of changes in shareholders’ equity in the consolidated

For the quarters ended June 30, 2010

 (In thousands of Reais)

	Note	Share capital	Capital reserve	Revaluation reserve in subsidiaries	Profit reserve	Valuation adjustment	Cumulative translation adjustments	Retained earnings	Total

Balance at March 31, 2010		3,696,773	1,426	7,825	1,133,090	(2,044)	(19,047)	60,749	4,878,772

Realization of revaluation reserve	19.d)	-	-	48	-	-	-	(48)	-
Income and social contribution taxes on realization of revaluation reserve of subsidiaries	19.d)	-	-	-	-	-	-	(28)	(28)
Valuation adjustments for financial instruments	3.c)	-	-	-	-	(1,806)	-	-	(1,806)
Currency translation of foreign subsidiaries	3.o)	-	-	-	-	-	(661)	-	(661)
Treasury shares		-	150	-	644	-	-	-	794
Changes on non-controlling interest by subsidiaries		-	-	-	-	-	-	1,187	1,187
Net income for the period		-	-	-	-	-	-	190,325	190,325

Balance at June 30, 2010		3,696,773	1,576	7,873	1,133,734	(3,850)	(19,708)	252,185	5,068,583

The accompanying notes are an integral part of these financial statements.

Ultrapar Participações S.A. and Subsidiaries

Statements of cash flows - Indirect method

For the quarters ended June 30, 2010 and 2009

(In thousands of Reais)

		Parent		Consolidated
	Note	06/30/2010	06/30/2009	06/30/2010	06/30/2009

Cash flows from operating activities
Net income for the period		190,325	87,322	190,325	87,322
Adjustments to concile net income to cash provided by operating activities
Equity in income of subsidiaries and affiliates	12	(188,653)	(106,696)	163	(139)
Depreciation and amortization		-	-	130,684	134,523
PIS and COFINS credits on depreciation		-	-	2,555	2,544
Expense with tanks removed		-	-	(1,749)	(745)
Interest, monetary and exchange rate changes		10,478	18,719	103,853	(64,429)
Deferred income and social contribution taxes	10.b)	571	323	36,386	(9,117)
Non-controlling interest in income		-	-	1,283	1,353
Income on sale of property, plant and equipment		-	-	2,168	(6,776)
Others		-	-	(1,338)	724

Dividends received from subsidiaries		168,998	218,681	-	-

(Increase) decrease in current assets
Trade accounts receivable	6	-	-	(41,961)	113,538
Inventories	7	-	-	28,288	183,256
Recoverable taxes	8	5,654	(5,328)	(16)	18,099
Other receivables		1,560	(632)	12,581	(10,224)
Prepaid expenses	11	-	-	9,552	5,790

Increase (decrease) in current liabilities
Trade payables		68	83	19,811	(94,293)
Wages and employee benefits		10	43	34,112	(221)
Taxes payable		(23)	19	(9,037)	21,741
Income and social contribution taxes		-	-	2,017	6,088
Other payables		(434)	(1)	(1,509)	(40,829)

(Increase) decrease in long-term assets
Trade accounts receivable	6	-	-	7,016	(17,971)
Recoverable taxes	8	(12,415)	(4,515)	(12,824)	15,237
Amounts in escrow		-	(33)	(8,962)	(9,800)
Other receivables		-	-	226	481
Prepaid expenses	11	-	-	5,316	1,809

Increase (decrease) in long-term liabilities
Provision for contingencies		44	165	(19,324)	44,700
Other payables		-	(92)	(1,616)	(3,868)

Net cash provided by operating activities		176,183	208,058	488,000	378,793

Ultrapar Participações S.A. and Subsidiaries

Statements of cash flows - Indirect method

For the quarters ended June 30, 2010 and 2009

(In thousands of Reais)

		Parent		Consolidated
	Note	06/30/2010	06/30/2009	06/30/2010	06/30/2009

Cash flows from investing activities
Financial investments, net of redemptions		(36,761)	-	(161,888)	340,654
Disposal (acquisition) of investments, net	12	-	62,861	-	-
Cash of acquired subsidiaries		-	-	-	29,442
Capital contributions to subsidiaries	12	(200,000)	-	-	-
Capital reduction of subsidiaries		450,000	-	-	-
Acquisition of property, plan and equipment	13	-	-	(154,692)	(109,113)
Acquisition of intangible assets	14	-	-	(71,496)	(47,630)
Proceed on sale of property, plant and equipment		-	-	3,214	12,430

Net cash provided by (used in) investing activities		213,239	62,861	(384,862)	225,783

Cash flows from financing activities
Financing and debentures
Fund raising	16	-	1,174,524	1,088,970	1,315,629
Amortization	16	-	(1,256,974)	(241,359)	(1,435,274)
Payment of financial lease	16	-	-	(3,104)	(3,582)
Dividends paid		(46)	(118,462)	(175)	(122,339)
Acquisition of non-controlling interests		-	-	(28)	-
Related entities	9.a)	-	51,220	(847)	450

Net cash provided by (used in) financing activities		(46)	(149,692)	843,457	(245,116)

Effect of changes in exchange rates on cash and cash equivalents in foreign currency		-	-	(289)	(8,364)

Increase (decrease) in cash and cash equivalents		389,376	121,227	946,306	351,096

Cash and cash equivalents at the beginning of period	5	32,307	41,967	1,500,396	838,682

Cash and cash equivalents at the end of period	5	421,683	163,194	2,446,702	1,189,778

The accompanying notes are an integral part of these financial statements.

Ultrapar Participações S.A. and Subsidiaries

Statements of cash flows - Indirect method

For the six-month periods ended June 30, 2010 and 2009

(In thousands of Reais)

		Parent		Consolidated
	Note	06/30/2010	06/30/2009	06/30/2010	06/30/2009

Cash flows from operating activities
Net income for the period		315,560	179,138	315,560	179,138
Adjustments to concile net income to cash provided by operating activities
Equity in income of subsidiaries and affiliates	12	(314,896)	(223,797)	138	(39)
Depreciation and amortization		-	-	263,792	241,555
PIS and COFINS credits on depreciation		-	-	4,669	5,138
Expense with tanks removed		-	-	(2,810)	(1,470)
Interest, monetary and exchange rate changes		18,329	64,265	197,500	22,568
Deferred income and social contribution taxes	10.b)	52	(339)	63,752	(1,323)
Non-controlling interest in income		-	-	(1,910)	2,708
Income on sale of property, plant and equipment		-	-	1,774	(9,538)
Others		-	-	(727)	373

Dividends received from subsidiaries		287,988	222,281	-	-

(Increase) decrease in current assets
Trade accounts receivable	6	-	-	(12,665)	85,207
Inventories	7	-	-	(41,820)	346,015
Recoverable taxes	8	6,555	(15,289)	9,655	34,915
Other receivables		(815)	200	17,118	70,820
Prepaid expenses	11	-	-	(15,164)	(19,925)

Increase (decrease) in current liabilities
Trade payables		(9,810)	(144)	(204,473)	(197,604)
Wages and employee benefits		10	47	(9,299)	(37,578)
Taxes payable		(1,392)	(84)	27,493	27,515
Income and social contribution taxes		5	-	21,267	(4,044)
Other payables		(632)	(38)	(19,990)	(41,647)

(Increase) decrease in long-term assets
Trade accounts receivable	6	-	-	17,423	(8,340)
Recoverable taxes	8	(16,840)	(4,515)	(24,950)	11,132
Amounts in escrow		(15)	(57)	(24,233)	(16,786)
Other receivables		-	-	534	519
Prepaid expenses	11	-	-	5,655	2,515

Increase (decrease) in long-term liabilities
Provision for contingencies		85	165	(32,351)	52,413
Other payables		-	-	10,555	(3,484)

Net cash provided by operating activities		284,184	221,833	566,493	740,753

Ultrapar Participações S.A. and Subsidiaries

Statements of cash flows - Indirect method

For the six-month periods ended June 30, 2010 and 2009

(In thousands of Reais)

		Parent		Consolidated
	Note	06/30/2010	06/30/2009	06/30/2010	06/30/2009

Cash flows from investing activities
Financial investments, net of redemptions		(56,761)	(750,000)	(133,145)	450,663
Disposal (acquisition) of investments, net	12	-	62,861	-	(1,189,646)
Cash of acquired subsidiaries		-	-	-	29,442
Capital contributions to subsidiaries	12	(200,000)	(4,980)	-	-
Capital reduction of subsidiaries		450,000	-	-	-
Acquisition of property, plant and equipment	13	-	-	(328,608)	(213,123)
Acquisition of intangible assets	14	-	-	(110,226)	(65,672)
Proceed on sale of property, plant and equipment		-	-	7,673	21,179

Net cash provided by (used in) investing activities		193,239	(692,119)	(564,306)	(967,157)

Cash flows from financing activities
Financing and debentures
Fund raising	16	-	1,174,524	2,137,077	1,862,762
Amortization	16	-	(1,266,376)	(1,393,503)	(1,588,742)
Payment of financial lease	16	-	-	(6,401)	(6,822)
Dividends paid		(158,782)	(118,494)	(163,254)	(122,475)
Acquisition of non-controlling interest		-	-	(28)	-
Reduction of non-controlling interest		-	-	(11,369)	-
Related entities	9.a)	44,116	64,835	(2,617)	(248)

Net cash provided by (used in) financing activities		(114,666)	(145,511)	559,905	144,475

Effect of changes in exchange rates on cash and cash equivalents in foreign currency		-	-	(2,889)	(3,346)

Increase (decrease) in cash and cash equivalents		362,757	(615,797)	559,203	(85,275)

Cash and cash equivalents at the beginning of period	5	58,926	778,991	1,887,499	1,275,053

Cash and cash equivalents at the end of period	5	421,683	163,194	2,446,702	1,189,778

The accompanying notes are an integral part of these financial statements.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

1	Operations

Ultrapar Participações S.A. (“Company”), with headquarters in the City of São Paulo, engages in the investment of its own capital in commercial and industrial activities and related businesses, including the subscription or acquisition of shares of other companies.

Through its subsidiaries, it operates in the segments of liquefied petroleum gas - LPG distribution (“Ultragaz”), light fuel & lubricant distribution, and related business (“Ipiranga”), production and marketing of chemicals (“Oxiteno”), and provision of logistics services for liquid bulk cargo (“Ultracargo”). The Company also operates a petroleum refining business through its investment in Refinaria de Petróleo Riograndense S.A. (“RPR”).

2	First-time adoption of the new pronouncements issued by the Accounting Pronouncements Committee (“CPC”)

Pursuant to the requirements of the article 2, paragraph II, of CVM Resolution 603/09, the Company is restating the interim financial information for the 2nd quarter of 2010 in accordance with the pronouncements issued in 2009 and 2010.

In order to bring about convergence of the Brazilian accounting rules and the International Financial Reporting Standards (“IFRS”), during the years 2009 and 2010 the Brazilian Securities and Exchange Commission (“CVM”) issued several resolutions approving the CPC pronouncements and established new accounting standards applicable to Brazil, effective 2010 (“New BR GAAP”).

2.1	Transition basis for the adoption of the new CPC pronouncements

The transition date elected by the Company for the application of the New BR GAAP was January 1, 2009, date on which the Company and its subsidiaries prepared its opening balance sheet in accordance with the pronouncements of the New BR GAAP. The interim financial statements as of June 30, 2010, as well as 2009 information included therein, are being restated according to the New BR GAAP, as described in Note 3.

The Company’s individual and consolidated financial statements for the year ended December 31, 2010 will be the first annual financial statements under the New BR GAAP.

On the transition date, the Company applied CPC 43 (First-Time Adoption of CPC Technical Pronouncements 15 to 40), which establishes the steps to be followed for the adoption of the new pronouncements.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

With the purpose of making the financial statements under New BR GAAP equivalent to financial statements under IFRS, CPC 43 defines as the first step for the adoption of the new pronouncements the application of CPC 37 (First-Time Adoption of International Accounting Standards) – equivalent to IFRS 1 (First-Time Adoption of IFRS) – which provides exceptions to and optional exemptions from the retrospective application of the accounting standards.

The Company has applied certain optional exemptions with regard to the full retrospective application of the standards, as summarized below:

a.	Exemption related to business combination before the transition date

The Company and its subsidiaries opted for the exemption related to business combinations; accordingly, business combinations that occurred before January 1, 2009 were not restated. The main business combinations performed by the Company before the transition date were the acquisitions of Ipiranga in 2007 and União Terminais in 2008.

As permitted by CPC 37, the Company and its subsidiaries extended this exemption to acquisitions of interests in subsidiaries and joint ventures, which were not restated in the opening balance sheet as well. The main acquisition of joint venture before the transition date was the acquisition of RPR in 2007.

b.	Exemption related to changes in existing decommissioning, restoration and similar liabilities included in the cost of property, plant and equipment

For New BR GAAP purposes, the Company and its subsidiaries identified the need to include in property, plant and equipment the estimated cost to remove, for decommissioning or restoration purposes, Ipiranga’s underground fuel tanks located at Ipiranga-branded gas stations.

Using the exemption permitted by the standard, Ipiranga did not calculate the removal cost of the tanks existing on January 1, 2009 based on the costs at the acquisition time of the respective tanks for recognition in property, plant and equipment. The amount added to the acquisition cost of the tanks in property, plant and equipment was obtained based on the estimated removal cost as of January 1, 2009, which was discounted to the date of acquisition of each tank and then depreciated up to the transition date.

c.	Exemption related to the capitalization of borrowing costs

Regarding borrowing costs incurred before January 1, 2009 and capitalized according to the prior accounting standards, the Company and its subsidiaries opted for the exemption that allows such costs to be written off in the opening balance sheet against retained earnings, instead of recalculating them on a retroactive basis according to the new rules applicable to the capitalization of borrowing costs.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

d.	Exemption related to deemed cost

When recording the initial balance of property, plant and equipment upon the first-time adoption of CPC 27 (Property, Plant and Equipment) and ICPC 10 (Interpretation of the First-Time Adoption of Pronouncements CPCs 27, 28, 37 and 43 to Property, Plant and Equipment and Investment Property), the Company and its subsidiaries chose not to revise the historical costs of items of property, plant and equipment and not to use the deemed cost, as set forth in paragraphs 20 to 29 of ICPC 10.

2.2	Conciliation between previous GAAP and New BR GAAP

Shareholders’ equity	June 30, 2010	June 30, 2009

Shareholders’ equity under previous GAAP	5,153,138	4,829,816

Adoption of New BR GAAP effects:
a) Recognition of provision for assets retirement obligation	(37,940)	(37.431)
b) Measurement of property, plant and equipment:
b.1) Borrowing costs capitalization	(25,689)	(28.228)
b.2) Recognition of inflation 1996/1997	14,127	16.098
c) Write-off of investments in progress	(21,513)	(21.223)
d) Recognition of provision for contingencies	(8,244)	(7.539)
e) Business Combination –Texaco acquisition	(63,991)	(41.138)
f) Loyalty program	(10,915)	-
g) Other effects, net	3,445	1.963
h) Deferred income and social contribution taxes	44,442	60.622
Total	(106,278)	(56.876)

Shareholders’ equity, excluding non-controlling interest in subsidiaries	5,046,860	4.772.940

i) Non-controlling interest in subsidiaries in the shareholders´equity	21,723	38.088

Shareholders’ equity under New BR GAAP	5,068,583	4,811,028

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

Net income	Semester ended June 30, 2010	Semester ended June 30, 2009

Net income under previous GAAP	336,531	184,481
Adoption of New BR GAAP effects:
a) Recognition of provision for assets retirement obligation	67	(658)
b) Measurement of property, plant and equipment:
b.1) Borrowing costs capitalization	1,730	1,844
b.2) Recognition of inflation 1996/1997	(490)	(1,376)
c) Write-off of investments in progress	(121)	(223)
d) Recognition of provision for contingencies	(339)	(349)
e) Business Combination –Texaco acquisition	(14,181)	(10,337)
f) Loyalty program	(989)	-
g) Other effects, net	1,966	3,003
h) Deferred income and social contribution taxes	(8,614)	2,753
Total	(20,971)	(5,343)

Net income, excluding non-controlling interest in subsidiaries	315,560	179,138

i) Non-controlling interest in subsidiaries in the net income	(1,910)	2,708

Net income under New BR GAAP	313,650	181,846

The notes below describe the main effects resulting from the adoption of the New BR GAAP:

a.	Recognition of provision for removal of fuel tanks (asset retirement obligation - ARO)

Under the prior accounting standards, there was no requirement to recognize a provision for the liability to remove Ipiranga’s fuel tanks located at Ipiranga-branded gas stations. The Company recognized amounts related to the removal and write-off of tanks as an expense as incurred.

For New BR GAAP purposes, a provision must be recognized for the removal of assets when there is a legal or constructive obligation. The Company has identified that such provision is required for Ipiranga’s underground fuel tanks. Therefore, a provision was recognized in the amount of the costs estimated to remove the tanks existing on January 1, 2009 (see Note 2.1.b).

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

b.	Measurement of property, plant and equipment

b.1) Under the prior accounting practices, subsidiaries capitalized just borrowing costs with specific destination related to the acquisition and construction of qualifying assets. After January 1, 2009, subsidiaries started to capitalize also borrowing costs without specific destination related to the acquisition and construction of qualifying assets, based on a weighted average rate of borrowing costs prevailing in each period, according to CPC 20 (Borrowing Costs). Borrowing costs capitalized in accordance with the prior accounting practices were written off in the opening balance sheet (see Note 2.1.c).

b.2) Hyperinflationary economy accounting, according to the prior accounting practices, was applied until December 31, 1995. Under the international standards applicable to the New BR GAAP, the Brazilian economy was qualified as a hyperinflationary economy in the years 1996 and 1997.

c.	Write-off of investments in progress

For the prior accounting practices purposes, the Company capitalized the following items:

•  Sundry expenses incurred for Texaco acquisition, which were integrated into goodwill; and

•  Expenses on the Comperj project, which is related to the future development of a joint business with other companies for the construction of a petrochemical complex.

For New BR GAAP purposes, the expenses described above do not meet the conditions for capitalization and must be recognized in income when incurred.

d.	Recognition of provisions for contingencies

For New BR GAAP purposes, a provision for contingencies is recognized when the probability that an obligation exists exceeds 50%, while, under the prior accounting practices, a provision was recognized when the likelihood of loss was deemed probable.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

e.	Business combination - Texaco acquisition

On April 1, 2009, through its subsidiary Sociedade Brasileira de Participações Ltda., the Company acquired Chevron Brasil Ltda. and Sociedade Anônima de Óleo Galena Signal for an amount of R$ 1,355,509. This acquisition allowed an expansion of the Company’s fuel and lubricant distribution business to the Central-West, Northeast and North Regions of Brazil and an increase in its operating scale, which resulted in benefits for the Company and its resellers, customers, consumers and community.

For the prior accounting practices purposes, the assets and liabilities of acquired entities were recorded at book value. Goodwill was equal to the difference between the price paid, including sundry expenses incurred, and the net book value of the assets. Goodwill was broken down into R$ 398,985, based on expected future profitability, and R$ 344,418, based on the difference between the market value and the book value of the assets.

For New BR GAAP purposes, the fair value of the assets and liabilities acquired has been determined. Acquisition cost has been allocated between the identified assets acquired and liabilities assumed, recognized at fair value. Intangible assets which had not been recognized in the books of the acquired entity were taken into account during identification of assets and liabilities. Sundry expenses incurred were recognized as incurred and were not part of acquisition cost.

The table below summarizes the estimates of fair values of the assets acquired and liabilities assumed on completion of the acquisition:

R$

Current assets	625,000
Non-current assets	1,132,485
Goodwill	177,759
Total assets acquired and goodwill	1,935,244

Current liabilities	311,869
Non-current liabilities	267,866

Net assets	1,355,509

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

Goodwill recorded under prior accounting practices	398,985
Deferred taxes effects on goodwill	(134,658)
Goodwill recorded under prior accounting practices, net of deferred taxes effects	264,327
Goodwill difference between New BR GAAP and prior accounting practices	(86,568)
Goodwill recorded under New BR GAAP	177,759

Difference between the market value and the carrying value of the assets (treated similarly between prior accounting practices and New BR GAAP)	344,418

f.	Loyalty Program

Since March 2009, Ipiranga has a loyalty program called ‘Km de Vantagens’ that rewards registered customers with points when they buy products at Ipiranga gas stations. The customer may exchange the points for discounts on products and services offered by Ipiranga’s partners.

Under the prior accounting practices, charges under the program for which Ipiranga was liable (those related to Multiplus Fidelidade partner) were recognized as incurred.

For New BR GAAP purposes, points received by Ipiranga’s customers for buying products at the gas station chain that may be used in Multiplus Fidelidade are considered as part of the sales revenue based on the fair value of the points granted. Revenue is deferred based on the expected redemption of points, and is recognized in income when the points are redeemed, on which occasion the charges incurred are also recognized in income. Deferred revenue of unredeemed points is recognized in income when the points expire.

g.	Other effects, net

Other effects include amounts that, whether individually or jointly, are immaterial.

h.	Deferred income and social contribution taxes

Deferred income and social contribution taxes represent the effects of the matters addressed in items (a) to (g) above.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

i.	Presentation of non-controlling interests in subsidiaries

Under the prior accounting practices, non-controlling interests in subsidiaries were presented separately from shareholders’ equity and deducted from net income in the consolidated financial statements.

For New BR GAAP purposes, non-controlling interests in subsidiaries are presented as part of consolidated shareholders’ equity and net income.

Furthermore, for consistency with the New BR GAAP and for a better presentation of the financial statements, certain reclassifications between accounts were made in the balance sheet, in the statement of income and in the statement of cash flows, which had been previously published.

3	Representation of interim financial statements and summary of main accounting practices

The  interim financial statements were prepared according to the New BR GAAP, which includes the Brazilian Corporate Law, the standards, guidelines and interpretations issued by the Brazilian Accounting Standards Committee and the rules issued by the CVM, including the CPC’s issued in 2009 and 2010, which are applicable in 2010 (see Note 2).

The Company’s financial statements prepared under the New BR GAAP have only one difference from the IFRS, as expressly permitted by CPC 43, relating to the deferred charges accounted for by the Company, which, on the date of adoption of IFRS, were written off in the opening balance sheet, and the respective amortization was reversed in the subsequent periods (see Note 3.i).

The following is a summary of significant accounting practices followed in the preparation of the financial statements:

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

a.	Recognition of income

Income is recognized on the accrual basis. Revenues from sales and costs are recognized as income when all risks and benefits associated with the products are transferred to the purchaser. Revenues from services provided and their costs are recognized as income when the services are performed. Costs of products sold and services provided include goods (mainly fuels/lubricants and LPG), raw materials (chemicals and petrochemicals) and production, distribution, storage and filling costs.

b.	Cash equivalents

Include short-term highly-liquid investments that are readily convertible into a known amount of cash and are subject to an insignificant risk of change in value. See Note 5 for further detail on cash equivalents of the Company and its subsidiaries.

c.	Financial instruments

In accordance with Resolution CVM 604/09, the financial instruments of the Company and its subsidiaries were classified into the following categories:

•
Measured at fair value through income: financial assets held for trading, that is, purchased or created primarily for the purpose of sale or repurchase in the short term, and derivatives. Changes in fair value are recorded as income, and the balances are stated at fair value.

•
Held to maturity: non-derivative financial assets with fixed payments or determinable payments, with fixed maturities for which the entity has the positive intent and ability to hold to maturity. The interest earned is recorded as income, and balances are stated at acquisition cost plus the interest earned.

•
Available for sale: non-derivative financial assets that are designated as available for sale or that were not classified into other categories. The interest earned is recorded as income, and the balances are stated at fair value. Differences between fair value and acquisition cost plus the interest earned are recorded in a specific account of the shareholders’ equity. Gains and losses recorded in the shareholders’ equity are included in income, in case of prepayment.

•
Loans and receivables: non-derivative financial instruments with fixed or determinable payments or receipts, not quoted in active markets, except: (i) those which the entity intends to sell immediately or in the short term and which the entity classified as measured at fair value through income; (ii) those classified as available for sale; or (iii) those the holder of which cannot substantially recover its initial investment for reasons other than credit deterioration. The interest earned is recorded as income, and balances are stated at acquisition cost plus the interest earned.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

The Company and its subsidiaries designate certain derivative financial instruments used to hedge against changes in interest rates and variations in the exchange rate as cash flow hedge. In the case of derivatives designed to hedge cash flows against changes caused by the variation in interest rates, the difference between the fair value of the financial instrument and its updated cost is recognized as a valuation adjustment in the shareholders’ equity, not affecting the income statement of the Company and its subsidiaries. In the case of foreign exchange derivatives designated by subsidiary RPR for hedge of future cash flows, the effect of variation in the derivative is posted to the valuation adjustment in shareholders’ equity until the time when the hedged item affects the income statement. The difference between the fair value of the derivative and updated cost is recognized directly in income of the subsidiary. Gains and losses recorded in the shareholders’ equity are included in income, in case of financial instruments prepayment.

The Company and its subsidiaries designate derivative financial instruments used to compensate variations due to changes in interest rates in the market value of contracted debt in Reais as fair value hedge. Such variations, as well as the difference between the derivative financial instrument fair value and its updated cost, are recognized in the income.

For further detail on financial instruments of the Company and its subsidiaries, see Notes 5, 16, and 23.

d.	Current and non-current assets

The trade accounts receivable are recorded at the amount billed, adjusted to the present value if applicable, including all direct taxes of the Company and its subsidiaries.

Allowance for doubtful accounts is calculated based on estimated losses and is set at an amount deemed by management to be sufficient to cover any loss on realization of accounts receivable.

Inventories are stated at the lower of average acquisition or production cost, and replacement cost or market value.

The other assets are stated at the lower of cost and realizable value, including, if applicable, the interest earned, monetary changes and changes in exchange rates incurred or less a provision for loss and, if applicable, adjustment to present value (see Note 3.r).

e.	Investments

Investments in subsidiaries are valued by the equity method of accounting.

Investments in companies in which management has a significant influence or in which it holds 20% or more of the voting stock, or that are part of a group under common control are also accounted for the equity method of accounting (see Note 12).

The other investments are stated at acquisition cost less provision for loss, unless the loss is considered temporary.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

f.	Property, plant and equipment

Recorded at acquisition or construction cost, including financial charges incurred on property, plant and equipment under construction, as well as significant maintenance costs resulting from scheduled plant outages. Property, plant and equipment acquired before December 31,1997 are adjusted for inflation as of that date, as mentioned in Note 2.2.b).

Depreciations are calculated using the straight-line method, for the periods mentioned in Note 13, taking into account the economic life of the assets, as periodically revised in accordance with ICPC 10 and applied on January 1, 2010. The methodology applied by the independent valuer took into account the economic or technical life estimated by the manufacturer, based on ideal project conditions, adjusted by determinant reduction factors of service and maintenance conditions inherent to the analyzed groups of assets. The following groups were subject to revision:

	Weighted average term of depreciation	Weighted average term of depreciation
	(years) - previous	(years) - revised

Buildings	25	25
Leasehold improvements	14	11
Machinery and equipment	10	11
Light fuel/lubricant distribution equipment and facilities	10	14
LPG tanks and bottles	10	13
Vehicles	5	9
IT equipment	5	5

Leasehold improvements are depreciated over the shorter of the contract term and useful/economic life of the property.

g.	Financial leases

•           Finance leases

Certain financial lease contracts transfer substantially all the risks and benefits associated with the ownership of an asset to the Company and its subsidiaries. These contracts are characterized as finance leases, and assets thereunder are stated at fair value or, if lower, present value of the minimum payments under the relevant contracts. The items recognized as assets are depreciated at the depreciation rates applicable to each group of assets in accordance with Note 13. Financial charges under the finance lease contracts are allocated to income over the contract term, based on the amortized cost and actual interest rate method (see Note 16.g).

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

•           Operating leases

Are lease transactions where the risks and benefits associated with the ownership of the asset are not transferred and where the purchase option at the end of the contract is equivalent to the market value of the leased asset. Payments made under an operating lease contract are recognized as expenses in the income statement on a straight-line basis over the term of the lease contract, in accordance with Note 24.d).

h.	Intangible assets

Intangible assets include assets acquired by the Company and its subsidiaries from third parties, according to the following criteria (see Note 14):

•  Goodwill is carried at the original value net of income and social contribution taxes less accumulated amortization as of December 31, 2008, when it ceased to be amortized. Goodwill generated as from January 1, 2009 is shown as intangible asset corresponding to the positive difference between the amount paid or payable to the seller and the fair value of the assets and liabilities of the acquired entity, and tested annually to verify the existence of probable losses (impairment). In accordance with CPC 15, goodwill is allocated to the respective cash generating units for impairment testing purposes.

•  Bonus expenses as provided in Ipiranga’s agreements with reseller gas stations and major consumers are recorded when incurred and amortized according to the term of the agreement.

•  Other intangible assets acquired from third parties, such as software, technology and commercial property rights, are measured at the total acquisition cost less accumulated amortization expenses.

The Company and its subsidiaries do not have intangible assets that were created internally or that have an indefinite useful life.

i.	Deferred charges

Deferred charges include restructuring costs incurred up to December 31, 2008, that will produce benefits in future years (see Note 15). As permitted by the CPC 43, the Company and its subsidiaries decided to maintain the balances existing as of December 31, 2008 until they are fully amortized and, therefore, the financial statemets under New BR GAAP contain this temporary difference in relation to IFRS.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

j.	Current and non-current liabilities

Current and noncurrent liabilities are stated at known or calculable amounts plus, if applicable, related charges, monetary changes and changes in exchange rates incurred until the date of the interim financial statements. When applicable the current and noncurrent liabilities are recorded in present value based on interest rates that reflect the term, currency and risk of each transaction. Transaction costs incurred and directly attributable to the activities necessary only to accomplish the transactions in order to raise funds through contracting debt or loans or by issuing debt bonds, as well as premiums in the issuance of debentures and other debt or equity instruments, are appropriated to their instrument and amortized to income over their term.

k.	Income and social contribution taxes on profit

Current and deferred income tax (IRPJ) and social contribution (CSLL) are calculated based on the current rates of income tax and social contribution on profit, including the value of tax incentives, as stated in Note 10.b).

l.	Assets retirement obligation – fuel tanks

This provision corresponds to the legal obligation to remove Ipiranga’s underground fuel tanks located at Ipiranga-branded gas stations after a certain period. The estimated amount of the obligation to remove this fuel tank is recorded as a liability when the tanks are installed. The amount is recorded in assets and depreciated over the respective useful life of the tanks. The amounts recognized as a liability are adjusted until the respective tank is removed. The estimated removal cost is revised periodically.

m.	Provision for contingencies

The provision for contingencies is created for contingent risks with a probable chance of loss (more-likely-than-not) in the opinion of managers and internal and external legal counsel, and the values are recorded based on evaluation of the outcomes of the legal proceedings (see Note 24.a).

n.	Actuarial obligation for post-employment benefits

Reserves for actuarial liabilities for post-employment benefits granted and to be granted to employees, retirees, and pensioners are based on an actuarial calculation prepared by an independent actuary, using the projected unit credit method, as described in Note 25.b).

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

o.	Basis for translating interim financial statements of foreign-based subsidiaries

Assets and liabilities of the subsidiaries Oxiteno México S.A. de C.V. and its subsidiaries, located in Mexico (functional currency: Mexican Peso), and Oxiteno Andina, C.A., located in Venezuela (functional currency: Bolivares Fortes), denominated in currencies other than that of the Company (functional currency: Real), are translated at the exchange rate in effect on the date of the interim financial statements. Gains and losses resulting from changes in these foreign investments are directly recognized in the shareholders’ equity as cumulative translation adjustments and will be recognized as income if these investments are disposed of. The recorded balance in the shareholders’ equity as cumulative translation adjustments as of June 30, 2010 was R$ 19,708 of exchange rate loss (R$ 19,047 loss as of March 31, 2010).

Assets and liabilities of the other foreign subsidiaries, which do not have autonomy, are considered activities of their investor and are translated at the exchange rate in effect by the end of the respective period. Gains and losses resulting from changes in these foreign investments are directly recognized as financial income. The gain recognized as income as of June 30, 2010 amounted to R$ 860 (R$ 6,993 loss as of June 30, 2009).

p.	Use of estimates

The preparation of interim financial statements requires the Company’s management to make estimates and assumptions that affect the values of assets and liabilities presented as of the date of the interim financial statements, as well as the values of revenues, costs and expenses for the periods presented. Although these estimates are based on the best information available to management about present and future events, the actual results may differ from these estimates.

q.	Impairment of assets

The Company reviews, at least annually, the carrying value of assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use or disposal. In cases where future expected cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of these assets. The factors considered by the Company in performing this assessment include current operating results, trends, and prospects, as well as the effects of obsolescence, demand, competition, and other economic factors. No impairment was recorded in the abovementioned periods.

r.	Adjustment to present value

The subsidiaries booked the adjustment to present value of ICMS credit balances on property, plant and equipment (CIAP – see Note 8). The Company and its subsidiaries reviewed all items classified as long-term and, where relevant, short-term assets and liabilities and did not identify the need to adjust other balances to present value.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

4	Principles of consolidation and investments in affiliates

The consolidated interim financial statements were prepared following the basic principles of consolidation established by the Brazilian Corporate Law and CVM rules, including the following direct and indirect subsidiaries:

		% interest in the share capital Jun. 30, 2010		% interest in the share capital Mar. 31, 2010
	Location	Direct control	Indirect control	Direct control	Indirect control

Ultracargo - Operações Logísticas e Participações Ltda.	Brazil	100	-	100	-
Terminal Químico de Aratu S.A. – Tequimar	Brazil	-	99	-	99
Transultra - Armazenamento e Transporte Especializado Ltda.	Brazil	-	100	-	100
Petrolog Serviços e Armazéns Gerais Ltda.	Brazil	-	100	-	100
AGT – Armazéns Gerais e Transportes Ltda.	Brazil	-	100	-	100
União Vopak Armazéns Gerais Ltda. (*)	Brazil	-	50	-	50
Ultracargo Argentina S.A.	Argentina	-	100	-	100
Melamina Ultra S.A. Indústria Química	Brazil	-	99	-	99
Oxiteno S.A. Indústria e Comércio	Brazil	100	-	100	-
Oxiteno Nordeste S.A. Indústria e Comércio	Brazil	-	99	-	99
Oxiteno Argentina Sociedad de Responsabilidad Ltda.	Argentina	-	100	-	100
Oleoquímica Indústria e Comércio de Produtos Químicos Ltda.	Brazil	-	100	-	100
Barrington S.L.	Spain	-	100	-	100
Oxiteno México S.A. de C.V.	Mexico	-	100	-	100
Oxiteno Servicios Corporativos S.A. de C.V.	Mexico	-	100	-	100
Oxiteno Servicios Industriales S.A. de C.V.	Mexico	-	100	-	100
Oxiteno USA LLC	United States	-	100	-	100
Global Petroleum Products Trading Corp. (**)	Virgin Islands	-	100	-	100
Oxiteno Overseas Corp.	Virgin Islands	-	100	-	100
Oxiteno Andina, C.A.	Venezuela	-	100	-	100
Oxiteno Europe SPRL	Belgium	-	100	-	100
U.A.T.S.P.E. Empreendimentos e Participações Ltda.	Brazil	-	100	-	100
Empresa Carioca de Produtos Químicos S.A.	Brazil	-	100	-	100
Ipiranga Produtos de Petróleo S.A.	Brazil	100	-	100	-
am/pm Comestíveis Ltda.	Brazil	-	100	-	100
Centro de Conveniências Millennium Ltda.	Brazil	-	100	-	100
Conveniência Ipiranga Norte Ltda.	Brazil	-	100	-	100
Ipiranga Trading Limited	Virgin Islands	-	100	-	100
Tropical Transportes Ipiranga Ltda.	Brazil	-	100	-	100
Ipiranga Imobiliária Ltda.	Brazil	-	100	-	100
Ipiranga Logística Ltda.	Brazil	-	100	-	100
Maxfácil Participações S.A. (*)	Brazil	-	50	-	50
Isa-Sul Administração e Participações Ltda.	Brazil	-	100	-	100
Companhia Ultragaz S.A.	Brazil	-	99	-	99
Bahiana Distribuidora de Gás Ltda.	Brazil	-	100	-	100
Utingás Armazenadora S.A.	Brazil	-	56	-	56
LPG International Inc.	Cayman Islands	-	100	-	100
Imaven Imóveis Ltda.	Brazil	-	100	-	100
Sociedade Anônima de Óleo Galena-Signal	Brazil	-	100	-	100
Oil Trading Importadora e Exportadora Ltda.	Brazil	-	100	-	100
SERMA - Ass. dos usuários equip. proc. de dados	Brazil	-	100	-	100
Refinaria de Petróleo Riograndense S.A. (*)	Brazil	33	-	33	-

(*)        Proportionate consolidation, as specified in Article 32 of Instruction CVM 247/96.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

In June 2010, in order to simplify the corporate structure and facilitate the sale of the in-house logistics, solid bulk storage and road transportation businesses (see Note 29) the subsidiary Terminal Químico de Aratu S.A. – Tequimar (“Tequimar’) became the parent company of Transultra - Armazenamento e Transporte Especializado Ltda. (“Transultra”).

Investments of one company in the other, balances of asset and liability accounts and revenues and expenses were eliminated, as well as the effects of transactions conducted between the companies. The non-controlling interest by subsidiaries is indicated in the interim financial statements.

5	Financial assets

Financial assets, excluding cash and banks, are substantially represented by money invested: (i) in Brazil, in debentures, certificates of deposit of first-rate financial institutions linked to the Interbank Certificate of Deposit (CDI) and in Federal government bonds; (ii) abroad, in certificates of deposits of first-rate financial institutions and in short-term investment funds with a portfolio composed of bonds issued by the U.S. Government; and (iii) currency and interest rate hedging instruments.

•	Cash and cash equivalents

Cash and cash equivalents are considered: (i) the balances of cash and banks, and (ii) short-term investments, highly liquid, readily convertibles to a known amount of cash and which are subject to an insignificant risk of value change.

	Parent		Consolidated

	06/30/2010	03/31/2010	06/30/2010	03/31/2010

Cash and banks
In local currency	243	-	65,061	65,783
In foreign currency	-	-	20,286	15,086

Financial investments
In local currency
Fixed-income securities and funds	421,440	32,307	2,361,355	1,419,527

Total cash and cash equivalents	421,683	32,307	2,446,702	1,500,396

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

•	Financial Investments

Financial assets that are not considered cash and cash equivalents are considered as financial investments.

	Parent		Consolidated

	06/30/2010	03/31/2010	06/30/2010	03/31/2010

Financial investments
In local currency
Fixed-income securities and funds	56,761	20,000	352,862	189,649

In foreign currency
Fixed-income securities and funds	-	-	212,623	215,042

Income from currency and interest rate hedging instruments (a)	-	-	15,111	14,017

Total of financial investments	56,761	20,000	580,596	418,708

Current	56,761	20,000	571,368	411,515

Non-current	-	-	9,228	7,193

(a)   Accumulated gains, net of income tax (see Note 23).

The financial assets of the Company and its subsidiaries, except cash and banks, were classified, according to their characteristics and the Company’s intention, into: (i) measured at fair value through income; (ii) held to maturity; and (iii) available for sale, as shown on the table below.

	Consolidated

	06/30/2010	03/31/2010

Measured at fair value through income	2,376,466	1,433,544
Held to maturity	7,193	7,193
Available for sale	558,292	397,498

Financial assets, except cash and banks	2,941,951	1,838,235

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

6	Trade accounts receivable (Consolidated)

	06/30/2010	03/31/2010

Domestic customers	1,518,585	1,481,623
Customer financing - Ipiranga	185,282	192,071
Foreign customers	114,018	107,507
(-) Allowance for doubtful accounts	(118,341)	(116,601)
	1,699,544	1,664,600

Current	1,630,948	1,588,988

Non-current	68,596	75,612

Customer financing is provided for renovation and upgrading of service stations, purchase of products, and development of the fuel and lubricant distribution market.

Movements in the allowance for doubtful accounts are as follows:

Balance as of March 31, 2010	116,601
Additions	4,273
Write-offs	(2,533)
Balance as of June 30, 2010	118,341

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

7	Inventories (Consolidated)

	06/30/2010			03/31/2010

	Cost	Provision for loss	Net balance	Cost	Provision for loss	Net balance

Finished goods	218,918	(14,470)	204,448	181,302	(13,164)	168,138
Work in process	2,746	-	2,746	3,322	-	3,322
Raw materials	117,413	(45)	117,368	127,478	(74)	127,404
Liquefied petroleum gas (LPG)	25,423	-	25,423	22,055	-	22,055
Fuels, lubricants and greases	520,885	(672)	520,213	557,590	(837)	556,753
Consumable materials and bottles for resale	37,594	(979)	36,615	36,797	(970)	35,827
Advances to suppliers	68,123	-	68,123	86,677	-	86,677
Properties for resale	49,588	-	49,588	11,781	-	11,781
	1,040,690	(16,166)	1,024,524	1,027,002	(15,045)	1,011,957

Movements in the provision for loss are as follows:

Balance as of March 31, 2010						15,045
Additions						1,121
Balance as of June 30, 2010						16,166

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

8	Recoverable taxes

Are substantially represented by credit balances of Tax on Goods and Services (ICMS), Taxes for Social Security Financing (COFINS), Employee’s Profit Participation Program (PIS), and Income and Social Contribution Taxes (IRPJ and CSLL).

	Parent		Consolidated

	06/30/2010	03/31/2010	06/30/2010	03/31/2010

IRPJ and CSLL	65,650	58,889	130,449	122,955
ICMS	-	-	226,789	232,686
Provision for ICMS losses (*)	-	-	(62,859)	(70,024)
Adjustment to present value of ICMS on property, plant and equipment - CIAP (see Notes 3.r)	-	-	(3,614)	(3,996)
PIS and COFINS	21	21	79,290	78,104
Value-Added Tax (IVA) on the subsidiaries Oxiteno Mexico S.A. de C.V. and Oxiteno Andina, C.A.	-	-	9,610	7,484
IPI	-	-	3,435	2,741
Others	20	20	5,747	5,676
Total	65,691	58,930	388,847	375,626

Current	31,690	37,344	310,506	310,490

Non-current	34,001	21,586	78,341	65,136

(*)	The provision for ICMS losses relates to credit balances that the subsidiaries estimate to be unable to offset in the future.

Movements in the provision for ICMS losses are as follows:

Balance as of March 31, 2010	70,024
Additions	525
Write-offs	(7,690)
Balance as of June 30, 2010	62,859

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

9	Related parties

a.	Related companies

	Parent
	Debentures	Financial income
	Assets

Ipiranga Produtos de Petróleo S.A.	770,674	48,626

Total as of June 30, 2010	770,674	48,626

Total as of March 31, 2010	750,000

Total as of June 30, 2009		26,929

	Consolidated
	Loans		Commercial transactions

	Assets	Liabilities	Receivable	Payable

Braskem S.A.	-	-	-	8,402
Copagaz Distribuidora de Gas Ltda.	-	-	147	-
Liquigás Distribuidora S.A.	-	-	354	-
Oxicap Indústria de Gases Ltda.	9,654	-	-	1,174
Petróleo Brasileiro S.A. – Petrobras	-	-	-	240,250
Quattor Química S.A.	-	-	-	7,776
Química da Bahia Indústria e Comércio S.A.	-	3,195	-	-
Refinaria de Petróleo Riograndense S.A.(*)	-	-	-	8,597
SHV Gás Brasil Ltda.	-	-	164	-
Other	520	826	46	-

Total as of June 30, 2010	10,174	4,021	711	266,199

Total as of March 31, 2010	9,376	4,071	829	251,058

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

	Consolidated
	Transactions

	Sales	Purchases

Braskem S.A.	7,370	330,434
Copagaz Distribuidora de Gas Ltda.	1,933	-
Liquigás Distribuidora S.A.	2,684	-
Oxicap Indústria de Gases Ltda.	3	6,527
Petróleo Brasileiro S.A. – Petrobras	60,497	12,075,618
Quattor Química S.A.	9,626	82,537
Refinaria de Petróleo Riograndense S.A. (*)	-	422,983
Servgás Distribuidora de Gas S.A.	559	-
SHV Gás Brasil Ltda.	1,094	-

Total as of June 30, 2010	83,766	12,918,099

Total as of June 30, 2009	51,332	10,629,129

(*)	Relates to the non-eliminated portion of the transactions between RPR and Ipiranga Produtos de Petróleo S.A. (“IPP”), since RPR is proportionally consolidated and IPP is fully consolidated.

Purchase and sale transactions relate substantially to the purchase of raw materials, inputs, transportation and storage services based on arm’s length market prices and terms with customers and suppliers with comparable operational performance. Borrowing agreements are for an indeterminate period and do not contain interest clauses. In the opinion of the Company’s management, transactions with related parties are not subject to settlement risk, which is why no allowance for doubtful accounts or collaterals are provided. Collaterals provided by the Company in borrowings and financing of subsidiaries and affiliates are mentioned in Note 16.i.) The transactions of the Company and its subsidiaries related to post-employment benefits are described in Note 25.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

b.	Key management personnel - Compensation (Consolidated)

As of June 30, 2010, the Company and its subsidiaries recorded expenses for compensation of its key personnel (Company’s directors and designated officers) in the amount of R$ 14,986 (R$ 11,049 as of June 30, 2009). Out of this total, R$ 13,215 relates to short-term compensation (R$ 10,075 as of June 30, 2009), R$ 1,178 to compensation in stock (R$ 686 as of June 30, 2009) and R$ 593 (R$ 288 as of June 30, 2009) to post-employment benefits.

c.	Stock compensation plan

At a Special General Meeting held on November 26, 2003, a benefit plan was approved for managers of the Company and its subsidiaries, which provides: (i) initial award of beneficial ownership of shares issued by the Company held in treasury by the subsidiaries at which the beneficiary managers are employed; and (ii) transfer of title to the shares within five to ten years after the initial award, subject to continuation of employment of the beneficiary manager with the Company and its subsidiaries. The total amount awarded to executives as of June 30, 2010, including tax charges, was R$ 29,562 (R$ 29,562 as of March 31, 2010). Such amount is being amortized over a period of five to ten years after the award, and amortization for the period ended in June 30, 2010 in the amount of R$ 2,190 (R$ 1,018 as of June 30, 2009) was recorded as operating expense for the year. The values of the awards were determined on the date of award based on the market value of these shares on the BM&FBovespa.

The chart below summarizes the information on the shares awarded to executives of the Company:

Date of award	Restricted shares awarded	Market value of shares (in R$)	Total compensation costs, including taxes	Accumulated compensation costs recorded	Accumulated compensation costs not recorded

December 15, 2009	62,500	83.00	7,155	(709)	6,446
October 7, 2008	174,000	39.97	9,593	(2,851)	6,742
December 12, 2007	40,000	64.70	3,570	(1,566)	2,004
November 9, 2006	51,800	46.50	3,322	(1,218)	2,104
December 14, 2005	23,400	32.83	1,060	(487)	573
October 4, 2004	41,975	40.78	2,361	(1,358)	1,003
December 17, 2003	59,800	30.32	2,501	(1,647)	854
	453,475		29,562	(9,836)	19,726

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

10	Income and social contribution taxes

a. Deferred income and social contribution taxes

The Company and its subsidiaries recognize tax credits and debits, which are not subject to limitation periods, resulting from tax losses, temporary additions, negative tax bases and revaluation of property, plant and equipment, among others. Credits are sustained by the continued profitability of their operations. Deferred income tax and social contribution are recorded under the following categories:

	Parent		Consolidated

	06/30/2010	03/31/2010	06/30/2010	03/31/2010

Assets - Deferred income and social contribution taxes on:
Provision for loss of assets	-	-	25,012	23,972
Provisions for contingencies	176	161	54,858	57,380
Provision for post-employment benefit (see Note 25.b)	-	-	29,165	29,165
Provision for differences between cash and accrual basis	-	-	11,888	15,374
Provision for goodwill paid on investments (see Note 14)	-	-	348,176	369,221
Other provisions	4	-	35,845	22,785
Tax losses and negative basis for social contribution to offset	-	589	95,332	103,232
Transition Tax Regime effect – adoption of New BRGAAP effect (see Note 2.2.h)	-	-	44,442	51,227

Total	180	750	644,718	672,356

Liabilities - Deferred income and social contribution taxes on:
Revaluation of property, plant and equipment	-	-	392	400
Accelerated depreciation	-	-	117	120
Provision for adjustments between cash and accrual basis	-	-	5,303	5,811
Temporary differences of foreign subsidiaries	-	-	2,928	2,680
Transition Tax Regime effect – adoption Law 11638/07	-	-	19,179	10,187

Total	-	-	27,919	19,198

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

The estimated recovery of deferred tax assets relating to income and social contribution taxes is stated as follows:

	Parent	Consolidated

Up to 1 year	4	232,194
From 1 to 2 years	-	101,411
From 2 to 3 years	176	99,367
From 3 to 5 years	-	149,828
From 5 to 7 years	-	44,621
From 7 to 10 years	-	17,297

	180	644,718

b. Conciliation of income and social contribution taxes on income

Income and social contribution taxes are reconciled to the official tax rates as follows:

	Parent		Consolidated

	06/30/2010	06/30/2009	06/30/2010	06/30/2009

Income (loss) before taxes and equity in income of affiliates	992	(44,998)	441,589	248,922
Official tax rates - %	34	34	34	34
Income and social contribution taxes at the official tax rates	(338)	15,299	(150,141)	(84,633)
Adjustments to the actual rate:
Operating provisions and nondeductible expenses/nontaxable revenues	(4)	-	(2,108)	(1,802)
Adjustment to estimated income	-	-	10,220	5,510
Interest on equity	-	(14,960)	-	-
Workers Meal Program (PAT)	-	-	188	232
Other adjustments	14	-	(1,567)	3,801
Income and social contribution taxes before tax incentives	(328)	339	(143,408)	(76,892)

Tax incentives - ADENE	-	-	15,607	9,777
Income and social contribution taxes in the income statement	(328)	339	(127,801)	(67,115)

Current	(276)	-	(79,656)	(78,215)
Deferred	(52)	339	(63,752)	1,323
Tax incentives - ADENE	-	-	15,607	9,777

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

c. Tax exemption

The following subsidiaries are entitled to partial or total exemption from IRPJ under the government’s program for development of Northeastern Brazil:

Subsidiary	Units	Incentive - %	Expiration

Oxiteno Nordeste S.A. Indústria e Comércio	Camaçari plant	75	2016

Bahiana Distribuidora de Gás Ltda.	Mataripe base	75	2013
	Suape base	75	2018
	Aracaju base	75	2017
	Caucaia base	75	2012

Terminal Químico de Aratu S.A. – Tequimar	Aratu terminal	75	2012
	Suape terminal	75	2015

11	Prepaid expenses (Consolidated)

	06/30/2010	03/31/2010

Rents	32,509	35,707
Advertising and publicity	11,808	17,712
Insurance premiums	8,678	10,455
Purchases of meal and transportation tickets	3,348	3,305
Taxes and other prepaid expenses	12,529	15,835
	68,872	83,014

Current	37,996	47,548

Non-current	30,876	35,466

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

12	Investments

a. Subsidiaries (Parent company)

	Investments		Equity
	06/30/2010	03/31/2010	06/30/2010	06/30/2009

Ipiranga Produtos de Petróleo	2,307,075	2,785,156	243,660	-
Oxiteno S.A. Indústria e Comércio	1,772,197	1,543,283	29,149	23,211
Ultracargo – Operações Logísticas e Participações Ltda.	687,229	674,504	31,445	17,699
Refinaria de Petróleo Riograndense S.A.	7,339	2,522	10,642	9,302
Companhia Brasileira de Petróleo Ipiranga	-	-	-	190,661
Sociedade Brasileira de Participações Ltda.	-	-	-	(17,076)
	4,773,840	5,005,465	314,896	223,797

b. Affiliated companies (Consolidated)

	Investments		Equity
	06/30/2010	03/31/2010	06/30/2010	06/30/2009

Transportadora Sulbrasileira de Gás S.A.	6,631	6,638	8	(69)
Química da Bahia Indústria e Comércio S.A.	3,731	3,746	(15)	118
Oxicap Indústria de Gases Ltda.	1,959	2,102	(131)	(10)
	12,321	12,486	(138)	39

In the consolidated interim financial statements, the investment of the subsidiary Oxiteno S.A. Indústria e Comércio (“Oxiteno S.A.”) in the affiliate Oxicap Indústria de Gases Ltda. is valued by the equity method of accounting based on its interim financial statements as of May 31, 2010, while the other affiliates are valued based on the interim financial statements as of June 30, 2010.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

13	Property, plant and equipment (Consolidated)

		06/30/2010				03/31/2010
	Weighted average term of depreciation years)	Cost	Accumulated depreciation	Provision for loss	Net	Net

Lands	-	374,580	-	(197)	374,383	396,823
Buildings	25	1,029,320	(420,781)	-	608,539	632,827
Leasehold improvements	11	373,842	(182,323)	-	191,519	189,664
Machinery and equipment	11	2,510,799	(1,054,600)	(1,697)	1,454,502	1,452,010
Light fuel/lubricant distribution equipment and facilities	14	1,382,018	(806,245)	-	575,773	568,458
LPG tanks and bottles	13	360,667	(192,617)	-	168,050	153,701
Vehicles	9	174,067	(111,698)	-	62,369	57,089
Furniture and utensils	6	97,654	(57,798)	-	39,856	40,119
Construction in progress	-	347,703	-	-	347,703	238,900
Advances to suppliers	-	24,578	-	-	24,578	25,991
Imports in progress	-	809	-	-	809	71,835
IT equipment	5	176,003	(143,158)	-	32,845	33,767
		6,852,040	(2,969,220)	(1,894)	3,880,926	3,861,184

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

Movements in property, plant and equipment as of June 30, 2010 are as follows:

	Balance as of Mar. 31, 2010	Additions	Depreciation	Transfer	Write-offs	Exchange rate	Balance as of Jun. 30, 2010

Cost:
Lands	397,020	-	-	(14)	(22,352)	(74)	374,580
Buildings	1,064,058	2,190	-	(652)	(36,024)	(252)	1,029,320
Leasehold improvements	366,114	1,386	-	6,594	(252)	-	373,842
Machinery and equipment	2,467,951	15,660	-	28,594	(177)	(1,229)	2,510,799
Light fuel/lubricant distribution equipment and facilities	1,360,326	22,654	-	2,054	(3,016)	-	1,382,018
LPG tanks and bottles	345,381	21,500	-	2	(6,216)	-	360,667
Vehicles	237,228	3,332	-	(63,987)	(2,482)	(24)	174,067
Furniture and utensils	96,082	2,654	-	(978)	(72)	(32)	97,654
Construction in progress	238,900	81,743	-	27,022	-	38	347,703
Advances to suppliers	25,991	1,226	-	(2,515)	(124)	-	24,578
Imports in progress	71,835	556	-	(71,582)	-	-	809
IT equipment	175,740	2,474	-	(549)	(1,645)	(17)	176,003
	6,846,626	155,375	-	(76,011)	(72,360)	(1,590)	6,852,040

Accumulated depreciation:
Buildings	(431,231)	-	(9,992)	943	19,450	49	(420,781)
Leasehold improvements	(176,450)	-	(7,049)	1,081	95	-	(182,323)
Machinery and equipment	(1,014,244)	-	(45,339)	4,552	164	267	(1,054,600)
Light fuel/lubricant distribution equipment and facilities	(791,868)	-	(17,020)	-	2,643	-	(806,245)
LPG tanks and bottles	(191,680)	-	(4,566)	-	3,629	-	(192,617)
Vehicles	(180,139)	-	(1,013)	67,603	1,844	7	(111,698)
Furniture and utensils	(55,963)	-	(2,642)	744	53	10	(57,798)
IT equipment	(141,973)	-	(3,537)	1,088	1,244	20	(143,158)
	(2,983,548)	-	(91,158)	76,011	29,122	353	(2,969,220)

Provision for loss:
Lands	(197)	-	-	-	-	-	(197)
Machinery and equipment	(1,697)	-	-	-	-	-	(1,697)
	(1,894)	-	-	-	-	-	(1,894)

Net	3,861,184	155,375	(91,158)	-	(43,238)	(1,237)	3,880,926

 Construction in progress relates substantially to: (i) expansions and renovations in industrial facilities and (ii) construction and upgrade of service stations and fuel distribution bases.

Advances to suppliers of property, plant and equipment relate basically to toll manufacturing of equipment for expansion of plants.

As permitted by Law 11638/07 and Resolution CVM 565/08, the Company decided to maintain the revaluation balances until their realization, through depreciation or write-off, and they became part of the cost value of the goods. As of June 30, 2010, the revaluation balance of property, plan and equipment was R$ 20,274 (R$ 20,311 as of March 31, 2010).

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

14	Intangible assets (Consolidated)

		06/30/2010				03/31/2010
	Weighted average term of amortization (years)	Cost	Accumulated amortization	Provision for losses	Net	Net

Goodwill, net of tax effects	-	777,935	(103,046)	-	674,889	674,500
Software	5	233,564	(166,074)	-	67,490	67,710
Technology	5	23,694	(9,481)	-	14,213	15,313
Commercial property rights	33	16,334	(3,593)	-	12,741	12,878
Market rights	5	649,024	(188,611)	-	460,413	430,422
Others	10	4,113	(830)	(1,449)	1,834	1,875
		1,704,664	(471,635)	(1,449)	1,231,580	1,202,698

Movements in intangible assets as of June 30, 2010 are as follows:

	Goodwill, net of tax effects	Software	Technology	Commercial property rights	Market rights	Others	Total

Balance as of March 31, 2010	674,500	67,710	15,313	12,878	430,422	1,875	1,202,698
Additions	389	5,967	-	-	65,140	-	71,496
Write-offs	-	(2)	-	-	-	-	(2)
Amortization	-	(6,185)	(1,100)	(137)	(35,149)	(41)	(42,612)
Balance as of June 30, 2010	674,889	67,490	14,213	12,741	460,413	1,834	1,231,580

Weighted average term of amortization (years)	-	5	5	33	5	10

In the income for the quarter, the amount of R$ 42,612 was recorded as amortization of intangible assets, of which R$ 40,312 was classified as expenses, and the rest was allocated to production and service cost.

Goodwill from acquisition of companies was amortized as of December 31, 2008, when its amortization has been ceased, and the net remaining balance is tested annually for impairment analysis purposes.

The Company has the following balances of goodwill as of June 30, 2010 and March 31, 2010, net of tax effects (see Note 10.a):

	06/30/2010	03/31/2010
Goodwill on the acquisition of:
Ipiranga	276,724	276,724
União Terminais	211,089	211,089
Texaco	177,759	177,759
Others	9,317	8,928
	674,889	674,500

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

Software includes user licenses and costs for the implementation of the various systems used by the Company and its subsidiaries, such as: integrated management and control, financial management, foreign trade, industrial automation, operational transportation and storage management, accounting information and other systems.

The Company records as technology certain rights held by the subsidiaries Oxiteno S.A., Oxiteno Nordeste S.A. Indústria e Comércio (“Oxiteno Nordeste”), and Oleoquímica Indústria e Comércio de Produtos Químicos Ltda. (“Oleoquímica”). Such licenses cover the production of ethylene oxide, ethylene glycols, ethanolamines, glycol ethers, ethoxylates, solvents, fatty acids from vegetable oils, fatty alcohols, and specialty chemicals, which products are supplied to various industries.

Commercial property rights include those described below:

•
On July 11, 2002, the subsidiary Tequimar executed an agreement with CODEBA – Companhia das Docas do Estado da Bahia, which allows exporting from the area in which the Aratu Terminal is located for 20 years, renewable for a like period. The price paid by Tequimar was R$ 12,000, which is being amortized over the period from August 2002 to July 2042.

•
In addition, the subsidiary Tequimar has a lease contract for an area adjacent to the Port of Santos for 20 years from December 2002, renewable for a like period, which allows the construction, operation, and use of a terminal for liquid bulk unloading, tank storage, handling, and distribution. The price paid by Tequimar was R$ 4,334, which is being amortized over the period from August 2005 to December 2022.

Market rights refer mainly to bonus expenses as provided in Ipiranga’s agreements with reseller gas stations and major consumers. Bonus expenses are recorded when incurred and recognized as an expense in income over the term of the agreement (typically 5 years).

Research & development expenses amounted to R$ 9,292 in the income for the period ended June 30, 2010 (R$ 10,935 in the income as of June 30, 2009).

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

15	Deferred charges (Consolidated)

		06/30/2010			03/31/2010
	Weighted average term of amortization (years)	Cost	Accumulated amortization	Net	Net

Restructuring costs	4	25,911	(18,628)	7,283	8,591

Restructuring costs relate to the LPG distribution business, namely: (i) costs for expansion projects involving new regions of activity and (ii) costs for restructuring the home distribution network to increase the contribution margin and expand the bottled gas business through new dealers. Costs will be maintained in this group until they are fully amortized, which will occur in December 2013.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

16	Financing, debentures and finance lease (Consolidated)

a.	Composition

Description	06/30/2010	03/31/2010	Index/Currency	Weighted average financial charges Jun. 30, 2010 - % p.a.	Maturity

Foreign currency:
Notes in the foreign market (b)	446,400	449,170	US$	+7.2	2015
Syndicated loan (c)	107,785	106,960	US$ + LIBOR (i)	+1.2	2011
ACC	103,439	106,881	US$	+1.9	<229 days
ACE	66,802	65,387	US$	+1,7	<205 days
BNDES	58,194	55,086	US$	+6.2	2010 to 2016
FINIMP – RPR	17,419	17,094	US$	+3.5	2010
Financial institutions	17,123	15,659	MX$ + TIIE (ii)	+2.4	2010 to 2014
Financial institutions	8,568	8,511	US$ + LIBOR (i)	+1.9	2010 to 2011
FINIMP – Tequimar	872	847	US$	+7.0	2012
Financial institutions	87	509	Bs (iii)	+28.0	2013
BNDES (d)	82	274	UMBNDES (iv)	+8.1	2010 to 2011
Subtotal	826,771	826,378

Local currency:
Banco do Brasil –fixed (e)	1,801,291	840,816	R$	+11.8	2012 to 2015
Debentures (f)	1,246,903	1,215,750	CDI	108.5	2012
BNDES (d)	1,125,003	1,106,263	TJLP (v)	+3.8	2010 to 2019
Loan - MaxFácil	115,560	113,055	CDI	100.0	2010
Banco do Nordeste do Brasil	105,951	109,290	R$	+8.5 (vi)	2018
FINEP	65,566	63,661	TJLP (v)	+0.8	2010 to 2014
Working capital loan – União Vopak/RPR	30,372	30,217	CDI	117.8	2010 to 2014
BNDES (d)	27,838	21,222	R$	+5.0	2015 to 2019
FINAME	9,807	12,104	TJLP (v)	+3.1	2010 to 2013
Floating finance leases (g)	7,810	10,447	CDI	+1.7	2010 to 2011
Fixed finance leases (g)	1,849	1,989	R$	+13.6	2011 to 2014
Others	1,385	1,757	CDI	+1.7	2010 to 2011
Banco do Brasil – floating (e)	-	57,113	CDI	95.0	2010
Subtotal	4,539,335	3,583,684

Income from currency and interest rate hedging instruments	43,457	50,155

Total	5,409,563	4,460,217

Current	900,622	754,350

Non-current	4,508,941	3,705,867

(i)	LIBOR = London Interbank Offered Rate.

(ii)	MX$ = Mexican Peso; TIIE = Mexican interbank balance interest rate.

(iii)	Bs = Venezuelan Bolivares Fortes.

(iv)
UMBNDES = monetary unit of Banco Nacional de Desenvolvimento Econômico e Social (“BNDES”) is a “basket of currencies” representing the composition of foreign currency debt obligations of BNDES. As of June 2010, 96% of this composition reflected the U.S. dollar.

(v)	TJLP = set by the National Monetary Council, TJLP is the basic financing cost of BNDES. On June 30, 2010, TJLP was fixed at 6% p.a.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

(vi)
Contract linked to the rate of FNE (Northeast Constitutional Financing Fund) fund whose purpose is to foster the development of the industrial sector, administered by Banco do Nordeste. On June 30, 2010, the FNE interest rate was 10% p.a. Over the interest, there is a compliance bonus of 15%.

The long-term amounts break down as follows by year of maturity:

	06/30/2010	03/31/2010

From 1 to 2 years	921,349	949,221
From 2 to 3 years	2,267,151	2,030,784
From 3 to 4 years	413,173	117,959
From 4 to 5 years	369,962	68,407
More than 5 years	537,306	539,496
	4,508,941	3,705,867

As provided in Resolution CVM 556/08, the transaction costs and issue premiums associated with fund raising by the Company and its subsidiaries were added to their financial liabilities, as shown in Note 16.h).

The Company’s management contracted hedging against foreign exchange exposure and interest rate for some debt (see Note 23).

b.	Notes in the foreign market

In December 2005, the subsidiary LPG International Inc. issued US$ 250 million in notes in the foreign market, with maturity in December 2015 and financial charge of 7.25% p.a., paid semiannually, with the first payment due June 2006. The issue price was 98.75% of the face value of the note, which represented a total return of 7.429% p.a. for the investor at the time of issuance. The notes were secured by the Company and Oxiteno S.A.

As a result of the issuance of notes in the foreign market, the Company and its subsidiaries, as mentioned above, are subject to certain commitments, including:

•	Limitation of transactions with shareholders owning more than 5% of any class of stock of the Company that are not as favorable to the Company as available in the market.

•
Required resolution of the Board of Directors for transactions with related parties in an amount exceeding US$ 15 million (except for transactions of the Company with subsidiaries and between subsidiaries).

•	Restriction on transfer of all or substantially all assets of the Company and its subsidiaries.

•	Restriction on encumbrance of assets exceeding US$ 150 million or 15% of the value of the consolidated tangible assets.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

The restrictions imposed on the Company and its subsidiaries are usual in transactions of this kind and have not limited their ability to conduct their business to date.

c.	Syndicated loan

In June 2008, the subsidiary Oxiteno Overseas renewed the syndicated loan contracted in June 2005 in the amount of US$ 60 million. The syndicated loan has maturity in June 2011 and financial charge of LIBOR + 1.25% p.a. The Company contracted instruments of protection with floating interest rate in dollar and exchange rate variation, changing the syndicated loan charge to 99.5% of CDI (see Note 23). The syndicated loan is secured by the Company and subsidiary Oxiteno S.A.

As a result of the issuance of the syndicated loan, some obligations other than those in Note 16.b) must be maintained by the Company:

•	Maintenance of a financial index, determined by the ratio between net debt and consolidated Earnings before Interest, Taxes, Depreciation and Amortization (EBITDA), at less than or equal to 3.5.

•	Maintenance of a financial index determined by the ratio between consolidated EBITDA and consolidated net financial expenses, higher than or equal to 1.5.

The restrictions imposed on the Company and its subsidiaries are usual in transactions of this kind and have not limited their ability to conduct their business to date.

d.	BNDES

The Company and its subsidiaries have financing from BNDES, for some of their investments and for working capital.

During the effectiveness of these agreements, the Company must keep the following capitalization and current liquidity levels, as determined in annual audited balance sheet:

-	capitalization level: shareholders’ equity / total assets equal to or above 0.30; and
-	current liquidity level: current assets / current liabilities equal to or above 1.3.

e.	Banco do Brasil

The subsidiary IPP has loans with Banco do Brasil to finance the commercialization, processing or industrialization of agricultural goods (ethanol). During the second quarter of 2010 IPP raised R$ 900 million, and re-contracted a loan, which maturity would occur during this period, in the amount of R$ 56.5 million. The  loans from Banco do Brasil have maturity from 2 to 5 years and average fixed rate of 11.8% p.a. The subsidiary IPP has contracted an instrument of protection of interest rate, converting the charges of those loans to 99% of CDI on average (see Note 23). Subsidiary IPP designates hedging instruments as fair value hedge; accordingly, both

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

loans and hedging instruments are presented at their fair value calculated from the agreement date.

f.	Debentures

In June 2009, the Company made its third issuance of debentures, in a single series of 1,200 simple, nonconvertible into shares, unsecured debentures with the following characteristics:

Face value of each:	R$ 1,000,000.00
Final maturity:	May 19, 2012
Payment of the face value:	Lump sum at final maturity
Interest:	100% CDI + 3.0% p.a.
Payment of interest:	Annually
Reprice:	Not applicable

The funds obtained with this issuance were used for prepaid payment, in June 2009, of 120 Promissory Notes in the total amount of R$ 1,200,000 issued by the Company in December 2008.

In December 2009, the Company concluded the review of certain terms and conditions of its third issuance of debentures. Thus, the interest of the debentures was reduced to 108.5%  CDI and its maturity date was extended to December 4, 2012. The debentures have annually interest payments and amortization in one single tranche at the maturity date, as according to the following characteristics:

Face value of each:	R$ 1,000,000.00
Final maturity:	December 4, 2012
Payment of the face value:	Lump sum at final maturity
Interest:	108,5% CDI
Payment of interest:	Annually
Reprice:	Not applicable

g.	Finance leases

The subsidiaries IPP and Serma have finance lease contracts primarily related to fuel distribution equipment, such as tanks, pumps, VNG compressors and IT equipment. These contracts have terms between 36 and 60 months.

The subsidiaries have the option to purchase the assets at a price substantially lower than the fair market price on the date of option, and management intends to exercise such option. No restrictions are imposed on these agreements.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

The amounts of the equipments, net of depreciation, and of the liabilities corresponding to such equipments, recorded as of June 30, 2010 and March 31, 2010, are shown below:

	06/30/2010		03/31/2010
	Fuel distribution equipment	IT equipment	Fuel distribution equipment	IT equipment and vehicles

Equipments net of depreciation	21,600	2,910	21,736	3,298

Financing	7,810	1,849	10,446	1,990

Current	7,506	584	8,819	572
Non-current	304	1,265	1,627	1,418

The future disbursements (installments), assumed under these contracts, total approximately:

	06/30/2010		03/31/2010
	Fuel distribution equipment	IT equipment	Fuel distribution equipment	IT equipment and vehicles

Up to 1 year	7,961	784	9,017	789
More than 1 year	341	1,457	1,662	1,653

	8,302	2,241	10,679	2,442

The above installments include the amounts of ISS payable on the monthly installments.

h.	Transaction costs

Transaction costs incurred in obtaining financial resources were deducted from the value of the financial instrument and recorded as expense according to the effective rate, as follows:

	Effective rate of transaction costs (% p.a.)	Balance as of Mar. 31, 2010	Incurred cost	Amortization	Balance as of Jun. 30, 2010

Banco do Brasil – prefixed	0.6%	8,241	19,589	(615)	27,215
Debentures (d)	0.6%	18,462	-	(1,458)	17,004
Notes in the foreign market (b)	0.2%	5,046	-	(162)	4,884
Others	0.9%	1,006	152	(136)	1,022
Total		32,755	19,741	(2,371)	50,125

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

The amount to be appropriated to income in the future is as follows:

	Up to 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	More than 5 years	Total

Banco do Brasil – prefixed	10,442	5,709	6,555	2,982	1,527	-	27,215
Debentures (d)	7,257	6,286	3,461	-	-	-	17,004
Notes in the foreign market (b)	888	888	888	888	888	444	4,884
Others	598	284	64	48	28	-	1,022
Total	19,185	13,167	10,968	3,918	2,443	444	50,125

i.	Collateral

Financing is secured by collateral amounting to R$ 120,028 as of June 30, 2010 (R$ 125,556 as of March 31, 2010) and by guarantees and promissory notes in the amount of R$ 1,982,264 as of June 30, 2010 (R$ 2,055,040 as of March 31, 2010).

In addition, the Company and its subsidiaries offer collateral in the form of bank letters of guarantee for commercial and legal proceeding in the amount of R$ 137,979 as of June 30, 2010 (R$ 157,900 as of March 31, 2010).

Some subsidiaries issued collateral to financial institutions in connection with the amounts owed by some of their customers to such institutions (vendor financing). If a subsidiary is required to make any payment under these collaterals, this subsidiary may recover the amount paid directly from its customers through commercial collection. The maximum amount of future payments related to these collaterals is R$ 10,613 as of June 30, 2010 (R$ 16,092 as of March 31, 2010), with maturities of no more than 211 days. As of June 30, 2010, the Company and its subsidiaries did not have losses in connection with these collaterals. The fair value of collateral recognized in current liabilities is R$ 257 as of June 30, 2010 (R$ 395 as of March 31, 2010). This is recognized in income as customers set the their obligations with financial institutions.

Some financing agreements of the Company and its subsidiaries have cross default clauses that require them to pay the debt assumed in case of default of other debts equal to or greater than US$ 10 million. As of June 30, 2010, there was no event of default of the debts of the Company and its subsidiaries.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

17	Assets retirement obligation

This provision corresponds to the legal obligation to remove Ipiranga’s underground fuel tanks located at Ipiranga-branded gas stations after a certain use period. (see Note 3.l).

Movements in the assets retirement obligations are as follows:

Balance as of March 31, 2010	65,849
Additions (new tanks)	186
Expenses with tanks removed	(1,748)
Adjustments of expenses	649
Balance as of June 30, 2010	64,936

Current	5,703
Non-current	59,233

18	Deferred revenue

The Company and its subsidiaries have recognized the following deferred revenues:

	Jun. 30, 2010	Mar. 31, 2010

Initial franchise fee ‘am/pm’	6,230	5,989
Loyalty program Km de Vantagens (see Note 2.2.f)	10,915	16,887
Other	863	999
	18,008	23,875

Current	13,362	18,708
Non-current	4,646	5,167

The initial franchise fee related to the ‘am/pm’ convenience store chain received by Ipiranga is deferred and recognized in income on an accrual basis, based on the substance of the agreements with the franchisees.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

19	Shareholders’ equity

a.	Share capital

The Company is a publicly traded company listed on the São Paulo (“BM&FBovespa”) and New York Stock Exchanges (“NYSE”), with a subscribed and paid-in capital represented by 136,095,999 shares without par value, including 49,429,897 common and 86,666,102 preferred shares.

As of June 30, 2010, there were 13,028,851 preferred shares outstanding abroad in the form of American Depositary Receipts (“ADRs”).

Preferred shares are nonconvertible into common shares, nonvoting, and give their holders priority in capital redemption, without premium, upon liquidation of the Company.

At the beginning of 2000, the Company granted tag-along rights through a shareholders’ agreement, assuring non-controlling shareholders the right to the same conditions as negotiated by the controlling shareholders in case of transfer of the control of the Company. In 2004, these rights were incorporated into the Bylaws of the Company.

The Company is authorized to increase the capital without amendment to the Bylaws, by resolution of the Board of Directors, up to the limit of R$ 4,500,000 through the issuance of common or preferred shares, regardless of the current number of shares, subject to the limit of 2/3 of preferred shares in the total shares issued.

b.	Treasury shares

The Company acquired shares issued by itself at market prices without capital reduction, to be held in treasury and to be subsequently disposed of or cancelled, in accordance with Instructions CVM 10 of February 14, 1980 and 268 of November 13, 1997. In the first semester of 2010, there were no stock repurchases.

As of June 30, 2010, the interim financial statements of the parent company totaled 2,138,772 preferred shares and 6,617 common shares held in treasury, acquired at an average cost of R$ 57.79 and R$ 19.30 per share, respectively. In the consolidated interim financial statements, 2,592,247 preferred shares and 6,617 common shares are held in treasury, acquired at an average cost of R$ 54.22 and R$ 19.30 per share, respectively.

The price of preferred shares issued by the Company as of June 30, 2010 on BM&FBovespa was R$ 86,39.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

c.	Capital reserve

The capital reserve reflects the gain of the transfer of shares at market price to be held in treasury in the Company’s subsidiaries, at an average price of R$ 47.26 per share. Such shares were used to award beneficial ownership to executives of these subsidiaries, as mentioned in Note 9.c).

d.	Revaluation reserve

The revaluation reserve reflects the revaluation of assets of subsidiaries and is based on depreciation, write-off, or disposal of the revalued assets of the subsidiaries, and also based on the tax effects of the provisions created by these subsidiaries.

In some cases, tax charges on the equity-method revaluation reserve of certain subsidiaries are recognized as the reserve is realized, as they preceded the issuance of Resolution CVM 183/95.

e.	Retention of profits reserve

Used for investments contemplated in a capital budget, mainly for expansion, productivity, and quality, acquisitions and new investments. Formed in accordance with Article 196 of the Brazilian Corporate Law, it includes both the portion of net income for the year and the realization of the revaluation reserve.

f.	Conciliation between parent company and consolidated shareholders’ equity

	06/30/2010	03/31/2010

Parent company shareholders’ equity under New BR GAAP	5,082,885	4,893,868
Treasury shares held by subsidiaries – net of realization	(11,396)	(12,040)
Capital reserve from sale of treasury shares to subsidiaries – net of realization	(2,906)	(3,056)

Consolidated shareholders’ equity under New BRGAAP	5,068,583	4,878,772
Non-controlling interest by subsidiaries	(21,723)	(20,535)
Consolidated shareholders’ equity, excluding the non-controlling interest by subsidiaries	5,046,860	4,858,237

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

g.	Valuation adjustment

In valuation adjustment (i) the differences between the fair value and adjusted cost of financial investments classified as available for sale and financial instruments designated as a cash flow hedge of the change in interest rates and (ii) the effect of exchange rate changes on derivatives designated as hedging by RPR, used to protect the future cash flow are recognized directly in shareholders’ equity. In all cases, the gains and losses recorded in the shareholders’ equity are included in income, in the case of financial instruments prepayment.

h.	Cumulative translation adjustments of foreign currency

The change in exchange rates on foreign subsidiaries denominated in a currency other than the currency of the Company is directly recognized in the shareholders’ equity. This accumulated effect is reflected in income for the year as a gain or loss only in case of disposal or write-off of the investment.

20	Income on disposal of assets

Income on disposal of assets is composed of R$ 1,373 (expense) (R$ 9,911 (revenue) as of June 30, 2009) mainly of proceeds from the sale of property, plant and equipment, especially LPG bottles, land and vehicles.

21	Segment information

The Company operates four main business segments: gas distribution, fuel distribution, chemicals, and logistics. The gas distribution segment (Ultragaz) distributes LPG to residential, commercial, and industrial consumers, especially in the South, Southeast, and Northeast Regions of Brazil. The fuel distribution segment (Ipiranga) operates the distribution of fuels and lubricants and related activities throughout all the Brazilian territory, since the acquisition of Texaco on April 1, 2009. The chemicals segment (Oxiteno) produces ethylene oxide and its derivatives, which are the raw materials for the cosmetics & detergent, agrochemical, paint & varnish, and other industries. The logistics segment (Ultracargo) provides transportation and storage services, especially in the Southeast, and Northeast Regions of Brazil. The segments shown in the interim financial statements are strategic business units supplying different products and services. Inter-segment sales are at prices similar to those that would be charged to third parties.

The main financial information on each segment of the Company can be stated as follows:

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

	06/30/2010	06/30/2009
Net revenue:
Ultragaz	1,763,995	1,627,834
Ipiranga	17,408,368	13,326,283
Oxiteno	1,020,840	929,133
Ultracargo	168,892	169,588
Other (1)	180,992	123,554
Intersegment sales	(227,109)	(147,308)
Total	20,315,978	16,029,084

Intersegment sales:
Ultragaz	1,199	1,190
Ipiranga	18,534	-
Oxiteno	-	-
Ultracargo	45,339	30,573
Other (1)	162,037	115,545
Total	227,109	147,308

Net revenue, excluding intersegment sales:
Ultragaz	1,762,796	1,626,644
Ipiranga	17,389,834	13,326,283
Oxiteno	1,020,840	929,133
Ultracargo	123,553	139,015
Other (1)	18,955	8,009
Total	20,315,978	16,029,084

Operating profit:
Ultragaz	90,154	69,558
Ipiranga	365,834	244,762
Oxiteno	59,823	32,151
Ultracargo	42,506	29,776
Other (1)	22,280	21,175
Total	580,597	397,422

Net financial income	(139,008)	(148,500)
Equity in income of affiliates	(138)	39
Income before taxes	441,451	248,961

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

	06/30/2010	06/30/2009
Additions to property, plant and equipment and intangible assets:
Ultragaz	83,006	86,470
Ipiranga	182,010	96,173
Oxiteno	146,775	70,643
Ultracargo	21,736	15,728
Other (1)	6,668	11,941
Total additions to property, plant and equipment and intangible assets (see Notes 13 and 14)	440,195	280,955
Assets retirement obligation	(899)	(2,386)
Finance leases	-	226
Other	(462)	-
Total investments to property, plant and equipment and intangible assets (cash flow)	438,834	278,795

	06/30/2010	06/30/2009
Depreciation and amortization charges:
Ultragaz	63,210	59,262
Ipiranga	131,376	101,414
Oxiteno	49,441	50,158
Ultracargo	15,076	26,494
Other (1)	4,689	4,227
Total	263,792	241,555

	06/30/2010	03/31/2010

Total assets:
Ultragaz	1,366,246	1,323,312
Ipiranga	6,070,749	5,663,846
Oxiteno	3,061,155	2,782,511
Ultracargo	944,040	926,125
Other (1)	908,143	483,345
Total	12,350,333	11,179,139

On the table above, the column “Other” is composed primarily of the parent company Ultrapar Participações S.A. and the investment in RPR.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

Geographic area information

All long-term assets are located in Brazil, except certain long-life assets located in Mexico, in the amount of R$ 26,917 as of June 30, 2010 (R$ 27,326 as of March 31, 2010), and in Venezuela, in the amount of R$ 3,034 as of June 30, 2010 (R$ 2,941 as of March 31, 2010).

The Company generates revenues from operations in Brazil, Mexico (since December 2003) and Venezuela (since September 2007), as well as from exports of products to foreign customers, as disclosed below:

	06/30/2010	06/30/2009

Net revenue:
Brazil	20,017,290	15,731,928
Latin America except Brazil and Mexico	145,461	143,908
North America	97,005	88,021
Far East	20,115	30,627
Europe	26,767	29,448
Other	9,340	5,152
Total	20,315,978	16,029,084

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

22	Financial income (Consolidated)

	06/30/2010	06/30/2009

Financial revenues:
Interest on financial investments	76,713	70,474
Interest from customers	21,862	20,515
Other revenues	2,376	2,761

	100,951	93,750
Financial expenses:
Interest on financing	(132,498)	(200,393)
Interest on debentures	(59,184)	(9,945)
Interest on finance leases	(705)	(1,393)
Bank charges, IOF, and other charges	(14,346)	(16,986)
Monetary changes and changes in exchange rates, net of income from hedging instruments	(6,790)	(7,223)
Provisions updating and other expenses (*)	(26,436)	(6,310)

	(239,959)	(242,250)

Financial income	(139,008)	(148,500)

(*)	In 2010, includes the effect related to the Company and its subsidiaries’ adhesion to a debt amnesty established by Law 11941/09 (see Note 24.a).

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

23	Risks and financial instruments (Consolidated)

Risk management and financial instruments - Governance
The main risk factors to which the Company and its subsidiaries are exposed reflect strategic/operational and economic/financial aspects. Operational/strategic risks (including, but not limited to, demand behavior, competition, technological innovation, and material changes in the industry structure) are addressed by the Company’s management model. Economic/financial risks primarily reflect default of customers, behavior of macroeconomic variables, such as exchange and interest rates, as well as the characteristics of the financial instruments used by the Company and its subsidiaries and by their counterparties. These risks are managed through control policies, specific strategies, and establishment of limits.

The Company has a conservative policy for the management of assets, financial instruments and financial risks approved by its Board of Directors (“Policy”). In accordance with the Policy, the main objectives of financial management is to preserve the value and liquidity of financial assets and ensure financial resources for the proper conduct of business, including expansions. The main financial risks considered in the Policy are risks associated with currencies, interest rates, credit and selection of financial instruments. Governance of the management of financial risks and financial instruments follows the segregation of duties below:

•	Implementation of the management of financial assets, instruments and risks is the responsibility of the Financial Area, through its treasury, with the assistance of the tax and accounting areas.
•
Supervision and monitoring of compliance with the principles, guidelines and standards of the Policy is the responsibility of the Risk and Investment Committee, set up more than 10 years ago and composed of members of the Company’s Executive Board (“Committee”). The Committee holds regular meetings and is in charge, among other responsibilities, of discussing and monitoring the financial strategies, existing exposures, and significant transactions involving investment, fund raising, or risk mitigation. The Committee monitors the risk standards established by the Policy through a monitoring map on a monthly basis.

•	Changes in the Policy or revisions of its standards are subject to the approval of the Company’s Board of Directors.
•	Continuous enhancement of the Policy is the joint responsibility of the Board of Directors, the Committee, and the Financial Area.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

Currency risk
Most transactions of the Company and its subsidiaries are located in Brazil and, therefore, the reference currency for currency risk management is the Real. Currency risk management is guided by neutrality of currency exposures and considers the transactional, accounting, and operational risks of the Company and its subsidiaries and their exposure to changes in exchange rates. The Company considers as its main currency exposures the assets and liabilities in foreign currency and the short-term flow of net sales in foreign currency of Oxiteno.

The subsidiaries of the Company use exchange rate hedging instruments (especially between the Real and the U.S. dollar) available in the financial market to protect their assets, liabilities, receipts and disbursements in foreign currency, in order to reduce the effects of changes in exchange rates on its results and cash flows in Reais within the exposure limits under its Policy. Such foreign exchange hedging instruments have amounts, periods, and rates substantially equivalent to those of assets, liabilities, receipts and disbursements in foreign currency to which they are related. Assets and liabilities in foreign currency are stated below, translated into Reais as of June 30, 2010 and March 31, 2010:

Assets and liabilities in foreign currency

Amounts in millions of Reais	06/30/2010	03/31/2010

Assets in foreign currency
Financial assets in foreign currency (except hedging instrument)	232.9	230.1
Foreign trade accounts receivable, net of provision for loss	113.5	107.1
Investments in foreign subsidiaries	64.2	58.8
	410.6	396.0

Liabilities in foreign currency
Financing in foreign currency	(809.4)	(809.3)
Trade payables arising from imports, net of advances to foreign suppliers	(5.8)	(7.1)
	(815.2)	(816.4)

Currency hedging instruments	211.6	211.7

Net asset (liability) position	(193.0)	(208.7)

Net asset (liability) position – RPR1	58.3	44.6

Net asset (liability) position – Total	(134.7)	(164.1)

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

(1)
Amount disclosed due to its magnitude and to RPR having independent financial management. The net asset position as of June 30, 2010 of RPR reflects the amount of R$ 79.5 million of contracted exchange rate swaps primarily to protect the future import of oil, net of (i) R$ 17.4 million of financing in foreign currency and (ii) R$ 3.8 million of suppliers in foreign currency.

Based on the net liability position of R$ 193.0 million in foreign currency shown above, the Company estimates that a 10% devaluation of the Real would produce a total effect of R$ 19.3 million, of which R$ 24.6 million of financial expense and R$ 5.3 million of gain directly recognized in the shareholders’ equity in cumulative translation adjustments. Based on the same position, the Company estimates that a 10% valuation of the Real would produce a total effect of R$ 19.3 million, of which R$ 24.6 million of financial revenue and R$ 5.3 million of loss directly recognized in the shareholders’ equity in cumulative translation adjustments (see Note 3.o).

Interest rate risk
The Company and its subsidiaries adopt conservative policies for fund raising and use of financial resources and capital cost minimization. The financial investments of the Company and its subsidiaries are primarily held in transactions linked to the interest rate for CDI, as set forth in Note 5. Fund raising primarily results from financing from BNDES and other development agencies, debentures and funds raised in foreign currency, as shown in Note 16.

The Company does not actively manage risks associated with changes in the level of interest rates and attempts to maintain its financial interest assets and liabilities at floating rates. As of June 30, 2010, the Company and its subsidiaries had derivative financial instruments of interest rate linked to domestic loans, swapping pre-fixed interest of certain debts to floating rate.

Credit risks
The financial instruments that would expose the Company and its subsidiaries to credit risks of the counterparty are basically represented by cash and cash equivalents, financial investments, and accounts receivable.

Credit risk of financial institutions - Such risk results from the inability of financial institutions to comply with their financial obligations to the Company and its subsidiaries due to insolvency. The Company and its subsidiaries regularly conduct a credit review of the institutions with which they hold cash and cash equivalents, financial investments, and hedging instruments through various methodologies that assess liquidity, solvency, leverage, portfolio quality, etc. Cash and cash equivalents, financial investments, and hedging instruments are held only with institutions with a solid credit history, chosen for safety and soundness. The volumes of cash and cash equivalents, financial investments, and hedging instruments are subject to maximum limits by institution and, therefore, require diversification of counterparty.

Government credit risk - The Company and its subsidiaries have financial investments in federal government bonds of Brazil and countries rated AAA or Aaa by specialized credit rating agencies. The volumes of financial investments are subject to maximum limits by country and, therefore, require diversification of counterparty.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

Customer credit risk - Such risks are managed by each business unit through specific criteria for acceptance of customers and credit rating and are additionally mitigated by diversification of sales. As of June 30, 2010, Ipiranga maintained R$ 99,101 (R$ 99,011 as of March 31, 2010), Ultragaz maintained R$ 15,887 (R$ 14,394 as of March 31, 2010), Oxiteno maintained R$ 2,368 (R$ 2,338 as of March 31, 2010) and the subsidiaries of Ultracargo maintained R$ 985 (R$ 858 as of March 31, 2010) as a provision for potential loss on their accounts and assets receivables.

Selection and use of financial instruments
In selecting financial investments and hedging instruments, an analysis is conducted to estimate rates of return, risks involved, liquidity, calculation methodology for the carrying value and fair value, and documentation applicable to the financial instruments. The financial instruments used to manage the financial resources of the Company and its subsidiaries are intended to preserve value and liquidity.

The Policy contemplates the use of derivative financial instruments only to cover identified risks and in amounts consistent with the risk (limited to 100% of the identified risk). The risks identified in the Policy are described in the above Sections of this Note, therefore, are subject to risk management. In accordance with the Policy, the Company and its subsidiaries can use forward contracts, swaps, options, and futures contracts to manage identified risks. Leveraged derivative instruments or instruments with a margin call are not permitted. Because the use of derivative financial instruments is limited to the coverage of identified risks, the Company and its subsidiaries use the term “hedging instruments” to refer to derivative financial instruments.

As mentioned in the section Risk management and financial instruments – Governance of this Note, the Committee monitors compliance with the risk standards established by the Policy through a risk monitoring map, including the use of hedging instruments, on a monthly basis.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

The table below summarizes the position of hedging instruments adopted by the Company and its subsidiaries:

Hedging instruments	Counterparty	Maturity	Initial notional amount1		Fair value		Amounts payable or receivable for the period (Jun. 30, 2010)
			06/30/2010	03/31/2010	06/30/2010	03/31/2010	Amount receivable	Amount payable
					R$ million	R$ million	R$ million	R$ million
a –Exchange rate swaps receivable in U.S. dollars	Bradesco, Citibank,	Jul 2010 to
Receivables in U.S. dollars	Goldman Sachs,	Dec 2015	USD 189.9	USD 188.7	343.2	340.6	343.2	-
Payables in CDI interest rate	HSBC, Itaú, Santander		(USD 189.9)	(USD 188.7)	(365.0)	(369.2)	-	365.0
Total result			-	-	(21.8)	(28.6)	343.2	365.0

b – Exchange rate swaps payable in U.S. dollars	Bradesco, Citibank,	Jul 2010 to
Receivables in CDI interest rates	Itaú	Oct 2010	USD 71.5	USD 70.2	129.7	127.1	129.7	-
Payables in U.S. dollars			(USD 71.5)	(USD 70.2)	(128.5)	(124.2)	-	128.5
Total result			-	-	1.2	2.9	129.7	128.5

c – Interest rate swaps in R$	Banco do Brasil	Feb 2012 to
Receivables in predetermined interest rate		May 2015	R$ 1,809.5	R$ 853.0	1,836.6	852.9	1,836.6	-
Payables in CDI interest rate			(R$ 1,809.5)	(R$ 853.0)	(1,836.5)	(856.7)	-	1,836.5
Total result			-	-	0.1	(3.8)	1,836.6	1,836.5

d – Interest rate swaps in U.S. dollars	Itaú	Jun 2011
Receivables in LIBOR interest rate in U.S. dollars			USD 60.0	USD 60.0	105.2	103.6	105.2	-
Payables in fixed interest rate in U.S. dollars			(USD 60.0)	(USD 60.0)	(108.3)	(108.4)	-	108.3
Total result			-	-	(3.1)	(4.8)	105.2	108.3

e – NDFs (non-deliverable forwards) – RPR	Banco do Brasil,	Jul 2010 to
Receivables in U.S. dollars	Bradesco, HSBC	Nov 2010	USD 44.1	USD 36.4	79.5	63.4	79.5	-
Payables in predetermined interest rate in R$			(USD 44.1)	(USD 36.4)	(80.9)	(63.0)	-	80.9
Total result			-	-	(1.4)	0.4	79.5	80.9

Total gross result			-	-	(25.0)	(33.9)	2,494.2	2,519.2
Income tax			-	-	(3.3)	(2.2)	(3.3)	-
Total net result			-	-	(28.3)	(36.1)	2,490.9	2,519.2
Positive result (see Note 5)					15,1	14,0
Negative result (see Note 16)					(43,4)	(50,1)
1 In million. Currency as indicated

All transactions mentioned above were properly registered with CETIP S.A., except for the LIBOR interest rate swap in U.S. dollars, which is an over-the-counter contract governed by ISDA (International Swap Dealers Association, Inc.) executed with the counterparty Banco Itaú BBA S.A. – Nassau Branch.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

Hedging instruments existing as of June 30, 2010 are described below, according to their category, risk, and protection strategy:

Hedging against foreign exchange exposure of liabilities in foreign currency - The purpose of these contracts is to offset the effect of the change in exchange rates of debts or firm commitments in U.S. dollars by converting them into debts or firm commitments in Reais linked to CDI. As of June 30, 2010, the Company and its subsidiaries had outstanding swap contracts totaling US$ 189.9 million in notional amount and, on average, they had asset position at US$ + 5.11 p.a. and liability position at 117.44 % of CDI.

Hedging against foreign exchange exposure of operations - The purpose of these contracts is to make the exchange rate of the turnover of the subsidiaries of Oleoquímica, Oxiteno S.A. and Oxiteno Nordeste equal to the exchange rate of the cost of their main raw materials. As of June 30, 2010, these swap contracts totaled US$ 71.5 million and, on average, had an asset position at 81.48% of CDI and liability position at US$ + 0.0% p.a.

Hedging against the interest rate fixed in local financing - The purpose of these contracts is to convert the interest rate on financing contracted in Reais from fixed into floating. On June 30, 2010 these swap contracts totaled R$ 1,809.5 million, and on average had an asset position at 11.81% p.a. and liability position at 98.75% of CDI.

Hedging against floating interest rate in foreign currency - The purpose of this contract is to convert the interest rate on the syndicated loan in the principal of US$ 60 million from floating into fixed. As of June 30, 2010, the subsidiary Oxiteno Overseas had a swap contract with a notional amount of US$ 60 million, with an asset position at US$ + LIBOR + 1.25% p.a. and a liability position at US$ + 4.93% p.a.

Hedging against foreign exchange exposure of a firm commitment in foreign currency (RPR) - The purposes of these contracts is to offset the effect of the change in exchange rates on imports of oil denominated in U.S. dollars (US$ 34.3 million) and the financing denominated in foreign currency (US$ 9.8 million). On June 30, 2010 the subsidiary RPR held NDF (non-deliverable forwards) contracts with contracted average future U.S. dollar of R$ 1.8692/US$ and principal, proportional to the Company’s interest of US$ 44.1 million.

The Company and its subsidiaries designate as cash flow hedges some instruments of protection for future cash flows. These instruments of protection whose purpose is to protect the cash flows (i) from the risk of fluctuations in Libor on loans contracted and (ii) the risk of exchange rate changes of subsidiary RPR on future imports of oil denominated in U.S. dollars. On June 30, 2010 these instruments of protection amounted US$ 94.3 million.

The Company and its subsidiaries designate derivative financial instruments used to offset the variations due to changes in interest rates in the market value of financing contracted in Reais as fair value hedge. As of June 30, 2010 these instruments of protection totaled R$ 1,809.5 million.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

Gains (losses) on hedging instruments

The following table summarizes the values of gains (losses) recorded in the first semester of 2010 which affected the income statement and shareholders’ equity of the Company and its subsidiaries:

	Consolidated
	R$ million
	Income	Shareholders’ equity

a - Exchange rate swaps receivable in U.S. dollars	(5.3)	-
b - Exchange rate swaps payable in U.S. dollars	(1.4)	-
c - Interest rate swaps in R$	7.0	-
d - Interest rate swaps in U.S. dollars	(1.7)	0.9
e - NDFs (non-deliverable forwards) - RPR	1.3	(0.9)

Total	(0.1)	-

The table above does not consider the effect of exchange rate variation of exchange swaps receivable in U.S. dollars, when this effect is offset in the income of the hedged subject (debt), and considers the designation effect of interest hedging in Reais.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

Fair value of financial instruments
The fair values and the carrying values of the financial instruments, including currency and interest rate hedging instruments, as of June 30, 2010 and March 31, 2010 are stated below:

	06/30/2010		03/31/2010
	Carrying value	Fair value	Carrying value	Fair value
Financial assets:
Cash and cash equivalents	85,347	85,347	80,869	80,869
Currency and interest hedging instruments	15,111	15,111	14,017	14,017
Financial investments	2,926,840	2,926,840	1,824,218	1,824,218

	3,027,298	3,027,298	1,919,104	1,919,104

Financial liabilities:
Financing	4,109,544	4,159,786	3,181,876	3,226,274
Debentures	1,246,903	1,234,625	1,215,750	1,213,654
Finance leases	9,659	9,659	12,436	12,436
Currency and interest hedging instruments	43,457	43,457	50,155	50,155

	5,409,563	5,447,527	4,460,217	4,502,519

The fair value of financial instruments, including currency and interest hedging instruments, was determined as follows:

•	The fair values of cash on current account are identical to the carrying values.
•	Financial investments in investment funds are valued at the value of the fund unit as of the date of the interim financial statements, which correspond to their fair value.
•
Financial investments in CDBs (Bank Certificates of Deposit) and similar investments offer daily liquidity through repurchase in the yield curve and, therefore, the Company believes their fair value corresponds to their carrying value.

•
The fair value of other financial investments and financing was determined using calculation methodologies commonly used for marking-to-market, which consist of calculating future cash flows associated with each instrument adopted and adjusting them to present value at the market rates as of June 30, 2010 and March 31, 2010. For some cases where there is no active market for the financial instrument, the Company and its subsidiaries used quotes provided by the transaction counterparties.

The interpretation of market information on the choice of calculation methodologies for the fair value requires considerable judgment and estimates to obtain a value deemed appropriate to each situation. Consequently, the estimates presented do not necessary indicate the amounts that may be realized in the current market.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

Sensitivity analysis
The Company and its subsidiaries use derivative financial instruments only to hedge against identified risks and in amounts consistent with the risk (limited to 100% of the identified risk). Thus, for purposes of sensitivity analysis of market risks associated with financial instruments, the Company analyzes the hedging instrument and the hedged item together, as shown on the charts below.

For the sensitivity analysis of foreign exchange hedging instruments, management adopted as a likely scenario the Real/U.S. dollar exchange rates at maturity of each swap, projected by U.S dollar futures contracts quoted on BM&FBovespa as of June 30, 2010. As a reference, the exchange rate for the last maturity of foreign exchange hedging instruments is R$ 2.68 in the likely scenario. Scenarios II and III were estimated with a 25% and 50% additional devaluation, respectively, of the Real in the likely scenario.

Based on the balances of the hedging instruments and hedged items as of June 30, 2010, the exchange rates were replaced, and the changes between the new balance in Reais and the balance in Reais as of June 30, 2010 were calculated in each of the three scenarios. The table below shows the change in the values of the main derivative instruments and their hedged items, considering the changes in the exchange rate in the different scenarios:

	Risk	Scenario I (likely)	Scenario II	Scenario III
Currency swaps receivable in U.S. dollars
(1) U.S. Dollar / Real swaps	Dollar	77,333	182,080	286,826
(2) Debts in dollars	appreciation	(77,335)	(182,099)	(286,863)
(1)+(2)	Net Effect	(1)	(19)	(37)

Currency swaps payable in U.S. dollars
(3) Real / U.S. Dollar swaps	Dollar	(798)	(33,218)	(65,637)
(4) Gross margin of Oxiteno	devaluation	798	33,218	65,637
(3)+(4)	Net Effect	-	-	-

NDF exchange (RPR)
(5) NDF Receivables in U.S. Dollars	Dollar	1,293	21,471	41,649
(6) Petroleum imports / FINIMP	appreciation	(1,293)	(21,471)	(41,649)
(5)+(6)	Net Effect	-	-	-

For the sensitivity analysis of the interest rate hedging instrument in dollar, the Company used the future LIBOR curve (BBA – British Bankers Association) as of June 30, 2010 at maturity of the swap and of the syndicated loan (hedged item), which occurs in 2011, in order to define the likely scenario. Scenarios II and III were estimated with a 25% and 50% deterioration, respectively, in the estimate of the likely LIBOR.

Based on the three interest rate scenarios in dollar (LIBOR), management estimated the values of its loan and of the hedging instrument by calculating the future cash flows associated with each instrument adopted according to the projected scenarios and adjusting them to present value by the rate in effect on June 30, 2010. The result is stated on the table below:

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

	Risk	Scenario I (likely)	Scenario II	Scenario III

Interest rate swap (in dollars)
(1) LIBOR swap - fixed rate	Increase in	439	747	1,055
(2) LIBOR Debt	LIBOR	(444)	(756)	(1,067)
(1)+(2)	Net Effect	(5)	(9)	(12)

For sensitivity analysis of interest rate instruments of protection in Reais, the Company used the futures curve of DI x Pre contract of BM&FBovespa as of June 30, 2010 for each swap and each debt (object of protection) maturities, for defining the likely scenario. Scenarios II and III were estimated with a 25% and 50% deterioration, respectively, of pre-fixed rate to that of the likely scenario.

Based on three scenarios of interest rates in Reais, the Company estimated the values of its debt and instruments of protection according to the risk which is being protected (variations in the pre-fixed interest rates in Reais), by projecting them to future value by the contracted rates and bringing them to present value by the interest rates of the estimated scenarios. The result is shown in the table below:

	Risk	Scenario I (likely)	Scenario II	Scenario III

Interest rate swap (in R$)
(1) Fixed rate swap - CDI	Increase in	80	(142,455)	(269,347)
(2) Fixed rate financing	prefixed rate	(80)	142,475	269,389
(1)+(2)	Net Effect	-	20	42

24	Contingencies and commitments (Consolidated)

a.	Civil, tax and labor proceedings

On October 7, 2005, the subsidiaries Companhia Ultragaz S.A. (“Cia Ultragaz”) and Bahiana Distribuidora de Gás Ltda. (“Bahiana”) filed for and obtained a preliminary injunction to offset PIS and COFINS credits against other taxes administered by the Federal Revenue Service, notably IRPJ and CSLL. The decision was confirmed by a trial court judgment on May 16, 2008. Under the preliminary injunction obtained, the subsidiaries have been making judicial deposits for these debits in the accumulated amount of R$ 150,297 as of June 30, 2010 (R$ 145,586 as of March 31, 2010) and have recorded a corresponding liability.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

Subsidiaries Cia. Ultragaz, Utingás Armazenadora S.A. (“Utingás”), Tequimar, Transultra and Ultracargo - Operações Logísticas e Participações Ltda. (“Ultracargo Participações”) have filed actions with a motion for preliminary  injunction seeking full and immediate utilization of the supplementary monetary adjustment based on the Consumer Price Index (IPC)/National Treasury Bonds (BTN) for 1990 (Law 8200/91); the subsidiaries Cia Ultragaz, Utingás and Tequimar opted to include the contingencies related to their processes within the Law 11941/09 amnesty and reclassified the contingencies’ amount to the line of taxes payables. The other subsidiaries maintain a provision of R$ 944 as of June 30, 2010 (R$ 928 as of March 31, 2010) to cover any contingencies if they lose such actions.

The Company and some of its subsidiaries have filed actions with a motion for preliminary injunction against the application of the law restricting offset of tax losses (IRPJ) and negative tax bases (CSLL) determined as of December 31, 1994 to 30% of the income for the year. As a result of the position of the Federal Supreme Court (STF) and based on the opinion of its legal counsel, a provision was recorded for this contingency in the amount of R$ 6,375 as of June 30, 2010 (R$ 6,330 as of March 31, 2010). The subsidiary Ultracargo Participações decided to include an administrative case related to this thesis within the Law 11941/09 amnesty and reclassified part of the provisioned contingency to the line of taxes payable.

The subsidiary IPP has proposed a Declaratory Action questioning the constitutionality of Law No. 9316/96, which denied the CSLL from the IRPJ calculation basis. This action had its application denied at lower court levels, and the subsidiary is awaiting the judgment of the appeal made to the STF. As a result of the decisions issued, the subsidiary has constituted judicial deposits and recorded a provision for contingencies amounting to R$ 12,528 as of June 30, 2010 (R$ 12,528 as of March 31, 2010).

Based on the favorable jurisprudence and the opinion of its legal counsel, the subsidiaries Oxiteno Nordeste and Oxiteno S.A. filed lawsuits to obtain exclusion of export revenues from the tax base for CSLL. The preliminary injunction was granted to Oxiteno Nordeste and the subsidiary is making judicial deposits of the amounts in discussion, as well as provisioning the corresponding contingency in the amount of R$ 938; the subsidiary Oxiteno S.A. awaits judgment of appeal against the sentence which denied the requested preliminary injunction, and is still normally paying the CSLL.

The subsidiaries Oxiteno S.A., Oxiteno Nordeste, Cia. Ultragaz, Transultra, RPR, Tropical Transportes Ipiranga Ltda. (“Tropical”), Empresa Carioca de Produtos Químicos S.A. (“EMCA”) e IPP, filed for a preliminary injunction seeking the deduction of ICMS from the PIS and COFINS tax basis. Oxiteno Nordeste and IPP obtained an injunction and are paying the disputed amounts into judicial deposits, as well as recording the respective provision in the amount of R$ 49,436 as of June 30, 2010 (R$ 46,617 as of March 31, 2010); the others subsidiaries did not obtain a preliminary injunction and are awaiting the judgment of these lawsuits.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

The Company and its subsidiaries obtained preliminary injunctions to pay PIS and COFINS contributions without the changes introduced by Law 9718/98 in its original version. The ongoing questioning refers to the levy of theses taxes on sources other than revenues. In 2005, the STF decided the question in favor of the taxpayer. Although it has set a precedent, the effect of this decision does not automatically apply to all companies, since they must await judgment of their own legal lawsuits. The Company has subsidiaries whose lawsuits have not yet been decided. If all ongoing lawsuits are finally decided in favor of the subsidiaries, the Company estimates that the total positive effect on income before income tax and social contribution will reach R$ 34,824, net of attorney’s fees.

The Company and its subsidiaries are recording provision for PIS and COFINS calculated on the basis of the interest on capital. The total amount accrued at June 30, 2010 is R$ 22,317 (R$ 22,006 as of March 31, 2010).

The subsidiary IPP has provisions for contingencies related to ICMS related mainly to: (a) ownership of the credit for the difference between the value that was the basis for the retention tax and the amount actually practiced in sales to final consumers, resulting in excessive retention of ICMS by the Refinery, R$ 29,297 (b) delinquency notice for interstate sales of fuel to industrial customers without taxation of ICMS, because the interpretation of Article 2 of the LC 87/96, R$ 26,643, (c) requirement of the reversal of ICMS credits in the State of Minas Gerais, in the interstates, made under Article 33 of the ICMS Convention 66/88, which allowed the maintenance of the credits and was suspended by a preliminary injunction granted by the STF, R$ 33,753, (d) requirement of ICMS-ST on interstate sales from the distributors to final consumers, because there is no retention under the duration of the Conventions ICMS 105/92 and 112/93 R$ 7,794 (e) assessments for deducting of unconditional discounts from the tax basis for ICMS due to tax substitution, in the state of Minas Gerais, R$ 17,193 , (f) delinquency notice resulting from lack of ICMS collection in the States due to errors or lack of delivery of reports in interstate operations, contemplated by Convention ICMS 54/02, that enabled the transfer of ICMS to the state of fuel consumption, R$ 4,129, and (g) requirement for the reversal of ICMS credits on transportation services taken during the freight reimbursement system established by the DNC (currently ANP – National Petroleum, Natural Gas and Biofuel Agency), R$ 9,043. In the second quarter of 2010, the subsidiary IPP adhered to the amnesties granted by the states of Goiás, Pará, Paraíba, Tocantins and Paraná and partially paid its contingent liabilities.

The main tax claims of the subsidiary IPP that were considered to pose a possible risk of loss, and based on this position, have not been provided for in the interim financial statements, relate to ICMS and related mainly to: (a) assessments for lack of retention of ICMS-ST in the sale of petroleum products to customers who held decisions designed to separate the tax substitution, R$ 68,339, (b) requirement of proportionate reversal of ICMS credits in view of the acquisitions of hydrous ethanol to give higher values than the its sales, because of the transfer of a portion of financial support for agriculturists (FUPA) made by the distributors upon the acquisitions subsequently reimbursed by the DNC, R$ 24,338, (c) requirement of the reversal credit on the difference between the values that formed the basis for withholding tax and the amounts actually charged on sales to final consumers, R$ 40,727, (d) assessments for alleged non-payment of taxes, R$ 22,440, (e) requirement by SEFAZ RJ-reversal of ICMS credits on purchases of basic oils, due to the subsequent output of finished lubricant without taxation,

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

R$ 36,005, (f) delinquency notice on interstate sales of fuel for industrial customer without ICMS, following the interpretation of Article 2 of LC 87/96, R$ 6,221, (g) records of notices issued in Ourinhos / SP for the operations to return the loan of ethanol made with tax deferral, R$ 19,077, (h) assessments in the State of Rio de Janeiro demanding the reversal of ICMS credits generated in interstate shipments made under Article 33 of the ICMS Convention 66/88, which allowed the maintenance of credit and was suspended by a preliminary injunction granted by STF, R$ 14,748, (i) disallowance of ICMS credits taken in the bookkeeping of bills considered inapt, though the understanding of the STJ is in the sense that it is possible to take credit for the buyer even if there is defect in the document of the seller, provided that the remains confirmed that the transaction actually took place, R$15,524, (j) records of notices issued on the grounds of alleged improper calculation of the base of ICMS, since it was not included in the database to calculate the value of the tax itself in interstate operations with petroleum products for final consumers, R$ 11,521, (k) requiring the reversal of ICMS credits on the freight contract to transport fuel, due to the fact that the operation is not taxed as constitutional non-impact, for R$ 11,893 and (l) assessments arising from surplus or shortage of stock, occurred due to differences in temperature or handling the product in which the review believes that there is input or output without a corresponding issue of invoice, R$ 10,488.

In addition, the subsidiary IPP has infraction of the non-approval of set-off of IPI credits appropriate under inputs taxed whose outputs were under the protection of immunity. The non-provisioned amount of contingency, updated as of June 30, 2010, is R$ 55,339 (R$ 54,780 as of March 31, 2010). The subsidiary also has legal lawsuits to guarantee the compensation of overpaid PIS values before the declaration of unconstitutionality of Decrees 2445/88 and 2449/88, and decided to include part of these cases within the Law 11941/09 amnesty, recording the corresponding amount of R$ 29,670 as taxes payable. The non-provisioned amount for the others cases updated as of June 30, 2010 is R$ 49,760 (R$ 50,464 as of March 31, 2010).

In 1990, the Union of Workers in Petrochemical Plants, of which the employees of the subsidiaries Oxiteno Nordeste and EMCA are members, filed an action against the subsidiaries to enforce adjustments established under a collective labor agreement, in lieu of the salary policies actually implemented. At the same time, the Employers’ Association proposed a collective bargaining for interpretation and clarification of Clause Four of the agreement. Based on the opinion of its legal counsel, who reviewed the latest decision of STF in the collective bargaining and the position of the individual action of the subsidiary Oxiteno Nordeste, management of the subsidiaries did not deem it necessary to record a provision as of June 30, 2010.

Subsidiary Cia. Ultragaz is facing an administrative case pending before the CADE, for alleged anticompetitive practice in cities in the Triângulo Mineiro region in 2001. Recently, the CADE entered a decision against Cia. Ultragaz imposing a penalty of R$ 23,104. This administrative decision had its execution suspended under court order and the merits are being discussed in court. Based on the above elements and on the opinion of its legal counsel, the subsidiary’s management did not record a provision to this contingency.

Subsidiary Cia. Ultragaz is the defendant in legal proceedings for damages arising from an explosion in 1996 in a shopping mall located in the City of Osasco, State of São Paulo. Such proceedings involve: (i) individual proceedings brought by victims of the explosion seeking

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

compensation for loss of income and pain and suffering (ii) request for compensation for expenses of the shopping mall administrator and its insurer; and (iii) class action seeking economic and non-economic damages for all victims injured and dead. The subsidiary believes that it produced evidence that the defective gas pipelines in the shopping mall caused the accident, and Ultragaz’s local LPG storage facilities did not contribute to the explosion. Out of the 64 actions decided to date, 63 were favorable, of which 29 are already shelved; only 1 was adverse and the subsidiary was sentenced to pay R$ 17. There is only 1 action yet to be decided. The subsidiary has insurance coverage for these legal proceedings, and the value not insured is R$ 19,554. The Company did not record any provision for this value because it considers the chances of realization of this contingency as essentially remote.

The Company and its subsidiaries have provisions for settlement of terms of contracts with customers and ex-service providers, as well as environmental issues, in the amount of R$ 86,781 as of June 30, 2010 (R$ 86,355 as of March 31, 2010) and also a provision of R$ 17,602 as of June 30, 2010 (R$ 18,098 as of March 31, 2010) to meet the contingencies of labor litigation.

The Company and its subsidiaries have other pending administrative and legal proceedings, which were estimated by their legal counsel as possible and/or remote risk (less-likely-than-50%), and the related potential losses were not provided for by the Company and its subsidiaries based on these opinions. The Company and its subsidiaries also have litigations for recovery of taxes and contributions, which were not recorded in the interim financial statements due to their contingent nature.

Movements in provisions are as follows:

Provisions	Balance as of Mar. 31, 2010	Additions	Write-offs	Adjustments	Balance as of Jun. 30, 2010

IRPJ and CSLL	167,351	13,382	(190)	2,420	182,963
PIS and COFINS	71,341	2,082	-	1,071	74,494
ICMS	193,561	17,328	(52,489)	894	159,294
INSS	7,301	-	(45)	172	7,428
Civil litigation	86,355	-	(284)	710	86,781
Labor litigation	18,098	-	(805)	309	17,602
Others	4,857	-	(2,481)	29	2,405

Total	548,864	32,792	(56,294)	5,605	530,967

The Company and its subsidiaries decided to include within the amnesty introduced by Law 11941/09 some of their debts before the Federal Revenue Service, General Attorney of the National Treasury and Social Security with the benefits of reduction of fines, interest and legal charges set in this Law, and recorded in its interim financial information for March 31, 2010 an expense of R$ 15,264, net of taxes.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

b.	Contracts

Subsidiary Tequimar has agreements with CODEBA and Complexo Industrial Portuário Governador Eraldo Gueiros in connection with its port facilities in Aratu and Suape, respectively. Such agreements set a minimum value for cargo movement, as shown below:

Port	Minimun moviment in tons per year	Maturity

Aratu	100,000	2016
Aratu	900,000	2022
Suape	250,000	2027
Suape	400,000	2029

If the annual movement is less than the minimum required, then the subsidiary will have to pay the difference between the actual movement and the minimum required by the agreements, using the port rates in effect at the date established for payment. As of June 30, 2010, such charges were R$ 5.79 and R$ 1.38 per ton for Aratu and Suape, respectively. The subsidiary has met the minimum cargo movement requirements since the beginning of the agreements.

Subsidiary Oxiteno Nordeste has a supply agreement with Braskem S.A. setting a minimum value for quarterly consumption of ethylene and establishing conditions for the supply of ethylene until 2021. The minimum purchase commitment and the actual demand accumulated to June 30, 2010 and June 30, 2009, expressed in tons of ethylene, are shown below. In case of breach of the minimum purchase commitment, the subsidiary agrees to pay a penalty of 40% of the current ethylene price, to the extent of the shortfall. The provision of minimum purchase commitment is under renegotiation with Braskem, including the minimum purchase commitment related to 2009.

	Minimum purchase commitment (accumulated first semester)			Accumulated demand First semester (actual)

	2010		2009	2010	2009

In tons of ethylene	87,921	(*)	94,219	94,411	72,543

(*)	Adjusted for the maintenance stoppage carried out by Braskem in the period.

In August 2008, the subsidiary Oxiteno S.A signed an Ethylene Supply Agreement with Quattor Química S.A., maturiting in 2023, which establishes and regulates the conditions for supply of ethylene to Oxiteno based on the international market for this product. The minimum purchase is 19,800 tons of ethylene semiannually. In case of breach, the subsidiary agrees to pay a penalty of 30% of the current ethylene price, to the extent of the shortfall.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

c.	Insurance coverage in subsidiaries

The Company maintains appropriate insurance policies to cover several risks to which it is exposed, including asset insurance against losses caused by fire, lightning, explosion of any kind, gale, aircraft crash, and electric damage, and other risks, covering the bases and other branches of all subsidiaries, except RPR, which maintains its own insurance. The maximum compensation value, including loss of profits, based on the risk analysis of maximum loss possible at a certain site is US$ 1,050 million.

The General Responsibility Insurance program covers the Company and its subsidiaries with a maximum aggregate coverage of US$ 400 million against losses caused to third parties as a result of accidents related to commercial and industrial operations and/or distribution and sales of products and services.

Group Life and Personal Accident, Health, National and International Transportation and All Risks insurance policies are also maintained.

The coverages and limits of the insurance policies maintained are based on a careful study of risks and losses conducted by local insurance advisors, and the type of insurance is considered by management to be sufficient to cover potential losses based on the nature of the business conducted by the companies. The risk assumptions adopted, given their nature, are not part of the scope of a review on interim financial information, and consequently haven’t been reviewed by our independent accountants.

d.	Operating lease contracts

The subsidiaries IPP and Serma have operating lease contracts for the use of IT equipment.

These contracts have terms of 36 months. The subsidiaries have the option to purchase the assets at a price equal to the fair market price on the date of option, and management does not intend to exercise such option.

The future disbursements (installments), assumed under these contracts, total approximately:

	06/30/2010	03/31/2010

Up to 1 year	752	554
More than 1 year	776	553
	1,528	1,107

The total payments of operating lease recognized as expense for the quarter was R$ 171 (R$ 127 as of June 30, 2009).

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

25	Employee benefits and private pension plan (Consolidated)

a.	ULTRAPREV- Associação de Previdência Complementar

The Company and its subsidiaries offer a defined-contribution pension plan to its employees, which is managed by Ultraprev - Associação de Previdência Complementar. Under the plan, the basic contribution of each participating employee is calculated by multiplying a percentage ranging from 0% to 11%, which is annually defined by the participant based on his/her salary. The sponsor companies match the amount of the basic contribution paid by the participant. As the participants retire, they choose to receive monthly either: (i) a percentage, ranging from 0.5% to 1.0%, of the fund accumulated for the participant with Ultraprev; or (ii) a fixed monthly amount that will exhaust the fund accumulated for the participant within a period ranging from 5 to 25 years. Thus, the Company and its subsidiaries do not assume responsibility for guaranteeing amounts and periods of pension benefits. As of June 30, 2010, the Company and its subsidiaries contributed R$ 6,414 (R$ 5,107 as of June 30, 2009) to Ultraprev, which amount is recorded as expense in the income statement for the year. The total number of employees participating in the plan as of June 30, 2010 was 7,189 active participants and 45 retired participants. In addition, Ultraprev had 30 former employees receiving benefits under the previous plan whose reserves are fully constituted.

b.	Post-employment benefits

Ipiranga and RPR recognized a provision for post-employment benefits mainly related to seniority bonus, payment of Severance Pay Fund, and health and life insurance plan for eligible retirees.

The net liabilities for such benefits recorded as of June 30, 2010 are R$ 102,040 (R$ 102,040 as of March 31, 2010), of which R$ 11,955 (R$ 11,955 as of March 31, 2010) are recorded as current liabilities and R$ 90,085 (R$ 90,085 as of March 31, 2010) as long-term liabilities.

The amounts related to such benefits were determined based on a valuation conducted by an independent actuary and are recorded in the interim financial statements in accordance with Resolution CVM 371/2000.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

26	Expenses by nature

The Company opted for disclosing its consolidated income statement by function and is presenting below its breakdown by nature:

	06/30/2010	06/30/2009

Raw materials and materials for use and consumption	18,434,090	14,486,282
Freight and storage	300,712	246,269
Depreciation and amortization	263,792	241,555
Personnel expenses	516,060	460,740
Advertising and marketing	63,194	54,286
Services provided by third parties	58,237	54,808
Lease of real property and equipment	28,254	29,398
Other expenses	78,380	74,411

Total	19,742,719	15,647,749

Classified as:
Cost of products and services sold	18,812,184	14,840,649
General and administrative	363,473	347,461
Selling and marketing	567,062	459,639

Total	19,742,719	15,647,749

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

27	Earnings per share

The table below presents a reconciliation of numerators and denominators used in the computing earnings per share. As mentioned in Note 9.c), the Company has a share compensation plan. The impact of this share compensation plan on earnings per share was minimal for all the periods presented and consequently, the Company has not been presenting a separate calculation of diluted earnings per share.

	06/30/2010	06/30/2009

Net income attributable to shareholders of the Company	315,560	179,138
Weighted average shares outstanding (in thousands)	133,951	133,888
Basic and diluted earnings per share – whole R$	2.36	1.34

28	Other comprehensive income

Other comprehensive income comprises movements recognized directly in shareholders’ equity, such as the valuation adjustment and the cumulative translation adjustments, which, if recognized in income statement, would affect the net income.

	06/30//2010	06/30/2009

Net income attributable to shareholders of the Company	315.560	179.138
Net income attributable of non-controlling interest in subsidiaries	(1.910)	2.708
Net income under New BR GAAP	313.650	181.846

Valuation adjustment (see Note 19.g)	225	1.781
Cumulative translation adjustments (see Note 19.h)	(14.406)	(7.731)

Total comprehensive income	299.469	175.896
Total comprehensive income attributable to shareholders of the Company	301.379	173.188
Total comprehensive income attributable of non-controlling interest in subsidiaries	(1.910)	2.708

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

29	Other information – Market announcement

On July 1, 2010, the Company announced that it had concluded the sale of Ultracargo’s in-house logistics, solid bulk storage and road transportation businesses with the transfer of the shares of AGT – Armazéns Gerais e Transporte Ltda. and Petrolog Serviços e Armazéns Gerais Ltda. to Aqces Logística Internacional Ltda. and the receipt of R$ 74 million by Ultracargo, in addition to the R$ 8 million deposit received upon the announcement of the transaction on March 31, 2010.  This transaction allows Ultracargo Participações to focus exclusively on its liquid bulk storage business, segment in which it has a leadership position and which already represented approximately 85% of the results after the recent acquisitions of União Terminais and Puma and investments in capacity expansions at the Aratu, Santos and Suape terminals.

OTHER INFORMATION CONSIDERED MATERIAL BY THE COMPANY

Shares directly or indirectly owned by the controlling shareholders, members of the Board of Directors, Executive Officers and members of the Fiscal Council as of June 30, 2010 (number of shares)

		Jun-30-10
	Common	Preferred	Total
Controlling Shareholders	33,748,057	40,271	33,788,328
Board of Directors¹	46	42,007	42,053
Officers²	-	280,775	280,775
Fiscal Council	-	1,100	1,100

Note:
¹Shares owned by members of the Board of Directors which were not included in Controlling Shareholders' position. Should the member not be part of the controlling group, only its direct ownership is included.

²Shares owned by Officers which were not included in Controlling Shareholders' position

Shares directly or indirectly owned by the controlling shareholders, members of the Board of Directors, Executive Officers and members of the Fiscal Council (number of shares)

		Jun-30-10		Jun-30-09
	Common	Preferred	Total	Common	Preferred	Total
Controlling Shareholders	33,748,057	40,271	33,788,328	33,748,057	294,732	34,042,789
Board of Directors¹	46	42,007	42,053	46	7	53
Officers²	-	280,775	280,775	-	251,073	251,073
Fiscal Council	-	1,100	1,100	-	1,071	1,071
Note:	¹Shares owned by member of the Board of Directors which were not included in Controlling Shareholders'position
²Shares owned by Officers which were not included in Controlling Shareholders' position

Total free float and its percentage of total shares as of June 30, 2010 (number of shares)

	Common	Preferred	Total
Total Shares	49,429,897	86,666,102	136,095,999
( - ) Shares held in treasury	6,617	2,138,772	2,145,389
( - ) Shares owned by Controlling Shareholders	33,748,057	40,271	33,788,328
( - ) Shares owned by Management	46	322,782	322,828
( - ) Shares owned by affiliates*	-	172,700	172,700

Free-float	15,675,177	83,991,577	99,666,754

% Free-float / Total Shares	31.71%	96.91%	73.23%
*Subsidiaries

The Company’s shareholders that hold more than 5% of voting or non-voting capital, up to the individual level, and breakdown of their shareholdings as of June 30, 2010 (number of shares)

ULTRAPAR PARTICIPAÇÕES S.A.	Common	%	Preferred	%	Total	%
Ultra S.A. Participações32,646,694		66.05%	12	0.00%	32,646,706	23.99%
Aberdeen Asset Management PLC1	-	-	11,942,785	13.78%	11,942,785	8.78%
Parth Investments Company2	9,311,730	18.84%	1,396,759	1.61%	10,708,489	7.87%
Caixa de Previdência dos Funcionários do Banco do Brasil3	-	-	8,200,724	9.46%	8,200,724	6.03%
Monteiro Aranha S.A.4	5,212,637	10.55%	1,004,768	1.16%	6,217,405	4.57%
Dodge & Cox, Inc.5	-	-	6,067,632	7.00%	6,067,632	4.46%
Genesis Asset Managers LLP1	-	-	4,341,794	5.01%	4,341,794	3.19%
Shares held in treasury	6,617	0.01%	2,138,772	2.47%	2,145,389	1.58%
Others	2,252,219	4.56%	51,572,856	59.51%	53,825,075	39.55%
TOTAL	49,429,897	100.00%	86,666,102	100.00%	136,095,999	100.00%
1 Fund managers headquartered in England (according to relevant shareholder position notice disclosed by the respective funds)
2 Company headquartered outside of Brazil, ownership information is not available
3 Pension fund of employees of Banco do Brasil headquartered in Brazil
4 Brazilian public listed company, ownership information is publicly available
5 Fund manager headquartered in the United States

ULTRA S.A. PARTICIPAÇÕES	Common	%	Preferred	%	Total	%
Fábio Igel	12,065,160	19.09%	4,954,685	19.55%	17,019,845	19.22%
Ana Maria Villela Igel	2,570,136	4.07%	9,208,690	36.34%	11,778,826	13.30%
Christy Participações Ltda.	6,425,199	10.17%	4,990,444	19.69%	11,415,643	12.89%
Paulo Guilherme Aguiar Cunha	10,654,109	16.86%	-	-	10,654,109	12.03%
Márcia Igel Joppert	7,084,323	11.21%	2,062,988	8.14%	9,147,311	10.33%
Rogério Igel	7,311,004	11.57%	1,615,027	6.37%	8,926,031	10.08%
Joyce Igel de Castro Andrade	6,398,967	10.12%	2,062,989	8.14%	8,461,956	9.56%
Lucio de Castro Andrade Filho	3,775,470	5.97%	-	-	3,775,470	4.26%
Others	6,917,680	10.95%	448,063	1.77%	7,365,743	8.32%
TOTAL	63,202,048	100.00%	25,342,886	100.00%	88,544,934	100.00%
Others: other individuals, none of them holding more than 5%

CHRISTY PARTICIPAÇÕES LTDA.	Capital Stock	%
Maria da Conceição Coutinho Beltrão	3,066	34.90%
Hélio Marcos Coutinho Beltrão	1,906	21.70%
Cristiana Coutinho Beltrão	1,906	21.70%
Maria Coutinho Beltrão	1,906	21.70%
TOTAL	8,784	100.00%

Interest in the subsidiaries

1 - Item	2 -Company name	3 - Corporate taxpayer number (CNPJ)	4 - Classification	5 - % of ownership interest in investee	6 - % of Investor's shareholders' equity	7 - Type of company	8 - Number of shares held in the current quarter (in thousands)	9 - Number of shares held in the prior quarter (in thousands)
1	Ultracargo - Operações Logisticas e Participações Ltda.	34.266.973/0001-99	Closely-held subsidiary	100%	13.28%	Commercial, industrial and other	9,324	9,324
2	Transultra - Armazenagem Transportes Especiais Ltda.	60.959.889/0001-60	Investee of subsidiary/affiliated	100%	1.48%	Commercial, industrial and other	34,999	34,999
3	Petrolog Serviços e Armazéns Gerais Ltda.	05.850.071/0001-05	Investee of subsidiary/affiliated	100%	0.44%	Commercial, industrial and other	969	412
4	AGT - Armazéns Gerais e Transportes Ltda.	11.404.873/0001-86	Investee of subsidiary/affiliated	100%	0.50%	Commercial, industrial and other	27,168	10
5	Terminal Quimico de Aratu S.A.	14.688.220/0001-64	Investee of subsidiary/affiliated	99%	14.49%	Commercial, industrial and other	63,372	63,372
6	União/Vopak Armazéns Gerais Ltda.	77.632.644/0001-27	Investee of subsidiary/affiliated	50%	0.11%	Commercial, industrial and other	30	30
7	Ultracargo Argentina S.A.	OFF-SHORE	Investee of subsidiary/affiliated	100%	1.47%	Commercial, industrial and other	507	507
8	Oxiteno S.A. Indústria e Comércio	62.545.686/0001-53	Closely-held subsidiary	100%	34.60%	Commercial, industrial and other	35,102	35,102
9	Oxiteno Nordeste S.A. Indústria e Comércio	14.109.664/0001-06	Investee of subsidiary/affiliated	100%	15.31%	Commercial, industrial and other	8,505	8,505
10	Oxiteno Argentina Sociedad de Responsabilidad Ltda.	OFF-SHORE	Investee of subsidiary/affiliated	100%	0.00%	Commercial, industrial and other	117	117
11	Oleoquímica Ind e Com de Prod Quím Ltda.	07.080.388/0001-27	Investee of subsidiary/affiliated	100%	10.55%	Commercial, industrial and other	590,815	490,815
12	Barrington S.L.	OFF-SHORE	Investee of subsidiary/affiliated	100%	0.92%	Commercial, industrial and other	554	554
13	Oxiteno Mexico S.A. de CV	OFF-SHORE	Investee of subsidiary/affiliated	100%	0.54%	Commercial, industrial and other	122,048	122,048
14	Oxiteno Andina, C.A .	OFF-SHORE	Investee of subsidiary/affiliated	100%	0.49%	Commercial, industrial and other	12,076	12,076
15	Oxiteno Europe SPRL	OFF-SHORE	Investee of subsidiary/affiliated	100%	0.02%	Commercial, industrial and other	1	1
16	U. A. T. E. S. P. E. Empreendimentos e Participações Ltda.	09.364.319/0001-70	Investee of subsidiary/affiliated	100%	0.42%	Commercial, industrial and other	18,220	18,220
17	Empresa Carioca de Produtos Químicos S.A.	33.346.586/0001-08	Investee of subsidiary/affiliated	100%	0.41%	Commercial, industrial and other	199,323	199,323
18	Ipiranga Produtos de Petróleo S.A.	33.337.122/0001-27	Closely-held subsidiary	100%	46.00%	Commercial, industrial and other	224,467,228	224,467,228
19	Centro de Conveniencias Millennium Ltda.	03.546.544/0001-41	Investee of subsidiary/affiliated	100%	0.04%	Commercial, industrial and other	1,171	1,171
20	Conveniências Ipiranga Norte Ltda.	05.378.404/0001-37	Investee of subsidiary/affiliated	100%	0.07%	Commercial, industrial and other	164	164
21	Ipiranga Trading Ltd.	OFF-SHORE	Investee of subsidiary/affiliated	100%	0.00%	Commercial, industrial and other	50	50
22	Tropical Transportes Ipiranga Ltda.	42.310.177/0001-34	Investee of subsidiary/affiliated	100%	0.33%	Commercial, industrial and other	254	254
23	Ipiranga Imobiliária Ltda.	07.319.798/0001-88	Investee of subsidiary/affiliated	100%	1.20%	Commercial, industrial and other	55,746	15,647
24	Ipiranga Logística Ltda.	08.017.542/0001-89	Investee of subsidiary/affiliated	100%	0.01%	Commercial, industrial and other	510	510
25	Maxfácil Participações S.A.	08.077.294/0001-61	Investee of subsidiary/affiliated	50%	1.77%	Commercial, industrial and other	11	11
26	Isa-Sul Administração e Participações Ltda.	89.548.606/0001-70	Investee of subsidiary/affiliated	100%	0.20%	Commercial, industrial and other	3,515	3,515
27	Imaven Imóveis Ltda.	61.604.112/0001-46	Investee of subsidiary/affiliated	100%	4.02%	Commercial, industrial and other	116,179	116,179
28	Companhia Ultragaz S.A.	61.602.199/0001-12	Investee of subsidiary/affiliated	99%	8.27%	Commercial, industrial and other	800,079	800,033
29	Bahiana Distribuidora de Gás Ltda.	46.395.687/0001-02	Investee of subsidiary/affiliated	100%	3.94%	Commercial, industrial and other	24	24
30	Utingás Armazenadora S.A.	61.916.920/0001-49	Investee of subsidiary/affiliated	56%	0.29%	Commercial, industrial and other	3,074	3,074
31	LPG International INC.	OFF-SHORE	Investee of subsidiary/affiliated	100%	0.18%	Commercial, industrial and other	1	1
32	am/pm Comestíveis Ltda.	40.299.810/0001-05	Investee of subsidiary/affiliated	100%	0.59%	Commercial, industrial and other	13,497	13,497
33	S.A. de Óleo Galena-Signal	61.429.387/0001-90	Investee of subsidiary/affiliated	100%	0.05%	Commercial, industrial and other	100	100
34	Oil Trading Importadora e Exportadora Ltda.	11.454.455/0001-01	Investee of subsidiary/affiliated	100%	0.79%	Commercial, industrial and other	40,000	40,000
35	Refinaria de Petróleo Riogranadense S.A.	94.845.674/0001-30	Closely-held subsidiary	33%	0.14%	Commercial, industrial and other	5,079	5,079
36	Serma Assoc.Usuarios Equip. Proc. Dados e Serv.Correlatos	61.601.951/0001-00	Closely-held subsidiary	100%	0.00%	Commercial, industrial and other	8,059	8,059

ULTRAPAR PARTICIPAÇÕES S.A.
MD&A - ANALYSIS OF CONSOLIDATED EARNINGS
Second Quarter 2010

(1) Key Indicators - Consolidated:

(R$ million)	2Q10	2Q09	1Q10	Change 2Q10 X 2Q09	Change 2Q10 x 1Q10	1H10	1H09	Change 1H10 X 1H09
Net sales and services	10,382.6	9,619.7	9,933.4	8%	5%	20,316.0	16,029.1	27%
Cost of sales and services	(9,573.7)	(8,932.0)	(9,238.5)	7%	4%	(18,812.2)	(14,840.6)	27%
Gross Profit	808.9	687.7	694.9	18%	16%	1,503.8	1,188.4	27%
Selling, general and administrative expenses	(474.6)	(479.0)	(455.9)	-1%	4%	(930.5)	(807.1)	15%
Other operating income (expense), net	2.0	1.3	7.1	58%	-72%	9.1	6.5	39%
Income on disposal of assets	(2.2)	6.8	0.4	-132%	-650%	(1.8)	9.5	-119%
Income from operations before financial items	334.2	216.7	246.4	54%	36%	580.6	397.4	46%
Financial (expense) income, net	(65.8)	(90.7)	(73.3)	-27%	-10%	(139.0)	(148.5)	-6%
Equity in subsidiaries and affiliated companies	(0.2)	0.1	0.0	-217%	-752%	(0.1)	0.0	-454%
Income before taxes and social contribution	268.2	126.1	173.2	113%	55%	441.5	249.0	77%
Income and social contribution taxes	(85.1)	(40.3)	(58.3)	111%	46%	(143.4)	(76.9)	87%
Benefit of tax holidays	8.5	2.8	7.1	199%	19%	15.6	9.8	60%
Net income for the year	191.6	88.7	122.0	116%	57%	313.6	181.8	72%
Net income attributable to Ultrapar	190.3	87.3	125.2	118%	52%	315.6	179.1	76%
Net income attributable to non-controlling interests	1.3	1.4	3.2	-195%	-60%	(1.9)	2.7	-171%
EBITDA	467.0	344.4	379.1	36%	23%	846.2	629.4	34%

Volume – LPG sales – thousand tons	406.9	400.7	370.6	2%	10%	777.6	764.6	2%
Volume – Fuels sales – thousand of cubic meters	4,984.5	4,635.4	4,596.8	8%	8%	9,584.9	7,405.4	29%
Volume – Chemicals sales – thousand tons	175.5	160.0	163.8	10%	7%	339.3	283.6	20%

Considerations on the financial and operational information

Standards and criteria adopted in preparing the information

Ultrapar’s financial statements for the year ended December 31st, 2009 were prepared in accordance with the accounting directives set out in the Brazilian Corporate Law, being adopted the alterations introduced by Laws 11,638/07 and 11,941/09 (former Provisional Measure 449/08), as well as the CVM standards, instructions and guidelines, which regulate them. In connection with the process of converging the accounting practices adopted in Brazil to the international financial reporting standards (IFRS), several guidelines, interpretations, and orientations were issued during 2009 and 2010 establishing a new accounting standard in Brazil (“New BR GAAP”). Ultrapar decided to adopt the New BR GAAP in its interim financial statements for the nine-month period ended September 30th, 2010 and information for 2009 contained therein. The interim financial statements for June 30th, 2010 and March 31st, 2010, as well as the information for 2009, were restated and presented in accordance with the New BR GAAP, as described in Note 3 to the interim financial statements for September 30th, 2010.

For an understanding the effects of the adoption of the new legislation, we released financial spreadsheets on CVM’s website (www.cvm.gov.br) as well as on Ultrapar’s website (www.ultra.com.br) demonstrating the impacts of the accounting changes introduced by the New BR GAAP on the main line items of the quarterly financial statements for 2009 and 2010, year ended December 31st, 2009, and nine-month period ended September 30th, 2010 in comparison with the amounts that would have been obtained without such changes. Additional information on the changes resulting from the adoption of the New BR GAAP is available in notes 2 and 3 of the interim financial statements for September 30th, 2010.

The financial information of Ultragaz, Ipiranga, Oxiteno, and Ultracargo is reported without elimination of intercompany transactions. Therefore, the sum of such information may not correspond to the consolidated financial information of Ultrapar. In addition, except when otherwise indicated, the amounts presented in this document are expressed in millions of R$ and, therefore, are subject to rounding off. Consequently, the total amounts presented in the tables may differ from the direct sum of the amounts that precede them.

Effect of the acquisition of Texaco
In August 2008, Ultrapar announced the signing of the sale and purchase agreement for the acquisition of Texaco’s fuel distribution business in Brazil. The results of Texaco were consolidated in Ultrapar’s financial statements from April 1st, 2009, after the closing of the transaction on March 31st, 2009. Ultrapar’s financial statements in periods prior to 2Q09 do not include Texaco’s results.

Effect of the divestment – Ultracargo’s road transportation, in-house logistics and solid bulk storage
On July 1st, 2010, Ultrapar concluded the sale of Ultracargo’s in-house logistics, solid bulk storage and road transportation businesses, with the transfer of the shares of AGT – Armazéns Gerais e Transporte Ltda. and Petrolog Serviços e Armazéns Gerais Ltda. to Aqces Logística Internacional Ltda. and the receipt of R$ 74 million, in addition to the R$ 8 million deposit received upon the announcement of the transaction on March 31st, 2010. Consequently, the financial statements of Ultrapar and Ultracargo from 3Q10 onwards include only the results of the liquid bulk storage business.

(2) Performance Analysis:

Net Sales and Services: Ultrapar’s consolidated net sales and services amounted to R$ 10,383 million in 2Q10, up 8% over 2Q09, as a consequence of the growth in sales in Ipiranga, Ultragaz and Oxiteno. Compared with 1Q10, Ultrapar’s net sales and services increased by 5% due to seasonality between the periods. In the first half of 2010, Ultrapar's net sales and services amounted to R$ 20,316 million, up 27% compared with the first half of 2009, mainly as a consequence of the consolidation of Texaco's net sales and services from 2Q09 onwards.

Ultragaz: In 2Q10, Ultragaz’s sales volume amounted to 407 thousand tons, up 2% over 2Q09. In the bottled segment, Ultragaz sales volume remained stable compared with 2Q09. In the bulk segment, sales volume grew 4% due to the higher level of economic activity and a recovery in the industrial activity. Compared with 1Q10, Ultragaz’s sales volume increased by 10%, as a result of seasonality between periods. For the first half of 2010, Ultragaz’s sales volume totals 778 thousand tons in sales volume, 2% growth compared with 1H09. Ultragaz’s net sales and services amounted to R$ 922 million in 2Q10, up 7% over 2Q09, as a result of higher sales volume, an increase in the cost of LPG used in the bulk segment from January 2010 onwards and commercial initiatives and operational efficiency programs implemented. Compared with 1Q10, net sales and services increased by 10%, in line with the sales volume progression. For 1H10, Ultragaz’s net sales and services totaled R$ 1,764 million, up 8% from 1H09.

Ipiranga: Ipiranga’s sales volume totaled 4,984 thousand cubic meters in 2Q10, 8% higher than that in 2Q09. Sales volume of fuels for light vehicles grew by 4%, mainly as a consequence of the increase in the light vehicle fleet during the last 12 months. Diesel volume grew by 11% due to the higher level of economic activity in 2Q10. Compared with 1Q10, sales volume increased by 8% as a result of seasonality between quarters. In 1H10, Ipiranga’s sales volume totals 9,581 thousand cubic meters, up 29% over 1H09, mainly due to the consolidation of Texaco’s volume from 2Q09 onwards. Ipiranga’s net sales and services amounted to R$ 8,843 million in 2Q10, up 8% over 2Q09, in line with sales volume variation. Compared with 1Q10, Ipiranga’s net sales and services revenues grew by 3% as a consequence of the increase in sales volume, partially offset by the lower average price derived from (i) a decrease in the share of gasoline in the product mix in 2Q10 and (ii) the reduction in ethanol cost in 2Q10, due to the increased availability of the product compared with 1Q10. In 1H10, Ipiranga's net sales and services amounted to R$ 17,408 million, a 31% increase compared with 1H09, mainly as a consequence of the consolidation of Texaco's net sales and services from 2Q09 onwards.

Oxiteno: Oxiteno’s sales volume totaled 176 thousand tons, up 10% (16 thousand tons) over 2Q09, highlighting the 15% increase in sales volume of specialty chemicals, on the back of higher level of economic activity compared with 2Q09 and enabled by the expansions in the production capacity. In the Brazilian market, sales volume increased by 18% (19 thousand tons), with positive progression in all markets, notably in specialty chemicals sold to the cosmetics, agrochemicals and coatings industries. Sales volume outside Brazil decreased by 7% (4 thousand tons) due to higher spot sales of glycols in 2Q09. Compared with 1Q10, sales volume increased by 7% (12 thousand tons) as a result of seasonality between quarters. Oxiteno’s sales volume for 1H10 totals 339 thousand tons, up 20% over 1H09. Oxiteno’s net sales and services totaled R$ 549 million in 2Q10, up 17% over 2Q09, despite the 14% stronger Real, as a consequence of the recovery in average dollar prices and a 10% growth in sales volume. Compared with 1Q10, Oxiteno’s net sales and services increased by 16%, as a consequence of the recovery in average dollar prices and the seasonally higher volume. Net sales and services in 1H10 totaled R$ 1,021 million, up 10% from 1H09.

Ultracargo: In 2Q10, Ultracargo reported a 14% increase in average effective storage compared with 2Q09, due to the consolidation of the terminal acquired in Suape in December 2009 and higher volume of operations in Aratu terminal, on the back of the capacity expansion completed, partially offset by a reduction in the handling of ethanol. In the transportation segment, total kilometrage travelled in 2Q10 declined by 13% compared with 2Q09, especially due to Ultracargo’s decision to reduce its presence in certain segments during 2009. Compared with 1Q10, Ultracargo’s average effective storage was 4% higher and the total kilometrage travelled increased by 2%. In 1H10, Ultracargo accumulates an 18% increase in the average effective storage of its terminals and a 16% decrease in the total kilometrage travelled. Ultracargo’s net sales and services amounted to R$ 86 million in 2Q10, down 2% from 2Q09, despite the 14% increase in average storage, due to a reduction in kilometrage travelled. Compared with 1Q10, Ultracargo’s net sales and services grew by 5%, mainly due to the progression in average storage. For 1H10, Ultracargo’s net sales and services totaled R$ 169 million, in line with 1H09.

Cost of Good Sold: Ultrapar’s cost of goods sold amounted to R$ 9,574 million in 2Q10, up 7% from 2Q09, as a result of the higher volume of operations in all the businesses. Compared with 1Q10, Ultrapar’s cost of goods sold increased by 4%, especially due to seasonality between quarters. In the first half of 2010, Ultrapar's cost of goods sold amounted to R$ 18,812 million, a 27% increase compared with the first half of 2009, mainly as a consequence of the consolidation of Texaco's cost of goods sold from 2Q09 onwards.

Ultragaz: Ultragaz’s cost of goods sold amounted to R$ 772 million in 2Q10, up 5% over 2Q09, as a consequence of a 6% increase in ex-refinery cost of LPG used in the bulk segment from January 2010 onwards and higher sales volume. Compared with 1Q10, the cost of products sold increased by 8%, mostly in line with the sales volume variation. For 1H10, Ultragaz’s cost of goods sold totaled R$ 1,487 million, 5% higher than that in 1H09.

Ipiranga: Ipiranga’s cost of goods sold amounted to R$ 8,363 million in 2Q10, up 7% over 2Q09, mainly as a result of the 8% growth in sales volume. Compared with 1Q10, the cost of goods sold grew by 3%, lower than the growth of 8% in the volume, as a consequence of (i) a decrease in the share of gasoline in the product mix in 2Q10 and (ii) the decrease in ethanol cost in 2Q10, due to the increased availability of the product compared with 1Q10. In 1H10, Ipiranga’s cost of goods sold totaled R$ 16,487 million, 31% higher than that reported in 1H09, mainly as a consequence of the consolidation of Texaco’s cost of goods sold from 2Q09 onwards.

Oxiteno: Oxiteno’s cost of goods sold in 2Q10 amounted to R$ 428 million, up 9% over 2Q09, as a result of the 10% increase in sales volume and higher costs of raw material in dollars, partially offset by the 14% stronger Real. Compared with 1Q10, Oxiteno’s cost of goods sold increased by 8%, in line with sales volume variation, while raw material prices in dollars and the exchange rate remained stable in the period. For 1H10, Oxiteno’s cost of goods sold totaled R$ 823 million, up 7% from 1H09.

Ultracargo: Ultracargo’s cost of services provided amounted to R$ 43 million in 2Q10, down 16% over 2Q09, mainly due to its reduced presence in the transportation segment and a R$ 6 million reduction in depreciation resulting from the revision in the useful life of assets. Compared with 1Q10, Ultracargo’s cost of services provided grew by 5%, due to the progression in the volume of operations. For 1H10, Ultracargo’s cost of services provided totaled R$ 84 million, down 16% from 1H09.

Gross profit: Ultrapar’s gross profit amounted to R$ 809 million in 2Q10, up 18% from 2Q09 as a consequence of the growth seen in all the businesses. Compared with 1Q10, Ultrapar’s gross profit was up by 16%, as a consequence of seasonality in its businesses. In 1H10, Ultrapar’s gross profit totalled R$ 1,504 million, a 27% increase compared with 1H09.

Sales, General and Administrative Expenses: Sales, general and administrative expenses at Ultrapar reached R$ 475 million in 2Q10, down 1% from 2Q09 and up 4% over 1Q10. In the first half of 2010, Ultrapar’s sales, general and administrative expenses totaled R$ 931 million, up 15% compared with the first half of 2009, basically as a consequence of the consolidation of Texaco’s sales, general and administrative expenses from 2Q09 onwards.

Ultragaz: Ultragaz’s sales, general and administrative expenses amounted to R$ 94 million in 2Q10, up 14% over 2Q09 as a consequence of (i) an increase in personnel expenses, due to the effects of inflation and higher variable compensation, in line with the earnings progression, and (ii) an increase in expenses related to promotional and sales campaigns. Compared with 1Q10, sales, general and administrative expenses increased by 7%, due to the increase in sales volume in 2Q10, partially offset by higher expenses related to promotional and sales campaigns in 1Q10.

For 1H10, Ultragaz’s sales, general and administrative expenses totaled R$ 181 million, up 23% compared with 1H09.

Ipiranga: Ipiranga’s sales, general and administrative expenses totaled R$ 284 million in 2Q10, down 8% compared with 2Q09, despite the 8% increase in sales volume, due to the expenses related to the conversion of Texaco service stations, integration of acquired operations and the implementation of the operational and administrative synergy plan. Compared with 1Q10, sales, general and administrative expenses remained stable, despite the 8% increase in sales volume, due to higher expenses related to advertising and marketing in 1Q10. For 1H10, Ipiranga’s sales, general and administrative expenses totaled R$ 568 million, up 16% from 1H09, mainly due to the consolidation of Texaco’s sales, general and administrative expenses from 2Q09 onwards.

Oxiteno: Oxiteno’s sales, general and administrative expenses totaled R$ 74 million in 2Q10, up 11% and 15% compared with 2Q09 and 1Q10 respectively, as a consequence of (i) higher freight expenses resulting from increased sales volume and (ii) higher variable compensation, in line with the strong earnings progression. For 1H10, sales, general and administrative expenses totaled R$ 139 million, up 9% compared with 1H09.

Ultracargo: Ultracargo’s sales, general and administrative expenses totaled R$ 23 million in 2Q10, up 4% from 2Q09, despite the 14% growth in stored volume and the effects of inflation in the period, mainly as a result of the reduced presence in the transportation segment and operational synergies resulting from União Terminais’ integration during 2009. Compared with 1Q10, Ultracargo’s sales, general and administrative expenses increased by 16%, especially due to higher indemnification expenses related to the transportation segment in 2Q10. For 1H10, sales, general and administrative expenses totaled R$ 42 million, down 5% compared with 1H09.

Income from Operations before Financial Items: Ultrapar’s income from operations before financial items amounted to R$ 334 million in 2Q10, up 54% from 2Q09 as a consequence of the increase in the income from operations before financial items of all the businesses. Compared with 1Q10, Ultrapar’s income from operations before financial items was up by 36% due to the seasonality in its businesses. In 1H10, Ultrapar’s income from operations before financial items totalled R$ 581 million, a 46% increase compared with 1H09.

Depreciation and Amortization: Total depreciation and amortization costs and expenses in 2Q10 amounted to R$ 131 million, down R$ 4 million and R$ 2 million from 2Q09 and 1Q10, respectively. In 1H10, Ultrapar’s total depreciation costs and expenses amounted to R$ 264 million, up R$ 22 million from 1H09.

Financial result: Ultrapar reported net financial expense of R$ 66 million in 2Q10, R$ 25 million lower than that in 2Q09, mainly as a result of the reduction in the cost of debt and the lower average net debt. The net debt to last 12 months EBITDA ratio decreased from 2.0 times at the end of 2Q09, right after the disbursement for the acquisition of Texaco, to 1.4 times at the end of 2Q10. Compared with 1Q10, net financial expense was R$ 7 million lower. In 1H10, Ultrapar reported net financial expense of R$ 139 million, R$ 9 million lower than that in 1H09.

Income and Social Contribution / Benefit of Tax Holidays: Ultrapar reported income tax and social contribution expenses, net of benefit of tax holidays of R$ 77 million in 2Q10, compared with an expense of R$ 37 million in 2Q09, especially due to the lower pre-tax profit. Compared with 1Q10, income tax and social contribution expenses, net of benefit of tax holidays was up 50%. In 1H10, income tax and social contribution expenses, net of benefit of tax holidays amounted to R$ 128 million, 90% up from 1H09.

Net Earnings: Ultrapar’s consolidated net earnings in 2Q10 amounted to R$ 192 million, a growth of 116% and 57% over 2Q09 and 1Q10, respectively, mainly due to the EBITDA growth and lower financial expenses in 2Q10. In 1H10, Ultrapar reported net earnings of R$ 314 million, a growth of 72% over 1H09.

EBITDA: Ultrapar’s EBITDA amounted to R$ 467 million in 2Q10, 36% and 23% growth over 2Q09 and 1Q10, respectively. In the first half of 2010, Ultrapar’s EBITDA amounted to R$ 846 million, up 34% compared with the first half of 2009 as a result of the EBITDA growth in all the businesses and the consolidation of Texaco’s EBITDA from 2Q09 onwards.

Ultragaz: Ultragaz’s EBITDA amounted to R$ 83 million in 2Q10, up 13% over 2Q09, especially due to a recovery in margins, to which the operational efficiency programs implemented contributed, and an improvement in the bulk segment performance, partially offset by an increase in expenses related to promotional and sales campaigns and higher variable compensation. Compared with 1Q10, Ultragaz’s EBITDA increased by 18%, mainly as a consequence of a seasonally higher volume. For 1H10, Ultragaz’s EBITDA reached R$ 154 million, up 22% from 1H09.

Ipiranga: Ipiranga’s EBITDA amounted to R$ 268 million in 2Q10, up 42% over 2Q09, mainly on the back of higher sales volume and the implementation of the operational and administrative synergy plan. Compared with

1Q10, Ipiranga’s EBITDA increased by 18%, due to seasonal increase in volumes. For 1H10, Ipiranga’s EBITDA reached R$ 496 million, up 44% from 1H09.

Oxiteno: Oxiteno’s EBITDA totaled R$ 71 million in 2Q10, up 96% over 2Q09, despite the 14% stronger Real, as a consequence of the 10% increase in sales volume and the recovery in margins. Compared with 1Q10, Oxiteno’s EBITDA increased by 86%, as a consequence of seasonally higher volume and the recovery in margins. Oxiteno’s unit EBITDA reached US$ 225/ton in 2Q10, up 107% and 75% over 2Q09 and 1Q10, respectively. For 1H10, Oxiteno’s EBITDA reached R$ 109 million, up 31% from 1H09.

Ultracargo: Ultracargo’s EBITDA amounted to R$ 28 million in 2Q10, a 1% increase over 2Q09, having the higher volume of operations in its terminals been partially offset by the lower kilometrage travelled in the transportation segment. In relation to 1Q10, the company’s EBITDA decreased by 7%, mainly as a result of higher administrative expenses in 2Q10. For 1H10, Ultracargo’s EBITDA reached R$ 59 million, up 13% from 1H09.

EBITDA

R$ million	2Q10	2Q09	1Q10	Change 2Q10 X 2Q09	Change 2Q10 x 1Q10	1H10	1H09	Change 1H10 x 1H09
Ultrapar	467.0	344.4	379.1	36%	23%	846.2	629.4	34%
Ultragaz	83.3	73.8	70.9	13%	18%	154.2	125.9	22%
Ipiranga	268.3	189.3	227.6	42%	18%	496.0	343.3	44%
Oxiteno	70.8	36.2	38.0	96%	86%	108.8	83.1	31%
Ultracargo	28.4	28.0	30.4	1%	-7%	58.8	52.0	13%

The purpose of including EBITDA information is to provide a measure for assessing our ability to generate cash from our operations. The EBITDA presented above was calculated based on the income before financial result, including depreciation and amortization and excluding income on disposal of assets. In managing our business we rely on EBITDA as a means for assessing our operating performance and a portion of our employee profit sharing plan is linked to EBITDA performance. Because EBITDA excludes income on disposal of assets, net financial income (expense), income tax, depreciation and amortization, it provides an indicator of general economic performance that is not affected by debt restructurings, fluctuations in interest rates or effective tax rates, or levels of income on disposal of assets, depreciation and amortization. Accordingly, we believe that this type of measurement is useful for comparing general operating performance from period to period and making certain related management decisions. We also calculate EBITDA in connection with covenants related to some of our financing. We believe that EBITDA enhances the understanding of our financial performance and our ability to satisfy principal and interest obligations with respect to our indebtedness as well as to fund capital expenditures and working capital requirements. EBITDA is not a measure of financial performance under Brazilian GAAP. EBITDA should not be considered in isolation, or as a substitute for net income, as a measure of operating performance, as a substitute for cash flows from operations or as a measure of liquidity. EBITDA has material limitations that impair its value as a measure of a company’s overall profitability since it does not address certain ongoing costs of our business that could significantly affect profitability such as financial expenses and income taxes, depreciation or capital expenditures and associated charges.

We hereby inform that, in accordance with the requirements of CVM Resolution 381/03, our independent auditors KPMG Auditores Independentes have not performed during these first six months of 2010 any service other than the external audit of the financial statements of Ultrapar and affiliated companies and subsidiaries.

Item 3

São Paulo, November 10th, 2010 - Ultrapar Participações S.A. (BMF&BOVESPA: UGPA4 / NYSE: UGP), a company engaged in fuel distribution (Ultragaz/Ipiranga), chemicals (Oxiteno) and storage for liquid bulk (Ultracargo), hereby reports its results for the third quarter of 2010.

Results conference call

Brazilian conference call / APIMEC
November 12th, 2010
09:30 a.m. (US EST)
Place: Hotel Tivoli São Paulo – Mofarrej
(Jardins room)
São Paulo - SP
Telephone for connection: +55 11 2188 0155
Code: Ultrapar

International conference call
November 12th, 2010
12:00 p.m. (US EST)
Participants in the USA: +1 800 418 6854
Participants in Brazil: 0800 891 9722
Participants International: +1 973 200 3114
Code: Ultrapar or 18571880

IR contact
E-mail: invest@ultra.com.br
Telephone: + 55 11 3177 7014
Website: www.ultra.com.br

Ultrapar Participações S.A.
UGPA4 = R$ 101.80/share (09/30/10)
UGP = US$ 61.20/ADR (09/30/10)

We report one more quarter of strong growth in our results, achieving record levels of EBITDA and net earnings. In October, we acquired the fuel distributor DNP, advancing in Ipiranga’s expansion plan, started with the acquisition of Texaco.

➢  VOLUME GROWTH OVER 3Q09 IN ALL BUSINESS UNITS

➢  SEVENTEENTH QUARTER OF GROWTH IN ULTRAPAR’S EBITDA, REACHING R$ 437 MILLION IN 3Q10, UP 18% OVER 3Q09

➢  ULTRAPAR REPORTS RECORD NET EARNINGS OF R$ 211 MILLION, UP 58% OVER 3Q09

➢  ULTRAPAR ANNOUNCES ACQUISITION OF DNP AND ACCELERATES EXPANSION IN THE NORTH OF BRAZIL

➢  ULTRACARGO CONCLUDES SALE OF ITS IN-HOUSE LOGISTICS, SOLID BULK STORAGE AND ROAD TRANSPORTATION BUSINESSES AND ANNOUNCES EXPANSION IN SANTOS

“Our businesses continue to reap benefits from the economic growth and the larger scale of operations derived from the investments made, reporting the seventeenth consecutive quarter of positive evolution in EBITDA.  We recently took one more step forward in Ipiranga’s expansion plan towards the North, Northeast, and Midwest of Brazil with the acquisition of DNP, the fourth largest fuel distributor in Northern Brazil.  This acquisition places Ipiranga in a better position to capture the accelerated regional growth and the additional benefits from the larger operating scale, reinforcing the strategy initiated with the acquisition of Texaco. Simultaneously, we closed the sale of our road transportation, solid bulk storage and in-house logistics businesses, focusing Ultracargo on the liquid bulk storage business.”

                                                               Pedro Wongtschowski – CEO

Considerations on the financial and operational information

Standards and criteria adopted in preparing the information

Ultrapar’s financial statements for the year ended December 31st, 2009 were prepared in accordance with the accounting directives set out in the Brazilian Corporate Law, being adopted the alterations introduced by Laws 11,638/07 and 11,941/09 (former Provisional Measure 449/08), as well as the CVM standards, instructions and guidelines, which regulate them. In connection with the process of converging the accounting practices adopted in Brazil to the international financial reporting standards (IFRS), several guidelines, interpretations, and orientations were issued during 2009 and 2010 establishing a new accounting standard in Brazil (“New BR GAAP”). Ultrapar decided to adopt the New BR GAAP in its interim financial statements for the nine-month period ended September 30th, 2010 and information for 2009 contained therein. The interim financial statements for June 30th, 2010 and March 31st, 2010, as well as the information for 2009, were restated and presented in accordance with the New BR GAAP, as described in Note 3 of the interim financial statements for September 30th, 2010, available on Ultrapar’s website (www.ultra.com.br).

In order to allow gradual transition between accounting standards and facilitate comparability of financial statements with periods prior to the adoption of the above-mentioned accounting changes, the amounts presented in this document do not reflect such changes. For an understanding of the effects of the adoption of the new legislation, we released financial spreadsheets on CVM’s website (www.cvm.gov.br) as well as on Ultrapar’s website (www.ultra.com.br) demonstrating the impacts of the accounting changes introduced by the New BR GAAP on the main line items of the quarterly financial statements for 2009 and 2010, year ended December 31st, 2009, and nine-month period ended September 30th, 2010 in comparison with the amounts that would have been obtained without such changes. Additional information on the changes resulting from the adoption of the New BR GAAP is available in notes 2 and 3 of the interim financial statements for September 30th, 2010.

The financial information of Ultragaz, Ipiranga, Oxiteno, and Ultracargo is reported without elimination of intercompany transactions. Therefore, the sum of such information may not correspond to the consolidated financial information of Ultrapar. In addition, except when otherwise indicated, the amounts presented in this document are expressed in millions of R$ and, therefore, are subject to rounding off. Consequently, the total amounts presented in the tables may differ from the direct sum of the amounts that precede them.

Effect of the acquisition - Texaco

In August 2008, Ultrapar announced the signing of the sale and purchase agreement for the acquisition of Texaco’s fuel distribution business in Brazil. The results of Texaco were consolidated in Ultrapar’s financial statements from April 1st, 2009, after the closing of the transaction on March 31st, 2009. Ultrapar’s financial statements in periods prior to 2Q09 do not include Texaco’s results.

In order to provide a better understanding of the progression of Ipiranga’s recurring results, the table below summarizes Ipiranga’s results for 2Q09, 3Q09, 4Q09, 1Q10, 2Q10, and 3Q10 ex-non-recurring expenses related to the conversion of Texaco service stations into the Ipiranga brand and to the integration of the acquired operations. The analysis and discussion of the progression in Ipiranga’s results presented in this document exclude non-recurring items, in order to provide comparability of the information and better understanding of the company’s performance.

	IPIRANGA EX-NON-RECURRING EXPENSES
	QUARTER ENDED IN
	SEPTEMBER 2010	JUNE 2010	MARCH 2010¹	DECEMBER 2009	SEPTEMBER 2009	JUNE 2009

Net sales	9,321.3	8,837.6	8,591.5	8,988.7	8,183.6	8,212.9
Cost of sales and services	(8,834.5)	(8,361.9)	(8,120.2)	(8,483.1)	(7,742.2)	(7,780.5)
Gross profit	486.8	475.7	471.2	505.6	441.4	432.4
Operating expenses	(287.3)	(274.6)	(267.5)	(285.4)	(266.4)	(269.2)
Selling	(156.6)	(150.9)	(147.8)	(136.0)	(136.1)	(140.5)
General and administrative	(99.6)	(92.4)	(87.7)	(104.0)	(86.2)	(96.0)
Depreciation and amortization	(31.0)	(31.3)	(32.0)	(45.4)	(44.1)	(32.6)
Other operating results	7.8	5.5	6.4	10.1	3.4	2.2
EBIT	207.3	206.6	210.1	230.3	178.4	165.4
EBITDA	238.8	238.2	242.7	277.9	224.7	200.1
Depreciation and amortization	31.5	31.6	32.6	47.6	46.3	34.7
EBITDA margin (R$/m³)	46	48	53	55	47	43

1 The information for 1Q10 also exclude the effects of adhering the Federal and Mato Grosso State’s tax financing program, with an impact of R$ 22 million on Ipiranga’s EBITDA. Additional information is available in note 22.a. to the financial statements for the quarter ended March 31st, 2010, available on Ultrapar’s website (www.ultra.com.br).

2

Effect of the divestment - Ultracargo’s road transportation, in-house logistics, and solid bulk storage

On July 1st, 2010, Ultrapar sold Ultracargo’s in-house logistics, solid bulk storage, and road transportation businesses, with the transfer of shares of AGT – Armazéns Gerais e Transporte Ltda. and Petrolog Serviços e Armazéns Gerais Ltda. to Aqces Logística Internacional Ltda. and the receipt of R$ 74 million, in addition to the R$ 8 million deposit received upon announcement of the transaction on March 31st, 2010. Consequently, the financial statements of Ultrapar and Ultracargo from 3Q10 onwards include only the results of the liquid bulk storage business.

Effect of the acquisition - DNP

On October 26th, 2010, Ultrapar announced the signing of the sale and purchase agreement for the acquisition of 100% of the shares of Distribuidora Nacional de Petróleo Ltda. (“DNP”). The total value of the acquisition is R$ 85 million, subject to working capital and indebtedness adjustments on the closing date. Ultrapar and Ipiranga’s financial statements will start to consolidate the results of the acquired business from the closing of the acquisition, occurred on November 1st, 2010.

Summary of the 3rd quarter of 2010

Ultrapar – Consolidated data	3Q10	3Q09	2Q10	Δ (%) 3Q10v3Q09	Δ (%) 3Q10v2Q10	9M10	9M09	Δ (%) 9M10v9M09
Net sales and services	10,912	9,660	10,377	13%	5%	31,230	25,693	22%
Gross profit	828	727	823	14%	1%	2,375	1,948	22%
Operating profit	340	253	337	34%	1%	938	646	45%
EBITDA	437	371	433	18%	1%	1,233	966	28%
Net earnings	211	133	196	58%	8%	548	318	72%
Earnings per share¹	1.58	1.00	1.46	58%	8%	4.09	2.37	72%
Amounts in R$ million (except for EPS)
 ¹Calculated based on the number of shares over the period, excluding shares held in treasury.

Ultragaz – Operational data	3Q10	3Q09	2Q10	Δ (%) 3Q10v3Q09	Δ (%) 3Q10v2Q10	9M10	9M09	Δ (%) 9M10v9M09
Total volume (000 tons)	427	425	407	1%	5%	1,205	1,190	1%
Bottled	295	298	282	(1%)	5%	835	836	0%
Bulk	132	127	125	4%	6%	370	354	5%

Ipiranga – Operational data	3Q10	3Q09	2Q10	Δ (%) 3Q10v3Q09	Δ (%) 3Q10v2Q10	9M10	9M09	Δ (%) 9M10v9M09
Total volume (000 m³)	5,244	4,786	4,984	10%	5%	14,825	12,192	22%
Diesel	2,924	2,575	2,773	14%	5%	8,186	6,586	24%
Gasoline, ethanol and NGV	2,200	2,079	2,092	6%	5%	6,291	5,276	19%
Other²	120	132	119	(9%)	1%	348	330	6%
²Fuel oils, kerosene, lubricants and greases.

3

Oxiteno – Operational data	3Q10	3Q09	2Q10	Δ (%) 3Q10v3Q09	Δ (%) 3Q10v2Q10	9M10	9M09	Δ (%) 9M10v9M09
Total volume (000 tons)	175	169	176	3%	0%	514	453	14%
Product mix
Specialty chemicals	164	155	160	6%	3%	476	409	16%
Glycols	11	14	15	(25%)	(31%)	38	43	(12%)
Geographical mix
Sales in Brazil	123	114	126	8%	(3%)	366	307	19%
Sales outside Brazil	52	55	49	(7%)	6%	148	146	1%

Ultracargo – Operational data	3Q10	3Q09	2Q10	Δ (%) 3Q10v3Q09	Δ (%) 3Q10v2Q10	9M10	9M09	Δ (%) 9M10v9M09
Effective storage³ (000 m3)	587	487	558	21%	5%	560	472	19%
³Monthly average

Macroeconomic indicators	3Q10	3Q09	2Q10	Δ (%) 3Q10v3Q09	Δ (%) 3Q10v2Q10	9M10	9M09	Δ (%) 9M10v9M09
Average exchange rate (R$/US$)	1.75	1.87	1.79	(6%)	(2%)	1.78	2.08	(15%)
Brazilian interbank interest rate (CDI)	2.6%	2.2%	2.2%			7.0%	7.6%	(8%)
Inflation in the period (IPCA)	0.5%	0.6%	1.0%			3.6%	3.2%	12%

Highlights

➢
Acquisition of the fuel distributor DNP - On November 1st, 2010, Ultrapar closed the acquisition of 100% of the shares of DNP. The total value of the acquisition is R$ 85 million, with an initial disbursement of R$ 47 million and another R$ 38 million within 60 days after the closing date, subject to adjustments for working capital and indebtedness as of the closing date. DNP distributes fuels in the states of Amazonas, Rondônia, Roraima, Acre, Pará, and Mato Grosso through a network of 110 service stations, with 4% market share in the North of Brazil, being the fourth largest fuel distributor in this geographic area. In 2009, the combined volume of diesel, gasoline, and ethanol sold by DNP totaled approximately 260 thousand cubic meters, with EBITDA of R$ 17 million. The acquisition of DNP reinforces the strategy of expansion to the North, Northeast and Midwest regions of Brazil, where the consumption growth has been above the national average and the market share of Ipiranga is lower than that in the South and Southeast. The addition of DNP will increase the volume of Ipiranga by 40% in the region and will result in a regional market share of 14%, consolidating Ipiranga as the second largest distributor in the region and allowing a better positioning to capture the fast-paced regional growth and additional benefits from the larger local operating scale.

➢
Ultracargo focuses its activities on liquid bulk storage and announces expansion in the Santos terminal - With the completion of the sale of its internal logistics, solid bulk storage and road transportation business on July 1st, 2010, Ultracargo concentrated its activities in the liquid bulk storage business, a segment in which it has a leading position and will continue to seek opportunities to leverage the benefits of a growing demand for logistics infrastructure in Brazil. In October 2010, Ultracargo announced the expansion of the storage capacity of its terminal in Santos by 46,000 m³, with an estimated investment of R$ 62 million for 2011. The expanded operations are expected to start up in early 2012. This expansion represents a growth of 18% in Santos terminal’s capacity and 7% in Ultracargo’s overall storage capacity, strengthening Ultracargo’s position in the port of Santos’ region and reinforcing its operating scale.

4

Executive summary of the results

The macroeconomic indicators released during the third quarter of 2010 indicate continued strong growth of the Brazilian economy, as evidenced by the 9% year-over-year growth of the Brazilian GDP in the first half of 2010, boosted by the 14% growth in the manufacturing activity. Such growth has been supported by the expansion in income, employment, and credit availability, with positive effects on the automotive industry, which accumulates a 7% growth in the year-to-date number of light vehicles licensed as of September 2010 over the same period of 2009. The good performance of the Brazilian economy, combined with the public offering of Petrobras’ shares in 3Q10, resulted in a record of foreign investments in Brazil and consequently in a 15% appreciation of the Real in the year. In the international market, commodity prices remained stable, especially the oil price, which ended the 3Q10 at US$ 76/barrel, a similar level compared to 2Q10.

In 3Q10, Ultragaz’s sales volume grew by 1% compared with 3Q09, due to the 4% growth in the bulk segment, as a result of the higher level of economic activity. Ultragaz’s EBITDA reached R$ 97 million in the quarter, up 3% over 3Q09, mainly as a result of a recovery in margins, to which contributed the operational efficiency programs implemented and the performance in the bulk segment.

At Ipiranga, the expansion of the Brazilian economy combined with the continuing growth in the light vehicle fleet resulted in a 10% growth in the fuel sales volume in 3Q10 over the same period of 2009, with a growth of 14% in the volume of diesel and of 6% in the combined volume of gasoline, ethanol, and NGV. Ipiranga’s EBITDA reached R$ 239 million in 3Q10, up 6% over 3Q09.

In 3Q10, Oxiteno’s sales volume grew 3% over 3Q09, boosted by the 11% increase in the volume of specialty chemicals sold in the domestic market, as a result of the higher level of economic activity and expansions in the production capacity. Despite the 6% stronger Real, Oxiteno’s EBITDA totaled R$ 67 million in 3Q10, up 72% from 3Q09, due to the increase in sales volume and the margin recovery, to which contributed the recent stability in raw material prices and an enhanced sales mix, both product and geographic.

Ultracargo reported a 21% increase in average storage compared with 3Q09, mainly due to the consolidation of the acquired terminal in Suape in December 2009 and the higher level of occupation in the Santos and Aratu terminals, partially offset by a reduction in ethanol handling. Ultracargo’s EBITDA totaled R$ 28 million in 3Q10, down 9% from 3Q09, with the growth in average storage in liquid bulk terminals offset by the sale of in-house logistics, solid bulk storage and road transportation businesses on July 1st, 2010.

Ultrapar’s consolidated EBITDA totaled R$ 437 million in 3Q10, up 18% over 3Q09, due to the EBITDA growth in Ultragaz, Ipiranga, and Oxiteno. Net earnings for 3Q10 reached R$ 211 million, up 58% over 3Q09, especially due to the growth in EBITDA and lower costs and expenses with depreciation and amortization.

5

Operational performance

Ultragaz – In 3Q10, Ultragaz’s sales volume reached 427 thousand tons, up 1% over 3Q09. In the bottled segment, Ultragaz sales volume decreased by 0.8% as compared with 3Q09. In the bulk segment, sales volume grew 4% due to the higher level of economic activity and a recovery in the industrial activity. Compared with 2Q10, sales volume increased by 5% as a result of seasonality between periods. In 9M10, Ultragaz’s sales volume totals 1,205 thousand tons, up 1% over 9M09.

Ultragaz – Sales volume (000 tons)

Ipiranga – Ipiranga’s sales volume totaled 5,244 thousand cubic meters in 3Q10, up 10% over that of 3Q09. The sales volume of fuels for light vehicles grew by 6%, mainly as a consequence of the increase in the light vehicle fleet during the last 12 months. The diesel volume grew 14% due to the higher level of economic activity in 3Q10. Compared with 2Q10, sales volume increased by 5% as a result of seasonality between quarters. In 9M10, Ipiranga accumulates sales volume of 14,825 thousand cubic meters, up 22% over 9M09, mainly on the back of the consolidation of Texaco’s volume from 2Q09 onwards.

Ipiranga – Sales volume (000 m3)

6

Oxiteno – Oxiteno’s sales volume totaled 175 thousand tons, up 3% (6 thousand tons) over 3Q09, highlighting the 11% increase in sales volume of specialty chemicals sold in the Brazilian market, on the back of higher level of economic activity compared with 3Q09, and enabled by the expansions in the production capacity. The total volume sold in Brazil rose by 8% (9 thousand tons), notably in specialty chemicals sold to the agrochemicals, cosmetics and detergents industries. Sales volume outside Brazil was down by 7% (4 thousand tons), due to higher spot sales of glycols and specialty chemicals in 3Q09. Compared with 2Q10, sales volume remained stable. Oxiteno’s sales volume in 9M10 totals 514 thousand tons, up 14% over 9M09.

 Oxiteno – Sales volume (000 tons)

Ultracargo – In 3Q10, Ultracargo reported a 21% increase in average storage over 3Q09, mainly due to the consolidation of the terminal acquired in Suape in December 2009 and the higher volume of operations in the Santos and Aratu terminals, partially offset by a reduction in ethanol handling. Compared with 2Q10, Ultracargo’s average effective storage was 5% higher. In 9M10, Ultracargo accumulates a 19% increase in the average effective storage of its terminals.

Ultracargo – Average storage
(000 m³)

7

Economic-financial performance

Net sales and services – Ultrapar’s consolidated net sales and services amounted to R$ 10,912 million in 3Q10, up 13% over 3Q09, as a consequence of the growth in sales in Ipiranga, Ultragaz, and Oxiteno. Compared with 2Q10, Ultrapar’s net sales and services increased by 5%. In 9M10, Ultrapar’s net sales and services amounted to R$ 31,230 million, up 22% over 9M09, mainly as a consequence of the consolidation of Texaco’s net sales and services from 2Q09 onwards.

Ultragaz – Ultragaz’s net sales and services amounted to R$ 976 million in 3Q10, up 5% over 3Q09, as a result of higher sales volume in the bulk segment, an increase in the cost of LPG used in the bulk segment from January 2010 onwards and commercial initiatives and operational efficiency programs implemented. Compared with 2Q10, net sales and services increased by 6%, in line with the sales volume progression. In 9M10, Ultragaz’s net sales and services totaled R$ 2,740 million, up 7% over 9M09.

Ipiranga – Ipiranga’s net sales and services amounted R$ 9,321 million in 3Q10, up 14% over net sales and services for 3Q09, as a consequence of the increase in sales volume by 10% and the increase in ethanol costs. Compared with 2Q10, Ipiranga’s net sales and services grew by 5%, in line with the sales volume progression. In 9M10, Ipiranga’s net sales and services amounted R$ 26,750 million, up 24% over 9M09, mainly as a consequence of the consolidation of Texaco’s net sales and services from 2Q09 onwards.

Ipiranga – Net sales breakdown by product

8

Oxiteno – Oxiteno’s net sales and services totaled R$ 538 million in 3Q10, up 11% over 3Q09, despite the 6% stronger Real, as a consequence of the recovery in average dollar prices and a 3% growth in sales volume. Compared with 2Q10, Oxiteno’s net sales and services dropped by 2%, as a consequence of the stronger Real. Net sales and services in 9M10 totaled R$ 1,559 million, up 10% over 9M09.

Ultracargo – Ultracargo’s net sales and services totaled R$ 65 million in 3Q10, down 26% and 25% from 3Q09 and 2Q10, respectively, with the growth in average storage in liquid bulk terminals offset by the sale of in-house logistics, solid bulk storage and road transportation businesses. In 9M10, Ultracargo’s net sales and services totaled R$ 234 million, down 9% from 9M09.

Cost of goods sold - Ultrapar’s cost of goods sold amounted to R$ 10,084 million in 3Q10, up 13% over 3Q09, as a result of the higher volume of operations in Ipiranga, Ultragaz, and Oxiteno. Compared with 2Q10, Ultrapar’s cost of goods sold increased by 6%. In 9M10, Ultrapar’s cost of goods sold amounted to R$ 28,855 million, up 22% over 9M09, mainly as a consequence of the consolidation of Texaco’s cost of goods sold from 2Q09 onwards.

Ultragaz – Ultragaz’s cost of goods sold amounted to R$ 796 million in 3Q10, up 3% over 3Q09, as a consequence of a 6% increase in ex-refinery cost of LPG used in the bulk segment from January 2010 onwards and higher sales volume. Compared with 2Q10, the cost of goods sold increased by 5%, in line with the sales volume progression. In 9M10, Ultragaz’s cost of goods sold totaled R$ 2,252 million, up 5% over 9M09.

Ipiranga – Ipiranga’s cost of goods sold amounted to R$ 8,835 million in 3Q10, up 14% over 3Q09, mainly as a result of the 10% growth in sales volume and the increase in ethanol costs. Compared with 2Q10, the cost of goods sold increased by 6%, in line with the sales volume progression. In 9M10, Ipiranga’s cost of goods sold totaled R$ 25,317 million, up 24% over 9M09, mainly due to the consolidation of Texaco’s cost of goods sold from 2Q09 onwards.

Oxiteno – Oxiteno’s cost of goods sold in 3Q10 amounted to R$ 422 million, up 5% over 3Q09, as a result of the 3% increase in sales volume and extraordinary costs resulting from the scheduled maintenance stoppage of the Camaçari plant, with the higher unit variable cost in dollar offset by the 6% stronger Real. Compared with 2Q10, the cost of goods sold remained stable, in line with the sales volume progression. In 9M10, Oxiteno’s cost of goods sold totaled R$ 1,236 million, up 5% over 9M09.

Ultracargo – Ultracargo’s cost of services provided amounted to R$ 27 million in 3Q10, down 44% and 36% from 3Q09 and 2Q10, respectively, mainly due to the effect of the sale of in-house logistics, solid bulk storage and road transportation businesses. In 9M10, Ultracargo’s cost of services provided totaled R$ 111 million, down 25% from 9M09.

Sales, general and administrative expenses – Sales, general and administrative expenses of Ultrapar reached R$ 492 million in 3Q10, up 3% and 1% over 3Q09 and 2Q10, respectively. In 9M10, Ultrapar’s sales, general and administrative expenses totaled R$ 1,449 million, up 11% over 9M09, basically as a consequence of the consolidation of Texaco’s sales, general and administrative expenses from 2Q09 onwards.

Ultragaz – Ultragaz’s sales, general and administrative expenses amounted to R$ 108 million in 3Q10, up 15% over 3Q09, as a consequence of (i) an increase in expenses related to promotional and sales campaign, (ii) effects of inflation on expenses, and (iii) higher variable compensation, in line with the earnings progression. Compared with 2Q10, sales, general and administrative expenses grew by 2%, below the seasonal variation of 5% in sales volume, as a consequence of higher expenses in promotional and sales campaign in 2Q10. In 9M10, Ultragaz’s sales, general and administrative expenses totaled R$ 320 million, up 16% over 9M09.

Ipiranga – Ipiranga’s sales, general and administrative expenses totaled R$ 287 million in 3Q10, up 8% over 3Q09, due to the higher volume sold, effects of inflation on expenses and expenses related with maintenance and expansion projects. Compared with 2Q10, sales, general and administrative expenses grew by 5%, as a result of the same items above. In 9M10, Ipiranga’s sales, general and administrative totaled R$ 829 million, up 16% over 9M09, mainly due to the consolidation of Texaco’ sales, general and administrative expenses from 2Q09 onwards.

9

Oxiteno – Oxiteno’s sales, general and administrative expenses totaled R$ 76 million in 3Q10, up 13% over 3Q09, mainly due to higher variable compensation, in line with the progression of results. Compared with 2Q10, sales, general and administrative expenses decreased by 6%, mainly due to higher variable compensation in 2Q10. Sales, general and administrative expenses totaled R$ 223 million in 9M10, up 12% over 9M09.

Ultracargo – Ultracargo’s sales, general and administrative expenses totaled R$ 17 million in 3Q10, down 19% and 25% over 3Q09 and 2Q10, respectively, mainly due to the effect of the sale of in-house logistics, solid bulk storage and road transportation businesses and higher indemnification expenses in 2Q10. Sales, general and administrative expenses totaled R$ 61 million in 9M10, down 10% from 9M09.

EBITDA – Ultrapar’s EBITDA amounted to R$ 437 million in 3Q10, up 18% and 1% over 3Q09 and 2Q10, respectively. In 9M10, Ultrapar’s EBITDA totaled R$ 1,233 million, up 28% over 9M09, as a result of the EBITDA growth in all businesses and the consolidation of Texaco’s EBITDA from 2Q09 onwards.

Ultragaz – Ultragaz’s EBITDA amounted to R$ 97 million in 3Q10, up 3% over 3Q09, especially due to a recovery in margins, to which the operational efficiency programs implemented contributed, and an improvement in the bulk segment performance, partially offset by an increase in expenses related to promotional and sales campaigns and higher variable compensation. Compared with 2Q10, Ultragaz’s EBITDA increased by 16%, mainly as a consequence of a seasonally higher volume. In 9M10, Ultragaz’s EBITDA totaled R$ 251 million, up 14% over 9M09.

Ipiranga – Ipiranga’s EBITDA amounted to R$ 239 million in 3Q10, up 6% over 3Q09, mainly on the back of higher sales volume and synergy gains from the integration of Texaco, partially offset by strong fluctuations in the availability of ethanol in the market. Compared with 2Q10, Ipiranga’s EBITDA remained mainly stable, with an increase of 5% in sales volume offset by higher expenses in the quarter. In 9M10, Ipiranga’s EBITDA totaled R$ 720 million, up 27% over 9M09.

In 3Q10, Ipiranga’s reported EBITDA, which considers non-recurring items, amounted to R$ 236 million, up 19% over 3Q09 and stable in relation to 2Q10. In 9M10, Ipiranga’s reported EBITDA totaled R$ 682 million, up 32% over 9M09.

Oxiteno – Oxiteno’s EBITDA totaled R$ 67 million in 3Q10, up 72% over 3Q09, despite the 6% stronger Real, as a consequence of the recovery in margins and the 3% increase in sales volume. Compared with 2Q10, Oxiteno’s EBITDA decreased by 5%, due to the scheduled maintenance stoppage of the Camaçari plant and the stronger Real. Oxiteno’s unit EBITDA reached US$ 219/ton in 3Q10, up 77% over 3Q09 and at the same level as 2Q10. In 9M10, Oxiteno’s EBITDA totaled R$ 177 million, up 55% over 9M09.

10

Ultracargo – Ultracargo’s EBITDA amounted to R$ 28 million in 3Q10, a 9% decrease from 3Q09, with the growth in average storage in liquid bulk terminals offset by the sale of in-house logistics, solid bulk storage and road transportation businesses. Compared with 2Q10, Ultracargo’s EBITDA decreased by 2%, influenced by the above-mentioned factors and by higher administrative expenses in 2Q10. In 9M10, Ultracargo’s EBITDA totaled R$ 87 million, up 5% over 9M09.

Depreciation and amortization – Total depreciation and amortization costs and expenses in 3Q10 were R$ 98 million, down R$ 21 million from 3Q09, mainly as a result of the revision in the economic useful life of assets in accordance with Technical Standard ICPC (Brazilian Accounting Pronouncements Committee) 10, in effect from January 1st, 2010 onwards. Compared with 2Q10, Ultrapar’s total depreciation and amortization costs and expenses grew by 2%. In 9M10, Ultrapar’s depreciation and amortization costs and expenses totaled R$ 295 million, down R$ 25 million from 9M09.

Financial result – Ultrapar reported net financial expense of R$ 64 million in 3Q10, up R$ 4 million over net financial expense for 3Q09 and down R$ 4 million from 2Q10. The net debt to last 12 months EBITDA ratio decreased from 1.7 times at the end of 3Q09 to 1.4 times at the end of 3Q10. In 9M10, Ultrapar’s reported net financial expense totaled R$ 207 million, up R$ 1 million over 9M09.

Net earnings – Ultrapar’s consolidated net earnings in 3Q10 amounted to R$ 211 million, up 58% over 3Q09, mainly due to the EBITDA growth and lower depreciation and amortization costs and expenses. Compared with 2Q10, net earnings grew by 8%. In 9M10, Ultrapar’s reported net earnings of R$ 548 million, up 72% over 9M09.

Investments – Total investment, net of disposals and repayments, amounted to R$ 129 million in 3Q10, allocated as follows:

• At Ultragaz, R$ 45 million were invested mainly in new clients in the bulk segment and renewal of bottles.

• At Ipiranga, R$ 105 million were invested in the conversion of unbranded service stations, new service stations, renewal and improvement of the distribution network. Of the total amounted invested, R$ 49 million were related to additions to fixed assets and R$ 56 million were related to financing and bonuses to clients, net of repayments.

• At Oxiteno, R$ 43 million were invested, concentrated on projects to expand the ethylene oxide and ethoxylation production capacities in Camaçari.

• Ultracargo invested R$ 13 million, mainly in the expansion of the Suape terminal (30 thousand m3).

R$ million	3Q10	9M10
Additions to fixed assets1
Ultragaz	45	123
Ipiranga	49	129
Oxiteno	43	190
Ultracargo	13	34
Total – additions to fixed assets	155	487
Financing and bonuses to clients2 – Ipiranga	56	140
Acquisition (disposal) of equity interest	(82)	(82)
Total investments, net of disposals and repayments	129	545

11

Ultrapar in the capital markets

Ultrapar’s average daily trading volume in 3Q10 was R$ 31 million/day, 17% higher than the average of R$ 27 million/day in 3Q09, considering the combined trading on the BM&FBovespa and the NYSE. Ultrapar’s share price closed 3Q10 quoted at R$ 101.80/share on the BM&FBovespa, with an accumulated appreciation of 18% in the quarter and 43% over the last 12 months. In the same periods, the Ibovespa index appreciated by 14% and 13%, respectively. At the NYSE, Ultrapar’s shares appreciated by 29% in 3Q10 and appreciated by 52% over the last 12 months, while the Dow Jones index appreciated by 10% in 3Q10 and 11% over the last 12 months. Ultrapar closed 3Q10 with a market value of R$ 14 billion, up 43% over 3Q09.

Outlook

With the acquisition of DNP, we took one more step forward in implementing Ipiranga’s expansion strategy towards the North, Northeast, and Midwest of Brazil, regions that will continue to be the priority in our distribution network expansion plan. In addition, the positive effects of the higher economic activity in diesel sales and visibility for continued growth in the vehicle fleet will further benefit Ipiranga. Ultracargo, focused on liquid bulk storage, will benefit from greater specialization in services provided and the good prospects for the industry, derived from the growing demand for logistics infrastructure and investment opportunities. Ultragaz will continue to reap the good prospects for the bulk segment, in which it is a prominent leader. At Oxiteno, the growth in the volume of specialty chemicals in the domestic market, resulting from the higher economic activity, provides a better sales mix, helping to offset the effects of the Real appreciation seen over the past few quarters. Finally, the good prospects in each of our businesses, combined with our resilience and the greater dynamism of the economy, allow the visibility for maintaining the current growth trajectory of the company’s results.

12

Forthcoming events

Conference Call / Webcast: November 12th, 2010

Ultrapar will be holding a conference call for analysts on November 12th, 2010 to comment on the company's performance in the third quarter of 2010 and outlook. The presentation will be available for download on the company's website 30 minutes prior to the conference call.

Brazilian / Public Meeting (APIMEC): 9:30 a.m. (US EST)
Telephone for connection: +55 11 2188 0155
Code: Ultrapar

International: 12:00 p.m. (US EST)
Participants in the USA: +1 800 418 6854
Participants in Brazil: 0800 891 9722
Participants International: +1 973 200 3114
Code: Ultrapar or 18571880

WEBCAST live via Internet at www.ultra.com.br. Please connect 15 minutes in advance.

This document may contain forecasts of future events. Such predictions merely reflect the expectations of the Company's management. Words such as: "believe", "expect", "plan", "strategy", "prospects", "envisage", "estimate", "forecast", "anticipate", "may" and other words with similar meaning are intended as preliminary declarations regarding expectations and future forecasts. Such declarations are subject to risks and uncertainties, anticipated by the Company or otherwise, which could mean that the reported results turn out to be significantly different from those forecasts. Therefore, the reader should not base investment decisions solely on these estimates.

13

Operational and market Information

Financial focus	3Q10	3Q09	2Q10	9M10	9M09
EBITDA margin Ultrapar	4.0%	3.8%	4.2%	3.9%	3.8%
Net margin Ultrapar	1.9%	1.4%	1.9%	1.8%	1.2%
Focus on human resources	3Q10	3Q09	2Q10	9M10	9M09
Number of employees – Ultrapar	8,760	9,533	9,331	8,760	9,533
Number of employees – Ultragaz	4,043	4,116	4,021	4,043	4,116
Number of employees – Ipiranga	2,304	2,343	2,289	2,304	2,343
Number of employees – Oxiteno	1,561	1,528	1,529	1,561	1,528
Number of employees – Ultracargo	524	1,231	1,168	524	1,231
Focus on capital markets	3Q10	3Q09	2Q10	9M10	9M09
Number of shares (000)	136,096	136,096	136,096	136,096	136,096
Market capitalization1 – R$ million	12,706	8,974	11,292	11,713	8,259
BM&FBovespa	3Q10	3Q09	2Q10	9M10	9M09
Average daily volume (shares)	256,919	334,773	371,356	309,304	329,645
Average daily volume (R$ 000)	23,888	22,091	30,776	26,535	20,106
Average share price (R$/share)	93.0	66.0	82.9	85.8	61.0
NYSE	3Q10	3Q09	2Q10	9M10	9M09
Quantity of ADRs2 (000 ADRs)	13,104	12,271	13,029	13,104	12,271
Average daily volume (ADRs)	80,484	71,827	82,315	83,031	90,070
Average daily volume (US$ 000)	4,362	2,522	3,918	4,094	2,564
Average share price (US$/ADR)	54.2	35.1	47.6	49.3	28.5
Total	3Q10	3Q09	2Q10	9M10	9M09
Average daily volume (shares)	337,403	406,601	453,672	392,335	419,714
Average daily volume (R$ 000)	31,500	26,811	37,640	33,767	25,472

All financial information is presented according to the accounting principles laid down in the Brazilian Corporate Law. All figures are expressed in Brazilian Reais, except for the amounts on page 22, which are expressed in US dollars and were obtained using the average exchange rate (commercial dollar rate) for the corresponding periods.

For additional information, please contact:

Investor Relations - Ultrapar Participações S.A.
+55 11 3177 7014
invest@ultra.com.br
www.ultra.com.br

1 Calculated based on the weighted average price in the period.
2 1 ADR = 1 preferred share.

14

ULTRAPAR
CONSOLIDATED BALANCE SHEET
In millions of Reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN
	SEP	SEP	JUN
	2010	2009	2010
ASSETS
Cash and financial investments	2,927.5	1,808.3	2,978.1
Trade accounts receivable	1,693.7	1,588.3	1,643.0
Inventories	1,092.5	920.5	1,024.7
Defered income tax and social contribution	183.4	156.4	204.8
Other	387.2	378.4	366.8
Total Current Assets	6,284.3	4,851.9	6,217.3

Investments	23.2	23.1	23.2
Property, plant and equipment and intangibles	4,754.7	4,626.2	4,745.3
Deferred charges	6.1	11.2	7.3
Financial investments	29.2	7.2	5.8
Defered income tax and social contribution LT	381.6	485.1	395.5
Trade accounts receivable LT	371.7	295.0	353.4
Other long term assets	240.1	180.6	232.2
Total Long Term Assets	5,806.7	5,628.4	5,762.6

TOTAL ASSETS	12,091.0	10,480.3	11,980.0

LIABILITIES
Loans and financing	669.3	965.4	737.2
Debentures	92.5	41.3	56.7
Suppliers	768.7	692.1	687.4
Payroll and related charges	200.9	169.7	167.2
Taxes	219.6	167.3	194.5
Other accounts payable	65.5	65.5	69.4
Total Current Liabilities	2,016.5	2,101.3	1,912.3

Loans and financing	3,347.1	1,889.1	3,315.2
Debentures	1,191.8	1,192.7	1,190.3
Defered income tax and social contribution	17.2	12.0	26.4
Other long term liabilities	311.8	409.5	361.0
Total Long Term Liabilities	4,867.9	3,503.2	4,892.9
TOTAL LIABILITIES	6,884.4	5,604.5	6,805.1

STOCKHOLDERS' EQUITY
Capital	3,696.8	3,696.8	3,696.8
Capital reserve	1.7	1.1	1.6
Revaluation reserves	7.7	8.9	7.9
Profit reserves	1,134.4	941.7	1,133.7
Mark to market adjustments	(6.3)	(7.0)	(3.8)
Cumulative translation adjustment	(22.3)	(5.1)	(19.7)
Retained earnings	371.4	200.0	336.7
Total Stockholders' Equity	5,183.4	4,836.3	5,153.1
Minority Interests	23.2	39.5	21.7
TOTAL STOCKHOLDERS' EQUITY & M.I.	5,206.6	4,875.8	5,174.9

TOTAL LIAB. AND STOCKHOLDERS' EQUITY	12,091.0	10,480.3	11,980.0

Cash and financial investments	2,956.7	1,815.5	2,983.8
Debt	5,300.6	4,088.5	5,299.3
Net cash (debt)	(2,343.9)	(2,273.0)	(2,315.5)

15

ULTRAPAR
CONSOLIDATED INCOME STATEMENT
In millions of Reais (except per share data) - Accounting practices adopted in Brazil

	QUARTERS ENDED IN			ACCUMULATED
	SEP	SEP	JUN	SEP	SEP
	2010	2009	2010	2010	2009

Net sales and services	10,911.8	9,660.3	10,377.4	31,229.9	25,693.5

Cost of sales and services	(10,083.8)	(8,932.9)	(9,554.5)	(28,854.6)	(23,745.6)

Gross profit	828.0	727.4	822.9	2,375.3	1,947.9

Operating expenses
Selling	(235.4)	(218.4)	(232.4)	(692.6)	(600.6)
General and administrative	(191.1)	(180.2)	(189.1)	(556.4)	(507.3)
Depreciation and amortization	(65.5)	(78.6)	(65.9)	(200.1)	(202.3)

Other operating income (expenses)	3.5	2.7	1.8	11.9	8.1

EBIT	339.5	252.9	337.3	937.9	645.8

Financial results	(63.7)	(59.7)	(67.8)	(206.8)	(205.6)
Financial income	82.2	35.7	50.6	179.0	125.6
Financial expenses	(145.8)	(95.5)	(118.5)	(385.8)	(331.2)

Equity in earnings (losses) of affiliates	(0.0)	0.1	(0.2)	(0.2)	0.1

Other income (expense)	10.5	6.3	(2.2)	9.1	16.2

Income before taxes	286.3	199.5	267.1	740.1	456.6

Provision for income and social contribution tax	(82.2)	(70.5)	(78.3)	(217.0)	(150.1)
Benefit of tax holidays	8.8	5.4	8.5	24.4	15.2

Income before minority interest	212.9	134.4	197.3	547.5	321.6

Minority interest	(1.5)	(1.0)	(1.3)	0.4	(3.7)

Net Income	211.3	133.4	196.0	547.9	317.9

EBITDA	437.2	371.1	433.4	1,233.0	965.8
Depreciation and amortization	97.7	118.2	96.1	295.0	319.9
Total investments, net of disposals and repayments	129.2	295.8	210.9	544.7	1,726.0

RATIOS

Earnings / share - R$	1.58	1.00	1.46	4.09	2.37

Net debt / Stockholders' equity	0.45	0.47	0.45	0.45	0.47
Net debt / LTM EBITDA	1.45	1.75	1.49	1.45	1.75
Net interest expense / EBITDA	0.15	0.16	0.16	0.17	0.21
Gross margin	7.6%	7.5%	7.9%	7.6%	7.6%
Operating margin	3.1%	2.6%	3.3%	3.0%	2.5%
EBITDA margin	4.0%	3.8%	4.2%	3.9%	3.8%

16

ULTRAPAR
CONSOLIDATED CASH FLOW STATEMENT
In millions of Reais - Accounting practices adopted in Brazil

	JAN - SEP
	2010	2009

Cash Flows from operating activities	791.7	1,196.9
Net income	547.9	317.9
Minority interest	(0.4)	3.7
Depreciation and amortization	295.0	319.9
Working capital	(258.0)	575.2
Financial expenses (A)	299.6	24.3
Deferred income and social contribution taxes	85.0	18.8
Other (B)	(177.4)	(62.9)

Cash Flows from investing activities	(404.6)	(1,686.6)
Additions to fixed assets, net of disposals	(486.8)	(326.0)
Acquisition and sale of equity investments	82.2	(1,360.6)

Cash Flows from (used in) financing activities	288.8	142.2
Issuances of short term debt	220.9	251.2
Amortization of short term debt	(1,585.3)	(1,891.9)
Issuances of long term debt	2,006.4	2,026.3
Related companies	(2.6)	(1.7)
Dividends paid (C)	(339.3)	(241.7)
Other (D)	(11.4)	-

Net increase (decrease) in cash and cash equivalents	675.9	(347.5)

Cash from subsidiaries acquired	(2.4)	29.4

Cash and cash equivalents at the beginning of the period (E)	2,283.2	2,133.6

Cash and cash equivalents at the end of the period (E)	2,956.7	1,815.5

Supplemental disclosure of cash flow information
Cash paid for interest (F)	191.4	141.0
Cash paid for income and social contribution taxes (G)	36.6	23.3

(A)	Comprised of interest and exchange rate and inflationary variation expenses on loans and financing. Does not include revenues from interest and exchange rate and inflationary variation on cash equivalents.
(B)	Comprised mainly of cost of permanent asset sold and noncurrent assets and liabilities variations net.
(C)	Includes dividends paid by Ultrapar and its subsidiaries to third parties.
(D)	Minority interest portion in the capital reduction of Utingás, in which Ultragaz holds a 56% stake.
(E)	Includes long term investments.
(F)	Included in cash flow used in financing activities.
(G)	Included in cash flow from operating activities.

17

ULTRAGAZ
CONSOLIDATED BALANCE SHEET
In millions of Reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN
	SEP	SEP	JUN
	2010	2009	2010

OPERATING ASSETS
Trade accounts receivable	169.9	184.9	173.8
Trade accounts receivable - noncurrent portion	26.1	26.9	27.9
Inventories	51.6	31.2	38.7
Other	33.1	27.1	26.3
Property, plant and equipment and intangibles	548.9	535.6	536.5
Deferred charges	6.1	11.2	7.3

TOTAL OPERATING ASSETS	835.7	817.0	810.4

OPERATING LIABILITIES
Suppliers	31.0	29.7	38.5
Payroll and related charges	70.8	56.7	60.3
Taxes	7.9	5.7	8.1
Other accounts payable	2.9	2.5	5.1

TOTAL OPERATING LIABILITIES	112.6	94.7	112.0

ULTRAGAZ
CONSOLIDATED INCOME STATEMENT
In millions of Reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN			ACCUMULATED
	SEP	SEP	JUN	SEP	SEP
	2010	2009	2010	2010	2009

Net sales	975.5	929.3	922.4	2,739.6	2,557.2

Cost of sales and services	(796.2)	(770.5)	(759.5)	(2,252.1)	(2,148.9)

Gross profit	179.3	158.8	162.9	487.5	408.4

Operating expenses
Selling	(44.9)	(40.8)	(44.8)	(133.1)	(115.9)
General and administrative	(33.0)	(23.2)	(30.6)	(94.1)	(70.4)
Depreciation and amortization	(30.2)	(30.2)	(30.4)	(93.2)	(89.3)

Other operating results	(4.7)	(0.8)	(4.2)	(9.3)	(2.1)

EBIT	66.5	63.8	53.0	157.8	130.8

EBITDA	96.7	94.0	83.4	251.0	220.1
Depreciation and amortization	30.2	30.2	30.4	93.2	89.3

RATIOS

Gross margin (R$/ton)	420	374	400	405	343
Operating margin (R$/ton)	156	150	130	131	110
EBITDA margin (R$/ton)	226	221	205	208	185

18

IPIRANGA
CONSOLIDATED BALANCE SHEET
In millions of Reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN
	SEP	SEP	JUN
	2010	2009	2010

OPERATING ASSETS
Trade accounts receivable	1,209.5	1,129.9	1,150.7
Trade accounts receivable - noncurrent portion	345.2	267.7	325.1
Inventories	688.7	549.9	646.8
Other	182.0	174.5	183.1
Property, plant and equipment and intangibles	1,382.3	1,391.6	1,366.4

TOTAL OPERATING ASSETS	3,807.6	3,513.7	3,672.1

OPERATING LIABILITIES
Suppliers	612.9	547.6	524.7
Payroll and related charges	58.8	59.9	49.3
Post-retirement benefits	86.6	85.9	86.6
Taxes	127.5	109.1	112.0
Other accounts payable	19.3	17.7	11.3

TOTAL OPERATING LIABILITIES	905.1	820.2	783.9

IPIRANGA
CONSOLIDATED INCOME STATEMENT
In millions of Reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN			ACCUMULATED
	SEP	SEP	JUN	SEP	SEP
	2010	2009	2010	2010	2009

Net sales	9,321.3	8,183.6	8,837.6	26,731.4	21,510.0

Cost of sales and services	(8,834.5)	(7,742.2)	(8,361.9)	(25,320.1)	(20,344.9)

Gross profit	486.8	441.4	475.7	1,411.3	1,165.1

Operating expenses
Selling	(157.8)	(144.8)	(152.1)	(459.0)	(393.7)
General and administrative	(101.2)	(103.5)	(93.7)	(291.5)	(273.0)
Depreciation and amortization	(31.0)	(44.1)	(31.3)	(94.4)	(101.1)

Other operating results	7.8	3.4	5.5	19.7	10.0

EBIT	204.6	152.4	204.1	586.1	407.3

EBITDA	236.1	198.7	235.6	681.8	514.6
Depreciation and amortization	31.5	46.3	31.6	95.7	107.3

RATIOS

Gross margin (R$/m3)	93	92	95	95	96
Operating margin (R$/m3)	39	32	41	40	33
EBITDA margin (R$/m3)	45	42	47	46	42

19

OXITENO
CONSOLIDATED BALANCE SHEET
In millions of Reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN
	SEP	SEP	JUN
	2010	2009	2010

OPERATING ASSETS
Trade accounts receivable	285.9	237.4	281.9
Inventories	329.2	309.9	312.5
Other	112.3	132.4	123.6
Property, plant and equipment and intangibles	1,569.2	1,461.4	1,555.8

TOTAL OPERATING ASSETS	2,296.6	2,141.0	2,273.8

OPERATING LIABILITIES
Suppliers	96.1	86.8	105.2
Payroll and related charges	54.9	35.5	42.1
Taxes	23.7	19.6	22.3
Other accounts payable	4.2	4.6	3.5

TOTAL OPERATING LIABILITIES	178.9	146.5	173.1

OXITENO
CONSOLIDATED INCOME STATEMENT
In millions of Reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN			ACCUMULATED
	SEP	SEP	JUN	SEP	SEP
	2010	2009	2010	2010	2009

Net sales	538.3	482.9	549.2	1,559.5	1,415.7

Cost of goods sold
Variable	(350.2)	(336.1)	(355.3)	(1,032.9)	(970.3)
Fixed	(46.9)	(41.7)	(44.1)	(131.6)	(136.2)
Depreciation and amortization	(24.7)	(24.5)	(22.4)	(71.1)	(72.2)

Gross profit	116.5	80.5	127.4	323.9	236.9

Operating expenses
Selling	(32.1)	(32.3)	(34.7)	(99.2)	(89.6)
General and administrative	(42.0)	(33.4)	(44.2)	(118.1)	(103.9)
Depreciation and amortization	(2.0)	(1.9)	(1.9)	(5.9)	(5.3)

Other operating results	(0.1)	(0.5)	(0.3)	(0.6)	(1.3)

EBIT	40.3	12.4	46.3	100.0	36.8

EBITDA	66.9	38.9	70.6	177.0	114.3
Depreciation and amortization	26.6	26.5	24.3	77.0	77.5

RATIOS

Gross margin (R$/ton)	666	477	726	630	523
Operating margin (R$/ton)	230	74	264	195	81
EBITDA margin (R$/ton)	383	230	402	344	253

20

ULTRACARGO
CONSOLIDATED BALANCE SHEET
In millions of Reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN
	SEP	SEP	JUN
	2010	2009	2010

OPERATING ASSETS
Trade accounts receivable	16.5	28.0	28.7
Inventories	1.3	2.5	2.4
Other	10.1	10.4	13.7
Property, plant and equipment and intangibles	445.2	422.0	473.0

TOTAL OPERATING ASSETS	473.1	462.9	517.7

OPERATING LIABILITIES
Suppliers	9.7	15.0	13.8
Payroll and related charges	12.7	14.9	12.4
Taxes	3.5	3.3	4.6
Other accounts payable¹	30.4	12.3	30.4

TOTAL OPERATING LIABILITIES	56.2	45.5	61.2

¹ Includes the long term obligations with clients account

ULTRACARGO
CONSOLIDATED INCOME STATEMENT
In millions of Reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN			ACCUMULATED
	SEP	SEP	JUN	SEP	SEP
	2010	2009	2010	2010	2009

Net sales	65.2	87.6	86.4	234.1	257.4

Cost of sales and services	(27.4)	(48.9)	(42.7)	(110.6)	(147.9)

Gross profit	37.8	38.6	43.7	123.4	109.5

Operating expenses
Selling	(0.2)	(0.3)	(0.3)	(0.0)	(0.6)
General and administrative	(17.1)	(21.0)	(23.0)	(60.7)	(66.3)
Depreciation and amortization	(0.1)	(0.2)	(0.1)	(0.2)	(0.7)

Other operating results	0.5	0.5	0.6	2.1	1.5

EBIT	20.9	17.6	21.0	64.6	43.4

EBITDA	27.7	30.5	28.4	86.5	82.7
Depreciation and amortization	6.9	12.9	7.4	22.0	39.3

RATIOS

Gross margin	58%	44%	51%	53%	43%
Operating margin	32%	20%	24%	28%	17%
EBITDA margin	43%	35%	33%	37%	32%

21

ULTRAPAR
CONSOLIDATED INCOME STATEMENT
In millions of US dollars except where otherwise mentioned - Accounting practices adopted in Brazil

	QUARTERS ENDED IN			ACCUMULATED
	SEP	SEP	JUN	SEP	SEP
	2010	2009	2010	2010	2009

Net sales
Ultrapar	6,237.8	5,177.2	5,790.6	17,532.3	12,328.9
Ultragaz	557.7	498.0	514.7	1,538.0	1,227.1
Ipiranga	5,328.6	4,385.8	4,931.4	15,006.9	10,321.5
Oxiteno	307.7	258.8	306.4	875.5	679.3
Ultracargo	37.3	46.9	48.2	131.4	123.5

EBITDA
Ultrapar	249.9	198.9	241.8	692.2	463.4
Ultragaz	55.3	50.4	46.5	140.9	105.6
Ipiranga	135.0	106.5	131.5	382.7	247.0
Oxiteno	38.3	20.9	39.4	99.4	54.8
Ultracargo	15.8	16.4	15.8	48.6	39.7

EBIT
Ultrapar	194.1	135.5	188.2	526.6	309.9
Ultragaz	38.0	34.2	29.6	88.6	62.7
Ipiranga	117.0	81.7	113.9	329.0	195.4
Oxiteno	23.0	6.7	25.8	56.2	17.7
Ultracargo	11.9	9.4	11.7	36.3	20.8

EBITDA margin
Ultrapar	4%	4%	4%	4%	4%
Ultragaz	10%	10%	9%	9%	9%
Ipiranga	3%	2%	3%	3%	2%
Oxiteno	12%	8%	13%	11%	8%
Ultracargo	43%	35%	33%	37%	32%

EBITDA margin / volume
Ultragaz (US$/ton)	129	119	114	117	89
Ipiranga (US$/m3)	26	22	26	26	20
Oxiteno (US$/ton)	219	123	224	193	121

Net income
Ultrapar	120.8	71.5	109.4	307.6	152.6

Net income / share (US$)	0.90	0.53	0.82	2.30	1.14

22

ULTRAPAR
LOANS
In millions of Reais - Accounting practices adopted in Brazil

LOANS	Balance in September/2010
	Ultragaz	Oxiteno	Ultracargo	Ipiranga	Ultrapar Parent Company / Other	Ultrapar Consolidated	Index/	Weighted average interest
							Currency	rate (% p.y.)	Maturity
Foreign Currency

Notes	427.7	-	-	-	-	427.7	US$	7.2	2015
Syndicated loan	-	101.9	-	-	-	101.9	US$ + LIBOR	1.2	2011
Advances on Foreign Exchange Contracts	-	60.4	-	-	-	60.4	US$	1.8	< 263 days
BNDES	14.7	37.2	0.4	2.0	-	54.2	US$	6.0	2011 to 2016
Financial institutions	-	16.9	-	-	-	16.9	MX$ + TIIE	2.5	2010 to 2014
Import Financing (FINIMP) - RPR	-	-	-	-	16.5	16.5	US$	3.5	2010
Financial institutions	-	6.7	-	-	-	6.7	US$ + LIBOR	2.1	2011
Financial institutions	-	-	-	-	1.6	1.6	US$	0.9	2011
Import Financing (FINIMP) - Tequimar	-	-	0.8	-	-	0.8	US$	7.0	2012
Financial institutions	-	0.02	-	-	-	0.02	BS	28.0	2013
BNDES	0.01	-	-	-	-	0.01	UMBNDES	7.5	2011

Subtotal	442.4	223.2	1.3	2.0	18.1	686.9

Local Currency

Banco do Brasil ¹	-	-	-	1,875.3	-	1,875.3	R$	11.8	2012 to 2015
Debentures	-	-	-	-	1,284.3	1,284.3	CDI	108.5	2012
BNDES	319.1	476.9	94.4	228.7	-	1,119.2	TJLP	3.8	2010 to 2019
Banco do Nordeste do Brasil	-	102.6	-	-	-	102.6	R$	8.5	2018
Loan - MaxFácil	-	-	-	75.5	-	75.5	CDI	100.0	2012
Research and projects financing (FINEP)	-	60.7	-	-	-	60.7	TJLP	0.7	2010 to 2014
BNDES	3.8	41.7	0.02	7.9	0.2	53.6	R$	5.9	2011 to 2020
Working capital loan - RPR	-	-	-	-	26.6	26.6	CDI	117.0	2010 to 2014
Agency for Financing Machinery and Equipment (FINAME)	-	0.3	-	7.5	-	7.8	TJLP	3.0	2010 to 2013
Financial leasing floating rate	-	-	-	5.3	-	5.3	CDI	1.7	2010 to 2011
Financial leasing fixed rate	-	-	-	0.1	1.6	1.7	R$	13.6	2011 to 2014
Others	-	-	-	1.0	-	1.0	CDI	1.7	2010 to 2011

Subtotal	323.0	682.2	94.5	2,201.3	1,312.7	4,613.7

Total	765.4	905.4	95.7	2,203.3	1,330.8	5,300.6

Composition per annum

Up to 1 year	135.0	359.2	30.8	113.8	123.0	761.8
From 1 to 2 years	143.1	231.9	33.4	611.5	4.1	1,024.0
From 2 to 3 years	43.4	116.5	16.7	841.2	1,202.2	2,220.0
From 3 to 4 years	13.2	75.9	9.4	316.5	1.5	416.5
From 4 to 5 years	7.3	48.4	5.1	319.4	0.0	380.2
Thereafter	423.4	73.5	0.3	0.9	0.1	498.2

Total	765.4	905.4	95.7	2,203.3	1,330.8	5,300.6

TIIE = Interbank Interest Rate Even / UMBNDES = BNDES Basket of Currencies / CDI = interbank deposit rate / BS = Bolivar Forte from Venezuela

	Balance in September/2010
	Ultragaz	Oxiteno	Ultracargo	Ipiranga	Ultrapar Parent Company / Other	Ultrapar Consolidated

CASH AND LONG TERM INVESTMENTS	305.8	454.7	166.1	1,455.4	574.6	2,956.7

¹ For this loan, a hedging instrument was hired with the objective of swapping the fixed to floating rate, equivalent to 99% of CDI.

23

Item 4

ULTRAPAR PARTICIPAÇÕES S.A.

Publicly Traded Company

CNPJ Nº 33.256.439/0001- 39	NIRE 35.300.109.724

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS (11/2010)

Date, Time and Location:
November 10th, 2010, at 2:30 p.m., at the Company’s headquarters, located at Av. Brigadeiro Luiz Antônio, nr 1343 – 9th floor, in the City and State of São Paulo.

Attendance:
(i) Members of the Board of Directors, duly signed; and (ii) member of the Fiscal Council, duly signed, pursuant to the terms of paragraph 3 of article 163 of the Brazilian Corporate Law.

Discussed and approved matters:

1.
Members of the Board expressed deep regret over the loss of Mr. Gilberto Tamm Barcellos Corrêa on November 4th. The Board members expressed their admiration and respect for Mr. Gilberto Tamm Barcellos Corrêa, as well as their recognition for promptly and dedicated work of the former board member and legal adviser over all these decades.

(Minutes of the meeting of the Board of Directors of Ultrapar Participações S.A., held on November 10th, 2010)

2.	Having analyzed and discussed the performance of the Company in the third quarter of the current year, the respective financial statements were approved.

Observation: The deliberations were approved by all members of the Board of Directors present, except for the Board Member Renato Ochman, who abstained from voting.

As there were no further matters to be discussed, the meeting was closed and the minutes of this meeting were written, read and approved by all the undersigned members present, including the member of the Fiscal Council.

Paulo Guilherme Aguiar Cunha – Chairman

Lucio de Castro Andrade Filho – Vice Chairman

Ana Maria Levy Villela Igel

Paulo Vieira Belotti

(Minutes of the meeting of the Board of Directors of Ultrapar Participações S.A., held on November 10th, 2010)

Nildemar Secches

Olavo Egydio Monteiro de Carvalho

Renato Ochman

Luiz Carlos Teixeira

Flavio César Maia Luz – Member of the Fiscal Council

Item 5

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Ultrapar Participações S.A. and Subsidiaries Interim financial information September 30, 2010

Ultrapar Participações S.A. and Subsidiaries

Interim financial statements

as of September 30, 2010 and 2009

Independent accountant’s review report	3 - 4

Identification	5

Balance sheets	6 - 7

Income statements	8 - 9

Statements of changes in shareholders’ equity	10 - 13

Statements of cash flows - Indirect method	14 - 17

Notes to the financial statements	18 - 85

Other information considered material by the company	86 - 87

Interest in the subsidiaries	88

MD&A – Analysis of consolidated earnings	89

1

Independent auditors’ review report

To the Board of Directors and Shareholders
Ultrapar Participações S.A.
São Paulo - SP

1.
We have reviewed the Quarterly Financial Information of Ultrapar Participações S.A. (the Company) and the consolidated Quarterly Financial Information of the Company and its subsidiaries for the quarter ended September 30, 2010, comprising the balance sheet, the statements of income, comprehensive income, cash flows, changes in shareholders’ equity, explanatory notes and management report, which are the responsibility of its management.

2.
Our review was conducted in accordance with the specific rules set forth by the IBRACON - The Brazilian Institute of Independent Auditors, in conjunction with the Federal Accounting Council - CFC and consisted mainly of the following: (a) inquiry and discussion with management responsible for the accounting, financial and operational areas of the Company and its subsidiaries, regarding the main criteria adopted in the preparation of the Quarterly Financial Information; and (b) reviewing information and subsequent events that have or may have relevant effects on the financial position and operations of the Company and its subsidiaries.

3.
Based on our review, we are not aware of any material modifications that should be made in the accounting information included in the Quarterly Financial Information described above, for these to be in accordance with accounting practices adopted in Brazil, especially the Committee for Accounting Pronouncements – CPC n° 21 – Interim Financial Statements and the rules issued by the Brazilian Securities and Exchange Commission (CVM), which are applicable to the preparation of the Quarterly Financial Information.

2

4.
As per Note n° 2, during the year of 2009 a number of Pronuncements, Interpretations and Techinical Guidance issued by the Committee for Accounting Pronuncements – CPC – were approved by the Brazilian Securities and Exchange Commission (CVM), in effect as from January 1, 2010, and changed certain accounting practices adopted in Brazil. These changes were adopted by the Company and its subsidiaries in the preparation of the Quarterly Financial Information for the quarter ended September 30, 2010 and disclosed in Note n° 2. The Quarterly Financial Information for the year and period related to 2009, presented herein for comparison purposes, were adjusted to include the changes in the accounting practices adopted in Brazil in effect in 2010.

São Paulo, November 9, 2010

KPMG Auditores Independentes
CRC 2SP014428/O-6

Anselmo Neves Macedo
Accountant CRC 1SP160482/O-6

3

Ultrapar Participações S.A. and Subsidiaries
(Convenience Translation into English from the Original Previously Issued in Portuguese)

IDENTIFICATION

01.01 - CAPITAL COMPOSITION
Number of shares	Current quarter	Prior quarter	Same quarter in prior year
(Thousands)	09/30/2010	06/30/2010	09/30/2009
Paid-up Capital
1 - Common	49,430	49,430	49,430
2 - Preferred	86,666	86,666	86,666
3 - Total	136,096	136,096	136,096
Treasury Share
4 - Common	7	7	7
5 - Preferred	2,138	2,138	2,201
6 - Total	2,145	2,145	2,208

01.02 - DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 - APPROVAL	4 - REVENUE	5 - BEGINNING OF PAYMENT	7 - TYPE OF SHARE	8 - AMOUNT PER SHARE
01	Board of Director’s Meeting	08/11/2010	Dividend	08/27/2010	ON	1.32
02	Board of Director’s Meeting	08/11/2010	Dividend	08/27/2010	PN	1.32

01.03 - SUBSCRIBED CAPITAL AND ALTERATIONS IN THE CURRENT YEAR

1 - ITEM	2 - DATE OF ALTERATION	3 - AMOUNT OF THE CAPITAL (IN THOUSANDS OF REAIS)	4 - AMOUNT OF THE ALTERATION (IN THOUSANDS OF REAIS)	5 - NATURE OF ALTERATION	7 - NUMBER OF SHARES ISSUED (THOUSAND)	8 - SHARE PRICE ON ISSUE DATE (IN REAIS)

4

Ultrapar Participações S.A. and Subsidiaries

Balance sheets

as of September 30, 2010 and June 30, 2010

(In thousands of Reais)

		Parent		Consolidated
Assets	Note
		09/30/2010	06/30/2010	09/30/2010	06/30/2010
Current assets
Cash and cash equivalents	5	461,853	421,683	2,508,421	2,446,702
Financial investments	5	72,974	56,761	485,233	571,368
Trade accounts receivable	6	-	-	1,662,266	1,630,948
Inventories	7	-	-	1,092,381	1,024,524
Recoverable taxes	8	31,623	31,690	343,945	310,506
Dividends receivable		-	-	-	-
Other receivables		671	824	15,303	18,218
Prepaid expenses	11	-	-	27,873	37,996
Total current assets		567,121	510,958	6,135,422	6,040,262

Non-current assets
Long-term assets
Financial investments	5	-	-	29,202	9,228
Trade accounts receivable	6	-	-	68,639	68,596
Related companies	9.a)	750,000	770,674	10,144	10,174
Deferred income and social contribution taxes	10.a)	193	180	604,250	644,718
Recoverable taxes	8	41,018	34,001	81,417	78,341
Escrow deposits		232	232	362,391	332,771
Other receivables		-	-	811	969
Prepaid expenses	11	-	-	25,377	30,876
		791,443	805,087	1,182,231	1,175,673
Investments
Subsidiaries	12.a)	4,791,551	4,773,840	-	-
Affiliates	12.b)	-	-	12,301	12,321
Others		-	-	2,265	2,288
Property, plant and equipment	13 and 16.g)	-	-	3,903,778	3,880,926
Intangible assets	14	246,163	246,163	1,238,491	1,231,580
Deferred charges	15	-	-	6,147	7,283
		5,037,714	5,020,003	5,162,982	5,134,398

Total non-current assets		5,829,157	5,825,090	6,345,213	6,310,071

Total assets		6,396,278	6,336,048	12,480,635	12,350,333

The accompanying notes are an integral part of these financial statements.

5

Ultrapar Participações S.A. and Subsidiaries

Balance sheets

as of September 30, 2010 and June 30, 2010

(In thousands of Reais)

		Parent		Consolidated
	Note
Liabilities		09/30/2010	06/30/2010	09/30/2010	06/30/2010

Current liabilities
Loans and financing	16	-	-	783,891	835,881
Debentures	16.f)	92,491	56,651	92,491	56,651
Finance leases	16.g)	-	-	5,887	8,090
Trade payables		56	216	768,747	687,396
Salaries and related charges		110	110	200,879	167,191
Taxes payable		19	30	165,774	148,989
Dividends payable		2,862	2,093	8,287	7,471
Income tax and social contribution payable		5	5	42,918	40,242
Post-employment benefits	25.b)	-	-	11,955	11,955
Provision for contingencies	24.a)	-	-	22,723	23,087
Provision for assets retirement obligation	17	-	-	5,551	5,703
Deferred revenue	18			13,015	13,362
Other payables		214	214	22,835	27,118
Total current liabilities		95,757	59,319	2,144,953	2,033,136

Non-current liabilities
Long-term liabilities
Financing	16	-	-	3,345,943	3,317,120
Debentures	16.f)	1,191,788	1,190,252	1,191,788	1,190,252
Finance leases	16.g)	-	-	1,108	1,569
Related companies	9.a)	-	-	4,029	4,021
Deferred income and social contribution taxes	10.a)	-	-	24,605	27,919
Provision for contingencies	24.a)	3,645	3,592	470,608	507,880
Post-employment benefits	25.b)	-	-	90,085	90,085
Provision for assets retirement obligation	17			57,462	59,233
Deferred revenue	18			5,423	4,646
Other payables		-	-	53,052	45,889
Total non-current liabilities		1,195,433	1,193,844	5,244,103	5,248,614

Non-controlling interest		-	-	23,233	21,723

Shareholders’ equity

Share capital	19.a)	3,696,773	3,696,773	3,696,773	3,696,773
Capital reserve	19.c)	4,482	4,482	1,725	1,576
Revaluation reserve	19.d)	7,731	7,873	7,731	7,873
Profit reserves	19.e)	1,268,850	1,268,850	1,268,850	1,268,850
Treasury shares	19.b)	(123,720)	(123,720)	(134,472)	(135,116)
Valuation adjustment	3.c) and 19.g)	(6,296)	(3,850)	(6,296)	(3,850)
Cumulative translation adjustments	3.o) and 19.h)	(22,317)	(19,708)	(22,317)	(19,708)
Retained earnings		279,585	252,185	256,352	230,462
	19.f)	5,105,088	5,082,885	5,068,346	5,046,860
Total liabilities and shareholders’ equity		6,396,278	6,336,048	12,480,635	12,350,333

The accompanying notes are an integral part of these financial statements.

6

Ultrapar Participações S.A. and Subsidiaries

Income statements

For the quarters ended September 30, 2010 and 2009

(In thousands of Reais)
		Parent		Consolidated
	Note
		09/30/2010	09/30/2009	09/30/2010	09/30/2009

Gross revenue from sales and services	3.a)	-	-	11,352,357	10,127,646
Deduction		-	-	(441,761)	(476,641)

Net revenue from sales and services		-	-	10,910,596	9,651,005
Cost of products and services sold	3.a)	-	-	(10,105,803)	(8,931,995)

Gross income		-	-	804,793	719,010

Operating revenues (expenses)
Selling and marketing		-	-	(294,465)	(267,721)
General and administrative		(1,194)	(740)	(180,655)	(206,552)
Other net operating income		1,209	750	2,696	2,803
Income on disposal of assets	20	-	-	11,090	6,246

Operating income before financial income and equity		15	10	343,459	253,786
Net financial income	22	6,784	(14,258)	(60,665)	(66,034)
Equity in income of subsidiaries and affiliates	12.a) and 12.b)	198,124	137,621	(22)	56

Operating income before social contribution and income taxes		204,923	123,373	282,772	187,808

Social contribution and income taxes
Current	10.b)	(2,320)	(1,591)	(52,362)	(53,095)
Deferred charges	10.b)	14	(347)	(35,084)	(17,665)
Tax incentives	10.b) and 10.c)	-	-	8,804	5,392
		(2,306)	(1,938)	(78,642)	(65,368)

Income before non-controlling interests		202,617	121,435	204,130	122,440
Non-controlling interests		-	-	(1,513)	(1,005)

Net income for the period		202,617	121,435	202,617	121,435

The accompanying notes are an integral part of these financial statements.

7

Ultrapar Participações S.A. and Subsidiaries

Income statements

For the nine-month periods ended September 30, 2010 and 2009

(In thousands of Reais)
		Parent		Consolidated
	Note
		09/30/2010	09/30/2009	09/30/2010	09/30/2009

Gross revenue from sales and services	3.a)	-	-	32,481,131	26,961,218
Deduction		-	-	(1,254,557)	(1,281,129)

Net revenue from sales and services		-	-	31,226,574	25,680,089
Cost of products and services sold	3.a)	-	-	(28,917,987)	(23,772,644)

Gross income		-	-	2,308,587	1,907,445

Operating revenues (expenses)
Selling and marketing		-	-	(861,526)	(727,360)
General and administrative		(4,636)	(2,440)	(544,128)	(554,013)
Other net operating income		5,457	2,347	11,808	9,352
Income on disposal of assets	20	-	-	9,316	15,784

Operating income before financial income and equity		821	(93)	924,057	651,208
Net financial income	22	6,970	(59,153)	(199,673)	(214,534)
Equity in income of subsidiaries and affiliates	12.a) and 12.b)	513,021	361,418	(160)	95

Operating income before social contribution and income taxes		520,812	302,172	724,224	436,769

Social contribution and income taxes
Current	10.b)	(2,596)	(1,591)	(132,018)	(131,310)
Deferred charges	10.b)	(38)	(8)	(98,836)	(16,342)
Tax incentives	10.b) and 10.c)	-	-	24,411	15,169
		(2,634)	(1,599)	(206,443)	(132,483)

Income before non-controlling interests		518,178	300,573	517,781	304,286
Non-controlling interests		-	-	397	(3,713)

Net income for the period		518,178	300,573	518,178	300,573

The accompanying notes are an integral part of these financial statements.

8

Ultrapar Participações S.A. and Subsidiaries

Statements of changes in shareholders’ equity in the parent company

For the nine-month periods ended September 30, 2010

 (In thousands of Reais)

	Note	Share capital	Capital reserve	Revaluation reserve in subsidiaries	Profit reserve	Valuation adjustment	Cumulative translation adjustments	Retained earnings	Total

Balance at December 31, 2009		3,696,773	4,482	8,156	1,145,130	(4,075)	(5,302)	6,568	4,851,732

Realization of revaluation reserve	19.d)	-	-	(425)	-	-	-	425	-
Dividends		-	-	-	-	-	-	(233,672)	(233,672)
Changes on non-controlling interest by subsidiaries		-	-	-	-	-	-	(11,784)	(11,784)
Income and social contribution taxes on realization of revaluation reserve of subsidiaries	19.d)	-	-	-	-	-	-	(130)	(130)
Valuation adjustments for financial instruments	3.c)	-	-	-	-	(2,221)	-	-	(2,221)
Currency translation of foreign subsidiaries	3.o)	-	-	-	-	-	(17,015)	-	(17,015)
Net income for the period		-	-	-	-	-	-	518,178	518,178

Balance at September 30, 2010		3,696,773	4,482	7,731	1,145,130	(6,296)	(22,317)	279,585	5,105,088

The accompanying notes are an integral part of these financial statements.

9

Ultrapar Participações S.A. and Subsidiaries

Statements of changes in shareholders’ equity in the consolidated

For the nine-month periods ended September 30, 2010

 (In thousands of Reais)
	Note	Share capital	Capital reserve	Revaluation reserve in subsidiaries	Profit reserve	Valuation adjustment	Cumulative translation adjustments	Retained earnings	Total

Balance at December 31, 2009		3,696,773	1,275	8,156	1,132,447	(4,075)	(5,302)	6,568	4,835,842

Realization of revaluation reserve	19.d)	-	-	(425)	-	-	-	425	-
Dividends		-	-	-	-	-	-	(233,672)	(233,672)
Changes on non-controlling interest by subsidiaries		-	-	-	-	-	-	(11,784)	(11,784)
Income and social contribution taxes on realization of revaluation reserve of subsidiaries	19.d)	-	-	-	-	-	-	(130)	(130)
Valuation adjustments for financial instruments	3.c)	-	-	-	-	(2,221)	-	-	(2,221)
Currency translation of foreign subsidiaries	3.o)	-	-	-	-	-	(17,015)	-	(17,015)
Treasury shares		-	450	-	1,931	-	-	-	2,381
Net income for the period		-	-	-	-	-	-	518,178	518,178

Balance at September 30, 2010		3,696,773	1,725	7,731	1,134,378	(6,296)	(22,317)	279,585	5,091,579

The accompanying notes are an integral part of these financial statements.

10

Ultrapar Participações S.A. and Subsidiaries

Statements of changes in shareholders’ equity in the parent company

For the quarters ended September 30, 2010

 (In thousands of Reais)
	Note	Share capital	Capital reserve	Revaluation reserve in subsidiaries	Profit reserve	Valuation adjustment	Cumulative translation adjustments	Retained earnings	Total

Balance at June 30, 2010		3,696,773	4,482	7,873	1,145,130	(3,850)	(19,708)	252,185	5,082,885

Realization of revaluation reserve	19.d)	-	-	(142)	-	-	-	142	-
Dividends		-	-	-	-	-	-	(176,815)	(176,815)
Income and social contribution taxes on realization of revaluation reserve of subsidiaries	19.d	-	-	-	-	-	-	(55)	(55)
Valuation adjustments for financial instruments	3.c)	-	-	-	-	(2,446)	-	-	(2,446)
Currency translation of foreign subsidiaries	3.o)	-	-	-	-	-	(2,609)	-	(2,609)
Changes on non-controlling interest by subsidiaries		-	-	-	-	-	-	1,511	1,511
Net income for the period		-	-	-	-	-	-	202,617	202,617

Balance at September 30, 2010		3,696,773	4,482	7,731	1,145,130	(6,296)	(22,317)	279,585	5,105,088

The accompanying notes are an integral part of these financial statements.

11

Ultrapar Participações S.A. and Subsidiaries

Statements of changes in shareholders’ equity in the consolidated

For the quarters ended September 30, 2010

 (In thousands of Reais)
	Note	Share capital	Capital reserve	Revaluation reserve in subsidiaries	Profit reserve	Valuation adjustment	Cumulative translation adjustments	Retained earnings	Total

Balance at June 30, 2010		3,696,773	1,576	7,873	1,133,734	(3,850)	(19,708)	252,185	5,068,583

Realization of revaluation reserve	19.d)	-	-	(142)	-	-	-	142	-
Dividends		-	-	-	-	-	-	(176,815)	(176,815)
Income and social contribution taxes on realization of revaluation reserve of subsidiaries	19.d)	-	-	-	-	-	-	(55)	(55)
Valuation adjustments for financial instruments	3.c)	-	-	-	-	(2,446)	-	-	(2,446)
Currency translation of foreign subsidiaries	3.o)	-	-	-	-	-	(2,609)	-	(2,609)
Treasury shares		-	149	-	644	-	-	-	793
Changes on non-controlling interest by subsidiaries		-	-	-	-	-	-	1,511	1,511
Net income for the period		-	-	-	-	-	-	202,617	202,617

Balance at September 30, 2010		3,696,773	1,725	7,731	1,134,378	(6,296)	(22,317)	279,585	5,091,579

The accompanying notes are an integral part of these financial statements.

12

Ultrapar Participações S.A. and Subsidiaries

Statements of cash flows - Indirect method

For the quarters ended September 30, 2010 and 2009

(In thousands of Reais)

		Parent		Consolidated
	Note	09/30/2010	09/30/2009	09/30/2010	09/30/2009

Cash flows from operating activities
Net income for the period		202,617	121,435	202,617	121,435
Adjustments to reconcile net income to cash provided by operating activities
Equity in income of subsidiaries and affiliates	12	(198,124)	(137,621)	22	(56)
Depreciation and amortization		-	-	132,880	145,412
PIS and COFINS credits on depreciation		-	-	2,415	2,543
Expense with tanks removed		-	-	(1,884)	(611)
Interest, monetary and exchange rate changes		12,176	14,735	106,404	9,135
Deferred income and social contribution taxes	10.b)	(14)	347	35,084	17,665
Non-controlling interest in income		-	-	1,513	1,005
Income on sale of property, plant and equipment		-	-	(15,869)	(6,245)
Provision (release of provision) for loss on of property, plant and equipment		-	-	23	-
Others		-	-	522	1,466

Dividends received from subsidiaries		176,815	3,000	-	-

(Increase) decrease in current assets
Trade accounts receivable	6	-	-	(42,665)	25,739
Inventories	7	-	-	(67,813)	55,100
Recoverable taxes	8	67	2,445	(33,914)	16,291
Other receivables		155	65	2,606	5,958
Prepaid expenses	11	-	-	9,763	22,029

Increase (decrease) in current liabilities
Trade payables		(160)	(113)	86,479	45,196
Wages and employee benefits		-	(36)	37,043	28,136
Taxes payable		(11)	1,872	18,112	19,313
Income and social contribution taxes		-	-	2,877	711
Other payables		1	(610)	(3,760)	8,251

(Increase) decrease in long-term assets
Trade accounts receivable	6	-	-	(44)	(2,592)
Recoverable taxes	8	(7,018)	(5,170)	(3,156)	(4,779)
Amounts in escrow		-	33	(29,675)	(14,691)
Other receivables		-	-	158	778
Prepaid expenses	11	-	-	160	(10,902)

Increase (decrease) in long-term liabilities
Provision for contingencies		52	66	(47,563)	4,395
Other payables		-	-	8,359	13,790

Net cash provided by operating activities		186,556	448	400,694	504,472

13

Ultrapar Participações S.A. and Subsidiaries

Statements of cash flows - Indirect method

For the quarters ended September 30, 2010 and 2009

(In thousands of Reais)

		Parent		Consolidated
	Note	09/30/2010	09/30/2009	09/30/2010	09/30/2009

Cash flows from investing activities
Financial investments, net of redemptions		(16,213)	42,015	66,158	5,433
Disposal (acquisition) of investments, net	12	-	-	82,200	(165,863)
Cash of acquired subsidiaries		-	-	(2,417)	-
Capital contributions to subsidiaries	12	-	-	-	-
Capital reduction of subsidiaries		-	-	-	-
Acquisition of property, plan and equipment	13	-	-	(151,646)	(112,631)
Acquisition of intangible assets	14	-	-	(62,476)	(35,589)
Proceed on sale of property, plant and equipment		-	-	4,011	9,237

Net cash provided by (used in) investing activities		(16,213)	42,015	(64,170)	(299,413)

Cash flows from financing activities
Financing and debentures
Fund raising	16	-	1,334	90,223	414,725
Amortization	16	-	(307)	(185,903)	(226,746)
Payment of financial lease	16	-	-	(2,856)	(3,579)
Dividends paid		(176,045)	(118,883)	(175,999)	(119,260)
Acquisition of non-controlling interests		-	-	-	-
Related entities	9.a)	45,872	10,800	30	(1,440)

Net cash provided by (used in) financing activities		(130,173)	(107,056)	(274,505)	63,700

Effect of changes in exchange rates on cash and cash equivalents in foreign currency		-	-	(300)	(2,145)

Increase (decrease) in cash and cash equivalents		40,170	(64,593)	61,719	266,614

Cash and cash equivalents at the beginning of period	5	421,683	163,195	2,446,702	1,189,778

Cash and cash equivalents at the end of period	5	461,853	98,602	2,508,421	1,456,392

The accompanying notes are an integral part of these financial statements.

14

Ultrapar Participações S.A. and Subsidiaries

Statements of cash flows - Indirect method

For the nine-month ended September 30, 2010 and 2009

(In thousands of Reais)

		Parent		Consolidated
	Note	09/30/2010	09/30/2009	09/30/2010	09/30/2009

Cash flows from operating activities
Net income for the period		518,178	300,573	518,178	300,573
Adjustments to reconcile net income to cash provided by operating activities
Equity in income of subsidiaries and affiliates	12	(513,021)	(361,418)	160	(95)
Depreciation and amortization		-	-	396,672	386,967
PIS and COFINS credits on depreciation		-	-	7,084	7,681
Expense with tanks removed		-	-	(4,694)	(2,081)
Interest, monetary and exchange rate changes		30,506	79,001	303,904	31,703
Deferred income and social contribution taxes	10.b)	38	8	98,836	16,342
Non-controlling interest in income		-	-	(397)	3,713
Income on sale of property, plant and equipment		-	-	(14,095)	(15,783)
Provision (release of provision) for loss on of property, plant and equipment		-	-	23	-
Others		-	-	(206)	1,839

Dividends received from subsidiaries		464,803	225,281	-	-

(Increase) decrease in current assets
Trade accounts receivable	6	-	-	(55,330)	110,946
Inventories	7	-	-	(109,633)	401,115
Recoverable taxes	8	6,622	(12,844)	(24,259)	51,206
Other receivables		(660)	265	19,724	76,778
Prepaid expenses	11	-	-	(5,401)	2,104

Increase (decrease) in current liabilities
Trade payables		(9,970)	(257)	(117,994)	(152,408)
Wages and employee benefits		10	11	27,744	(9,442)
Taxes payable		(1,403)	1,788	45,605	46,828
Income and social contribution taxes		5	-	24,144	(3,333)
Other payables		(632)	(648)	(23,750)	(33,396)

(Increase) decrease in long-term assets
Trade accounts receivable	6	-	-	17,379	(10,932)
Recoverable taxes	8	(23,858)	(9,685)	(28,106)	6,353
Amounts in escrow		(15)	(24)	(53,908)	(31,477)
Other receivables		-	-	692	1,297
Prepaid expenses	11	-	-	5,815	(8,387)

Increase (decrease) in long-term liabilities
Provision for contingencies		137	231	(79,914)	56,808
Other payables		-	-	18,914	10,306

Net cash provided by operating activities		470,740	222,282	967,187	1,245,225

15

Ultrapar Participações S.A. and Subsidiaries

Statements of cash flows - Indirect method

For the nine-months ended September 30, 2010 and 2009

(In thousands of Reais)

		Parent		Consolidated
	Note	09/30/2010	09/30/2009	09/30/2010	09/30/2009

Cash flows from investing activities
Financial investments, net of redemptions		(72,974)	(707,985)	(66,987)	456,096
Disposal (acquisition) of investments, net	12	-	57,881	82,200	(1,355,509)
Cash of acquired subsidiaries		-	-	(2,417)	29,442
Capital contributions to subsidiaries	12	(200,000)	-	-	-
Capital reduction of subsidiaries		450,000	-	-	-
Acquisition of property, plant and equipment	13	-	-	(480,254)	(325,754)
Acquisition of intangible assets	14	-	-	(172,702)	(101,261)
Proceed on sale of property, plant and equipment		-	-	11,684	30,416

Net cash provided by (used in) investing activities		177,026	(650,104)	(628,476)	(1,266,570)

Cash flows from financing activities
Financing and debentures
Fund raising	16	-	1,175,858	2,227,300	2,277,487
Amortization	16	-	(1,266,683)	(1,579,406)	(1,815,488)
Payment of financial lease	16	-	-	(9,257)	(10,401)
Dividends paid		(334,827)	(237,377)	(339,253)	(241,735)
Acquisition of non-controlling interest		-	-	(28)	-
Reduction of non-controlling interest		-	-	(11,369)	-
Related entities	9.a)	89,988	75,635	(2,587)	(1,688)

Net cash provided by (used in) financing activities		(244,839)	(252,567)	285,400	208,175

Effect of changes in exchange rates on cash and cash equivalents in foreign currency		-	-	(3,189)	(5,491)

Increase (decrease) in cash and cash equivalents		402,927	(680,389)	620,922	181,339

Cash and cash equivalents at the beginning of period	5	58,926	778,991	1,887,499	1,275,053

Cash and cash equivalents at the end of period	5	461,853	98,602	2,508,421	1,456,392

The accompanying notes are an integral part of these financial statements.

16

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

1	Operations

Ultrapar Participações S.A. (“Company”), with headquarters in the City of São Paulo, engages in the investment of its own capital in commercial and industrial activities and related businesses, including the subscription or acquisition of shares of other companies.

Through its subsidiaries, it operates in the segments of liquefied petroleum gas - LPG distribution (“Ultragaz”), light fuel & lubricant distribution, and related business (“Ipiranga”), production and marketing of chemicals (“Oxiteno”), and provision of storage services for liquid bulk (“Ultracargo”). The Company also operates a petroleum refining business through its investment in Refinaria de Petróleo Riograndense S.A. (“RPR”).

2	First-time adoption of the new pronouncements issued by the Accounting Pronouncements Committee (“CPC”)

In order to bring about convergence of the Brazilian accounting rules and the International Financial Reporting Standards (“IFRS”), during the years 2009 and 2010 the Brazilian Securities and Exchange Commission (“CVM”) issued several resolutions approving the CPC pronouncements and established new accounting standards applicable to Brazil, effective 2010 (“New BR GAAP”).

2.1 Transition basis for the adoption of the new CPC pronouncements

The transition date elected by the Company for the application of the New BR GAAP was January 1, 2009, date on which the Company and its subsidiaries prepared its opening balance sheet in accordance with the pronouncements of the New BR GAAP. The interim financial statements as of September 30, 2010, are being stated according to the New BR GAAP, as well as 2009 information included therein, as described in Note 3.

The Company’s individual and consolidated financial statements for the year ended December 31, 2010 will be the first annual financial statements under the New BR GAAP.

On the transition date, the Company applied CPC 43 (First-Time Adoption of CPC Technical Pronouncements 15 to 40), which establishes the steps to be followed for the adoption of the new pronouncements.

17

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

With the purpose of making the financial statements under New BR GAAP equivalent to financial statements under IFRS, CPC 43 defines as the first step for the adoption of the new pronouncements the application of CPC 37 (First-Time Adoption of International Accounting Standards) – equivalent to IFRS 1 (First-Time Adoption of IFRS) – which provides exceptions to and optional exemptions from the retrospective application of the accounting standards.

The Company has applied certain optional exemptions with regard to the full retrospective application of the standards, as summarized below:

a.	Exemption related to business combination before the transition date

The Company and its subsidiaries opted for the exemption related to business combinations; accordingly, business combinations that occurred before January 1, 2009 were not restated. The main business combinations performed by the Company before the transition date were the acquisitions of Ipiranga in 2007 and União Terminais in 2008.

As permitted by CPC 37, the Company and its subsidiaries extended this exemption to acquisitions of interests in subsidiaries and joint ventures, which were not restated in the opening balance sheet as well. The main acquisition of joint venture before the transition date was the acquisition of RPR in 2007.

b.	Exemption related to changes in existing decommissioning, restoration and similar liabilities included in the cost of property, plant and equipment

For New BR GAAP purposes, the Company and its subsidiaries identified the need to include in property, plant and equipment the estimated cost to remove, for decommissioning or restoration purposes, Ipiranga’s underground fuel tanks located at Ipiranga-branded gas stations.

Using the exemption permitted by the standard, Ipiranga did not calculate the removal cost of the tanks existing on January 1, 2009 based on the costs at the acquisition time of the respective tanks for recognition in property, plant and equipment. The amount added to the acquisition cost of the tanks in property, plant and equipment was obtained based on the estimated removal cost as of January 1, 2009, which was discounted to the date of acquisition of each tank and then depreciated up to the transition date.

c.	Exemption related to the capitalization of borrowing costs

Regarding borrowing costs incurred before January 1, 2009 and capitalized according to the prior accounting standards, the Company and its subsidiaries opted for the exemption that allows such costs to be written off in the opening balance sheet against retained earnings, instead of recalculating them on a retroactive basis according to the new rules applicable to the capitalization of borrowing costs.

18

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

d.	Exemption related to deemed cost

When recording the initial balance of property, plant and equipment upon the first-time adoption of CPC 27 (Property, Plant and Equipment) and ICPC 10 (Interpretation of the First-Time Adoption of Pronouncements CPCs 27, 28, 37 and 43 to Property, Plant and Equipment and Investment Property), the Company and its subsidiaries chose not to revise the historical costs of items of property, plant and equipment and not to use the deemed cost, as set forth in paragraphs 20 to 29 of ICPC 10.

2.2 Conciliation between previous GAAP and New BR GAAP

Shareholders’ equity	September 30, 2010	September 30, 2009

Shareholders’ equity under previous GAAP	5,183,350	4,836,284

Adoption of New BR GAAP effects:
a) Recognition of provision for assets retirement obligation	(35,694)	(37,621)
b) Measurement of property, plant and equipment:
b.1) Borrowing costs capitalization	(24,337)	(27,806)
b.2) Recognition of inflation 1996/1997	14,030	15,509
c) Write-off of investments in progress	(21,513)	(21,281)
d) Recognition of provision for contingencies	(8,458)	(7,720)
e) Business Combination –Texaco acquisition	(71,082)	(49,219)
f) Loyalty program	(10,348)	(5,055)
g) Other effects, net	3,170	2,993
h) Deferred income and social contribution taxes	39,228	60,772
Total	(115,004)	(69,428)

Shareholders’ equity, excluding non-controlling interest in subsidiaries	5,068,346	4,766,856

i) Non-controlling interest in subsidiaries in the shareholders´equity	23,233	39,527

Shareholders’ equity under New BR GAAP	5,091,579	4,806,383

19

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

Net income	Period ended September 30, 2010	Period ended September 30, 2009

Net income under previous GAAP	547,876	317,919
Adoption of New BR GAAP effects:
a) Recognition of provision for assets retirement obligation	2,313	(848)
b) Measurement of property, plant and equipment:
b.1) Borrowing costs capitalization	3,082	2,266
b.2) Recognition of inflation 1996/1997	(586)	(1,965)
c) Write-off of investments in progress	(121)	(281)
d) Recognition of provision for contingencies	(553)	(529)
e) Business Combination –Texaco acquisition	(21,272)	(17,427)
f) Loyalty program	(422)	(5,055)
g) Other effects, net	1,690	4,030
h) Deferred income and social contribution taxes	(13,829)	2,463
Total	(29,698)	(17,346)

Net income, excluding non-controlling interest in subsidiaries	518,178	300,573

i) Non-controlling interest in subsidiaries in the net income	(397)	3,713

Net income under New BR GAAP	517,781	304,286

The notes below describe the main effects resulting from the adoption of the New BR GAAP:

a.	Recognition of provision for removal of fuel tanks (asset retirement obligation - ARO)

Under the prior accounting standards, there was no requirement to recognize a provision for the liability to remove Ipiranga’s fuel tanks located at Ipiranga-branded gas stations. The Company recognized amounts related to the removal and write-off of tanks as an expense as incurred.

For New BR GAAP purposes, a provision must be recognized for the removal of assets when there is a legal or constructive obligation. The Company has identified that such provision is required for Ipiranga’s underground fuel tanks. Therefore, a provision was recognized in the amount of the costs estimated to remove the tanks existing on January 1, 2009 (see Note 2.1.b).

20

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

b.	Measurement of property, plant and equipment

b.1) Under the prior accounting practices, subsidiaries capitalized just borrowing costs with specific destination related to the acquisition and construction of qualifying assets. After January 1, 2009, subsidiaries started to capitalize also borrowing costs without specific destination related to the acquisition and construction of qualifying assets, based on a weighted average rate of borrowing costs prevailing in each period, according to CPC 20 (Borrowing Costs). Borrowing costs capitalized in accordance with the prior accounting practices were written off in the opening balance sheet (see Note 2.1.c).

b.2) Hyperinflationary economy accounting, according to the prior accounting practices, was applied until December 31, 1995. Under the international standards applicable to the New BR GAAP, the Brazilian economy was qualified as a hyperinflationary economy in the years 1996 and 1997.

c.	Write-off of investments in progress

For the prior accounting practices purposes, the Company capitalized the following items:

• Sundry expenses incurred for Texaco acquisition, which were integrated into goodwill; and

• Expenses on the Comperj project, which is related to the future development of a joint business with other companies for the construction of a petrochemical complex.

For New BR GAAP purposes, the expenses described above do not meet the conditions for capitalization and must be recognized in income when incurred.

d.	Recognition of provisions for contingencies

For New BR GAAP purposes, a provision for contingencies is recognized when the probability that an obligation exists exceeds 50%, while, under the prior accounting practices, a provision was recognized when the likelihood of loss was deemed probable.

21

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

e.	Business combination - Texaco acquisition

On April 1, 2009, through its subsidiary Sociedade Brasileira de Participações Ltda., the Company acquired Chevron Brasil Ltda. and Sociedade Anônima de Óleo Galena Signal for an amount of R$ 1,355,509. This acquisition allowed an expansion of the Company’s fuel and lubricant distribution business to the Central-West, Northeast and North Regions of Brazil and an increase in its operating scale, which resulted in benefits for the Company and its resellers, customers, consumers and community.

For the prior accounting practices purposes, the assets and liabilities of acquired entities were recorded at book value. Goodwill was equal to the difference between the price paid, including sundry expenses incurred, and the net book value of the assets. Goodwill was broken down into R$ 398,985, based on expected future profitability, and R$ 344,418, based on the difference between the market value and the book value of the assets.

For New BR GAAP purposes, the fair value of the assets and liabilities acquired has been determined. Acquisition cost has been allocated between the identified assets acquired and liabilities assumed, recognized at fair value. Intangible assets which had not been recognized in the books of the acquired entity were taken into account during identification of assets and liabilities. Sundry expenses incurred were recognized as incurred and were not part of acquisition cost.

The table below summarizes the estimates of fair values of the assets acquired and liabilities assumed on completion of the acquisition:

R$

Current assets	625,000
Non-current assets	1,132,485
Goodwill	177,759
Total assets acquired and goodwill	1,935,244

Current liabilities	311,869
Non-current liabilities	267,866

Net assets	1,355,509

22

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

Goodwill recorded under prior accounting practices	398,985
Deferred taxes effects on goodwill	(134,658)
Goodwill recorded under prior accounting practices, net of deferred taxes effects	264,327
Goodwill difference between New BR GAAP and prior accounting practices	(86,568)
Goodwill recorded under New BR GAAP	177,759

Difference between the market value and the carrying value of the assets (treated similarly between prior accounting practices and New BR GAAP)	344,418

f.	Loyalty Program

Since March 2009, Ipiranga has a loyalty program called ‘Km de Vantagens’ that rewards registered customers with points when they buy products at Ipiranga gas stations. The customer may exchange the points for discounts on products and services offered by Ipiranga’s partners.

Under the prior accounting practices, charges under the program for which Ipiranga was liable (those related to Multiplus Fidelidade partner) were recognized as incurred.

For New BR GAAP purposes, points received by Ipiranga’s customers for buying products at the gas station chain that may be used in Multiplus Fidelidade are considered as part of the sales revenue based on the fair value of the points granted. Revenue is deferred based on the expected redemption of points, and is recognized in income when the points are redeemed, on which occasion the charges incurred are also recognized in income. Deferred revenue of unredeemed points is recognized in income when the points expire.

g.	Other effects, net

Other effects include amounts that, whether individually or jointly, are immaterial.

h.	Deferred income and social contribution taxes

Deferred income and social contribution taxes represent the effects of the matters addressed in items (a) to (g) above.

23

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

i.	Presentation of non-controlling interests in subsidiaries

Under the prior accounting practices, non-controlling interests in subsidiaries were presented separately from shareholders’ equity and deducted from net income in the consolidated financial statements.

For New BR GAAP purposes, non-controlling interests in subsidiaries are presented as part of consolidated shareholders’ equity and net income.

Furthermore, for consistency with the New BR GAAP and for a better presentation of the financial statements, certain reclassifications between accounts were made in the balance sheet, in the statement of income and in the statement of cash flows, which had been previously published.

3	Apresentation of interim financial statements and summary of main accounting practices

The  interim financial statements were prepared according to the New BR GAAP, which includes the Brazilian Corporate Law, the standards, guidelines and interpretations issued by the Brazilian Accounting Standards Committee and the rules issued by the CVM, including the CPC’s issued in 2009 and 2010, which are applicable in 2010 (see Note 2).

The Company’s financial statements prepared under the New BR GAAP have only one difference from the IFRS, as expressly permitted by CPC 43, relating to the deferred charges accounted for by the Company, which, on the date of adoption of IFRS, were written off in the opening balance sheet, and the respective amortization was reversed in the subsequent periods(see Note 3.i).

The following is a summary of significant accounting practices followed in the preparation of the financial statements:

24

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

a.	Recognition of income

Income is recognized on the accrual basis. Revenues from sales and costs are recognized as income when all risks and benefits associated with the products are transferred to the purchaser. Revenues from services provided and their costs are recognized as income when the services are performed. Costs of products sold and services provided include goods (mainly fuels/lubricants and LPG), raw materials (chemicals and petrochemicals) and production, distribution, storage and filling costs.

b.	Cash equivalents

Include short-term highly-liquid investments that are readily convertible into a known amount of cash and are subject to an insignificant risk of change in value. See Note 5 for further detail on cash equivalents of the Company and its subsidiaries.

c.	Financial instruments

In accordance with Resolution CVM 604/09, the financial instruments of the Company and its subsidiaries were classified into the following categories:

•
Measured at fair value through income: financial assets held for trading, that is, purchased or created primarily for the purpose of sale or repurchase in the short term, and derivatives. Changes in fair value are recorded as income, and the balances are stated at fair value.

•
Held to maturity: non-derivative financial assets with fixed payments or determinable payments, with fixed maturities for which the entity has the positive intent and ability to hold to maturity. The interest earned is recorded as income, and balances are stated at acquisition cost plus the interest earned.

•
Available for sale: non-derivative financial assets that are designated as available for sale or that were not classified into other categories. The interest earned is recorded as income, and the balances are stated at fair value. Differences between fair value and acquisition cost plus the interest earned are recorded in a specific account of the shareholders’ equity. Gains and losses recorded in the shareholders’ equity are included in income, in case of prepayment.

•
Loans and receivables: non-derivative financial instruments with fixed or determinable payments or receipts, not quoted in active markets, except: (i) those which the entity intends to sell immediately or in the short term and which the entity classified as measured at fair value through income; (ii) those classified as available for sale; or (iii) those the holder of which cannot substantially recover its initial investment for reasons other than credit deterioration. The interest earned is recorded as income, and balances are stated at acquisition cost plus the interest earned.

25

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

The Company and its subsidiaries designate certain derivative financial instruments used to hedge against changes in interest rates and variations in the exchange rate as cash flow hedge. In the case of derivatives designed to hedge cash flows against changes caused by the variation in interest rates, the difference between the fair value of the financial instrument and its updated cost is recognized as a valuation adjustment in the shareholders’ equity, not affecting the income statement of the Company and its subsidiaries. In the case of foreign exchange derivatives designated by subsidiary RPR for hedge of future cash flows, the effect of variation in the derivative is posted to the valuation adjustment in shareholders’ equity until the time when the hedged item affects the income statement. The difference between the fair value of the derivative and updated cost is recognized directly in income of the subsidiary. Gains and losses recorded in the shareholders’ equity are included in income, in case of financial instruments prepayment.

The Company and its subsidiaries designate derivative financial instruments used to compensate variations due to changes in interest rates in the market value of contracted debt in Reais as fair value hedge. Such variations, as well as the difference between the derivative financial instrument fair value and its updated cost, are recognized in the income.

For further detail on financial instruments of the Company and its subsidiaries, see Notes 5, 16, and 23.

d.	Current and non-current assets

The trade accounts receivable are recorded at the amount billed, adjusted to the present value if applicable, including all direct taxes of the Company and its subsidiaries.

Allowance for doubtful accounts is calculated based on estimated losses and is set at an amount deemed by management to be sufficient to cover any loss on realization of accounts receivable.

Inventories are stated at the lower of average acquisition or production cost, and replacement cost or market value.

The other assets are stated at the lower of cost and realizable value, including, if applicable, the interest earned, monetary changes and changes in exchange rates incurred or less a provision for loss and, if applicable, adjustment to present value (see Note 3.r).

e.	Investments

Investments in subsidiaries are valued by the equity method of accounting.

Investments in companies in which management has a significant influence or in which it holds 20% or more of the voting stock, or that are part of a group under common control are also accounted for the equity method of accounting (see Note 12).

The other investments are stated at acquisition cost less provision for loss, unless the loss is considered temporary.

26

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

f.	Property, plant and equipment

Recorded at acquisition or construction cost, including financial charges incurred on property, plant and equipment under construction, as well as significant maintenance costs resulting from scheduled plant outages. Property, plant and equipment acquired before December 31,1997 are adjusted for inflation as of that date, as mentioned in Note 2.2.b).

Depreciations are calculated using the straight-line method, for the periods mentioned in Note 13, taking into account the economic life of the assets, as periodically revised in accordance with ICPC 10 and applied on January 1, 2010. The methodology applied by the independent valuer took into account the economic or technical life estimated by the manufacturer, based on ideal project conditions, adjusted by determinant reduction factors of service and maintenance conditions inherent to the analyzed groups of assets. The following groups were subject to revision:

	Weighted average term of depreciation	Weighted average term of depreciation
	(years) - previous	(years) - revised

Buildings	25	25
Leasehold improvements	14	11
Machinery and equipment	10	11
Light fuel/lubricant distribution equipment and facilities	10	14
LPG tanks and bottles	10	13
Vehicles	5	8
IT equipment	5	5

Leasehold improvements are depreciated over the shorter of the contract term and useful/economic life of the property.

g.	Financial leases

•           Finance leases

Certain financial lease contracts transfer substantially all the risks and benefits associated with the ownership of an asset to the Company and its subsidiaries. These contracts are characterized as finance leases, and assets thereunder are stated at fair value or, if lower, present value of the minimum payments under the relevant contracts. The items recognized as assets are depreciated at the depreciation rates applicable to each group of assets in accordance with Note 13. Financial charges under the finance lease contracts are allocated to income over the contract term, based on the amortized cost and actual interest rate method (see Note 16.g).

27

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

•           Operating leases

Are lease transactions where the risks and benefits associated with the ownership of the asset are not transferred and where the purchase option at the end of the contract is equivalent to the market value of the leased asset. Payments made under an operating lease contract are recognized as expenses in the income statement on a straight-line basis over the term of the lease contract, in accordance with Note 24.d).

h.	Intangible assets

Intangible assets include assets acquired by the Company and its subsidiaries from third parties, according to the following criteria (see Note 14):

• Goodwill is carried at the original value net of income and social contribution taxes less accumulated amortization as of December 31, 2008, when it ceased to be amortized. Goodwill generated as from January 1, 2009 is shown as intangible asset corresponding to the positive difference between the amount paid or payable to the seller and the fair value of the assets and liabilities of the acquired entity, and tested annually to verify the existence of probable losses (impairment). In accordance with CPC 15, goodwill is allocated to the respective cash generating units for impairment testing purposes.

• Bonus expenses as provided in Ipiranga’s agreements with reseller gas stations and major consumers are recorded when incurred and amortized according to the term of the agreement.

• Other intangible assets acquired from third parties, such as software, technology and commercial property rights, are measured at the total acquisition cost less accumulated amortization expenses.

The Company and its subsidiaries do not have intangible assets that were created internally or that have an indefinite useful life.

i.	Deferred charges

Deferred charges include restructuring costs incurred up to December 31, 2008, that will produce benefits in future years (see Note 15). As permitted by the CPC 43, the Company and its subsidiaries decided to maintain the balances existing as of December 31, 2008 until they are fully amortized and, therefore, the financial statemets under New BR GAAP contain this temporary difference in relation to IFRS.

28

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

j.	Current and non-current liabilities

Current and noncurrent liabilities are stated at known or calculable amounts plus, if applicable, related charges, monetary changes and changes in exchange rates incurred until the date of the interim financial statements. When applicable the current and noncurrent liabilities are recorded in present value based on interest rates that reflect the term, currency and risk of each transaction. Transaction costs incurred and directly attributable to the activities necessary only to accomplish the transactions in order to raise funds through contracting debt or loans or by issuing debt bonds, as well as premiums in the issuance of debentures and other debt or equity instruments, are appropriated to their instrument and amortized to income over their term.

k.	Income and social contribution taxes on profit

Current and deferred income tax (IRPJ) and social contribution (CSLL) are calculated based on the current rates of income tax and social contribution on profit, including the value of tax incentives, as stated in Note 10.b).

l.	Assets retirement obligation – fuel tanks

This provision corresponds to the legal obligation to remove Ipiranga’s underground fuel tanks located at Ipiranga-branded gas stations after a certain period. The estimated amount of the obligation to remove this fuel tank is recorded as a liability when the tanks are installed. The amount is recorded in assets and depreciated over the respective useful life of the tanks. The amounts recognized as a liability are adjusted until the respective tank is removed. The estimated removal cost is revised periodically.

m.	Provision for contingencies

The provision for contingencies is created for contingent risks with a probable chance of loss (more-likely-than-not) in the opinion of managers and internal and external legal counsel, and the values are recorded based on evaluation of the outcomes of the legal proceedings (see Note 24.a).

n.	Actuarial obligation for post-employment benefits

Reserves for actuarial liabilities for post-employment benefits granted and to be granted to employees, retirees, and pensioners are based on an actuarial calculation prepared by an independent actuary, using the projected unit credit method, as described in Note 25.b).

29

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

o.	Basis for translating interim financial statements of foreign-based subsidiaries

Assets and liabilities of the subsidiaries Oxiteno México S.A. de C.V. and its subsidiaries, located in Mexico (functional currency: Mexican Peso), and Oxiteno Andina, C.A., located in Venezuela (functional currency: Bolivares Fortes), denominated in currencies other than that of the Company (functional currency: Real), are translated at the exchange rate in effect on the date of the interim financial statements. Gains and losses resulting from changes in these foreign investments are directly recognized in the shareholders’ equity as cumulative translation adjustments and will be recognized as income if these investments are disposed of. The recorded balance in the shareholders’ equity as cumulative translation adjustments as of September 30, 2010 was R$ 22,317 of exchange rate loss (R$ 19,708 loss as of June 30, 2010).

Assets and liabilities of the other foreign subsidiaries, which do not have autonomy, are considered activities of their investor and are translated at the exchange rate in effect by the end of the respective period. Gains and losses resulting from changes in these foreign investments are directly recognized as financial income. The loss recognized as income as of September 30, 2010 amounted to R$ 1,029 (R$ 10,079 loss as of September 30, 2009).

p.	Use of estimates

The preparation of interim financial statements requires the Company’s management to make estimates and assumptions that affect the values of assets and liabilities presented as of the date of the interim financial statements, as well as the values of revenues, costs and expenses for the periods presented. Although these estimates are based on the best information available to management about present and future events, the actual results may differ from these estimates.

q.	Impairment of assets

The Company reviews, at least annually, the carrying value of assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use or disposal. In cases where future expected cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of these assets. The factors considered by the Company in performing this assessment include current operating results, trends, and prospects, as well as the effects of obsolescence, demand, competition, and other economic factors. No impairment was recorded in the abovementioned periods.

r.	Adjustment to present value

The subsidiaries booked the adjustment to present value of ICMS credit balances on property, plant and equipment (CIAP – see Note 8). The Company and its subsidiaries reviewed all items classified as long-term and, where relevant, short-term assets and liabilities and did not identify the need to adjust other balances to present value.

30

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

4	Principles of consolidation and investments in affiliates

The consolidated interim financial statements were prepared following the basic principles of consolidation established by the Brazilian Corporate Law and CVM rules, including the following direct and indirect subsidiaries:

		% interest in the share capital Sep. 30, 2010		% interest in the share capital Jun. 30, 2010
	Location	Direct control	Indirect control	Direct control	Indirect control

Ultracargo - Operações Logísticas e Participações Ltda.	Brazil	100	-	100	-
Terminal Químico de Aratu S.A. – Tequimar	Brazil	-	99	-	99
Transultra - Armazenamento e Transporte Especializado Ltda.	Brazil	-	-	-	100
Petrolog Serviços e Armazéns Gerais Ltda.	Brazil	-	-	-	100
AGT – Armazéns Gerais e Transportes Ltda.	Brazil	-	-	-	100
União Vopak Armazéns Gerais Ltda. (*)	Brazil	-	50	-	50
Ultracargo Argentina S.A.	Argentina	-	100	-	100
Melamina Ultra S.A. Indústria Química	Brazil	-	99	-	99
Oxiteno S.A. Indústria e Comércio	Brazil	100	-	100	-
Oxiteno Nordeste S.A. Indústria e Comércio	Brazil	-	99	-	99
Oxiteno Argentina Sociedad de Responsabilidad Ltda.	Argentina	-	100	-	100
Oleoquímica Indústria e Comércio de Produtos Químicos Ltda.	Brazil	-	100	-	100
Barrington S.L.	Spain	-	100	-	100
Oxiteno México S.A. de C.V.	Mexico	-	100	-	100
Oxiteno Servicios Corporativos S.A. de C.V.	Mexico	-	100	-	100
Oxiteno Servicios Industriales S.A. de C.V.	Mexico	-	100	-	100
Oxiteno USA LLC	United States	-	100	-	100
Global Petroleum Products Trading Corp. (**)	Virgin Islands	-	100	-	100
Oxiteno Overseas Corp.	Virgin Islands	-	100	-	100
Oxiteno Andina, C.A.	Venezuela	-	100	-	100
Oxiteno Europe SPRL	Belgium	-	100	-	100
U.A.T.S.P.E. Empreendimentos e Participações Ltda.	Brazil	-	-	-	100
Empresa Carioca de Produtos Químicos S.A.	Brazil	-	100	-	100
Ipiranga Produtos de Petróleo S.A.	Brazil	100	-	100	-
am/pm Comestíveis Ltda.	Brazil	-	100	-	100
Centro de Conveniências Millennium Ltda.	Brazil	-	100	-	100
Conveniência Ipiranga Norte Ltda.	Brazil	-	100	-	100
Ipiranga Trading Limited	Virgin Islands	-	100	-	100
Tropical Transportes Ipiranga Ltda.	Brazil	-	100	-	100
Ipiranga Imobiliária Ltda.	Brazil	-	100	-	100
Ipiranga Logística Ltda.	Brazil	-	100	-	100
Maxfácil Participações S.A. (*)	Brazil	-	50	-	50
Isa-Sul Administração e Participações Ltda.	Brazil	-	100	-	100
Companhia Ultragaz S.A.	Brazil	-	99	-	99
Bahiana Distribuidora de Gás Ltda.	Brazil	-	100	-	100
Utingás Armazenadora S.A.	Brazil	-	56	-	56
LPG International Inc.	Cayman Islands	-	100	-	100
Imaven Imóveis Ltda.	Brazil	-	100	-	100
Sociedade Anônima de Óleo Galena-Signal	Brazil	-	-	-	100
Oil Trading Importadora e Exportadora Ltda.	Brazil	-	100	-	100
SERMA - Ass. dos usuários equip. proc. de dados	Brazil	-	100	-	100
Refinaria de Petróleo Riograndense S.A. (*)	Brazil	33	-	33	-

(*)           Proportionate consolidation, as specified in Article 32 of Instruction CVM 247/96.

31

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

On July 1, 2010, the sale of Ultracargo - Operações Logísticas e Participações Ltda.’s (“Ultracargo Participações”) in-house logistics, solid bulk storage and road transportation businesses was concluded with the transfer of the shares of AGT – Armazéns Gerais e Transporte Ltda. and Petrolog Serviços e Armazéns Gerais Ltda. to Aqces Logística Internacional Ltda. and the receipt of R$ 74 million by Ultracargo, in addition to the R$ 8 million deposit received upon the announcement of the transaction on March 31, 2010.

In July 2010, in order to simplify the corporate structure, the subsidiary Sociedade Anônima de Óleo Galena – Signal was merged into subsidiary Ipiranga Produtos de Petróleo S.A. (“IPP”).

In August 2010, in order to simplify the corporate structure, the subsidiary U.A.T.S.P.E. Empreendimentos e Participações Ltda. (“U.A.T.S.P.E.”) was merged into subsidiary Oxiteno S.A. Indústria e Comércio (“Oxiteno S.A.”).

In September 2010, in order to simplify the corporate structure, the subsidiary Transultra Armazenamento e Transporte Especializado Ltda. (“Transultra”) was merged into subsidiary Terminal Químico de Aratu S.A. – Tequimar (“Tequimar”).

Investments of one company in the other, balances of asset and liability accounts and revenues and expenses were eliminated, as well as the effects of transactions conducted between the companies. The non-controlling interest by subsidiaries is indicated in the interim financial statements.

32

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

5	Financial assets

Financial assets, excluding cash and banks, are substantially represented by money invested: (i) in Brazil, in debentures, certificates of deposit of first-rate financial institutions linked to the Interbank Certificate of Deposit (“CDI”) and in Federal government bonds; (ii) abroad, in certificates of deposits of first-rate financial institutions and in short-term investment funds with a portfolio composed of bonds issued by the U.S. Government; and (iii) currency and interest rate hedging instruments.

•	Cash and cash equivalents

Cash and cash equivalents are considered: (i) the balances of cash and banks, and (ii) short-term investments, highly liquid, readily convertibles to a known amount of cash and which are subject to an insignificant risk of value change.

	Parent		Consolidated

	09/30/2010	06/30/2010	09/30/2010	06/30/2010

Cash and banks
In local currency	111	243	65,594	65,061
In foreign currency	-	-	9,974	20,286

Financial investments
In local currency
Fixed-income securities and funds	461,742	421,440	2,432,853	2,361,355

Total cash and cash equivalents	461,853	421,683	2,508,421	2,446,702

33

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

•	Financial Investments

Financial assets that are not considered cash and cash equivalents are considered as financial investments.

	Parent		Consolidated

	09/30/2010	06/30/2010	09/30/2010	06/30/2010

Financial investments
In local currency
Fixed-income securities and funds	72,974	56,761	278,248	352,862

In foreign currency
Fixed-income securities and funds	-	-	205,413	212,623

Income from currency and interest rate hedging instruments (a)	-	-	30,774	15,111

Total of financial investments	72,974	56,761	514,435	580,596

Current	72,974	56,761	485,233	571,368

Non-current	-	-	29,202	9,228

(a) Accumulated gains, net of income tax (see Note 23).

The financial assets of the Company and its subsidiaries, except cash and banks, were classified, according to their characteristics and the Company’s intention, into: (i) measured at fair value through income; (ii) held to maturity; and (iii) available for sale, as shown on the table below.

	Consolidated

	09/30/2010	06/30/2010

Measured at fair value through income	2,463,627	2,376,466
Held to maturity	7,193	7,193
Available for sale	476,468	558,292

Financial assets, except cash and banks	2,947,288	2,941,951

34

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

6	Trade accounts receivable (Consolidated)

	09/30/2010	06/30/2010

Domestic customers	1,554,564	1,518,585
Customer financing - Ipiranga	182,235	185,282
Foreign customers	112,550	114,018
(-) Allowance for doubtful accounts	(118,444)	(118,341)
	1,730,905	1,699,544

Current	1,662,266	1,630,948

Non-current	68,639	68,596

Customer financing is provided for renovation and upgrading of service stations, purchase of products, and development of the fuel and lubricant distribution market.

Movements in the allowance for doubtful accounts are as follows:

Balance as of June 30, 2010	118,341
Additions	4,668
Write-offs	(4,565)
Balance as of September 30, 2010	118,444

35

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

7	Inventories (Consolidated)

	09/30/2010			06/30/2010

		Provision for loss	Net balance		Provision for loss	Net balance
	Cost			Cost

Finished goods	215,890	(13,425)	202,465	218,918	(14,470)	204,448
Work in process	5,713	-	5,713	2,746	-	2,746
Raw materials	144,088	(203)	143,885	117,413	(45)	117,368
Liquefied petroleum gas (LPG)	20,898	-	20,898	25,423	-	25,423
Fuels, lubricants and greases	559,808	(631)	559,177	520,885	(672)	520,213
Consumable materials and bottles for resale	42,227	(989)	41,238	37,594	(979)	36,615
Advances to suppliers	75,394	-	75,394	68,123	-	68,123
Properties for resale	43,611	-	43,611	49,588	-	49,588
	1,107,629	(15,248)	1,092,381	1,040,690	(16,166)	1,024,524

Movements in the provision for loss are as follows:

Balance as of June 30, 2010	16,166
Additions	1,197
Write-offs	(2,115)
Balance as of September 30, 2010	15,248

36

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

8	Recoverable taxes

Are substantially represented by credit balances of Tax on Goods and Services (ICMS), Taxes for Social Security Financing (COFINS), Employee’s Profit Participation Program (PIS), and Income and Social Contribution Taxes (IRPJ and CSLL).

	Parent		Consolidated

	09/30/2010	06/30/2010	09/30/2010	06/30/2010

IRPJ and CSLL	72,599	65,650	157,304	130,449
ICMS	-	-	223,944	226,789
Provision for ICMS losses (*)	-	-	(61,830)	(62,859)
Adjustment to present value of ICMS on property, plant and equipment - CIAP (see Notes 3.r)	-	-	(3,694)	(3,614)
PIS and COFINS	21	21	89,215	79,290
Value-Added Tax (IVA) on the subsidiaries Oxiteno Mexico S.A. de C.V. and Oxiteno Andina, C.A.	-	-	9,693	9,610
IPI	-	-	4,070	3,435
Others	21	20	6,660	5,747
Total	72,641	65,691	425,362	388,847

Current	31,623	31,690	343,945	310,506

Non-current	41,018	34,001	81,417	78,341

(*)	The provision for ICMS losses relates to credit balances that the subsidiaries estimate to be unable to offset in the future.

Movements in the provision for ICMS losses are as follows:

Balance as of June 30, 2010	62,859
Additions	2,028
Write-offs	(3,057)
Balance as of September 30, 2010	61,830

37

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

9	Related parties

a. Related companies

	Parent
	Debentures	Financial income
	Assets

Ipiranga Produtos de Petróleo S.A.	750,000	79,171

Total as of September 30, 2010	750,000	79,171

Total as of June 30, 2010	770,674

Total as of September 30, 2009		52,519

	Consolidated
	Loans		Commercial transactions

	Assets	Liabilities	Receivable	Payable

Braskem S.A.	-	-	-	6,083
Copagaz Distribuidora de Gas Ltda.	-	-	322	-
Liquigás Distribuidora S.A.	-	-	476	-
Oxicap Indústria de Gases Ltda.	9,654	-	-	1,180
Petróleo Brasileiro S.A. – Petrobras	-	-	-	223,486
Quattor Química S.A.	-	-	-	2,192
Química da Bahia Indústria e Comércio S.A.	-	3,195	-	-
Refinaria de Petróleo Riograndense S.A.(*)	-	-	-	6,632
SHV Gás Brasil Ltda.	-	-	260	-
Other	490	834	65	-

Total as of September 30, 2010	10,144	4,029	1,123	239,573

Total as of June 30, 2010	10,174	4,021	711	266,199

38

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

	Consolidated
	Transactions

	Sales	Purchases

Braskem S.A.	11,409	480,446
Copagaz Distribuidora de Gas Ltda.	2,943	-
Liquigás Distribuidora S.A.	4,051	-
Oxicap Indústria de Gases Ltda.	5	10,011
Petróleo Brasileiro S.A. – Petrobras	95,413	18,599,994
Quattor Química S.A.	13,957	137,190
Refinaria de Petróleo Riograndense S.A. (*)	-	632,777
Servgás Distribuidora de Gas S.A.	893	-
SHV Gás Brasil Ltda.	1,891	-

Total as of September 30, 2010	130,562	19,860,418

Total as of September 30, 2009	75,552	16,802,190

(*)	Relates to the non-eliminated portion of the transactions between RPR and IPP, since RPR is proportionally consolidated and IPP is fully consolidated.

Purchase and sale transactions relate substantially to the purchase of raw materials, inputs, transportation and storage services based on arm’s length market prices and terms with customers and suppliers with comparable operational performance. Borrowing agreements are for an indeterminate period and do not contain interest clauses. In the opinion of the Company’s management, transactions with related parties are not subject to settlement risk, which is why no allowance for doubtful accounts or collaterals are provided. Collaterals provided by the Company in borrowings and financing of subsidiaries and affiliates are mentioned in Note 16.i.) The transactions of the Company and its subsidiaries related to post-employment benefits are described in Note 25.

39

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

b. Key management personnel - Compensation (Consolidated)

As of September 30, 2010, the Company and its subsidiaries recorded expenses for compensation of its key personnel (Company’s directors and designated officers) in the amount of R$ 31,189 (R$ 16,593 as of September 30, 2009). Out of this total, R$ 28,531 relates to short-term compensation (R$ 15,195 as of September 30, 2009), R$ 1,766 to compensation in stock (R$ 966 as of September 30, 2009) and R$ 892 (R$ 432 as of September 30, 2009) to post-employment benefits.

c. Stock compensation plan

At a Special General Meeting held on November 26, 2003, a benefit plan was approved for managers of the Company and its subsidiaries, which provides: (i) initial award of beneficial ownership of shares issued by the Company held in treasury by the subsidiaries at which the beneficiary managers are employed; and (ii) transfer of title to the shares within five to ten years after the initial award, subject to continuation of employment of the beneficiary manager with the Company and its subsidiaries. The total amount awarded to executives as of September 30, 2010, including tax charges, was R$ 29,562 (R$ 29,562 as of June 30, 2010). Such amount is being amortized over a period of five to ten years after the award, and amortization for the period ended in September 30, 2010 in the amount of R$ 3,285 (R$ 1,428 as of September 30, 2009) was recorded as operating expense for the year. The values of the awards were determined on the date of award based on the market value of these shares on the BM&FBovespa.

The chart below summarizes the information on the shares awarded to executives of the Company:

Date of award	Restricted shares awarded	Market value of shares (in R$)	Total compensation costs, including taxes	Accumulated compensation costs recorded	Accumulated compensation costs not recorded

December 15, 2009	62,500	83.00	7,155	(1,013)	6,142
October 7, 2008	174,000	39.97	9,593	(3,260)	6,333
December 12, 2007	40,000	64.70	3,570	(1,718)	1,852
November 9, 2006	51,800	46.50	3,322	(1,301)	2,021
December 14, 2005	23,400	32.83	1,060	(512)	548
October 4, 2004	41,975	40.78	2,361	(1,418)	943
December 17, 2003	59,800	30.32	2,501	(1,709)	792
	453,475		29,562	(10,931)	18,631

40

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

10	Income and social contribution taxes

a.       Deferred income and social contribution taxes

The Company and its subsidiaries recognize tax credits and debits, which are not subject to limitation periods, resulting from tax losses, temporary additions, negative tax bases and revaluation of property, plant and equipment, among others. Credits are sustained by the continued profitability of their operations. Deferred income tax and social contribution are recorded under the following categories:

	Parent		Consolidated

	09/30/2010	06/30/2010	09/30/2010	06/30/2010

Assets - Deferred income and social contribution taxes on:
Provision for loss of assets	-	-	27,214	25,012
Provisions for contingencies	193	176	60,784	54,858
Provision for post-employment benefit (see Note 25.b)	-	-	29,194	29,165
Provision for differences between cash and accrual basis	-	-	16,335	11,888
Provision for goodwill paid on investments (see Note 14)	-	-	327,131	348,176
Other provisions	-	4	44,674	35,845
Tax losses and negative basis for social contribution to offset	-	-	59,690	95,332
Transition Tax Regime effect – adoption of New BRGAAP effect (see Note 2.2.h)	-	-	39,228	44,442

Total	193	180	604,250	644,718

Liabilities - Deferred income and social contribution taxes on:
Revaluation of property, plant and equipment	-	-	375	392
Accelerated depreciation	-	-	115	117
Provision for adjustments between cash and accrual basis	-	-	9,642	5,303
Temporary differences of foreign subsidiaries	-	-	1,879	2,928
Transition Tax Regime effect – adoption Law 11638/07	-	-	12,594	19,179

Total	-	-	24,605	27,919

41

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

The estimated recovery of deferred tax assets relating to income and social contribution taxes is stated as follows:

	Parent	Consolidated

Up to 1 year	-	205,270
From 1 to 2 years	-	86,561
From 2 to 3 years	193	109,536
From 3 to 5 years	-	154,253
From 5 to 7 years	-	34,121
From 7 to 10 years	-	14,509

	193	604,250

b.       Reconciliation of income and social contribution taxes on income

Income and social contribution taxes are reconciled to the official tax rates as follows:

	Parent		Consolidated

	09/30/2010	09/30/2009	09/30/2010	09/30/2009

Income (loss) before taxes and equity in income of affiliates	7,791	(59,246)	724,384	436,674
Official tax rates - %	34	34	34	34
Income and social contribution taxes at the official tax rates	(2,649)	20,144	(246,291)	(148,469)
Adjustments to the actual rate:
Operating provisions and nondeductible expenses/nontaxable revenues	(4)	-	1,303	(11,901)
Adjustment to estimated income	-	-	16,859	8,913
Interest on equity	-	(21,760)	-	-
Workers Meal Program (PAT)	-	-	331	515
Other adjustments	19	17	(3,056)	3,290
Income and social contribution taxes before tax incentives	(2,634)	(1,599)	(230,854)	(147,652)

Tax incentives - ADENE	-	-	24,411	15,169
Income and social contribution taxes in the income statement	(2,634)	(1,599)	(206,443)	(132,483)

Current	(2,596)	(8)	(132,018)	(131,310)
Deferred	(38)	(1,591)	(98,836)	(16,342)
Tax incentives - ADENE	-	-	24,411	15,169

42

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

c.       Tax exemption

The following subsidiaries are entitled to partial or total exemption from IRPJ under the government’s program for development of Northeastern Brazil:

Subsidiary	Units	Incentive - %	Expiration

Oxiteno Nordeste S.A. Indústria e Comércio	Camaçari plant	75	2016

Bahiana Distribuidora de Gás Ltda.	Mataripe base	75	2013
	Suape base	75	2018
	Aracaju base	75	2017
	Caucaia base	75	2012

Terminal Químico de Aratu S.A. – Tequimar	Aratu terminal	75	2012
	Suape terminal	75	2015

11	Prepaid expenses (Consolidated)

	09/30/2010	06/30/2010

Rents	27,007	32,509
Advertising and publicity	5,959	11,808
Insurance premiums	6,255	8,678
Purchases of meal and transportation tickets	3,281	3,348
Taxes and other prepaid expenses	10,748	12,529
	53,250	68,872

Current	27,873	37,996

Non-current	25,377	30,876

43

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

12	Investments

a.           Subsidiaries (Parent company)

	Investments		Equity
	09/30/2010	06/30/2010	09/30/2010	09/30/2009

Ipiranga Produtos de Petróleo	2,272,327	2,307,075	384,314	-
Oxiteno S.A. Indústria e Comércio	1,785,723	1,772,197	44,563	47,902
Ultracargo – Operações Logísticas e Participações Ltda.	726,500	687,229	70,674	29,075
Refinaria de Petróleo Riograndense S.A.	7,001	7,339	13,470	10,858
Companhia Brasileira de Petróleo Ipiranga	-	-	-	290,659
Sociedade Brasileira de Participações Ltda.	-	-	-	(17,076)
	4,791,551	4,773,840	513,021	361,418

b.           Affiliated companies (Consolidated)

	Investments		Equity
	09/30/2010	06/30/2010	09/30/2010	09/30/2009

Transportadora Sulbrasileira de Gás S.A.	6,633	6,631	10	(62)
Química da Bahia Indústria e Comércio S.A.	3,709	3,731	(39)	112
Oxicap Indústria de Gases Ltda.	1,959	1,959	(131)	45
	12,301	12,321	(160)	95

In the consolidated interim financial statements, the investment of the subsidiary Oxiteno S.A. Indústria e Comércio (“Oxiteno S.A.”) in the affiliate Oxicap Indústria de Gases Ltda. is valued by the equity method of accounting based on its interim financial statements as of August 31, 2010, while the other affiliates are valued based on the interim financial statements as of September 30, 2010.

44

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

13	Property, plant and equipment (Consolidated)

		09/30/2010				06/30/2010
	Weighted average term of depreciation (years)
			Accumulated depreciation	Provision for loss
		Cost			Net	Net

Lands	-	374,243	-	(197)	374,046	374,383
Buildings	25	1,037,243	(429,736)	-	607,507	608,539
Leasehold improvements	11	371,596	(189,140)	-	182,456	191,519
Machinery and equipment	11	2,569,105	(1,084,416)	(1,697)	1,482,992	1,454,502
Light fuel/lubricant distribution equipment and facilities	14	1,418,803	(821,358)	-	597,445	575,773
LPG tanks and bottles	13	368,625	(191,053)	-	177,572	168,050
Vehicles	8	167,126	(109,598)	-	57,528	62,369
Furniture and utensils	6	99,857	(59,804)	-	40,053	39,856
Construction in progress	-	345,800	-	-	345,800	347,703
Advances to suppliers	-	6,969	-	-	6,969	24,578
Imports in progress	-	214	-	-	214	809
IT equipment	5	176,640	(145,444)	-	31,196	32,845
		6,936,221	(3,030,549)	(1,894)	3,903,778	3,880,926

45

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

Movements in property, plant and equipment as of September 30, 2010 are as follows:

	Balance as of 06/30/2010	Additions	Depreciation	Transfer	Write-offs	Exchange rate	Balance as of 09/30/2010

Cost:
Lands	374,580	-	-	10	(269)	(78)	374,243
Buildings	1,029,320	4,295	-	4,691	(782)	(281)	1,037,243
Leasehold improvements	373,842	882	-	7,361	(10,487)	(2)	371,596
Machinery and equipment	2,510,799	64,692	-	15,682	(20,800)	(1,268)	2,569,105
Light fuel/lubricant distribution equipment and facilities	1,382,018	24,687	-	15,048	(2,950)	-	1,418,803
LPG tanks and bottles	360,667	19,683	-	-	(11,725)	-	368,625
Vehicles	174,067	4,811	-	4,487	(15,935)	(304)	167,126
Furniture and utensils	97,654	3,077	-	6	(851)	(29)	99,857
Construction in progress	347,703	26,741	-	(28,105)	(462)	(77)	345,800
Advances to suppliers	24,578	1,272	-	(18,682)	(199)	-	6,969
Imports in progress	809	123	-	(718)	-	-	214
IT equipment	176,003	2,419	-	220	(1,949)	(53)	176,640
	6,852,040	152,682	-	-	(66,409)	(2,092)	6,936,221

Accumulated depreciation:
Buildings	(420,781)	-	(9,602)	147	434	66	(429,736)
Leasehold improvements	(182,323)	-	(6,768)	(147)	97	1	(189,140)
Machinery and equipment	(1,054,600)	-	(45,951)	-	15,722	413	(1,084,416)
Light fuel/lubricant distribution equipment and facilities	(806,245)	-	(17,534)	-	2,421	-	(821,358)
LPG tanks and bottles	(192,617)	-	(4,878)	-	6,442	-	(191,053)
Vehicles	(111,698)	-	(1,078)	-	3,041	137	(109,598)
Furniture and utensils	(57,798)	-	(2,548)	-	530	12	(59,804)
IT equipment	(143,158)	-	(3,460)	-	1,134	40	(145,444)
	(2,969,220)	-	(91,819)	-	29,821	669	(3,030,549)

Provision for loss:
Lands	(197)	-	-	-	-	-	(197)
Machinery and equipment	(1,697)	-	-	-	-	-	(1,697)
	(1,894)	-	-	-	-	-	(1,894)

Net	3,880,926	152,682	(91,819)	-	(36,588)	(1,423)	3,903,778

 Construction in progress relates substantially to: (i) expansions and renovations in industrial facilities and (ii) construction and upgrade of service stations and fuel distribution bases.

Advances to suppliers of property, plant and equipment relate basically to toll manufacturing of equipment for expansion of plants.

As permitted by Law 11638/07 and Resolution CVM 565/08, the Company decided to maintain the revaluation balances until their realization, through depreciation or write-off, and they became part of the cost value of the goods. As of September 30, 2010, the revaluation balance of property, plan and equipment was R$ 19,924 (R$ 20,274 as of June 30, 2010).

46

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

14	Intangible assets (Consolidated)

		09/30/2010				06/30/2010
	Weighted average term of amortization (years)
		Cost	Accumulated amortization	Provision for losses	Net	Net

Goodwill, net of tax effects	-	770,272	(102,033)	-	668,239	674,889
Software	5	235,913	(171,240)	-	64,673	67,490
Technology	5	23,694	(10,583)	-	13,111	14,213
Commercial property rights	33	16,334	(3,731)	-	12,603	12,741
Market rights	5	708,894	(229,595)	-	479,299	460,413
Others	10	2,249	(234)	(1,449)	566	1,834
		1,757,356	(517,416)	(1,449)	1,238,491	1,231,580

Movements in intangible assets as of September 30, 2010 are as follows:

	Goodwill, net of tax effects	Software	Technology	Commercial property rights	Market rights	Others	Total
Balance as of June 30, 2010	674,889	67,490	14,213	12,741	460,413	1,834	1,231,580
Additions	-	7,443	-	-	55,033	-	62,476
Write-offs	(6,650)	(4,326)	-	-	-	(1,261)	(12,237)
Amortization	-	(5,934)	(1,102)	(138)	(36,147)	(7)	(43,328)
Balance as of September 30, 2010	668,239	64,673	13,111	12,603	479,299	566	1,238,491

Weighted average term of amortization (years)	-	5	5	33	5	10

In the income for the quarter, the amount of R$ 43,328 was recorded as amortization of intangible assets, of which R$ 41,403 was classified as expenses, and the rest was allocated to production and service cost.

Goodwill from acquisition of companies was amortized as of December 31, 2008, when its amortization has been ceased, and the net remaining balance is tested annually for impairment analysis purposes.

The Company has the following balances of goodwill as of September 30, 2010 and June 30, 2010, net of tax effects (see Note 10.a):

	09/30/2010	06/30/2010
Goodwill on the acquisition of:
Ipiranga	276,724	276,724
União Terminais	211,089	211,089
Texaco	177,759	177,759
Others	2,667	9,317
	668,239	674,889

47

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

Software includes user licenses and costs for the implementation of the various systems used by the Company and its subsidiaries, such as: integrated management and control, financial management, foreign trade, industrial automation, operational transportation and storage management, accounting information and other systems.

The Company records as technology certain rights held by the subsidiaries Oxiteno S.A., Oxiteno Nordeste S.A. Indústria e Comércio (“Oxiteno Nordeste”), and Oleoquímica Indústria e Comércio de Produtos Químicos Ltda. (“Oleoquímica”). Such licenses cover the production of ethylene oxide, ethylene glycols, ethanolamines, glycol ethers, ethoxylates, solvents, fatty acids from vegetable oils, fatty alcohols, and specialty chemicals, which products are supplied to various industries.

Commercial property rights include those described below:

•
On July 11, 2002, the subsidiary Tequimar executed an agreement with CODEBA – Companhia das Docas do Estado da Bahia, which allows exporting from the area in which the Aratu Terminal is located for 20 years, renewable for a like period. The price paid by Tequimar was R$ 12,000, which is being amortized over the period from August 2002 to July 2042.

•
In addition, the subsidiary Tequimar has a lease contract for an area adjacent to the Port of Santos for 20 years from December 2002, renewable for a like period, which allows the construction, operation, and use of a terminal for liquid bulk unloading, tank storage, handling, and distribution. The price paid by Tequimar was R$ 4,334, which is being amortized over the period from August 2005 to December 2022.

Market rights refer mainly to bonus expenses as provided in Ipiranga’s agreements with reseller gas stations and major consumers. Bonus expenses are recorded when incurred and recognized as an expense in income over the term of the agreement (typically 5 years).

Research & development expenses amounted to R$ 4,767 in the income for the quarter ended September 30, 2010 (R$ 5,371 in the income as of September 30, 2009).

48

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

15	Deferred charges (Consolidated)

		09/30/2010			06/30/2010
	Weighted average term of amortization (years)
		Cost	Accumulated amortization	Net	Net

Restructuring costs	4	25,910	(19,763)	6,147	7,283

Restructuring costs relate to the LPG distribution business, namely: (i) costs for expansion projects involving new regions of activity and (ii) costs for restructuring the home distribution network to increase the contribution margin and expand the bottled gas business through new dealers. Costs will be maintained in this group until they are fully amortized, which will occur in December 2013.

49

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

16	Financing, debentures and finance lease (Consolidated)

a.           Composition

Description	09/30/2010	06/30/2010	Index/Currency	Weighted average financial charges 09/30/2010 - % p.a.	Maturity

Foreign currency:
Notes in the foreign market (b)	427,697	446,400	US$	+7.2	2015
Syndicated loan (c)	101,913	107,785	US$ + LIBOR (i)	+1.2	2011
ACC	60,422	103,439	US$	+1.8	<263 days
ACE	54,350	66,802	US$	+1.6	<263 days
BNDES (d)	54,223	58,194	US$	+6.0	2010 to 2016
Financial institutions	16,905	17,123	MX$ + TIIE (ii)	+2.5	2010 to 2014
FINIMP – RPR	16,504	17,419	US$	+3.5	2010
Financial institutions	6,732	8,568	US$ + LIBOR (i)	+2.1	2011
Financial institutions - RPR	1,603	-	US$	+0.9	2011
FINIMP	834	872	US$	+7.0	2012
Financial institutions	25	87	Bs (iii)	+28.0	2013
BNDES (d)	14	82	UMBNDES (iv)	+7.5	2011
Subtotal	741,222	826,771

Local currency:
Banco do Brasil (e)	1,875,332	1,801,291	R$	+11.8	2012 to 2015
Debentures (f)	1,284,279	1,246,903	CDI	108.5	2012
BNDES (d)	1,119,225	1,125,003	TJLP (v)	+3.8	2010 to 2019
Banco do Nordeste do Brasil	102,640	105,951	R$	+8.5 (vi)	2018
Loan - MaxFácil	75,460	115,560	CDI	100.0	2012
FINEP	60,665	65,566	TJLP (v)	+0.7	2010 to 2014
BNDES (d)	53,645	27,838	R$	+5.9	2011 to 2020
Working capital loan – União Vopak/RPR	26,641	30,372	CDI	117.0	2010 to 2014
FINAME	7,835	9,807	TJLP (v)	+3.0	2010 to 2013
Floating finance leases (g)	5,284	7,810	CDI	+1.7	2010 to 2011
Fixed finance leases (g)	1,711	1,849	R$	+13.6	2011 to 2014
Others	1,007	1,385	CDI	+1.7	2010 to 2011
Subtotal	4,613,724	4,539,335

Income from currency and interest rate hedging instruments	66,162	43,457

Total	5,421,108	5,409,563

Current	882,269	900,622

Non-current	4,538,839	4,508,941

(i)	LIBOR = London Interbank Offered Rate.

(ii)	MX$ = Mexican Peso; TIIE = Mexican interbank balance interest rate.

(iii)	Bs = Venezuelan Bolivares Fortes.

(iv)
UMBNDES = monetary unit of Banco Nacional de Desenvolvimento Econômico e Social (“BNDES”) is a “basket of currencies” representing the composition of foreign currency debt obligations of BNDES. As of September 2010, 96% of this composition reflected the U.S. dollar.

(v)	TJLP = set by the National Monetary Council, TJLP is the basic financing cost of BNDES. On September 30, 2010, TJLP was fixed at 6% p.a.

50

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

(vi)
Contract linked to the rate of FNE (Northeast Constitutional Financing Fund) fund whose purpose is to foster the development of the industrial sector, administered by Banco do Nordeste. On September 30, 2010, the FNE interest rate was 10% p.a. Over the interest, there is a compliance bonus of 15%.

The long-term amounts break down as follows by year of maturity:

	09/30/2010	06/30/2010

From 1 to 2 years	1,024,008	921,349
From 2 to 3 years	2,219,960	2,267,151
From 3 to 4 years	416,457	413,173
From 4 to 5 years	380,186	369,962
More than 5 years	498,228	537,306
	4,538,839	4,508,941

As provided in Resolution CVM 556/08, the transaction costs and issue premiums associated with fund raising by the Company and its subsidiaries were added to their financial liabilities, as shown in Note 16.h).

The Company’s management contracted hedging against foreign exchange exposure and interest rate for some debt (see Note 23).

b.           Notes in the foreign market

In December 2005, the subsidiary LPG International Inc. issued US$ 250 million in notes in the foreign market, with maturity in December 2015 and financial charge of 7.25% p.a., paid semiannually, with the first payment due June 2006. The issue price was 98.75% of the face value of the note, which represented a total return of 7.429% p.a. for the investor at the time of issuance. The notes were secured by the Company and Oxiteno S.A.

As a result of the issuance of notes in the foreign market, the Company and its subsidiaries, as mentioned above, are subject to certain commitments, including:

•	Limitation of transactions with shareholders owning more than 5% of any class of stock of the Company that are not as favorable to the Company as available in the market.

•
Required resolution of the Board of Directors for transactions with related parties in an amount exceeding US$ 15 million (except for transactions of the Company with subsidiaries and between subsidiaries).

•	Restriction on transfer of all or substantially all assets of the Company and its subsidiaries.

•	Restriction on encumbrance of assets exceeding US$ 150 million or 15% of the value of the consolidated tangible assets.

The restrictions imposed on the Company and its subsidiaries are usual in transactions of this kind and have not limited their ability to conduct their business to date.

51

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

c.           Syndicated loan

In June 2008, the subsidiary Oxiteno Overseas renewed the syndicated loan contracted in June 2005 in the amount of US$ 60 million. The syndicated loan has maturity in June 2011 and financial charge of LIBOR + 1.25% p.a. The Company contracted instruments of protection with floating interest rate in dollar and exchange rate variation, changing the syndicated loan charge to 99.5% of CDI (see Note 23). The syndicated loan is secured by the Company and subsidiary Oxiteno S.A.

As a result of the issuance of the syndicated loan, some obligations other than those in Note 16.b) must be maintained by the Company:

•	Maintenance of a financial index, determined by the ratio between net debt and consolidated Earnings before Interest, Taxes, Depreciation and Amortization (EBITDA), at less than or equal to 3.5.

•	Maintenance of a financial index determined by the ratio between consolidated EBITDA and consolidated net financial expenses, higher than or equal to 1.5.

The restrictions imposed on the Company and its subsidiaries are usual in transactions of this kind and have not limited their ability to conduct their business to date.

d.           BNDES

The Company and its subsidiaries have financing from BNDES, for some of their investments and for working capital.

During the effectiveness of these agreements, the Company must keep the following capitalization and current liquidity levels, as determined in annual audited balance sheet:

- capitalization level: shareholders’ equity / total assets equal to or above 0.30; and
- current liquidity level: current assets / current liabilities equal to or above 1.3.

e.           Banco do Brasil

The subsidiary IPP has loans with Banco do Brasil to finance the commercialization, processing or industrialization of agricultural goods (ethanol). The loans from Banco do Brasil have maturity from 2 to 5 years and average fixed rate of 11.8% p.a. The IPP has contracted an instrument of protection of interest rate, converting the charges of those loans to 99% of CDI on average (see Note 23). Subsidiary IPP designates hedging instruments as fair value hedge; accordingly, both loans and hedging instruments are presented at their fair value calculated from the agreement date.

52

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

f.           Debentures

In June 2009, the Company made its third issuance of debentures, in a single series of 1,200 simple, nonconvertible into shares, unsecured debentures with the following characteristics:

Face value of each:	R$ 1,000,000.00
Final maturity:	May 19, 2012
Payment of the face value:	Lump sum at final maturity
Interest:	100% CDI + 3.0% p.a.
Payment of interest:	Annually
Reprice:	Not applicable

The funds obtained with this issuance were used for prepaid payment, in June 2009, of 120 Promissory Notes in the total amount of R$ 1,200,000 issued by the Company in December 2008.

In December 2009, the Company concluded the review of certain terms and conditions of its third issuance of debentures. Thus, the interest of the debentures was reduced to 108.5%  CDI and its maturity date was extended to December 4, 2012. The debentures have annually interest payments and amortization in one single tranche at the maturity date, as according to the following characteristics:

Face value of each:	R$ 1,000,000.00
Final maturity:	December 4, 2012
Payment of the face value:	Lump sum at final maturity
Interest:	108,5% CDI
Payment of interest:	Annually
Reprice:	Not applicable

g.           Finance leases

The subsidiaries IPP and Serma have finance lease contracts primarily related to fuel distribution equipment, such as tanks, pumps, VNG compressors and IT equipment. These contracts have terms between 36 and 60 months.

The subsidiaries have the option to purchase the assets at a price substantially lower than the fair market price on the date of option, and management intends to exercise such option. No restrictions are imposed on these agreements.

53

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

The amounts of the equipments, net of depreciation, and of the liabilities corresponding to such equipments, recorded as of September 30, 2010 and June 30, 2010, are shown below:

	09/30/2010		06/30/2010
	Fuel distribution equipment	IT equipment	Fuel distribution equipment	IT equipment

Equipments net of depreciation	21,166	2,532	21,600	2,910

Financing	5,284	1,711	7,810	1,849

Current	5,284	603	7,506	584
Non-current	-	1,108	304	1,265

The future disbursements (installments), assumed under these contracts, total approximately:

	09/30/2010		06/30/2010
	Fuel distribution equipment	IT equipment	Fuel distribution equipment	IT equipment

Up to 1 year	5,663	784	7,961	784
More than 1 year	-	1,261	341	1,457

	5,663	2,045	8,302	2,241

The above installments include the amounts of ISS payable on the monthly installments.

 h.           Transaction costs

Transaction costs incurred in obtaining financial resources were deducted from the value of the financial instrument and recorded as expense according to the effective rate, as follows:

	Effective rate of transaction costs (% p.a.)	Balance as of 06/30/2010	Incurred cost	Amortization	Balance as of 09/30/2010

Banco do Brasil (e)	0.6%	27,215	-	(1,285)	25,930
Debentures (f)	0.6%	17,004	-	(1,536)	15,468
Notes in the foreign market (b)	0.2%	4,884	-	(500)	4,384
Others	0.9%	1,022	-	(136)	886
Total		50,125	-	(3,457)	46,668

54

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

The amount to be appropriated to income in the future is as follows:

	Up to 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	More than 5 years	Total

Banco do Brasil (e)	10,442	6,139	5,557	2,649	1,143	-	25,930
Debentures (f)	7,256	6,439	1,773	-	-	-	15,468
Notes in the foreign market (b)	835	835	835	835	835	209	4,384
Others	495	269	60	43	19	-	886
Total	19,028	13,682	8,225	3,527	1,997	209	46,668

i.           Collateral

Financing is secured by collateral amounting to R$ 83,723 as of September 30, 2010 (R$ 120,028 as of June 30, 2010) and by guarantees and promissory notes in the amount of R$ 1,951,682 as of September 30, 2010 (R$ 1,982,264 as of June 30, 2010).

In addition, the Company and its subsidiaries offer collateral in the form of bank letters of guarantee for commercial and legal proceeding in the amount of R$ 143,073 as of September 30, 2010 (R$ 137,979 as of June 30, 2010).

Some subsidiaries issued collateral to financial institutions in connection with the amounts owed by some of their customers to such institutions (vendor financing). If a subsidiary is required to make any payment under these collaterals, this subsidiary may recover the amount paid directly from its customers through commercial collection. The maximum amount of future payments related to these collaterals is R$ 10,783 as of September 30, 2010 (R$ 10,613 as of June 30, 2010), with maturities of no more than 211 days. As of September 30, 2010, the Company and its subsidiaries did not have losses in connection with these collaterals. The fair value of collateral recognized in current liabilities is R$ 260 as of September 30, 2010 (R$ 257 as of June 30, 2010). This is recognized in income as customers set the their obligations with financial institutions.

Some financing agreements of the Company and its subsidiaries have cross default clauses that require them to pay the debt assumed in case of default of other debts equal to or greater than US$ 10 million. As of September 30, 2010, there was no event of default of the debts of the Company and its subsidiaries.

55

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

17	Assets retirement obligation

This provision corresponds to the legal obligation to remove Ipiranga’s underground fuel tanks located at Ipiranga-branded gas stations after a certain use period. (see Note 3.l).

Movements in the assets retirement obligations are as follows:

Balance as of June 30, 2010	64,936
Additions (new tanks)	316
Expenses with tanks removed	(2,553)
Adjustments of expenses	314
Balance as of September 30, 2010	63,013

Current	5,551
Non-current	57,462

18	Deferred revenue

The Company and its subsidiaries have recognized the following deferred revenues:

	09/30/2010	06/30/2010

Initial franchise fee ‘am/pm’	7,362	6,230
Loyalty program Km de Vantagens (see Note 2.2.f)	10,348	10,915
Other	728	863
	18,438	18,008

Current	13,015	13,362
Non-current	5,423	4,646

The initial franchise fee related to the ‘am/pm’ convenience store chain received by Ipiranga is deferred and recognized in income on an accrual basis, based on the substance of the agreements with the franchisees.

56

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

19	Shareholders’ equity

a.	Share capital

The Company is a publicly traded company listed on the São Paulo (“BM&FBovespa”) and New York Stock Exchanges (“NYSE”), with a subscribed and paid-in capital represented by 136,095,999 shares without par value, including 49,429,897 common and 86,666,102 preferred shares.

As of September 30, 2010, there were 13,103,651 preferred shares outstanding abroad in the form of American Depositary Receipts (“ADRs”).

Preferred shares are nonconvertible into common shares, nonvoting, and give their holders priority in capital redemption, without premium, upon liquidation of the Company.

At the beginning of 2000, the Company granted tag-along rights through a shareholders’ agreement, assuring non-controlling shareholders the right to the same conditions as negotiated by the controlling shareholders in case of transfer of the control of the Company. In 2004, these rights were incorporated into the Bylaws of the Company.

The Company is authorized to increase the capital without amendment to the Bylaws, by resolution of the Board of Directors, up to the limit of R$ 4,500,000 through the issuance of common or preferred shares, regardless of the current number of shares, subject to the limit of 2/3 of preferred shares in the total shares issued.

b.	Treasury shares

The Company acquired shares issued by itself at market prices without capital reduction, to be held in treasury and to be subsequently disposed of or cancelled, in accordance with Instructions CVM 10 of February 14, 1980 and 268 of November 13, 1997. In 2010, there were no stock repurchases.

As of September 30, 2010, the interim financial statements of the parent company totaled 2,138,772 preferred shares and 6,617 common shares held in treasury, acquired at an average cost of R$ 57.79 and R$ 19.30 per share, respectively. In the consolidated interim financial statements, 2,592,247 preferred shares and 6,617 common shares are held in treasury, acquired at an average cost of R$ 54.22 and R$ 19.30 per share, respectively.

The price of preferred shares issued by the Company as of September 30, 2010 on BM&FBovespa was R$ 101.80.

57

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

c.	Capital reserve

The capital reserve reflects the gain of the transfer of shares at market price to be held in treasury in the Company’s subsidiaries, at an average price of R$ 47.26 per share. Such shares were used to award beneficial ownership to executives of these subsidiaries, as mentioned in Note 9.c).

d.	Revaluation reserve

The revaluation reserve reflects the revaluation of assets of subsidiaries and is based on depreciation, write-off, or disposal of the revalued assets of the subsidiaries, and also based on the tax effects of the provisions created by these subsidiaries.

In some cases, tax charges on the equity-method revaluation reserve of certain subsidiaries are recognized as the reserve is realized, as they preceded the issuance of Resolution CVM 183/95.

e.	Retention of profits reserve

Used for investments contemplated in a capital budget, mainly for expansion, productivity, and quality, acquisitions and new investments. Formed in accordance with Article 196 of the Brazilian Corporate Law, it includes both the portion of net income for the year and the realization of the revaluation reserve.

f.	Conciliation between parent company and consolidated shareholders’ equity

	09/30/2010	06/30/2010

Parent company shareholders’ equity under New BR GAAP	5,105,088	5,082,885
Treasury shares held by subsidiaries – net of realization	(10,752)	(11,396)
Capital reserve from sale of treasury shares to subsidiaries – net of realization	(2,757)	(2,906)

Consolidated shareholders’ equity under New BRGAAP	5,091,579	5,068,583
Non-controlling interest by subsidiaries	(23,233)	(21,723)
Consolidated shareholders’ equity, excluding the non-controlling interest by subsidiaries	5,068,346	5,046,860

58

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

g.	Valuation adjustment

In valuation adjustment (i) the differences between the fair value and adjusted cost of financial investments classified as available for sale and financial instruments designated as a cash flow hedge of the change in interest rates and (ii) the effect of exchange rate changes on derivatives designated as hedging by RPR, used to protect the future cash flow are recognized directly in shareholders’ equity. In all cases, the gains and losses recorded in the shareholders’ equity are included in income, in the case of financial instruments prepayment.

h.	Cumulative translation adjustments of foreign currency

The change in exchange rates on foreign subsidiaries denominated in a currency other than the currency of the Company is directly recognized in the shareholders’ equity. This accumulated effect is reflected in income for the year as a gain or loss only in case of disposal or write-off of the investment.

20	Income on disposal of assets

Income on disposal of assets is composed of R$ 9,316 (revenue) (R$ 15,784 (revenue) as of September 30, 2009) mainly of proceeds from the sale of property, plant and equipment, as well as in 2010 the income on sale of AGT – Armazéns Gerais e Transporte Ltda. and Petrolog Serviços e Armazéns Gerais Ltda., as mentioned in Note 4.

21	Segment information

The Company operates four main business segments: gas distribution, fuel distribution, chemicals, and logistics. The gas distribution segment (Ultragaz) distributes LPG to residential, commercial, and industrial consumers, especially in the South, Southeast, and Northeast Regions of Brazil. The fuel distribution segment (Ipiranga) operates the distribution of fuels and lubricants and related activities throughout all the Brazilian territory, since the acquisition of Texaco on April 1, 2009. The chemicals segment (Oxiteno) produces ethylene oxide and its derivatives, which are the raw materials for the cosmetics & detergent, agrochemical, paint & varnish, and other industries. The logistics segment (Ultracargo) provides storage services, especially in the Southeast, and Northeast Regions of Brazil. The segments shown in the interim financial statements are strategic business units supplying different products and services. Inter-segment sales are at prices similar to those that would be charged to third parties.

The main financial information on each segment of the Company can be stated as follows:

59

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

	09/30/2010	09/30/2009
Net revenue:
Ultragaz	2,739,444	2,557,033
Ipiranga	26,728,838	21,501,873
Oxiteno	1,558,906	1,410,882
Ultracargo	234,061	257,062
Other (1)	272,438	200,723
Intersegment sales	(307,113)	(247,484)
Total	31,226,574	25,680,089

Intersegment sales:
Ultragaz	1,657	1,866
Ipiranga	29,048	-
Oxiteno	-	-
Ultracargo	33,483	45,192
Other (1)	242,925	200,426
Total	307,113	247,484

Net revenue, excluding intersegment sales:
Ultragaz	2,737,787	2,555,167
Ipiranga	26,699,790	21,501,873
Oxiteno	1,558,906	1,410,882
Ultracargo	200,578	211,870
Other (1)	29,513	297
Total	31,226,574	25,680,089

Operating profit:
Ultragaz	153,263	133,785
Ipiranga	539,008	381,625
Oxiteno	102,606	59,760
Ultracargo	99,550	48,292
Other (1)	29,630	27,746
Total	924,057	651,208

Net financial income	(199,673)	(214,534)
Equity in income of affiliates	(160)	95
Income before taxes	724,224	436,769

60

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

	09/30/2010	09/30/2009
Additions to property, plant and equipment and intangible assets:
Ultragaz	130,065	109,415
Ipiranga	287,901	151,001
Oxiteno	190,230	128,344
Ultracargo	35,751	26,122
Other (1)	11,406	16,072
Total additions to property, plant and equipment and intangible assets (see Notes 13 and 14)	655,353	430,954
Assets retirement obligation	(1,215)	(2,514)
Finance leases	-	(1,425)
Other	(1,182)	-
Total investments to property, plant and equipment and intangible assets (cash flow)	652,956	427,015

	09/30/2010	09/30/2009
Depreciation and amortization charges:
Ultragaz	93,448	89,582
Ipiranga	198,617	174,970
Oxiteno	75,490	76,318
Ultracargo	21,926	39,632
Other (1)	7,191	6,465
Total	396,672	386,967

	09/30/2010	06/30/2010

Total assets:
Ultragaz	1,412,958	1,366,246
Ipiranga	6,063,001	6,070,749
Oxiteno	3,049,165	3,061,155
Ultracargo	956,562	944,040
Other (1)	998,949	908,143
Total	12,480,635	12,350,333

(1) On the table above, the column “Other” is composed primarily of the parent company Ultrapar Participações S.A. and the investment in RPR.

61

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

Geographic area information

All long-term assets are located in Brazil, except certain long-life assets located in Mexico, in the amount of R$ 26,178 as of September 30, 2010 (R$ 26,917 as of June 30, 2010), and in Venezuela, in the amount of R$ 3,724 as of September 30, 2010 (R$ 3,034 as of June 30, 2010).

The Company generates revenues from operations in Brazil, Mexico (since December 2003) and Venezuela (since September 2007), as well as from exports of products to foreign customers, as disclosed below:

	09/30/2010	09/30/2009

Net revenue:
Brazil	30,771,120	25,220,982
Latin America except Brazil and Mexico	222,955	225,544
North America	141,934	132,610
Far East	33,847	47,528
Europe	40,358	44,343
Other	16,360	9,082
Total	31,226,574	25,680,089

62

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

22	Financial income (Consolidated)

	09/30/2010	09/30/2009

Financial revenues:
Interest on financial investments	147,782	97,246
Interest from customers	32,413	31,099
Other revenues	4,961	3,397

	185,156	131,742
Financial expenses:
Interest on financing	(229,441)	(255,167)
Interest on debentures	(96,633)	(46,918)
Interest on finance leases	(978)	(1,904)
Bank charges, IOF, and other charges	(18,266)	(30,573)
Monetary changes and changes in exchange rates, net of income from hedging instruments	(7,298)	(2,300)
Provisions updating and other expenses (*)	(32,213)	(9,414)

	(384,829)	(346,276)

Financial income	(199,673)	(214,534)

(*) In 2010, includes the effect related to the Company and its subsidiaries’ adhesion to a debt amnesty established by Law 11941/09 (see Note 24.a).

63

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

23	Risks and financial instruments (Consolidated)

Risk management and financial instruments - Governance
The main risk factors to which the Company and its subsidiaries are exposed reflect strategic/operational and economic/financial aspects. Operational/strategic risks (including, but not limited to, demand behavior, competition, technological innovation, and material changes in the industry structure) are addressed by the Company’s management model. Economic/financial risks primarily reflect default of customers, behavior of macroeconomic variables, such as exchange and interest rates, as well as the characteristics of the financial instruments used by the Company and its subsidiaries and by their counterparties. These risks are managed through control policies, specific strategies, and establishment of limits.

The Company has a conservative policy for the management of assets, financial instruments and financial risks approved by its Board of Directors (“Policy”). In accordance with the Policy, the main objectives of financial management is to preserve the value and liquidity of financial assets and ensure financial resources for the proper conduct of business, including expansions. The main financial risks considered in the Policy are risks associated with currencies, interest rates, credit and selection of financial instruments. Governance of the management of financial risks and financial instruments follows the segregation of duties below:

•	Implementation of the management of financial assets, instruments and risks is the responsibility of the Financial Area, through its treasury, with the assistance of the tax and accounting areas.
•
Supervision and monitoring of compliance with the principles, guidelines and standards of the Policy is the responsibility of the Risk and Investment Committee, set up more than 10 years ago and composed of members of the Company’s Executive Board (“Committee”). The Committee holds regular meetings and is in charge, among other responsibilities, of discussing and monitoring the financial strategies, existing exposures, and significant transactions involving investment, fund raising, or risk mitigation. The Committee monitors the risk standards established by the Policy through a monitoring map on a monthly basis.

•	Changes in the Policy or revisions of its standards are subject to the approval of the Company’s Board of Directors.
•	Continuous enhancement of the Policy is the joint responsibility of the Board of Directors, the Committee, and the Financial Area.

64

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

Currency risk
Most transactions of the Company and its subsidiaries are located in Brazil and, therefore, the reference currency for currency risk management is the Real. Currency risk management is guided by neutrality of currency exposures and considers the transactional, accounting, and operational risks of the Company and its subsidiaries and their exposure to changes in exchange rates. The Company considers as its main currency exposures the assets and liabilities in foreign currency and the short-term flow of net sales in foreign currency of Oxiteno.

The subsidiaries of the Company use exchange rate hedging instruments (especially between the Real and the U.S. dollar) available in the financial market to protect their assets, liabilities, receipts and disbursements in foreign currency, in order to reduce the effects of changes in exchange rates on its results and cash flows in Reais within the exposure limits under its Policy. Such foreign exchange hedging instruments have amounts, periods, and rates substantially equivalent to those of assets, liabilities, receipts and disbursements in foreign currency to which they are related. Assets and liabilities in foreign currency are stated below, translated into Reais as of September 30, 2010 and June 30, 2010:

Assets and liabilities in foreign currency

Amounts in millions of Reais	09/30/2010	06/30/2010

Assets in foreign currency
Financial assets in foreign currency (except hedging instrument)	215.4	232.9
Foreign trade accounts receivable, net of provision for loss	112.1	113.5
Investments in foreign subsidiaries	75.0	64.2
	402.5	410.6

Liabilities in foreign currency
Financing in foreign currency	(723.2)	(809.4)
Trade payables arising from imports, net of advances to foreign suppliers	(11.6)	(5.8)
	(734.8)	(815.2)

Currency hedging instruments	258.0	211.6

Net asset (liability) position	(74.3)	(193.0)

Net asset (liability) position – RPR1	48.4	58.3

Net asset (liability) position – Total	(25.9)	(134.7)

65

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

(1)
Amount disclosed due to its magnitude and to RPR having independent financial management. The net asset position as of September 30, 2010 of RPR reflects the amount of R$ 82.3 million of contracted exchange rate swaps primarily to protect the future import of oil, net of (i) R$ 18.1 million of financing in foreign currency and (ii) R$ 15.8 million of suppliers in foreign currency.

Based on the net liability position of R$ 74.3 million in foreign currency shown above, the Company estimates that a 10% devaluation of the Real would produce a total effect of R$ 7.4 million, of which R$ 13.1 million of financial expense and R$ 5.7 million of gain directly recognized in the shareholders’ equity in cumulative translation adjustments. Based on the same position, the Company estimates that a 10% valuation of the Real would produce a total effect of R$ 7.4 million, of which R$ 13.1 million of financial revenue and R$ 5.7 million of loss directly recognized in the shareholders’ equity in cumulative translation adjustments (see Note 3.o).

Interest rate risk
The Company and its subsidiaries adopt conservative policies for fund raising and use of financial resources and capital cost minimization. The financial investments of the Company and its subsidiaries are primarily held in transactions linked to the interest rate for CDI, as set forth in Note 5. Fund raising primarily results from financing from BNDES and other development agencies, debentures and funds raised in foreign currency, as shown in Note 16.

The Company does not actively manage risks associated with changes in the level of interest rates and attempts to maintain its financial interest assets and liabilities at floating rates. As of September 30, 2010, the Company and its subsidiaries had derivative financial instruments of interest rate linked to domestic loans, swapping pre-fixed interest of certain debts to floating rate.

Credit risks
The financial instruments that would expose the Company and its subsidiaries to credit risks of the counterparty are basically represented by cash and cash equivalents, financial investments, and accounts receivable.

Credit risk of financial institutions - Such risk results from the inability of financial institutions to comply with their financial obligations to the Company and its subsidiaries due to insolvency. The Company and its subsidiaries regularly conduct a credit review of the institutions with which they hold cash and cash equivalents, financial investments, and hedging instruments through various methodologies that assess liquidity, solvency, leverage, portfolio quality, etc. Cash and cash equivalents, financial investments, and hedging instruments are held only with institutions with a solid credit history, chosen for safety and soundness. The volumes of cash and cash equivalents, financial investments, and hedging instruments are subject to maximum limits by institution and, therefore, require diversification of counterparty.

Government credit risk - The Company and its subsidiaries have financial investments in federal government bonds of Brazil and countries rated AAA or Aaa by specialized credit rating agencies. The volumes of financial investments are subject to maximum limits by country and, therefore, require diversification of counterparty.

66

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

Customer credit risk - Such risks are managed by each business unit through specific criteria for acceptance of customers and credit rating and are additionally mitigated by diversification of sales. As of September 30, 2010, Ipiranga maintained R$ 99,856 (R$ 99,101 as of June 30, 2010), Ultragaz maintained R$ 15,968 (R$ 15,887 as of June 30, 2010), Oxiteno maintained R$ 1,929 (R$ 2,368 as of June 30, 2010) and the subsidiaries of Ultracargo maintained R$ 691 (R$ 985 as of June 30, 2010) as a provision for potential loss on their accounts and assets receivables.

Selection and use of financial instruments
In selecting financial investments and hedging instruments, an analysis is conducted to estimate rates of return, risks involved, liquidity, calculation methodology for the carrying value and fair value, and documentation applicable to the financial instruments. The financial instruments used to manage the financial resources of the Company and its subsidiaries are intended to preserve value and liquidity.

The Policy contemplates the use of derivative financial instruments only to cover identified risks and in amounts consistent with the risk (limited to 100% of the identified risk). The risks identified in the Policy are described in the above Sections of this Note, therefore, are subject to risk management. In accordance with the Policy, the Company and its subsidiaries can use forward contracts, swaps, options, and futures contracts to manage identified risks. Leveraged derivative instruments or instruments with a margin call are not permitted. Because the use of derivative financial instruments is limited to the coverage of identified risks, the Company and its subsidiaries use the term “hedging instruments” to refer to derivative financial instruments.

As mentioned in the section Risk management and financial instruments – Governance of this Note, the Committee monitors compliance with the risk standards established by the Policy through a risk monitoring map, including the use of hedging instruments, on a monthly basis.

67

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

The table below summarizes the position of hedging instruments adopted by the Company and its subsidiaries:

Hedging instruments	Counterparty	Maturity	Initial notional amount1		Fair value		Amounts payable or receivable for the period (09/30/2010)
							Amount receivable	Amount payable
			09/30/2010	06/30/2010	09/30/2010	06/30/2010
					R$ million	R$ million	R$ million	R$ million

a –Exchange rate swaps receivable in U.S. dollars	Bradesco, Citibank,	Oct 2010 to
Receivables in U.S. dollars	Goldman Sachs,	Dec 2015	USD 231.5	USD 189.9	394.8	343.2	394.8	-
Payables in CDI interest rate	HSBC, Itaú, Santander		(USD 231.5)	(USD 189.9)	(447.2)	(365.0)	-	447.2
Total result			-	-	(52.4)	(21.8)	394.8	447.2

b – Exchange rate swaps payable in U.S. dollars
Receivables in CDI interest rates	Bradesco, Deutsche, Itaú, Santander,	Oct 2010 to Jan 2011	USD 79.7	USD 71.5	140.3	129.7	140.3	-
Payables in U.S. dollars	Votorantim		(USD 79.7)	(USD 71.5)	(133.7)	(128.5)	-	133.7
Total result			-	-	6.6	1.2	140.3	133.7

c – Interest rate swaps in R$	Banco do Brasil	Feb 2012 to
Receivables in predetermined interest rate		May 2015	R$ 1,809.5	R$ 1,809.5	1,908.7	1,836.6	1,908.7	-
Payables in CDI interest rate			(R$ 1,809.5)	(R$ 1,809.5)	(1,883.9)	(1,836.5)	-	1,883.9
Total result			-	-	24.8	0.1	1,908.7	1,883.9

d – Interest rate swaps in U.S. dollars	Itaú	Jun 2011
Receivables in LIBOR interest rate in U.S. dollars			USD 60.0	USD 60.0	100.0	105.2	100.0	-
Payables in fixed interest rate in U.S. dollars			(USD 60.0)	(USD 60.0)	(103.1)	(108.3)	-	103.1
Total result			-	-	(3.1)	(3.1)	100.0	103.1

e – NDFs (non-deliverable forwards) – RPR	Banco do Brasil,	Oct 2010 to
Receivables in U.S. dollars	HSBC	Jan 2011	USD 49.2	USD 44.1	80.7	79.5	80.7	-
Payables in predetermined interest rate in R$			(USD 49.2)	(USD 44.1)	(87.6)	(80.9)	-	87.6
Total result			-	-	(6.9)	(1.4)	80.7	87.6

f – Exchange rate swaps payable in U.S. dollars – RPR	Safra	Jan 2011
Receivables in U.S. dollars			USD 0.9	-	1.6	-	1.6	-
Payables in CDI interest rate			(USD 0.9)	-	(1.6)	-	-	1.6
Total result			-	-	-	-	1.6	1.6

Total gross result			-	-	(31.0)	(25.0)	2,626.1	2,657.1
Income tax			-	-	(4.3)	(3.3)	(4.3)	-
Total net result			-	-	(35.3)	(28.3)	2,621.8	2,657.1
Positive result (see Note 5)					30.8	15.1
Negative result (see Note 16)					(66.1)	(43.4)
1 In million. Currency as indicated

68

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

All transactions mentioned above were properly registered with CETIP S.A., except for the LIBOR interest rate swap in U.S. dollars, which is an over-the-counter contract governed by ISDA (International Swap Dealers Association, Inc.) executed with the counterparty Banco Itaú BBA S.A. – Nassau Branch.

Hedging instruments existing as of September 30, 2010 are described below, according to their category, risk, and protection strategy:

Hedging against foreign exchange exposure of liabilities in foreign currency - The purpose of these contracts is to offset the effect of the change in exchange rates of debts or firm commitments in U.S. dollars by converting them into debts or firm commitments in Reais linked to CDI. As of September 30, 2010, the Company and its subsidiaries had outstanding swap contracts totaling US$ 231.5 million in notional amount and, on average, they had asset position at US$ + 4.16 p.a. and liability position at 110.38 % of CDI.

Hedging against foreign exchange exposure of operations - The purpose of these contracts is to make the exchange rate of the turnover of the subsidiaries of Oleoquímica, Oxiteno S.A. and Oxiteno Nordeste equal to the exchange rate of the cost of their main raw materials. As of September 30, 2010, these swap contracts totaled US$ 79.7 million and, on average, had an asset position at 77.38% of CDI and liability position at US$ + 0.0% p.a.

Hedging against the interest rate fixed in local financing - The purpose of these contracts is to convert the interest rate on financing contracted in Reais from fixed into floating. On September 30, 2010 these swap contracts totaled R$ 1,809.5 million, and on average had an asset position at 11.81% p.a. and liability position at 98.75% of CDI.

Hedging against floating interest rate in foreign currency - The purpose of this contract is to convert the interest rate on the syndicated loan in the principal of US$ 60 million from floating into fixed. As of September 30, 2010, the subsidiary Oxiteno Overseas had a swap contract with a notional amount of US$ 60 million, with an asset position at US$ + LIBOR + 1.25% p.a. and a liability position at US$ + 4.93% p.a.

Hedging against foreign exchange exposure of a firm commitment in foreign currency (RPR) - The purposes of these contracts is to offset the effect of the change in exchange rates on imports of oil denominated in U.S. dollars (US$ 39.4 million) and the financing denominated in foreign currency (US$ 9.8 million). On September 30, 2010 the subsidiary RPR held NDF (non-deliverable forwards) contracts with contracted average future U.S. dollar of R$ 1.8580/US$ and principal, proportional to the Company’s interest of US$ 49.2 million.

Hedging against foreign exchange exposure of liabilities in foreign currency (RPR) - The purpose of this contract is to offset the effect of the change in exchange rates of a debt in U.S. dollars by converting it into a debt in Reais linked to CDI. As of September 30, 2010, this swap contract totaled US$ 0.9 million in notional amount, proportional to the Company’s interest in RPR and had asset position at US$ + 1.26 p.a. and liability position at 105.5 % of CDI.

The Company and its subsidiaries designate as cash flow hedges some instruments of protection for future cash flows. These instruments of protection whose purpose is to protect the cash flows

69

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

(i) from the risk of fluctuations in Libor on loans contracted and (ii) the risk of exchange rate changes of subsidiary RPR on future imports of oil denominated in U.S. dollars. On September 30, 2010 these instruments of protection amounted US$ 99.4 million.

The Company and its subsidiaries designate derivative financial instruments used to offset the variations due to changes in interest rates in the market value of financing contracted in Reais as fair value hedge. As of September 30, 2010 these instruments of protection totaled R$ 1,809.5 million.

70

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

Gains (losses) on hedging instruments

The following table summarizes the values of gains (losses) recorded in 2010 which affected the income statement and shareholders’ equity of the Company and its subsidiaries:

	Consolidated
	R$ million
	Income	Shareholders’ equity

A –Exchange rate swaps receivable in U.S. dollars	(19.9)	-
B – Exchange rate swaps payable in U.S. dollars	10.2	-
C - Interest rate swaps in R$	11.6	-
D - Interest rate swaps in U.S. dollars	(2.4)	1.6
E - NDFs (non-deliverable forwards) - RPR	(3.4)	(4.0)
F - Exchange rate swaps payable in U.S. dollars - RPR	-	-

Total	(3.9)	(2.4)

The table above does not consider the effect of exchange rate variation of exchange swaps receivable in U.S. dollars, when this effect is offset in the income of the hedged subject (debt), and considers the designation effect of interest hedging in Reais.

71

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

Fair value of financial instruments
The fair values and the carrying values of the financial instruments, including currency and interest rate hedging instruments, as of September 30, 2010 and June 30, 2010 are stated below:

	09/30/2010		06/30/2010
	Carrying value	Fair value	Carrying value	Fair value

Financial assets:
Cash and cash equivalents	75,568	75,568	85,347	85,347
Currency and interest hedging instruments	30,774	30,774	15,111	15,111
Financial investments	2,916,514	2,916,514	2,926,840	2,926,840

	3,022,856	3,022,856	3,027,298	3,027,298

Financial liabilities:
Financing	4,063,672	4,117,965	4,109,544	4,159,786
Debentures	1,284,279	1,268,051	1,246,903	1,234,625
Finance leases	6,995	6,995	9,659	9,659
Currency and interest hedging instruments	66,162	66,162	43,457	43,457

	5,421,108	5,459,173	5,409,563	5,447,527

The fair value of financial instruments, including currency and interest hedging instruments, was determined as follows:

•	The fair values of cash on current account are identical to the carrying values.
•	Financial investments in investment funds are valued at the value of the fund unit as of the date of the interim financial statements, which correspond to their fair value.
•
Financial investments in CDBs (Bank Certificates of Deposit) and similar investments offer daily liquidity through repurchase in the yield curve and, therefore, the Company believes their fair value corresponds to their carrying value.

•
The fair value of other financial investments and financing was determined using calculation methodologies commonly used for marking-to-market, which consist of calculating future cash flows associated with each instrument adopted and adjusting them to present value at the market rates as of September 30, 2010 and June 30, 2010. For some cases where there is no active market for the financial instrument, the Company and its subsidiaries used quotes provided by the transaction counterparties.

The interpretation of market information on the choice of calculation methodologies for the fair value requires considerable judgment and estimates to obtain a value deemed appropriate to each situation. Consequently, the estimates presented do not necessary indicate the amounts that may be realized in the current market.

72

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

Sensitivity analysis
The Company and its subsidiaries use derivative financial instruments only to hedge against identified risks and in amounts consistent with the risk (limited to 100% of the identified risk). Thus, for purposes of sensitivity analysis of market risks associated with financial instruments, the Company analyzes the hedging instrument and the hedged item together, as shown on the charts below.

For the sensitivity analysis of foreign exchange hedging instruments, management adopted as a likely scenario the Real/U.S. dollar exchange rates at maturity of each swap, projected by U.S dollar futures contracts quoted on BM&FBovespa as of September 30, 2010. As a reference, the exchange rate for the last maturity of foreign exchange hedging instruments is R$ 2.52 in the likely scenario. Scenarios II and III were estimated with a 25% and 50% additional devaluation, respectively, of the Real in the likely scenario.

Based on the balances of the hedging instruments and hedged items as of September 30, 2010, the exchange rates were replaced, and the changes between the new balance in Reais and the balance in Reais as of September 30, 2010 were calculated in each of the three scenarios. The table below shows the change in the values of the main derivative instruments and their hedged items, considering the changes in the exchange rate in the different scenarios:

		Scenario I (likely)
	Risk		Scenario II	Scenario III
Currency swaps receivable in U.S. dollars
(1) U.S. Dollar / Real swaps	Dollar	70,582	187,511	304,440
(2) Debts in dollars	appreciation	(70,581)	(187,334)	(304,087)
(1)+(2)	Net Effect	1	177	354
Currency swaps payable in U.S. dollars
(3) Real / U.S. Dollar swaps	Dollar	(980)	(34,982)	(68,983)
(4) Gross margin of Oxiteno	devaluation	980	34,982	68,983
(3)+(4)	Net Effect	-	-	-

NDF exchange (RPR)
(5) NDF Receivables in U.S. Dollars	Dollar	752	21,785	42,818
(6) Petroleum imports / FINIMP	appreciation	(752)	(21,785)	(42,818)
(5)+(6)	Net Effect	-	-	-

Currency swaps receivable in U.S. dollars (RPR)
(7) U.S. Dollar / Real swaps	Dollar	30	439	847
(8) Debts in dollars	appreciation	(30)	(439)	(847)
(7)+(8)	Net Effect	0	0	0

For the sensitivity analysis of the interest rate hedging instrument in dollar, the Company used the future LIBOR curve (BBA – British Bankers Association) as of September 30, 2010 at maturity of the swap and of the syndicated loan (hedged item), which occurs in 2011, in order to define the likely scenario. Scenarios II and III were estimated with a 25% and 50% deterioration, respectively, in the estimate of the likely LIBOR.

73

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

Based on the three interest rate scenarios in dollar (LIBOR), management estimated the values of its loan and of the hedging instrument by calculating the future cash flows associated with each instrument adopted according to the projected scenarios and adjusting them to present value by the rate in effect on September 30, 2010. The result is stated on the table below:

		Scenario I (likely)
	Risk		Scenario II	Scenario III

Interest rate swap (in dollars)
(1) LIBOR swap - fixed rate	Increase in	(105)	7	119
(2) LIBOR Debt	LIBOR	106	(7)	(121)
(1)+(2)	Net Effect	1	(0)	(2)

For sensitivity analysis of interest rate instruments of protection in Reais, the Company used the futures curve of DI x Pre contract of BM&FBovespa as of September 30, 2010 for each swap and each debt (object of protection) maturities, for defining the likely scenario. Scenarios II and III were estimated with a 25% and 50% deterioration, respectively, of pre-fixed rate to that of the likely scenario.

Based on three scenarios of interest rates in Reais, the Company estimated the values of its debt and instruments of protection according to the risk which is being protected (variations in the pre-fixed interest rates in Reais), by projecting them to future value by the contracted rates and bringing them to present value by the interest rates of the estimated scenarios. The result is shown in the table below:

		Scenario I (likely)
	Risk		Scenario II	Scenario III

Interest rate swap (in dollars)
(1) Fixed rate swap - CDI	Increase in	46	(132,620)	(251,753)
(2) Fixed rate financing	prefixed rate	(46)	132,658	251,835
(1)+(2)	Net Effect	-	38	82

24	Contingencies and commitments (Consolidated)

a.           Civil, tax and labor proceedings

On October 7, 2005, the subsidiaries Companhia Ultragaz S.A. (“Cia Ultragaz”) and Bahiana Distribuidora de Gás Ltda. (“Bahiana”) filed for and obtained a preliminary injunction to offset PIS and COFINS credits against other taxes administered by the Federal Revenue Service, notably IRPJ and CSLL. The decision was confirmed by a trial court judgment on May 16, 2008. Under the preliminary injunction obtained, the subsidiaries have been making judicial deposits for these debits in the accumulated amount of R$ 165,128 as of September 30, 2010 (R$ 150,297 as of June 30, 2010) and have recorded a corresponding liability.

74

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

Subsidiaries Cia. Ultragaz, Utingás Armazenadora S.A. (“Utingás”), Tequimar, Transultra and Ultracargo Participações have filed actions with a motion for preliminary  injunction seeking full and immediate utilization of the supplementary monetary adjustment based on the Consumer Price Index (IPC)/National Treasury Bonds (BTN) for 1990 (Law 8200/91); the subsidiaries Cia Ultragaz, Utingás and Tequimar opted to include the contingencies related to their processes within the Law 11941/09 amnesty and reclassified the contingencies’ amount to the line of taxes payables. The other subsidiaries maintain a provision of R$ 962 as of September 30, 2010 (R$ 944 as of June 30, 2010) to cover any contingencies if they lose such actions.

The Company and some of its subsidiaries have filed actions with a motion for preliminary injunction against the application of the law restricting offset of tax losses (IRPJ) and negative tax bases (CSLL) determined as of December 31, 1994 to 30% of the income for the year. As a result of the position of the Federal Supreme Court (STF) and based on the opinion of its legal counsel, a provision was recorded for this contingency in the amount of R$ 6,428 as of September 30, 2010 (R$ 6,375 as of June 30, 2010). The subsidiary Ultracargo Participações decided to include an administrative case related to this thesis within the Law 11941/09 amnesty and reclassified part of the provisioned contingency to the line of taxes payable.

The subsidiary IPP has proposed a Declaratory Action questioning the constitutionality of Law No. 9316/96, which denied the CSLL from the IRPJ calculation basis. This action had its application denied at lower court levels, and the subsidiary is awaiting the judgment of the appeal made to the STF. As a result of the decisions issued, the subsidiary has constituted judicial deposits and recorded a provision for contingencies amounting to R$ 12,716 as of September 30, 2010 (R$ 12,528 as of June 30, 2010).

The subsidiaries Oxiteno Nordeste and Oxiteno S.A. have a lawsuit for the exclusion of export revenues from the tax base for CSLL. The preliminary injunction was granted to Oxiteno Nordeste and the subsidiary is making judicial deposits of the amounts in discussion, as well as provisioning the corresponding contingency in the amount of R$ 960 as of September 30, 2010 (R$ 938 as of June 30, 2010); the subsidiary Oxiteno S.A. awaits judgment of appeal against the sentence which denied the requested preliminary injunction, and is still normally paying the CSLL. Althought in August 2010 the STF has positioned itself against the thesis, this decision is effective just between the parties involved in that lawsuit, not affecting directly the subsidiaries lawsuit.

The subsidiaries Oxiteno S.A., Oxiteno Nordeste, Cia. Ultragaz, Transultra, RPR, Tropical Transportes Ipiranga Ltda. (“Tropical”), Empresa Carioca de Produtos Químicos S.A. (“EMCA”) e IPP, filed for a preliminary injunction seeking the deduction of ICMS from the PIS and COFINS tax basis. Oxiteno Nordeste and IPP obtained an injunction and are paying the disputed amounts into judicial deposits, as well as recording the respective provision in the amount of R$ 53,520 as of September 30, 2010 (R$ 49,436 as of June 30, 2010); the others subsidiaries did not obtain a preliminary injunction and are awaiting the judgment of these lawsuits in the Federal Regional Courts.

75

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

The Company and its subsidiaries obtained preliminary injunctions to pay PIS and COFINS contributions without the changes introduced by Law 9718/98 in its original version. The ongoing questioning refers to the levy of theses taxes on sources other than revenues. In 2005, the STF decided the question in favor of the taxpayer. Although it has set a precedent, the effect of this decision does not automatically apply to all companies, since they must await judgment of their own legal lawsuits. The Company has subsidiaries whose lawsuits have not yet been decided. If all ongoing lawsuits are finally decided in favor of the subsidiaries, the Company estimates that the total positive effect on income before income tax and social contribution will reach R$ 35,201, net of attorney’s fees.

The Company and its subsidiaries are recording provision for PIS and COFINS calculated on the basis of the interest on capital. The total amount accrued is R$ 22,683 as of September 30, 2010 (R$ 22,317 as of June 30, 2010).

The subsidiary IPP has provisions for contingencies related to ICMS related mainly to: (a) ownership of the credit for the difference between the value that was the basis for the retention tax and the amount actually practiced in sales to final consumers, resulting in excessive retention of ICMS by the refineries, R$ 9,863 (b) delinquency notice for interstate sales of fuel to industrial customers without taxation of ICMS, because the interpretation of Article 2 of the LC 87/96, R$ 26,829, (c) requirement of the reversal of ICMS credits in the State of Minas Gerais, in the interstates, made under Article 33 of the ICMS Convention 66/88, which allowed the maintenance of the credits and was suspended by a preliminary injunction granted by the STF, R$ 4,072, (d) requirement of ICMS-ST on interstate sales from the distributors to final consumers, because there is no retention under the duration of the Conventions ICMS 105/92 and 112/93 R$ 4,699, (e) attorney’s fees relating to court proceedings for stay of execution, which qualified for tax amnesty in the State of Minas Gerais, because, at the time of qualification, the fees had already been awarded against the subsidiary, R$ 8,848, (f) payment of ICMS on the grounds of lack of payment, where many were the reasons that gave rise to the tax assessments and regarding which the rebuttal evidence was not apparent, R$ 13,947. In the second quarter of 2010, subsidiary IPP adhered to the amnesties granted by the states of Goiás, Pará, Paraíba, Tocantins and Paraná, and in the third quarter adhered to the amnesty granted by the state of Minas Gerais and partially paid its contingent liabilities, reducing its tax liability of ICMS.

The main tax claims of the subsidiary IPP that were considered to pose a possible risk of loss, and based on this position, have not been provided for in the interim financial statements, relate to ICMS and related mainly to: (a) assessments for lack of retention of ICMS-ST in the sale of petroleum products to customers who held decisions designed to separate the tax substitution, R$ 11,733, (b) requirement of proportionate reversal of ICMS credits in view of the acquisitions of hydrous ethanol to give higher values than the its sales, because of the transfer of a portion of financial support for agriculturists (FUPA) made by the distributors upon the acquisitions subsequently reimbursed by the DNC, R$ 81,869, (c) undue credit, relating to recognized ICMS tax credits in the subsidiary tax books, regarding which the Tax Authorities understand that there was no proof of their origin, R$ 13,615 (d) assessments for alleged lack of tax payment, R$ 22,034;  (e) records of notices issued in Ourinhos / SP for the operations to return the loan of ethanol made with tax deferral, R$ 22,078, (f) assessments in the State of Rio de Janeiro demanding the reversal of ICMS credits generated in interstate shipments made under Article 33

76

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

of the ICMS Convention 66/88, which allowed the maintenance of credit and was suspended by a preliminary injunction granted by STF, R$ 9,688, (g) disallowance of ICMS credits taken in the bookkeeping of bills considered inapt, though the understanding of the STJ is in the sense that it is possible to take credit for the buyer even if there is defect in the document of the seller, provided that the remains confirmed that the transaction actually took place, R$ 17,409, and (h) assessments arising from surplus or shortage of stock, occurred due to differences in temperature or handling the product in which the review believes that there is input or output without a corresponding issue of invoice, R$ 15,269. In addition, assessment notices were issued against subsidiary Tropical relating to the disallowance of ICMS credits legitimately recognized by the company, on the grounds that, allegedly, not all of the formalities required under the applicable law were met. They were classified as a possible loss, for which no provision was recognized, in the amount of R$ 15,864 as of September 30, 2010.

Still on loss contingencies classified as possible, the subsidiary IPP has infraction of the non-approval of set-off of IPI credits appropriate under inputs taxed whose outputs were under the protection of immunity. The non-provisioned amount of contingency, updated as of September 30, 2010, is R$ 57,366 (R$ 55,339 as of June 30, 2010). The subsidiary also has legal lawsuits to guarantee the compensation of overpaid PIS values before the declaration of unconstitutionality of Decrees 2445/88 and 2449/88, and decided to include part of these cases within the Law 11941/09 amnesty, recording the corresponding amount of R$ 29,935 as taxes payable. The non-provisioned amount for the others cases updated as of September 30, 2010 is R$ 50,336 (R$ 49,760 as of June 30, 2010).

In 1990, the Union of Workers in Petrochemical Plants, of which the employees of the subsidiaries Oxiteno Nordeste and EMCA are members, filed an action against the subsidiaries to enforce adjustments established under a collective labor agreement, in lieu of the salary policies actually implemented. At the same time, the Employers’ Association proposed a collective bargaining for interpretation and clarification of Clause Four of the agreement. Based on the opinion of its legal counsel, who reviewed the latest decision of STF in the collective bargaining and the position of the individual action of the subsidiary Oxiteno Nordeste, management of the subsidiaries did not deem it necessary to record a provision as of September 30, 2010.

Subsidiary Cia. Ultragaz is facing an administrative case pending before the CADE, for alleged anticompetitive practice in cities in the Triângulo Mineiro region in 2001. Recently, the CADE entered a decision against Cia. Ultragaz imposing a penalty of R$ 23,104. This administrative decision had its execution suspended under court order and the merits are being discussed in court. Based on the above elements and on the opinion of its legal counsel, the subsidiary’s management did not record a provision to this contingency.

Subsidiary Cia. Ultragaz is the defendant in legal proceedings for damages arising from an explosion in 1996 in a shopping mall located in the City of Osasco, State of São Paulo. Such proceedings involve: (i) individual proceedings brought by victims of the explosion seeking compensation for loss of income and pain and suffering (ii) request for compensation for expenses of the shopping mall administrator and its insurer; and (iii) class action seeking economic and non-economic damages for all victims injured and dead. The subsidiary believes that it produced evidence that the defective gas pipelines in the shopping mall caused the

77

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

accident, and Ultragaz’s local LPG storage facilities did not contribute to the explosion. Out of the 64 actions decided to date, 63 were favorable, of which 33 are already shelved; only 1 was adverse and the subsidiary was sentenced to pay R$ 17. There is only 1 action yet to be decided. The subsidiary has insurance coverage for these legal proceedings, and the value not insured is R$ 19,554. The Company did not record any provision for this value because it considers the chances of realization of this contingency as essentially remote.

The Company and its subsidiaries have provisions for settlement of terms of contracts with customers and ex-service providers, as well as environmental issues, in the amount of R$ 88,179 as of September 30, 2010 (R$ 86,781 as of June 30, 2010) and also a provision of R$ 24,718 as of September 30, 2010 (R$ 17,602 as of June 30, 2010) to meet the contingencies of labor litigation.

The Company and its subsidiaries have other pending administrative and legal proceedings, which were estimated by their legal counsel as possible and/or remote risk (less-likely-than-50%), and the related potential losses were not provided for by the Company and its subsidiaries based on these opinions. The Company and its subsidiaries also have litigations for recovery of taxes and contributions, which were not recorded in the interim financial statements due to their contingent nature.

Movements in provisions are as follows:

Provisions	Balance as of 06/30/2010	Additions	Write-offs	Adjustments	Balance as of 09/30/2010

IRPJ and CSLL	182,963	16,376	-	3,506	202,845
PIS and COFINS	74,494	3,039	(330)	1,439	78,642
ICMS	159,294	1,061	(73,791)	2,352	88,916
INSS	7,428	-	(34)	206	7,600
Civil litigation	86,781	1,939	(1,390)	849	88,179
Labor litigation	17,602	7,414	(901)	603	24,718
Others	2,405	-	-	26	2,431

Total	530,967	29,829	(76,446)	8,981	493,331

The Company and its subsidiaries decided to include within the amnesty introduced by Law 11941/09 some of their debts before the Federal Revenue Service, General Attorney of the National Treasury and Social Security with the benefits of reduction of fines, interest and legal charges set in this Law, and recorded in its interim financial information for March 31, 2010 an expense of R$ 15,264, net of taxes.

78

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

b.           Contracts

Subsidiary Tequimar has agreements with CODEBA and Complexo Industrial Portuário Governador Eraldo Gueiros in connection with its port facilities in Aratu and Suape, respectively. Such agreements set a minimum value for cargo movement, as shown below:

Port	Minimun moviment in tons per year	Maturity

Aratu	100,000	2016
Aratu	900,000	2022
Suape	250,000	2027
Suape	400,000	2029

If the annual movement is less than the minimum required, then the subsidiary will have to pay the difference between the actual movement and the minimum required by the agreements, using the port rates in effect at the date established for payment. As of September 30, 2010, such charges were R$ 5.79 and R$ 1.38 per ton for Aratu and Suape, respectively. The subsidiary has met the minimum cargo movement requirements since the beginning of the agreements.

Subsidiary Oxiteno Nordeste has a supply agreement with Braskem S.A. setting a minimum value for quarterly consumption of ethylene and establishing conditions for the supply of ethylene until 2021. The minimum purchase commitment and the actual demand accumulated to September 30, 2010 and September 30, 2009, expressed in tons of ethylene, are shown below. In case of breach of the minimum purchase commitment, the subsidiary agrees to pay a penalty of 40% of the current ethylene price, to the extent of the shortfall. The provision of minimum purchase commitment is under renegotiation with Braskem, including the minimum purchase commitment related to 2009.

	Minimum purchase commitment (accumulated until September)		Accumulated demand until September (actual)

	2010	2009	2010	2009

In tons of ethylene	129,318 (*)	142,110	137,509	121,382

(*) Adjusted for the maintenance stoppage carried out by Braskem in the period.

Subsidiary Oxiteno S.A has an ethylene supply agreement with Quattor Química S.A., maturiting in 2023, which establishes and regulates the conditions for supply of ethylene to Oxiteno based on the international market for this product. The minimum purchase is 19,800 tons of ethylene semiannually. In case of breach, the subsidiary agrees to pay a penalty of 30% of the current ethylene price, to the extent of the shortfall.

79

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

c.           Insurance coverage in subsidiaries

The Company maintains appropriate insurance policies to cover several risks to which it is exposed, including asset insurance against losses caused by fire, lightning, explosion of any kind, gale, aircraft crash, and electric damage, and other risks, covering the bases and other branches of all subsidiaries, except RPR, which maintains its own insurance. The maximum compensation value, including loss of profits, based on the risk analysis of maximum loss possible at a certain site is US$ 1,050 million.

The General Responsibility Insurance program covers the Company and its subsidiaries with a maximum aggregate coverage of US$ 400 million against losses caused to third parties as a result of accidents related to commercial and industrial operations and/or distribution and sales of products and services.

Group Life and Personal Accident, Health, National and International Transportation and All Risks insurance policies are also maintained.

The coverages and limits of the insurance policies maintained are based on a careful study of risks and losses conducted by local insurance advisors, and the type of insurance is considered by management to be sufficient to cover potential losses based on the nature of the business conducted by the companies. The risk assumptions adopted, given their nature, are not part of the scope of a review on interim financial information, and consequently haven’t been reviewed by our independent accountants.

d.           Operating lease contracts

The subsidiaries IPP and Serma have operating lease contracts for the use of IT equipment.

These contracts have terms of 36 months. The subsidiaries have the option to purchase the assets at a price equal to the fair market price on the date of option, and management does not intend to exercise such option.

The future disbursements (installments), assumed under these contracts, total approximately:

	09/30/2010	06/30/2010

Up to 1 year	752	752
More than 1 year	588	776
	1,340	1,528

The total payments of operating lease recognized as expense for the quarter was R$ 188 (R$ 138 as of September 30, 2009).

80

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

25	Employee benefits and private pension plan (Consolidated)

a.           ULTRAPREV- Associação de Previdência Complementar

The Company and its subsidiaries offer a defined-contribution pension plan to its employees, which is managed by Ultraprev - Associação de Previdência Complementar. Under the plan, the basic contribution of each participating employee is calculated by multiplying a percentage ranging from 0% to 11%, which is annually defined by the participant based on his/her salary. The sponsor companies match the amount of the basic contribution paid by the participant. As the participants retire, they choose to receive monthly either: (i) a percentage, ranging from 0.5% to 1.0%, of the fund accumulated for the participant with Ultraprev; or (ii) a fixed monthly amount that will exhaust the fund accumulated for the participant within a period ranging from 5 to 25 years. Thus, the Company and its subsidiaries do not assume responsibility for guaranteeing amounts and periods of pension benefits. As of September 30, 2010, the Company and its subsidiaries contributed R$ 9,633 (R$ 8,161 as of September 30, 2009) to Ultraprev, which amount is recorded as expense in the income statement for the year. The total number of employees participating in the plan as of September 30, 2010 was 7,253 active participants and 48 retired participants. In addition, Ultraprev had 30 former employees receiving benefits under the previous plan whose reserves are fully constituted.

b.           Post-employment benefits

Ipiranga and RPR recognized a provision for post-employment benefits mainly related to seniority bonus, payment of Severance Pay Fund, and health and life insurance plan for eligible retirees.

The net liabilities for such benefits recorded as of September 30, 2010 are R$ 102,040 (R$ 102,040 as of June 30, 2010), of which R$ 11,955 (R$ 11,955 as of June 30, 2010) are recorded as current liabilities and R$ 90,085 (R$ 90,085 as of June 30, 2010) as long-term liabilities.

The amounts related to such benefits were determined based on a valuation conducted by an independent actuary and are recorded in the interim financial statements in accordance with Resolution CVM 371/2000.

81

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

26	Expenses by nature

The Company opted for disclosing its consolidated income statement by function and is presenting below its breakdown by nature:

	09/30/2010	09/30/2009

Raw materials and materials for use and consumption	28,313,886	23,228,656
Freight and storage	497,619	403,501
Depreciation and amortization	396,672	386,967
Personnel expenses	774,904	709,753
Advertising and marketing	88,548	79,731
Services provided by third parties	88,492	89,076
Lease of real property and equipment	41,624	44,782
Other expenses	121,896	111,551

Total	30,323,641	25,054,017

Classified as:
Cost of products and services sold	28,917,987	23,772,644
General and administrative	544,128	554,013
Selling and marketing	861,526	727,360

Total	30,323,641	25,054,017

82

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

27	Earnings per share

The table below presents a reconciliation of numerators and denominators used in the computing earnings per share. As mentioned in Note 9.c), the Company has a share compensation plan. The impact of this share compensation plan on earnings per share was minimal for all the periods presented and consequently, the Company has not been presenting a separate calculation of diluted earnings per share.

	09/30/2010	09/30/2009

Net income attributable to shareholders of the Company	518,178	300,573
Weighted average shares outstanding (in thousands)	133,951	133,888
Basic and diluted earnings per share – whole R$	3.87	2.24

28	Other comprehensive income

Other comprehensive income comprises movements recognized directly in shareholders’ equity, such as the valuation adjustment and the cumulative translation adjustments, which, if recognized in the income statement would affect the net income.

	09/30//2010	09/30/2009
Net income attributable to shareholders of the Company	518,178	300,573
Net income attributable of non-controlling interest in subsidiaries	(397)	3,713
Net income under New BR GAAP	517,781	304,286

Valuation adjustment (see Note 19.g)	(2,446)	(2,569)
Cumulative translation adjustments (see Note 19.h)	(2,608)	(5,701)

Total comprehensive income	512,727	296,016
Total comprehensive income attributable to shareholders of the Company	513,124	292,303
Total comprehensive income attributable of non-controlling interest in subsidiaries	(397)	3,713

83

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

29	Other information – Market announcement

On October 2010, the Company, through its subsidiary IPP, signed a sale and purchase agreement for the acquisition of 100% of the shares of Distribuidora Nacional de Petróleo Ltda. (“DNP”). On November 1, 2010, Ultrapar concluded the financial settlement of the acquisition of 100% of the shares of DNP. The total value of the acquisition is R$ 85 million, with initial disbursement of R$ 47 million e additional R$ 38 million within 60 days after the settlement date, subject to working capital and net indebtedness adjustments existing on the closing date.

84

OTHER INFORMATION CONSIDERED MATERIAL BY THE COMPANY

Shares directly or indirectly owned by the controlling shareholders, members of the Board of Directors, Executive Officers and members of the Fiscal Council as of September 30, 2010 (number of shares)

	Sep-30-10
	Common	Preferred	Total
Controlling Shareholders	33,748,057	40,271	33,788,328
Board of Directors 1	46	42,007	42,053
Officers 2	–	280,775	280,775
Fiscal Council	–	1,100	1,100

Note:
1 Shares owned by members of the Board of Directors which were not included in Controlling Shareholders’ position. Should the member not be part of the controlling group, only its direct ownership is included.

2 Shares owned by Officers which were not included in Controlling Shareholders’ position

Shares directly or indirectly owned by the controlling shareholders, members of the Board of Directors, Executive Officers and members of the Fiscal Council (number of shares)

	Sep-30-10				Sep-30-09
	Common	Preferred	Total	Common		Preferred	Total
Controlling Shareholders	33,748,057	40,271	33,788,328	33,748,057	294,732	34,042,789
Board of Directors 1	46	42,007	42,053	46	42,007	45,053
Officers 2	–	280,775	280,775	–	250,775	250,775
Fiscal Council	–	1,100	1,100	–	1,071	1,071

Note:	1 Shares owned by members of the Board of Directors which were not included in Controlling Shareholders’ position.
2 Shares which were not included in Controlling Shareholders’ positions.

Total free float and its percentage of total shares as of September 30, 2010 (number of shares)

	Common	Preferred	Total
Total Shares	49,429,897	86,666,102	136,095,999

(-) Shares held in treasury	6,617	2,138,772	2,145,389
(-) Shares owned by Controlling Shareholders	33,748,057	40,271	33,788,328
(-) Shares owned by Management	46	322,782	322,828
(-) Shares owned by affiliates *	–	172,700	172,700

Free-float	15,675,177	83,991,577	99,666,754

% Free-float / Total Shares	31.71%	96.91%	73.23%
*Subsidiaries

85

The Company’s shareholders that hold more than 5% of voting or non-voting capital, up to the individual level, and breakdown of their shareholdings as of September 30, 2010 (number of shares)

ULTRAPAR PARTICIPAÇÕES S.A	Common	%	Preferred	%	Total	%
Ultra S.A. Participações	32,646,694	66.05%	12	0.00%	32,646,706	23.99%
Aberdeen Asset Management PLC 1	–	–	11,942,785	13.78%	11,942,785	8.78%
Parth Investments Company 2	9,311,730	18.84%	1,396,759	1.61%	10,708,489	7.87%
Caixa de Previdência dos Funcionários do Banco do Brasil 3	–	–	7,930,124	9.15%	7,930,124	5.83%
Monteiro Aranha S.A. 4	5,212,637	10.55%	972,588	1.12%	6,185,225	4.54%
Dodge & Cox, Inc. 5	–	–	6,067,632	7.00%	6,067,632	4.46%
Lazard Asset Management LLC5	–	–	4,349,229	5.02%	4,349,229	3.20%
Genesis Asset Management	–	–	4,341,794	5.01%	4,341,794	3.19%
Shares held in treasury	6,617	0.01%	2,138,772	2.47%	2,145,389	1.58%
Others	2,252,219	4.56%	47,526,407	54.84%	47,778,626	36.58%
TOTAL	49,429,897	100.00%	86,666,102	100.00%	136,095,999	100.00%
1 Fund managers headquartered in England (according to relevant shareholder position notice disclosed by the respective funds)
2 Company headquartered outside of Brazil, ownership information is not available
3 Pension fund of employees of Banco do Brasil headquartered in Brazil
4 Brazilian public listed company, ownership information is publicly available
5 Fund manager headquartered in the United States (according to relevant shareholder position notice disclosed by the respective funds)
ULTRA S.A. PARTICIPAÇÕES	Common	%	Preferred	%	Total	%
Fábio Igel	12,065,160	19.09%	4,954,685	19.55%	17,019,845	19.22%
Ana Maria Villela Igel	2,570,136	4.07%	9,208,690	36.34%	11,778,826	13.30%
Christy Participações Ltda.	6,425,199	10.17%	4,990,444	19.69%	11,415,643	12.89%
Paulo Guilherme Aguiar Cunha	10,654,109	16.86%	–	–	10,654,109	12.03%
Márcia Igel Joppert	7,084,323	11.21%	2,062,988	8.14%	9,147,311	10.33%
Rogério Igel	7,311,004	11.57%	1,615,027	6.37%	8,926,031	10.08%
Joyce Igel de Castro Andrade	6,398,967	10.12%	2,062,989	8.14%	8,461,956	9.56%
Lucio de Castro Andrade Filho	3,775,470	5.97%	–	–	3,775,470	4.26%
Others	6,917,680	10.95%	448,063	1.77%	7,365,743	8.32%
TOTAL	63,202,048	100.00%	25,342,886	100.00%	88,544,934	100.00%
Others: other individuals, none of them holding more than 5%

CHRISTY PARTICIPAÇÕES S.A	Capital Stock	%
Maria da Conceição Coutinho Beltrão	3,066	34.90%
Hélio Marcos Coutinho Beltrão	1,906	21.70%
Cristiana Coutinho Beltrão	1,906	21.70%
Maria Coutinho Beltrão	1,906	21.70%
TOTAL	8,784	100.00%

86

Interest in the subsidiaries

1 - Item	2 -Company name	3 - Corporate taxpayer number (CNPJ)	4 - Classification	5 - % of ownership interest in investee	6 - % of Investor´s shareholders' equity	7 - Type of company	8 - Number of shares held in the current quarter (in thousands)	9 - Number of shares held in the prior quarter (in thousands)
1	Ultracargo - Operações Logisticas e Participações Ltda.	34.266.973/0001-99	Closely-held subsidiary	100%	13.95%	Commercial, industrial and other	9,324	9,324
2	Terminal Quimico de Aratu S.A.	14.688.220/0001-64	Investee of subsidiary/affiliated	99%	15.15%	Commercial, industrial and other	63,372	63,372
3	União/Vopak Armazéns Gerais Ltda.	77.632.644/0001-27	Investee of subsidiary/affiliated	50%	0.11%	Commercial, industrial and other	30	30
4	Ultracargo Argentina S.A.	OFF-SHORE	Investee of subsidiary/affiliated	100%	0.00%	Commercial, industrial and other	454	507
5	Oxiteno S.A. Indústria e Comércio	62.545.686/0001-53	Closely-held subsidiary	100%	34.65%	Commercial, industrial and other	35,102	35,102
6	Oxiteno Nordeste S.A. Indústria e Comércio	14.109.664/0001-06	Investee of subsidiary/affiliated	100%	15.70%	Commercial, industrial and other	8,505	8,505
7	Oxiteno Argentina Sociedad de Responsabilidad Ltda.	OFF-SHORE	Investee of subsidiary/affiliated	100%	0.00%	Commercial, industrial and other	117	117
8	Oleoquímica Ind e Com de Prod Quím Ltda.	07.080.388/0001-27	Investee of subsidiary/affiliated	100%	10.50%	Commercial, industrial and other	590,815	590,815
9	Barrington S.L.	OFF-SHORE	Investee of subsidiary/affiliated	100%	0.99%	Commercial, industrial and other	554	554
10	Oxiteno Mexico S.A. de CV	OFF-SHORE	Investee of subsidiary/affiliated	100%	0.53%	Commercial, industrial and other	122,048	122,048
11	Oxiteno Andina, C.A .	OFF-SHORE	Investee of subsidiary/affiliated	100%	0.49%	Commercial, industrial and other	12,076	12,076
12	Oxiteno Europe SPRL	OFF-SHORE	Investee of subsidiary/affiliated	100%	0.02%	Commercial, industrial and other	1	1
13	Empresa Carioca de Produtos Químicos S.A.	33.346.586/0001-08	Investee of subsidiary/affiliated	100%	0.40%	Commercial, industrial and other	199,323	199,323
14	Ipiranga Produtos de Petróleo S.A.	33.337.122/0001-27	Closely-held subsidiary	100%	45.22%	Commercial, industrial and other	224,467,228	224,467,228
15	Centro de Conveniencias Millennium Ltda.	03.546.544/0001-41	Investee of subsidiary/affiliated	100%	0.04%	Commercial, industrial and other	1,171	1,171
16	Conveniências Ipiranga Norte Ltda.	05.378.404/0001-37	Investee of subsidiary/affiliated	100%	0.07%	Commercial, industrial and other	164	164
17	Ipiranga Trading Ltd.	OFF-SHORE	Investee of subsidiary/affiliated	100%	0.00%	Commercial, industrial and other	50	50
18	Tropical Transportes Ipiranga Ltda.	42.310.177/0001-34	Investee of subsidiary/affiliated	100%	0.37%	Commercial, industrial and other	254	254
19	Ipiranga Imobiliária Ltda.	07.319.798/0001-88	Investee of subsidiary/affiliated	100%	1.18%	Commercial, industrial and other	55,746	55,746
20	Ipiranga Logística Ltda.	08.017.542/0001-89	Investee of subsidiary/affiliated	100%	0.01%	Commercial, industrial and other	510	510
21	Maxfácil Participações S.A.	08.077.294/0001-61	Investee of subsidiary/affiliated	50%	1.80%	Commercial, industrial and other	11	11
22	Isa-Sul Administração e Participações Ltda.	89.548.606/0001-70	Investee of subsidiary/affiliated	100%	0.17%	Commercial, industrial and other	3,515	3,515
23	Imaven Imóveis Ltda.	61.604.112/0001-46	Investee of subsidiary/affiliated	100%	3.98%	Commercial, industrial and other	116,179	116,179
24	Companhia Ultragaz S.A.	61.602.199/0001-12	Investee of subsidiary/affiliated	99%	8.80%	Commercial, industrial and other	800,079	800,079
25	Bahiana Distribuidora de Gás Ltda.	46.395.687/0001-02	Investee of subsidiary/affiliated	100%	4.12%	Commercial, industrial and other	24	24
26	Utingás Armazenadora S.A.	61.916.920/0001-49	Investee of subsidiary/affiliated	56%	0.32%	Commercial, industrial and other	3,074	3,074
27	LPG International INC.	OFF-SHORE	Investee of subsidiary/affiliated	100%	0.10%	Commercial, industrial and other	1	1
28	am/pm Comestíveis Ltda.	40.299.810/0001-05	Investee of subsidiary/affiliated	100%	0.57%	Commercial, industrial and other	13,497	13,497
29	Oil Trading Importadora e Exportadora Ltda.	11.454.455/0001-01	Investee of subsidiary/affiliated	100%	0.80%	Commercial, industrial and other	40,000	40,000
30	Refinaria de Petróleo Riogranadense S.A.	94.845.674/0001-30	Closely-held subsidiary	33%	0.13%	Commercial, industrial and other	5,079	5,079
31	Serma Assoc.Usuarios Equip. Proc. Dados e Serv.Correlatos	61.601.951/0001-00	Closely-held subsidiary	100%	0.00%	Commercial, industrial and other	8,059	8,059

87

MD&A - ANALYSIS OF CONSOLIDATED EARNINGS

88

ULTRAPAR PARTICIPAÇÕES S.A.
MD&A - ANALYSIS OF CONSOLIDATED EARNINGS
Third Quarter 2010

(1) Key Indicators - Consolidated:

(R$ million)	3Q10	3Q09	2Q10	Change 3Q10 X 3Q09	Change 3Q10 x 2Q10	9M10	9M09	Change 9M10 X 9M09
Net sales and services	10,910.6	9,651.0	10,382.6	13%	5%	31,226.6	25,680.1	22%
Cost of sales and services	(10,105.8)	(8,932.0)	(9,573.7)	13%	6%	(28,918.0)	(23,772.6)	22%
Gross Profit	804.8	719.0	808.9	12%	-1%	2,308.6	1,907.4	21%
Selling, general and administrative expenses	(475.1)	(474.3)	(474.6)	0%	0%	(1,405.7)	(1,281.4)	10%
Other operating income (expense), net	2.7	2.8	2.0	-4%	34%	11.8	9.4	26%
Income on disposal of assets	11.1	6.2	(2.2)	78%	-612%	9.3	15.8	-41%
Income from operations before financial items	343.5	253.8	334.2	35%	3%	924.1	651.2	42%
Financial (expense) income, net	(60.7)	(66.0)	(65.8)	-8%	-8%	(199.7)	(214.5)	-7%
Equity in subsidiaries and affiliated companies	(0.0)	0.1	(0.2)	-139%	-87%	(0.2)	0.1	-268%
Income before taxes and social contribution	282.8	187.8	268.2	51%	5%	724.2	436.8	66%
Income and social contribution taxes	(87.4)	(70.8)	(85.1)	24%	3%	(230.9)	(147.7)	56%
Benefit of tax holidays	8.8	5.4	8.5	63%	4%	24.4	15.2	61%
Net income for the year	204.1	122.4	191.6	67%	7%	517.8	304.3	70%
Net income attributable to Ultrapar	202.6	121.4	190.3	67%	6%	518.2	300.6	72%
Net income attributable to non-controlling interests	1.5	1.0	1.3	51%	18%	(0.4)	3.7	-111%
EBITDA	465.3	393.0	467.0	18%	0%	1,311.4	1,022.4	28%

Volume – LPG sales – thousand tons	427.4	425.0	406.9	1%	5%	1,205.0	1,189.6	1%
Volume – Fuels sales – thousand of cubic meters	5,244.0	4,786.3	4,984.3	10%	5%	14,825.1	12,191.7	22%
Volume – Chemicals sales – thousand tons	174.8	169.0	175.5	3%	0%	514.1	452.7	14%

Considerations on the financial and operational information

Standards and criteria adopted in preparing the information

Ultrapar’s financial statements for the year ended December 31st, 2009 were prepared in accordance with the accounting directives set out in the Brazilian Corporate Law, being adopted the alterations introduced by Laws 11,638/07 and 11,941/09 (former Provisional Measure 449/08), as well as the CVM standards, instructions and guidelines, which regulate them. In connection with the process of converging the accounting practices adopted in Brazil to the international financial reporting standards (IFRS), several guidelines, interpretations, and orientations were issued during 2009 and 2010 establishing a new accounting standard in Brazil (“New BR GAAP”). Ultrapar decided to adopt the New BR GAAP in its interim financial statements for the nine-month period ended September 30th, 2010 and information for 2009 contained therein. The interim financial statements for June 30th, 2010 and March 31st, 2010, as well as the information for 2009, were restated and presented in accordance with the New BR GAAP, as described in Note 3 of the interim financial statements for September 30th, 2010.

For an understanding of the effects of the adoption of the new legislation, we released financial spreadsheets on CVM’s website (www.cvm.gov.br) as well as on Ultrapar’s website (www.ultra.com.br) demonstrating the impacts of the accounting changes introduced by the New BR GAAP on the main line items of the quarterly financial statements for 2009 and 2010, year ended December 31st, 2009, and nine-month period ended September 30th, 2010 in comparison with the amounts that would have been obtained without such changes. Additional information on the changes resulting from the adoption of the New BR GAAP is available in notes 2 and 3 of the interim financial statements for September 30th, 2010.

The financial information of Ultragaz, Ipiranga, Oxiteno, and Ultracargo is reported without elimination of intercompany transactions. Therefore, the sum of such information may not correspond to the consolidated financial information of Ultrapar. In addition, except when otherwise indicated, the amounts presented in this document are expressed in millions of R$ and, therefore, are subject to rounding off. Consequently, the total amounts presented in the tables may differ from the direct sum of the amounts that precede them.

Effect of the acquisition of Texaco
In August 2008, Ultrapar announced the signing of the sale and purchase agreement for the acquisition of Texaco’s fuel distribution business in Brazil. The results of Texaco were consolidated in Ultrapar’s financial statements from April 1st, 2009, after the closing of the transaction on March 31st, 2009. Ultrapar’s financial statements in periods prior to 2Q09 do not include Texaco’s results.

Effect of the divestment – Ultracargo’s road transportation, in-house logistics and solid bulk storage
On July 1st, 2010, Ultrapar concluded the sale of Ultracargo’s in-house logistics, solid bulk storage and road transportation businesses, with the transfer of the shares of AGT – Armazéns Gerais e Transporte Ltda. and Petrolog Serviços e Armazéns Gerais Ltda. to Aqces Logística Internacional Ltda. and the receipt of R$ 74 million, in addition to the R$ 8 million deposit received upon the announcement of the transaction on March 31st, 2010. Consequently, the financial statements of Ultrapar and Ultracargo from 3Q10 onwards include only the results of the liquid bulk storage business.

Effect of the acquisition of DNP
On October 26th, 2010, Ultrapar announced the signing of the sale and purchase agreement for the acquisition of 100% of the shares of Distribuidora Nacional de Petróleo Ltda. (“DNP”). The total value of the acquisition is R$ 85 million, subject to working capital and indebtedness adjustments on the closing date. Ultrapar and Ipiranga’s financial statements will start to consolidate the results of the acquired business from the closing of the acquisition, occurred on November 1st, 2010.

(2) Performance Analysis:

Net Sales and Services: Ultrapar’s consolidated net sales and services amounted to R$ 10,911 million in 3Q10, up 13% over 3Q09, as a consequence of the growth in sales in Ipiranga, Ultragaz, and Oxiteno. Compared with 2Q10, Ultrapar’s net sales and services increased by 5%. In 9M10, Ultrapar’s net sales and services amounted to R$ 31,227 million, up 22% over 9M09, mainly as a consequence of the consolidation of Texaco’s net sales and services from 2Q09 onwards.

Ultragaz: In 3Q10, Ultragaz’s sales volume reached 427 thousand tons, up 1% over 3Q09. In the bottled segment, Ultragaz sales volume decreased by 0.8% as compared with 3Q09. In the bulk segment, sales volume grew 4% due to the higher level of economic activity and a recovery in the industrial activity. Compared with 2Q10, sales volume increased by 5% as a result of seasonality between periods. In 9M10, Ultragaz’s sales volume totals 1,205 thousand tons, up 1% over 9M09. Ultragaz’s net sales and services amounted to R$ 975 million in 3Q10, up 5% over 3Q09, as a result of higher sales volume in the bulk segment, an increase in the cost of LPG used in the bulk segment from January 2010 onwards and commercial initiatives and operational efficiency programs implemented. Compared with 2Q10, net sales and services increased by 6%, in line with the sales volume progression. In 9M10, Ultragaz’s net sales and services totaled R$ 2,739 million, up 7% over 9M09.

Ipiranga: Ipiranga’s sales volume totaled 5,244 thousand cubic meters in 3Q10, up 10% over that of 3Q09. The sales volume of fuels for light vehicles grew by 6%, mainly as a consequence of the increase in the light vehicle fleet during the last 12 months. The diesel volume grew 14% due to the higher level of economic activity in 3Q10. Compared with 2Q10, sales volume increased by 5% as a result of seasonality between quarters. In 9M10, Ipiranga accumulates sales volume of 14,825 thousand cubic meters, up 22% over Ipiranga’s volume in 9M09, mainly  on the back of the consolidation of Texaco’s volume from 2Q09 onwards. Ipiranga’s net sales and services amounted R$ 9,320 million in 3Q10, up 14% over net sales and services for 3Q09, as a consequence of the increase in sales volume by 10% and the increase in ethanol costs. Compared with 2Q10, Ipiranga’s net sales and services grew by 5%, in line with the sales volume progression. In 9M10, Ipiranga’s net sales and services amounted R$ 26,729 million, up 24% over 9M09, mainly as a consequence of the consolidation of Texaco’s net sales and services from 2Q09 onwards.

Oxiteno: Oxiteno’s sales volume totaled 175 thousand tons, up 3% (6 thousand tons) over 3Q09, highlighting the 11% increase in sales volume of specialty chemicals sold in the Brazilian market, on the back of higher level of economic activity compared with 3Q09, and enabled by the expansions in the production capacity. The total volume sold in Brazil rose by 8% (9 thousand tons), notably in specialty chemicals sold to the agrochemicals, cosmetics and detergents industries. Sales volume outside Brazil was down by 7% (4 thousand tons), due to higher spot sales of glycols and specialty chemicals in 3Q09. Compared with 2Q10, sales volume remained stable. Oxiteno’s sales volume in 9M10 totals 514 thousand tons, up 14% over 9M09. Oxiteno’s net sales and services totaled R$ 538 million in 3Q10, up 12% over 3Q09, despite the 6% stronger Real, as a consequence of the recovery in average dollar prices and a 3% growth in sales volume. Compared with 2Q10, Oxiteno’s net sales and services dropped by 2%, as a consequence of the stronger Real. Net sales and services in 9M10 totaled R$ 1,559 million, up 10% over 9M09.

Ultracargo: In 3Q10, Ultracargo reported a 21% increase in average storage over 3Q09, mainly due to the consolidation of the terminal acquired in Suape in December 2009 and the higher volume of operations in the Santos and Aratu terminals, partially offset by a reduction in ethanol handling. Compared with 2Q10, Ultracargo’s average effective storage was 5% higher. In 9M10, Ultracargo accumulates a 19% increase in the average effective storage of its terminals. Ultracargo’s net sales and services totaled R$ 65 million in 3Q10, down 25% from 3Q09 and 2Q10, respectively, with the growth in average storage in liquid bulk terminals offset by the sale of in-house logistics, solid bulk storage and road transportation businesses. In 9M10, Ultracargo’s net sales and services totaled R$ 234 million, down 9% from 9M09.

Cost of Good Sold: Ultrapar’s cost of goods sold amounted to R$ 10,106 million in 3Q10, up 13% over 3Q09, as a result of the higher volume of operations in Ipiranga, Ultragaz, and Oxiteno. Compared with 2Q10, Ultrapar’s cost of goods sold increased by 6%. In 9M10, Ultrapar’s cost of goods sold amounted to R$ 28,918 million, up

22% over 9M09, mainly as a consequence of the consolidation of Texaco’s cost of goods sold from 2Q09 onwards.

Ultragaz: Ultragaz’s cost of goods sold amounted to R$ 809 million in 3Q10, up 3% over 3Q09, as a consequence of a 6% increase in ex-refinery cost of LPG used in the bulk segment from January 2010 onwards and higher sales volume. Compared with 2Q10, the cost of goods sold increased by 5%, in line with the sales volume progression. In 9M10, Ultragaz’s cost of goods sold totaled R$ 2,296 million, up 5% over 9M09.

Ipiranga: Ipiranga’s cost of goods sold amounted to R$ 8,842 million in 3Q10, up 14% over 3Q09, mainly as a result of the 10% growth in sales volume and the increase in ethanol costs. Compared with 2Q10, the cost of goods sold increased by 6%, in line with the sales volume progression. In 9M10, Ipiranga’s cost of goods sold totaled R$ 25,330 million, up 24% over 9M09, mainly due to the consolidation of Texaco’s cost of goods sold from 2Q09 onwards.

Oxiteno: Oxiteno’s cost of goods sold in 3Q10 amounted to R$ 420 million, up 7% over 3Q09, as a result of the 3% increase in sales volume and extraordinary costs resulting from the scheduled maintenance stoppage of the Camaçari plant, with the higher unit variable cost in dollar offset by the 6% stronger Real. Compared with 2Q10, the cost of goods sold decreased by 2%, as a consequence of 2% stronger Real. In 9M10, Oxiteno’s cost of goods sold totaled R$ 1,243 million, up 7% over 9M09.

Ultracargo: Ultracargo’s cost of services provided amounted to R$ 28 million in 3Q10, down 44% and 36% from 3Q09 and 2Q10, respectively, mainly due to the effect of the sale of in-house logistics, solid bulk storage and road transportation businesses. In 9M10, Ultracargo’s cost of services provided totaled R$ 112 million, down 25% from 9M09.

Gross profit: Ultrapar’s gross profit amounted to R$ 805 million in 3Q10, up 12% from 3Q09 as a consequence of the growth seen in Ipiranga, Ultragaz and Oxiteno. Compared with 2Q10, Ultrapar’s gross profit decreased by 1%. In 9M10, Ultrapar’s gross profit totalled R$ 2,309 million, a 21% increase compared with 9M09.

Sales, General and Administrative Expenses: Sales, general and administrative expenses of Ultrapar reached R$ 475 million in 3Q10, practically stable over 3Q09 and 2Q10. In 9M10, Ultrapar’s sales, general and administrative expenses totaled R$ 1,406 million, up 10% over 9M09, basically as a consequence of the consolidation of Texaco’s sales, general and administrative expenses from 2Q09 onwards.

Ultragaz: Ultragaz’s sales, general and administrative expenses amounted to R$ 96 million in 3Q10, up 15% over 3Q09, as a consequence of (i) an increase in expenses related to promotional and sales campaign, (ii) effects of inflation on expenses, and (iii) higher variable compensation, in line with the earnings progression. Compared with 2Q10, sales, general and administrative expenses grew by 2%, below the seasonal variation of 5% in sales volume, as a consequence of higher expenses in promotional and sales campaign in 2Q10. In 9M10, Ultragaz’s sales, general and administrative expenses totaled R$ 277 million, up 20% over 9M09.

Ipiranga: Ipiranga’s sales, general and administrative expenses totaled R$ 296 million in 3Q10, down 1% from 3Q09, due to the higher level of non-recurring expenses related to the conversion of Texaco service stations into the Ipiranga brand and the integration of acquired operations in 3Q09, which were partially offset by higher sales volume, effects of inflation on expenses, and expenses related to studies and projects. Compared with 2Q10, sales, general and administrative expenses grew by 4%, as a result of the same items above. In 9M10, Ipiranga’s sales, general and administrative totaled R$ 865 million, up 10% over 9M09, mainly due to the consolidation of Texaco’ sales, general and administrative expenses from 2Q09 onwards.

Oxiteno: Oxiteno’s sales, general and administrative expenses totaled R$ 66 million in 3Q10, practically stable over 3Q09. Compared with 2Q10, sales, general and administrative expenses decreased by 11%, mainly due to higher variable compensation in 2Q10. Sales, general and administrative expenses totaled R$ 204 million in 9M10, up 6% over 9M09.

Ultracargo: Ultracargo’s sales, general and administrative expenses totaled R$ 17 million in 3Q10, down 19% and 25% over 3Q09 and 2Q10, respectively, mainly due to the effect of the sale of in-house logistics, solid bulk storage and road transportation businesses and higher indemnification expenses in 2Q10. Sales, general and administrative expenses totaled R$ 59 million in 9M10, down 10% from 9M09.

Income from Operations before Financial Items: Ultrapar’s income from operations before financial items amounted to R$ 343 million in 3Q10, up 35% from 3Q09 as a consequence of the increase in the income from operations before financial items of Ipiranga, Oxiteno and Ultracargo. Compared with 2Q10, Ultrapar’s income from operations before financial items was up by 3%. In 9M10, Ultrapar’s income from operations before financial items totalled R$ 924 million, a 42% increase compared with 9M09.

Financial result: Ultrapar reported net financial expense of R$ 61 million in 3Q10, down R$ 5 million from net financial expense for 3Q09 and 2Q10. The net debt to last 12 months EBITDA ratio decreased from 1.7 times at the end of 3Q09 to 1.4 times at the end of 3Q10. In 9M10, Ultrapar’s reported net financial expense totaled
R$ 200 million, down R$ 15 million from 9M09.

Depreciation and Amortization: Total depreciation and amortization costs and expenses in 3Q10 were R$ 133 million, down R$ 13 million from 3Q09, mainly as a result of the revision in the economic useful life of assets in accordance with Technical Standard ICPC (Brazilian Accounting Pronouncements Committee) 10, in effect from January 1st, 2010 onwards. Compared with 2Q10, Ultrapar’s depreciation and amortization costs and expenses reduced by 2%. In 9M10, Ultrapar’s total depreciation and amortization costs and expenses totaled R$ 397 million, up R$ 10 million over 9M09.

Income and Social Contribution / Benefit of Tax Holidays: Ultrapar reported income tax and social contribution expenses, net of benefit of tax holidays of R$ 79 million in 3Q10, compared with an expense R$ 65 million in 3Q09, especially due to the higher pre-tax profit in 3T10. Compared with 2Q10, income tax and social contribution expenses, net of benefit of tax holidays was up 3%. In 9M10, income tax and social contribution expenses, net of benefit of tax holidays amounted to R$ 206 million, 56% up from 9M09.

Net Earnings: Ultrapar’s consolidated net earnings in 3Q10 amounted to R$ 204 million, up 67% over 3Q09, mainly due to the EBITDA growth and lower depreciation and amortization costs and expenses. Compared with 2Q10, net earnings grew by 7%. In 9M10, Ultrapar’s reported net earnings of R$ 518 million, up 70% over 9M09.

EBITDA: Ultrapar’s EBITDA amounted to R$ 465 million in 3Q10, up 18% over 3Q09 and stable in relation to 2Q10. In 9M10, Ultrapar’s EBITDA totaled R$ 1,311 million, up 28% over 9M09, as a result of the EBITDA growth in all businesses and the consolidation of Texaco’s EBITDA from 2Q09 onwards.

Ultragaz: Ultragaz’s EBITDA amounted to R$ 97 million in 3Q10, up 3% over 3Q09, especially due to a recovery in margins, to which the operational efficiency programs implemented contributed, and an improvement in the bulk segment performance, partially offset by an increase in expenses related to promotional and sales campaigns and higher variable compensation. Compared with 2Q10, Ultragaz’s EBITDA increased by 16% mainly as a consequence of a seasonally higher volume. In 9M10, Ultragaz’s EBITDA totaled R$ 251 million, up 14% over 9M09.

Ipiranga: Ipiranga’s EBITDA amounted to R$ 256 million in 3Q10, up 22% over 3Q09, mainly on the back of higher sales volume and synergy gains from the integration of Texaco, partially offset by strong fluctuations in the availability of ethanol in the market. Compared with 2Q10, Ipiranga’s EBITDA decreased by 5%, with the increase of 5% in sales volume offset by higher expenses in the quarter. In 9M10, Ipiranga’s EBITDA totaled R$ 752 million, up 36% over 9M09.

Oxiteno: Oxiteno’s EBITDA totaled R$ 78 million in 3Q10, up 57% over 3Q09, despite the 6% stronger Real, as a consequence of the recovery in margins and the 3% increase in sales volume. Compared with 2Q10, Oxiteno’s EBITDA increased by 11%. Oxiteno’s unit EBITDA reached US$ 257/ton in 3Q10, up 61% and 14% over 3Q09 and 2Q10, respectively. In 9M10, Oxiteno’s EBITDA totaled R$ 187 million, up 41% over 9M09.

Ultracargo: Ultracargo’s EBITDA amounted to R$ 28 million in 3Q10, a 9% decrease from 3Q09, with the growth in average storage in liquid bulk terminals offset by the sale of in-house logistics, solid bulk storage and road transportation businesses. Compared with 2Q10, Ultracargo’s EBITDA decreased by 2%, influenced by the above-mentioned factors and by higher administrative expenses in 2Q10. In 9M10, Ultracargo’s EBITDA totaled R$ 87 million, up 5% over 9M09.

EBITDA

R$ million	3Q10	3Q09	2Q10	Change 3Q10 X 3Q09	Change 3Q10 X 2Q10	9M10	9M09	Change 9M10 X 9M09
Ultrapar	465.3	393.0	467.0	18%	0%	1,311.4	1,022.4	28%
Ultragaz	96.6	93.9	83.3	3%	16%	250.8	219.9	14%
Ipiranga	256.0	209.8	268.3	22%	-5%	752.0	553.2	36%
Oxiteno	78.5	50.1	70.8	57%	11%	187.3	133.2	41%
Ultracargo	27.7	30.4	28.4	-9%	-2%	86.5	82.4	5%

The purpose of including EBITDA information is to provide a measure for assessing our ability to generate cash from our operations. The EBITDA presented above was calculated based on the income before financial result, including depreciation and amortization and excluding income on disposal of assets. In managing our business we rely on EBITDA as a means for assessing our operating performance and a portion of our employee profit sharing plan is linked to EBITDA performance. Because EBITDA excludes income on disposal of assets, net financial income (expense), income tax, depreciation and amortization, it provides an indicator of general economic performance that is not affected by debt restructurings, fluctuations in interest rates or effective tax rates, or levels of income on disposal of assets, depreciation and amortization. Accordingly, we believe that this type of measurement is useful for comparing general operating performance from period to period and making certain related management decisions. We also calculate EBITDA in connection with covenants related to some of our financing. We believe that EBITDA enhances the understanding of our financial performance and our ability to satisfy principal and interest obligations with respect to our indebtedness as well as to fund capital expenditures and working capital requirements. EBITDA is not a measure of financial performance under Brazilian GAAP. EBITDA should not be considered in isolation, or as a substitute for net income, as a measure of operating performance, as a substitute for cash flows from operations or as a measure of liquidity. EBITDA has material limitations that impair its value as a measure of a company’s overall profitability since it does not address certain ongoing costs of our business that could significantly affect profitability such as financial expenses and income taxes, depreciation or capital expenditures and associated charges.

We hereby inform that, in accordance with the requirements of CVM Resolution 381/03, our independent auditors KPMG Auditores Independentes have not performed during these first nine months of 2010 any service other than the external audit of the financial statements of Ultrapar and affiliated companies and subsidiaries.

Item 6

ULTRAPAR PARTICIPAÇÕES S.A. Publicly Traded Company CNPJ Nº 33.256.439/0001-39

MARKET ANNOUNCEMENT

In connection with the process of converging the accounting practices adopted in Brazil to the international financial reporting standards (IFRS), in which several guidelines, interpretations, and orientations were issued during 2009 and 2010 establishing a new accounting standard in Brazil (“New BR GAAP”). Ultrapar Participaçöes S.A. ("Ultrapar") decided to adopt the New BR GAAP in its interim financial statements for the nine-month period ended September 30th, 2010 and information for 2009 contained therein. The interim financial statements for June 30th, 2010 and March 31st, 2010, as well as the information for 2009, were restated and presented in accordance with the New BR GAAP, as described in Note 3 of the interim financial statements for September 30th, 2010, available on Ultrapar’s website (www.ultra.com.br).

For an understanding of the effects of the adoption of the new legislation, we released financial spreadsheets on CVM’s website (www.cvm.gov.br) as well as on Ultrapar’s website (www.ultra.com.br) demonstrating the impacts of the accounting changes introduced by the New BR GAAP on the main line items of the quarterly financial statements for 2009 and 2010, year ended December 31st, 2009, and nine-month period ended September 30th, 2010 in comparison with the amounts that would have been obtained without such changes (Attachment 1). Additional information on the changes resulting from the adoption of the New BR GAAP is available in notes 2 and 3 of the interim financial statements for September 30th, 2010.

André Covre Chief Financial and Investor Relations Officer Ultrapar Participações S.A.

ATTACHMENT (page 1 of 9)

Effects from the implementation of the New BR GAAP on the business units' EBITDA
(R$ million)

3Q10

	Explanatory note	Ipiranga	Ultragaz	Oxiteno	Ultracargo	Others/Elim.	Ultrapar
EBITDA according to the previous accounting practices		236.1	96.7	66.9	27.7	9.7	437.2
Recognition of provision for removal of Ipiranga's fuel tanks	2.2.a. / 17	1.9	-	-	-	-	1.9
Write-off of investments in progress	2.2.c.	-	-	-	-	-	-
Ipiranga's deferred revenues - franchise fees, loyalty program, etc.	2.2.f. / 18	(0.4)	-	-	-	-	(0.4)
Reclassification of the result of raw materials hedging - from financial income or expenses to cost of goods sold	23	(7.5)	-	11.5	-	(3.3)	0.8
Amortization of intangible assets	3.h. / 14	27.4	-	-	-	-	27.4
Others effects, net		(1.5)	(0.1)	(0.0)	(0.0)	0.0	(1.5)
Total effects		19.9	(0.1)	11.5	(0.0)	(3.3)	28.1
EBITDA after the implementation of the New BR GAAP		256.0	96.6	78.5	27.7	6.5	465.3

Main effects from the implementation of the New BR GAAP on the consolidated financial statements
(R$ million)

3Q10

	Explanatory note	EBITDA	Financial results	Net earnings	Asset	Liabilities	Shareholder's equity
Figures according to the previous accounting practices		437.2	(63.7)	211.3	12,091.0	6,884.4	5,183.4
Recognition of provision for removal of Ipiranga's fuel tanks	2.2.a.	1.9	(0.3)	2.2	7.3	43.0	(35.7)
Capitalization of borrowing costs	2.2.b. - b.1)	-	0.7	1.4	(24.3)	-	(24.3)
Inflationary adjustment 1996/1997 on property, plant and equipment	2.2.b. - b.2)	-	-	(0.1)	14.0	-	14.0
Write-off of investments in progress	2.2.c.	-	-	-	(21.5)	-	(21.5)
Provision for contingencies with over 50% probability that an obligation exists	2.2.d.	-	(0.2)	(0.2)	-	8.5	(8.5)
Business combination - Texaco acquisition	2.2.e.	-	-	(7.1)	5.2	76.3	(71.1)
Ipiranga's deferred revenues - franchise fees, loyalty program, etc.	2.2.f. / 18	(0.4)	-	(0.4)	-	18.4	(18.4)
Reclassification of ACE - from accounts receivables reducer to loans and financing	16	-	-	-	54.4	54.4	-
Reclassification of negative hedging result - from a financial assets reducer to loans and financing	16	-	-	-	66.2	66.2	-
Reclassification of the result of raw materials hedging - from financial income or expenses to cost of goods sold	23	0.8	(0.8)	-	-	-	-
Reclassification of escrow deposits - from provisions reducer to asset		-	-	-	243.5	243.5	-
Amortization of intangible assets	3.h. / 14	27.4	-	-	-	-	-
Others effects, net¹		(1.5)	3.6	2.2	5.6	(5.6)	34.5
Effect of the adoption of the New BR GAAP in deferred income tax and social contribution	2.2.h.	-	-	(5.2)	39.2	-	39.2
Total effects		28.1	3.0	(7.2)	389.7	504.7	(91.8)
Figures after the implementation of the New BR GAAP		465.3	(60.7)	204.1	12,480.6	7,389.1	5,091.6

¹ Includes non-controlling interest in net earnings and shareholders' equity, for further information see note 2.2.

ATTACHMENT (page 2 of 9)

Effects from the implementation of the New BR GAAP on the business units' EBITDA
(R$ million)

2Q10

	Explanatory note	Ipiranga	Ultragaz	Oxiteno	Ultracargo	Others/Elim.	Ultrapar
EBITDA according to the previous accounting practices		235.6	83.4	70.6	28.4	15.4	433.4
Recognition of provision for removal of Ipiranga's fuel tanks	2.2.a. / 17	1.7	-	-	-	-	1.7
Write-off of investments in progress	2.2.c.	-	-	(0.0)	-	-	(0.0)
Ipiranga's deferred revenues - franchise fees, loyalty program, etc.	2.2.f. / 18	5.9	-	-	-	-	5.9
Reclassification of the result of raw materials hedging - from financial income or expenses to cost of goods sold	23	(0.9)	-	0.1	-	0.8	(0.0)
Amortization of intangible assets	3.h. / 14	26.4	-	-	-	-	26.4
Others effects, net		(0.5)	(0.1)	0.1	(0.0)	0.0	(0.4)
Total effects		32.6	(0.1)	0.2	(0.0)	0.8	33.6
EBITDA after the implementation of the New BR GAAP		268.3	83.3	70.8	28.4	16.2	467.0

Main effects from the implementation of the New BR GAAP on the consolidated financial statements
(R$ million)

2Q10

	Explanatory note	EBITDA	Financial results	Net earnings	Asset	Liabilities	Shareholder's equity
Figures according to the previous accounting practices		433.4	(67.8)	196.0	11,980.0	6,805.1	5,153.1
Recognition of provision for removal of Ipiranga's fuel tanks	2.2.a.	1.7	(0.6)	1.0	7.0	45.0	(37.9)
Capitalization of borrowing costs	2.2.b. - b.1)	-	0.3	1.0	(25.7)	-	(25.7)
Inflationary adjustment 1996/1997 on property, plant and equipment	2.2.b. - b.2)	-	-	(0.3)	14.1	-	14.1
Write-off of investments in progress	2.2.c.	(0.0)	-	(0.0)	(21.5)	-	(21.5)
Provision for contingencies with over 50% probability that an obligation exists	2.2.d.	-	(0.2)	(0.2)	-	8.2	(8.2)
Business combination - Texaco acquisition	2.2.e.	-	-	(7.1)	12.3	76.3	(64.0)
Ipiranga's deferred revenues - franchise fees, loyalty program, etc.	2.2.f. / 18	5.9	-	5.9	-	18.0	(18.0)
Reclassification of ACE - from accounts receivables reducer to loans and financing	16	-	-	-	66.8	66.8	-
Reclassification of negative hedging result - from a financial assets reducer to loans and financing	16	-	-	-	43.5	43.5	-
Reclassification of the result of raw materials hedging - from financial income or expenses to cost of goods sold	23	(0.0)	0.0	-	-	-	-
Reclassification of escrow deposits - from provisions reducer to asset		-	-	-	224.7	224.7	-
Amortization of intangible assets	3.h. / 14	26.4	-	-	-	-	-
Others effects, net¹		(0.4)	2.5	2.1	4.7	(5.8)	32.3
Effect of the adoption of the New BR GAAP in deferred income tax and social contribution	2.2.h.	-	-	(6.8)	44.4	-	44.4
Total effects		33.6	2.1	(4.4)	370.4	476.6	(84.6)
Figures after the implementation of the New BR GAAP		467.0	(65.8)	191.6	12,350.3	7,281.8	5,068.6

¹ Includes non-controlling interest in net earnings and shareholders' equity, for further information see note 2.2.

ATTACHMENT (page 3 of 9)

Effects from the implementation of the New BR GAAP on the business units' EBITDA
(R$ million)

1Q10

	Explanatory note	Ipiranga	Ultragaz	Oxiteno	Ultracargo	Others/Elim.	Ultrapar
EBITDA according to the previous accounting practices		210.0	70.9	39.5	30.4	11.5	362.4
Recognition of provision for removal of Ipiranga's fuel tanks	2.2.a. / 17	1.1	-	-	-	-	1.1
Write-off of investments in progress	2.2.c.	-	-	(0.1)	-	-	(0.1)
Ipiranga's deferred revenues - franchise fees, loyalty program, etc.	2.2.f. / 18	(6.7)	-	-	-	-	(6.7)
Reclassification of the result of raw materials hedging - from financial income or expenses to cost of goods sold	23	(0.1)	-	(1.5)	-	0.6	(1.0)
Amortization of intangible assets	3.h. / 14	23.7	-	-	-	-	23.7
Others effects, net		(0.2)	(0.1)	0.1	(0.0)	0.0	(0.2)
Total effects		17.7	(0.1)	(1.5)	(0.0)	0.6	16.7
EBITDA after the implementation of the New BR GAAP		227.7	70.9	38.0	30.4	12.1	379.1

Main effects from the implementation of the New BR GAAP on the consolidated financial statements
(R$ million)

1Q10

	Explanatory note	EBITDA	Financial results	Net earnings	Asset	Liabilities	Shareholder's equity
Figures according to the previous accounting practices		362.4	(75.3)	140.5	10,799.0	5,819.7	4,958.8
Recognition of provision for removal of Ipiranga's fuel tanks	2.2.a.	1.1	(1.3)	(0.9)	6.9	45.9	(38.9)
Capitalization of borrowing costs	2.2.b. - b.1)	-	0.1	0.8	(26.7)	-	(26.7)
Inflationary adjustment 1996/1997 on property, plant and equipment	2.2.b. - b.2)	-	-	(0.2)	14.4	-	14.4
Write-off of investments in progress	2.2.c.	(0.1)	-	(0.1)	(21.5)	-	(21.5)
Provision for contingencies with over 50% probability that an obligation exists	2.2.d.	-	(0.2)	(0.2)	-	8.1	(8.1)
Business combination - Texaco acquisition	2.2.e.	-	-	(7.1)	19.4	76.3	(56.9)
Ipiranga's deferred revenues - franchise fees, loyalty program, etc.	2.2.f. / 18	(6.7)	-	(6.7)	-	23.9	(23.9)
Reclassification of ACE - from accounts receivables reducer to loans and financing	16	-	-	-	65.4	65.4	-
Reclassification of negative hedging result - from a financial assets reducer to loans and financing	16	-	-	-	50.2	50.2	-
Reclassification of the result of raw materials hedging - from financial income or expenses to cost of goods sold	23	(1.0)	1.0	-	-	-	-
Reclassification of escrow deposits - from provisions reducer to asset		-	-	-	216.9	216.9	-
Amortization of intangible assets	3.h. / 14	23.7	-	-	-	-	-
Others effects, net¹		(0.2)	2.4	(2.2)	3.8	(5.9)	30.2
Effect of the adoption of the New BR GAAP in deferred income tax and social contribution	2.2.h.	-	-	(1.8)	51.2	-	51.2
Total effects		16.7	2.0	(18.5)	380.1	480.7	(80.1)
Figures after the implementation of the New BR GAAP		379.1	(73.3)	122.0	11,179.1	6,300.4	4,878.8

¹ Includes non-controlling interest in net earnings and shareholders' equity, for further information see note 2.2.

ATTACHMENT (page 4 of 9)

Effects from the implementation of the New BR GAAP on the business units' EBITDA
(R$ million)

4Q09

	Explanatory note	Ipiranga	Ultragaz	Oxiteno	Ultracargo	Others/Elim.	Ultrapar
EBITDA according to the previous accounting practices		262.9	61.3	30.5	22.1	11.8	388.6
Recognition of provision for removal of Ipiranga's fuel tanks	2.2.a. / 17	1.2	-	-	-	-	1.2
Write-off of investments in progress	2.2.c.	-	-	(0.1)	-	-	(0.1)
Ipiranga's deferred revenues - franchise fees, loyalty program, etc.	2.2.f. / 18	(6.4)	-	-	-	-	(6.4)
Reclassification of the result of raw materials hedging - from financial income or expenses to cost of goods sold	23	(1.3)	-	7.3	-	(1.4)	4.6
Amortization of intangible assets	3.h. / 14	20.3	-	-	-	-	20.3
Others effects, net		(0.1)	(0.0)	(0.2)	-	-	(0.3)
Total effects		13.9	(0.0)	6.9	-	(1.4)	19.4
EBITDA after the implementation of the New BR GAAP		276.7	61.3	37.5	22.1	10.4	408.0

Main effects from the implementation of the New BR GAAP on the consolidated financial statements
(R$ million)

4Q09

	Explanatory note	EBITDA	Financial results	Net earnings	Asset	Liabilities	Shareholder's equity
Figures according to the previous accounting practices		388.6	(72.6)	148.8	11,090.3	6,226.0	4,829.3
Recognition of provision for removal of Ipiranga's fuel tanks	2.2.a.	1.2	(0.7)	(0.4)	6.6	44.6	(38.0)
Capitalization of borrowing costs	2.2.b. - b.1)	-	(0.2)	0.4	(27.4)	-	(27.4)
Inflationary adjustment 1996/1997 on property, plant and equipment	2.2.b. - b.2)	-	-	(0.9)	14.6	-	14.6
Write-off of investments in progress	2.2.c.	(0.1)	-	(0.1)	(21.4)	-	(21.4)
Provision for contingencies with over 50% probability that an obligation exists	2.2.d.	-	(0.2)	(0.2)	-	7.9	(7.9)
Business combination - Texaco acquisition	2.2.e.	-	-	(7.1)	26.5	76.3	(49.8)
Ipiranga's deferred revenues - franchise fees, loyalty program, etc.	2.2.f. / 18	(6.4)	-	(6.4)	-	17.1	(17.1)
Reclassification of ACE - from accounts receivables reducer to loans and financing	16	-	-	-	72.1	72.1	-
Reclassification of negative hedging result - from a financial assets reducer to loans and financing	16	-	-	-	51.8	51.8	-
Reclassification of the result of raw materials hedging - from financial income or expenses to cost of goods sold	23	4.6	(4.6)	-	-	-	-
Reclassification of escrow deposits - from provisions reducer to asset		-	-	-	204.3	204.3	-
Amortization of intangible assets	3.h. / 14	20.3	-	-	-	-	-
Others effects, net¹		(0.3)	1.3	(0.1)	2.8	(62.7)	100.6
Effect of the adoption of the New BR GAAP in deferred income tax and social contribution	2.2.h.	-	-	(1.4)	53.1	-	53.1
Total effects		19.4	(4.4)	(16.2)	382.9	411.4	6.6
Figures after the implementation of the New BR GAAP		408.0	(77.0)	132.6	11,473.2	6,637.4	4,835.8

¹ Includes non-controlling interest in net earnings and shareholders' equity, for further information see note 2.2.

ATTACHMENT (page 5 of 9)
Effects from the implementation of the New BR GAAP on the business units' EBITDA
(R$ million)

3Q09

	Explanatory note	Ipiranga	Ultragaz	Oxiteno	Ultracargo	Others/Elim.	Ultrapar
EBITDA according to the previous accounting practices		198.7	94.0	38.9	30.5	8.9	371.1
Recognition of provision for removal of Ipiranga's fuel tanks	2.2.a. / 17	0.6	-	-	-	-	0.6
Write-off of investments in progress	2.2.c.	-	-	(0.1)	-	-	(0.1)
Ipiranga's deferred revenues - franchise fees, loyalty program, etc.	2.2.f. / 18	(5.2)	-	-	-	-	(5.2)
Reclassification of the result of raw materials hedging - from financial income or expenses to cost of goods sold	23	(0.2)	-	12.1	-	(0.3)	11.6
Amortization of intangible assets	3.h. / 14	18.8	-	-	-	-	18.8
Others effects, net		(2.9)	(0.1)	(0.9)	(0.1)	-	(3.9)
Total effects		11.1	(0.1)	11.2	(0.1)	(0.3)	21.9
EBITDA after the implementation of the New BR GAAP		209.8	93.9	50.1	30.4	8.6	393.0

Main effects from the implementation of the New BR GAAP on the consolidated financial statements
(R$ million)

3Q09

	Explanatory note	EBITDA	Financial results	Net earnings	Asset	Liabilities	Shareholder's equity
Figures according to the previous accounting practices		371.1	(59.7)	133.4	10,480.3	5,604.5	4,836.3
Recognition of provision for removal of Ipiranga's fuel tanks	2.2.a.	0.6	(0.4)	(0.2)	6.6	44.2	(37.6)
Capitalization of borrowing costs	2.2.b. - b.1)	-	(0.2)	0.4	(27.8)	-	(27.8)
Inflationary adjustment 1996/1997 on property, plant and equipment	2.2.b. - b.2)	-	-	(0.6)	15.5	-	15.5
Write-off of investments in progress	2.2.c.	(0.1)	-	(0.1)	(21.3)	-	(21.3)
Provision for contingencies with over 50% probability that an obligation exists	2.2.d.	-	(0.2)	(0.2)	-	7.7	(7.7)
Business combination - Texaco acquisition	2.2.e.	-	-	(7.1)	27.1	76.3	(49.2)
Ipiranga's deferred revenues - franchise fees, loyalty program, etc.	2.2.f. / 18	(5.2)	-	(5.2)	-	10.8	(10.8)
Reclassification of ACE - from accounts receivables reducer to loans and financing	16	-	-	-	75.9	75.9	-
Reclassification of negative hedging result - from a financial assets reducer to loans and financing	16	-	-	-	55.4	55.4	-
Reclassification of the result of raw materials hedging - from financial income or expenses to cost of goods sold	23	11.6	(11.6)	-	-	-	-
Reclassification of escrow deposits - from provisions reducer to asset		-	-	-	196.3	196.3	-
Amortization of intangible assets	3.h. / 14	18.8	-	-	-	-	-
Others effects, net¹		(3.9)	6.1	2.2	8.3	(0.4)	48.2
Effect of the adoption of the New BR GAAP in deferred income tax and social contribution	2.2.h.	-	-	(0.3)	60.8	-	60.8
Total effects		21.9	(6.3)	(11.0)	396.9	466.3	(29.9)
Figures after the implementation of the New BR GAAP		393.0	(66.0)	122.4	10,877.2	6,070.8	4,806.4

¹ Includes non-controlling interest in net earnings and shareholders' equity, for further information see note 2.2.

ATTACHMENT (page 6 of 9)

Effects from the implementation of the New BR GAAP on the business units' EBITDA
(R$ million)

2Q09

	Explanatory note	Ipiranga	Ultragaz	Oxiteno	Ultracargo	Others/Elim.	Ultrapar
EBITDA according to the previous accounting practices		172.4	73.6	29.2	28.2	17.2	320.6
Recognition of provision for removal of Ipiranga's fuel tanks	2.2.a. / 17	0.7	-	-	-	-	0.7
Write-off of investments in progress	2.2.c.	-	-	(0.1)	-	-	(0.1)
Business combination - Texaco acquisition	2.2.e.	(2.6)	-	-	-	-	(2.6)
Ipiranga's deferred revenues - franchise fees, loyalty program, etc.	2.2.f. / 18	0.3	-	-	-	-	0.3
Reclassification of the result of raw materials hedging - from financial income or expenses to cost of goods sold	23	(2.3)	-	8.9	-	-	6.6
Amortization of intangible assets	3.h. / 14	20.9	-	-	-	-	20.9
Others effects, net		(0.0)	0.1	(1.8)	(0.1)	-	(1.9)
Total effects		16.9	0.1	7.0	(0.1)	-	23.9
EBITDA after the implementation of the New BR GAAP		189.3	73.8	36.2	28.0	17.2	344.4

Main effects from the implementation of the New BR GAAP on the consolidated financial statements
(R$ million)

2Q09

	Explanatory note	EBITDA	Financial results	Net earnings	Asset	Liabilities	Shareholder's equity
Figures according to the previous accounting practices		320.6	(86.9)	93.3	10,200.4	5,332.5	4,829.8
Recognition of provision for removal of Ipiranga's fuel tanks	2.2.a.	0.7	(0.8)	(0.3)	6.9	44.4	(37.4)
Capitalization of borrowing costs	2.2.b. - b.1)	-	-	0.7	(28.2)	-	(28.2)
Inflationary adjustment 1996/1997 on property, plant and equipment	2.2.b. - b.2)	-	-	(0.7)	16.1	-	16.1
Write-off of investments in progress	2.2.c.	(0.1)	-	(0.1)	(21.2)	-	(21.2)
Provision for contingencies with over 50% probability that an obligation exists	2.2.d.	-	(0.2)	(0.2)	-	7.5	(7.5)
Business combination - Texaco acquisition	2.2.e.	(2.6)	(0.3)	(10.1)	35.2	76.3	(41.1)
Ipiranga's deferred revenues - franchise fees, loyalty program, etc.	2.2.f. / 18	0.3	-	0.3	-	5.6	(5.6)
Reclassification of ACE - from accounts receivables reducer to loans and financing	16	-	-	-	61.0	61.0	-
Reclassification of negative hedging result - from a financial assets reducer to loans and financing	16	-	-	-	47.4	47.4	-
Reclassification of the result of raw materials hedging - from financial income or expenses to cost of goods sold	23	6.6	(6.6)	-	-	-	-
Reclassification of escrow deposits - from provisions reducer to asset		-	-	-	186.8	186.8	-
Amortization of intangible assets	3.h. / 14	20.9	-	-	-	-	-
Others effects, net¹		(1.9)	4.1	2.6	7.2	(0.3)	45.6
Effect of the adoption of the New BR GAAP in deferred income tax and social contribution	2.2.h.	-	-	3.1	60.6	-	60.6
Total effects		23.9	(3.8)	(4.6)	371.8	428.7	(18.8)
Figures after the implementation of the New BR GAAP		344.4	(90.7)	88.7	10,572.2	5,761.2	4,811.0

¹ Includes non-controlling interest in net earnings and shareholders' equity, for further information see note 2.2.

ATTACHMENT (page 7 of 9)

Effects from the implementation of the New BR GAAP on the business units’ EBITDA
(R$ million)

1Q09

	Explanatory note	Ipiranga	Ultragaz	Oxiteno	Ultracargo	Others/Elim.	Ultrapar
EBITDA according to the previous accounting practices		143.6	52.4	46.2	24.0	7.9	274.1
Recognition of provision for removal of Ipiranga’s fuel tanks	2.2.a./17	0.7	-	-	-	-	0.7
Write-off of investments in progress	2.2.c.	(0.3)	-	(0.1)	-	-	(0.4)
Ipiranga’s deferred revenues - franchise fees, loyalty program, etc.	2.2.f./18	0.3	-	-	-	-	0.3
Reclassification of the result of raw materials hedging - from financial income or expenses to cost of goods sold	23	(0.2)	-	2.1	-	-	1.9
Amortization of intangible assets	3.h./14	10.0	-	-	-	-	10.0
Others effects, net		(0.0)	(0.2)	(1.3)	(0.1)	-	(1.7)
Total effects		10.5	(0.2)	0.8	(0.1)	-	10.9
EBITDA after the implementation of the New BR GAAP		154.0	52.2	46.9	23.9	7.9	285.0

Main effects from the implementation of the New BR GAAP on the consolidated financial statements
(R$ million)

1Q09

	Explanatory note	EBITDA	Financial results	Net earnings	Asset	Liabilities	Shareholder’s equity
Figures according to the previous accounting practices		274.1	(59.0)	91.2	10,080.5	5,299.7	4,741.5
Recognition of provision for removal of Ipiranga’s fuel tanks	2.2.a.	0.7	(0.5)	(0.4)	4.9	42.1	(37.2)
Capitalization of borrowing costs	2.2.b. - b.1)	-	-	1.1	(29.0)	-	(29.0)
Inflationary adjustment 1996/1997 on property, plant and equipment	2.2.b. - b.2)	-	-	(0.6)	16.8	-	16.8
Write-off of investments in progress	2.2.c.	(0.4)	-	(0.4)	(21.4)	-	(21.4)
Provision for contingencies with over 50% probability that an obligation exists	2.2.d.	-	(0.2)	(0.2)	-	7.4	(7.4)
Ipiranga’s deferred revenues - franchise fees, loyalty program, etc.	2.2.f. / 18	0.3	-	0.3	-	5.9	(5.9)
Reclassification of ACE - from accounts receivables reducer to loans and financing	16	-	-	-	56.6	56.6	-
Reclassification of negative hedging result - from a financial assets reducer to loans and financing	16	-	-	-	10.3	10.3	-
Reclassification of the result of raw materials hedging - from financial income or expenses to cost of goods sold	23	1.9	(1.9)	-	-	-	-
Reclassification of escrow deposits - from provision reducer to asset		-	-	-	156.7	156.7	-
Amortization of intangible assets	3.h. / 14	10.0	-	-	-	-	-
Others effects, net¹		(1.7)	3.8	2.6	8.6	2.4	45.5
Effect of the adoption of the New BR GAAP in deferred income tax and social contribution	2.2.h.	-	-	(0.3)	26.4	-	26.4
Total effects		10.9	1.2	2.0	230.0	281.2	(12.0)
Figures after the implementation of the New BR GAAP		285.0	(57.8)	93.2	10,310.5	5,580.9	4,729.6

1.  Includes non-controlling interest in net earnings and shareholders’ equity, for further information see note 2.2.

ATTACHMENT (page 8 of 9)

Effects from the implementation of the New BR GAAP on the business units’ EBITDA
(R$ million)

9M10

	Explanatory note	Ipiranga	Ultragaz	Oxiteno	Ultracargo	Others/Elim.	Ultrapar
EBITDA according to the previous accounting practices		681.8	251.0	177.0	86.5	36.6	1,233.0
Recognition of provision for removal of Ipiranga’s fuel tanks	2.2.a. / 17	4.7	-	-	-	-	4.7
Write-off of investments in progress	2.2.c.	-	-	(0.1)	-	-	(0.1)
Ipiranga’s deferred revenues - franchise fees, loyalty program, etc.	2.2.f. / 18	(1.3)	-	-	-	-	(1.3)
Reclassification of the result of raw materials hedging - from financial income or expenses to cost of goods sold	23	(8.6)	-	10.2	-	(1.9)	(0.3)
Amortization of intangible assets	3.h. / 14	77.6	-	-	-	-	77.6
Others effects, net		(2.1)	(0.2)	0.2	(0.0)	-	(2.1)
Total effects		70.2	(0.2)	10.3	(0.0)	(1.9)	78.4
EBITDA after the implementation of the New BR GAAP		752.0	250.8	187.3	86.5	34.8	1,311.4

Main effects from the implementation of the New BR GAAP on the consolidated financial statements
(R$ million)

9M10

	Explanatory note	EBITDA	Financial results	Net earnings	Asset	Liabilities	Shareholder’s equity
Figures according to the previous accounting practices		1,233.0	(206.8)	547.9	12,091.0	6,884.4	5,183.4
Recognition of provision for removal of Ipiranga’s fuel tanks	2.2.a.	4.7	(2.3)	2.3	7.3	43.0	(35.7)
Capitalization of borrowing costs	2.2.b. - b.1)	-	1.2	3.1	(24.3)	-	(24.3)
Inflationary adjustment 1996/1997 on property, plant and equipment	2.2.b. - b.2)	-	-	(0.6)	14.0	-	14.0
Write-off of investments in progress	2.2.c.	(0.1)	-	(0.1)	(21.5)	-	(21.5)
Provision for contingencies with over 50% probability that an obligation exists	2.2.d.	-	(0.6)	(0.6)	-	8.5	(8.5)
Business combination – Texaco acquisition	2.2.e.	-	-	(21.3)	5.2	76.3	(71.1)
Ipiranga’s deferred revenues - franchise fees, loyalty program, etc.	2.2.f. / 18	(1.3)	-	(1.3)	-	18.4	(18.4)
Reclassification of ACE - from accounts receivables reducer to loans and financing	16	-	-	-	54.4	54.4	-
Reclassification of negative hedging result - from a financial assets reducer to loans and financing	16	-	-	-	66.2	66.2	-
Reclassification of the result of raw materials hedging - from financial income or expenses to cost of goods sold	23	(0.3)	0.3	-	-	-	-
Reclassification of escrow deposits - from provision reducer to asset		-	-	-	243.5	243.5	-
Amortization of intangible assets	3.h. / 14	77.6	-	-	-	-	-
Others effects, net¹		(2.1)	8.5	2.2	5.6	(5.6)	34.5
Effect of the adoption of the New BR GAAP in deferred income tax and social contribution	2.2.h.	-	-	(13.8)	39.2	-	39.2
Total effects		78.4	7.1	(30.1)	389.7	504.7	(91.8)
Figures after the implementation of the New BR GAAP		1,311.4	(199.7)	517.8	12,480.6	7,389.1	5,091.6

1.  Includes non-controlling interest in net earnings and shareholders’ equity, for further information see note 2.2.

ATTACHMENT (page 9 of 9)

Effects from the implementation of the New BR GAAP on the business units' EBITDA
(R$ million)

12M09

	Explanatory note	Ipiranga	Ultragaz	Oxiteno	Ultracargo	Others/Elim.	Ultrapar
EBITDA according to the previous accounting practices		777.5	281.4	144.8	104.8	45.8	1,354.4
Recognition of provision for removal of Ipiranga's fuel tanks	2.2.a. / 17	3.3	-	-	-	-	3.3
Write-off of investments in progress	2.2.c.	-	-	(0.4)	-	-	(0.4)
Business combination - Texaco acquisition1	2.2.e.	(2.9)	-	-	-	-	(2.9)
Ipiranga's deferred revenues - franchise fees, loyalty program, etc.	2.2.f. / 18	(11.0)	-	-	-	-	(11.0)
Reclassification of the result of raw materials hedging - from financial income or expenses to cost of goods sold	23	(4.0)	-	30.5	-	(1.7)	24.8
Amortization of intangible assets	3.h. / 14	70.0	-	-	-	-	70.0
Others effects, net		(3.0)	(0.2)	(4.2)	(0.3)	-	(7.8)
Total effects		52.4	(0.2)	25.9	(0.3)	(1.7)	76.0
EBITDA after the implementation of the New BR GAAP		829.9	281.2	170.7	104.5	44.1	1,430.4

Main effects from the implementation of the New BR GAAP on the consolidated financial statements
(R$ million)

12M09

	Explanatory note	EBITDA	Financial results	Net earnings	Asset	Liabilities	Shareholder's equity
Figures according to the previous accounting practices		1,354.4	(278.2)	466.7	11,090.3	6,226.0	4,829.3
Recognition of provision for removal of Ipiranga's fuel tanks	2.2.a.	3.3	(2.4)	(1.2)	6.6	44.6	(38.0)
Capitalization of borrowing costs	2.2.b. - b.1)	-	(0.4)	2.7	(27.4)	-	(27.4)
Inflationary adjustment 1996/1997 on property, plant and equipment	2.2.b. - b.2)	-	-	(2.9)	14.6	-	14.6
Write-off of investments in progress	2.2.c.	(0.4)	-	(0.4)	(21.4)	-	(21.4)
Provision for contingencies with over 50% probability that an obligation exists	2.2.d.	-	(0.7)	(0.7)	-	7.9	(7.9)
Business combination - Texaco acquisition1	2.2.e.	(2.9)	(0.3)	(24.5)	26.5	76.3	(49.8)
Ipiranga's deferred revenues - franchise fees, loyalty program, etc.	2.2.f. / 18	(11.0)	-	(11.0)	-	17.1	(17.1)
Reclassification of ACE - from accounts receivables reducer to loans and financing	16	-	-	-	72.1	72.1	-
Reclassification of negative hedging result - from a financial assets reducer to loans and financing	16	-	-	-	51.8	51.8	-
Reclassification of the result of raw materials hedging - from financial income or expenses to cost of goods sold	23	24.8	(24.8)	-	-	-	-
Reclassification of escrow deposits - from provisions reducer to asset		-	-	-	204.3	204.3	-
Amortization of intangible assets	3.h. / 14	70.0	-	-	-	-	-
Others effects, net2		(7.8)	15.4	7.2	2.8	(62.7)	100.6
Effect of the adoption of the New BR GAAP in deferred income tax and social contribution	2.2.h.	-	-	1.0	53.1	-	53.1
Total effects		76.0	(13.3)	(29.8)	382.9	411.4	6.6
Figures after the implementation of the New BR GAAP		1,430.4	(291.5)	436.9	11,473.2	6,637.4	4,835.8

¹ Considers R$ (0.3) MM related to expenditures on the acquisition of Texaco, included in write-off of investments in progress in 1Q09
2 Includes non-controlling interest in net earnings and shareholders' equity, for further information see note 2.2.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 12, 2010
ULTRAPAR HOLDINGS INC.

By:	/s/ André Covre
	Name:	André Covre
	Title:	Chief Financial and Investor Relations Officer

(Interim financial information - March 31st, 2010, Interim financial information - June 30th, 2010, Earnings release, Minutes of the meeting of the Board held on November 10th, 2010, Interim financial information - September 30th, 2010, Market announcement dated November 10, 2010)